As filed with the Securities and Exchange Commission on February 1, 2010

Registration No. 333-163956

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Graham Packaging Company Inc.

(Exact name of registrant as specified in its charter)

Delaware	3080	52-2076126
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2401 Pleasant Valley Road

York, Pennsylvania 17402

(717) 849-8500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David W. Bullock

2401 Pleasant Valley Road

York, Pennsylvania 17402

(717) 849-8500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Richard A. Fenyes, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	Phyllis G. Korff, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036-6522 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	26,833,334 shares	$16.00	$429,333,344	$30,612

(1)	Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act.
(3)	$19,530 of the total registration fee was paid on October 29, 2009 in connection with the Registration Statement on Form S-1 (File No. 333-162815) filed by the registrant’s indirect subsidiary, GPC Capital Corp. II. The offering contemplated in that registration statement will be effected through Graham Packaging Company Inc. $5,425 of the total registration fee was paid on December 21, 2009. $5,657 of the total registration fee was paid on January 21, 2010.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Dated January 26, 2010.

Preliminary Prospectus

Graham Packaging Company Inc.

23,333,334 Shares

Common Stock

$             per share

We are offering 16,666,667 shares of our common stock and the selling stockholders named in this prospectus are offering 6,666,667 shares of our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

This is an initial public offering of our common stock. Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price will be between $14.00 and $16.00 per share. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “GRM.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 23,333,334 shares of common stock, the underwriters have the option to purchase up to an additional 3,500,000 shares from the selling stockholders at the initial public offering price, less the underwriting discount, within 30 days of the date of this prospectus.

The underwriters expect to deliver the shares against payment on or about February     , 2010.

Citi	Goldman, Sachs & Co.	Deutsche Bank Securities

BofA Merrill Lynch	UBS Investment Bank

KeyBanc Capital Markets	Baird

Prospectus dated                    , 2010.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize be delivered to you. We, the selling stockholders and the underwriters have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We, the selling stockholders and the underwriters are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

Market data and certain industry forecasts used herein were obtained from internal surveys, market research, publicly available information and industry publications. While we believe that market research, publicly available information and industry publications we use are reliable, we have not independently verified market and industry data from third-party sources. Moreover, while we believe our internal surveys are reliable, they have not been verified by any independent source.

All brand names and trademarks appearing in this prospectus are the property of their respective holders.

PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering, but it is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the section entitled “Risk Factors” and the historical and pro forma financial data and related notes, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of factors such as those set forth in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Unless the context otherwise requires, all references herein to “we,” “our” or “us” refer to Graham Packaging Company Inc. and its subsidiaries. References to “on a pro forma basis” or “pro forma” mean after giving effect to the Reorganization (as described under the section “Organizational Structure—Reorganization”), this offering and the use of proceeds contemplated herein. See “Unaudited Pro Forma Financial Information” and “Use of Proceeds.”

Our Company

We are a worldwide leader in the design, manufacture and sale of value-added, custom blow molded plastic containers for branded consumer products. We operate in product categories where customers and end users value the technology and innovation that our custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. We selectively pursue opportunities where we can leverage our technology portfolio to continue to drive the trend of conversion to plastic containers from other packaging materials. Our customers include leading multi-national and regional blue-chip consumer product companies that seek customized, sustainable plastic container solutions in diverse and stable end markets, such as the food and beverage and the household consumer products markets. We believe we are well-positioned to meet the evolving needs of our customers who often use our technology to differentiate their products with value-added design and performance characteristics such as smooth-wall panel-less bottles, unique pouring and dispensing features, multilayer bottles incorporating barrier technologies to extend shelf life, and ultra lightweight bottles with “hot-fill” capabilities that allow containers to be filled at high temperatures.

We believe we have number one market share positions in North America for hot-fill juices, sports drinks/isotonics, yogurt drinks, liquid fabric care, dish detergents, hair care, skin care and certain other products. For the year ended December 31, 2008, approximately 90% of our net sales from continuing operations were realized in these product categories. We do not participate in markets where technology is not a differentiating factor, such as the carbonated soft drink or bottled water markets.

Our value-added products are supported by more than 1,000 issued or pending patents. We strive to provide the highest quality products and services to our customers, while remaining focused on operational excellence and continuous improvement. These priorities help to reduce our customers’ costs, while also maximizing our financial performance and cash flow. We supply our customers through a network of 84 manufacturing facilities, approximately one-third of which are located on-site at our customers’ plants. The vast majority of our sales are made pursuant to long-term customer contracts that include the pass-through of the cost of plastic resin, as well as mechanisms for the pass-through of certain other manufacturing costs.

Collectively, our product portfolio, technologies, end markets and operations all contribute to our industry-leading margins and strong cash flow.

Our Markets

We supply plastic containers to a significant number of end markets and geographies. Our products provide differentiated packaging for consumer products that help address basic needs such as nutrition, hygiene and home care. The end markets we supply are generally characterized by stable, long-term demand trends that are relatively insulated from economic cycles.

In our food and beverage product category, which represented 61.0% of our net sales from continuing operations for the year ended December 31, 2008, we produce containers for a broad array of end markets that have accepted plastic as the preferred packaging material, such as the markets for juices and juice drinks, yogurt drinks, teas, sports drinks/isotonics and vitamin enhanced waters, as well as snacks, liquor, toppings, jellies and jams. Based on the technology and innovation we bring to our customers and our current market position, we believe we are strategically positioned to benefit from the considerable market opportunity that remains in categories yet to convert, or that are in the early stages of conversion, to plastic containers, including beer, sauces, salsas and nutritional products.

In addition, we supply the household, personal care/specialty and automotive lubricants product categories, which represented 19.2%, 7.3% and 12.5%, respectively, of our net sales from continuing operations for the year ended December 31, 2008. We produce containers for liquid fabric care, dish care, hard-surface cleaners, hair care, skin care and oral care products, as well as automotive lubricants.

For the year ended December 31, 2008, we generated approximately 86% of our net sales from continuing operations in North America. We have a meaningful international presence and we expect to continue to grow alongside our multi-national customers as they expand into new geographies. We are well-positioned through our existing international locations, customer partnerships and joint ventures to take advantage of emerging demand trends in markets such as Latin America, Eastern Europe, India and the rest of Asia. These markets offer compelling opportunities for our custom plastic containers due to changing consumption patterns, increasing penetration rates of packaged goods and emerging consumer bases.

Our Strengths

Global Leader in the Value-Added Plastic Packaging Market. We believe we are one of the few companies that can provide value-added custom plastic containers on a global scale, manufactured from a variety of resins. For the year ended December 31, 2008, approximately 90% of our net sales from continuing operations were realized in product categories in which we believe we have number one market share positions. We have deliberately focused our technologies and assets on key custom markets that tend to support higher global growth and margins. We believe we have the leading domestic market position for custom plastic containers for juice, beer, yogurt drinks, frozen concentrate and pasta sauce and the leading position in Europe for custom plastic containers for yogurt drinks. In addition, we have grown internationally alongside our multi-national consumer product customers. Our proven business model positions us to benefit from the continued growth of our existing consumer product customers in international markets where we anticipate significant demand for plastic containers.

Strategically Positioned to Benefit from Secular Trends in Packaging. We believe we are a leader in the conversion to plastic containers for many major product categories such as shelf-stable, chilled and frozen concentrate juices, beer, food products, energy drinks and ready-to-drink teas. The conversion to plastic containers from other packaging materials has been accelerated by technological advancements, changing consumer preferences and an increased focus on lightweight, sustainable packaging. The advantages of plastic containers, such as shatter resistance, reduced shipping weight, ease of opening and dispensing and resealability, have established plastic as the packaging material of choice on a global basis. We believe we are well positioned to use our technology to help drive the conversion in categories yet to convert, or that are in the early stages of conversion, to plastic containers.

Stable, Long-Term Customer Relationships. We have enjoyed long-standing relationships with our largest and most important customers due to our technology, innovation, product quality and our ability to reduce our customers’ packaging costs. The majority of these customers are under long-term contracts and have been doing business with us, on average, for over 20 years. We believe we have helped establish the branding for many of our top customers, and in some cases, we are the sole source provider in multiple geographies. These efforts have led to awards from several of our major customers, including Heinz Supplier of the Year (2006, 2007, 2008 and 2009), 2008 Anheuser Busch Select Supplier, 2007 Dannon Supplier of the Year, 2005 Miller Beer Supplier of the Year and 2008 Abbott Supplier Excellence Award.

Superior Technology with Long History of Innovation. We use technology and innovation to drive conversions, as well as to deliver solutions that meet our customers’ needs for new designs, product performance requirements, cost management and sustainability. We have demonstrated significant success in designing plastic containers that include customized features such as smooth-wall panel-less bottles, complex shapes, reduced weight, handles, grips, view stripes, pouring features and graphic-intensive customized labeling. Our products must often meet specialized performance and structural requirements, such as hot-fill capability, recycled material usage, oxygen and carbon dioxide barriers, flavor protection and multi-layering. Our strong design capabilities have been especially important to our customers, who generally use packaging to differentiate and add value to their brands, which enable them to spend less on promotion and advertising. We have filed for 925 patents over the past five years for our design and functional package innovations.

“On-Site” Model Provides Stability and Global Opportunities. Approximately one third of our 84 manufacturing facilities are located “on-site” at our customers’ plants. Our on-site plants enable us to work closely with our customers, reducing working capital needs through just-in-time inventory management, generating significant savings opportunities through process re-engineering and eliminating freight and warehouse expenses. In many cases, our on-site operations are integrated with our customers’ manufacturing operations, so our products are delivered by direct conveyance to the customers’ filling lines. As our customers expand globally, our on-site model offers us opportunities to expand alongside our customers in attractive, high-growth markets, while minimizing our investment risk.

Leader in Sustainability. We have emerged as a leader in sustainability initiatives within the packaging industry. We believe we are the only provider of 100% post-consumer resin (“PCR”) bottles for food and juice applications. Our product design capabilities capitalize on the inherent benefits of plastic to produce lightweight bottles that help our customers reduce material usage, lower container weight, save freight costs and improve product-to-package ratios. Our on-site business model also helps eliminate unnecessary freight costs by providing a product source close to our customers, as well as helping to synchronize demand planning with our customers’ plants to further reduce inefficiency. We also provide PCR as a resin source alternative for our customers and produce PCR ourselves at our Graham Recycling Plant in York, Pennsylvania.

Focus on Operational Excellence. We strive to provide the highest quality product to our customers, while eliminating inefficiency and reducing costs. We are committed to improve productivity and reduce non-value-added activities and costs in our production processes, purchasing activities, selling, general and administrative expenses, capital expenditures and working capital. For example, from January 1, 2006, through September 30, 2009, we closed or merged several plants that did not meet our internal performance criteria; we implemented information systems to analyze customer profitability resulting in subsequent improvement actions and the exit of certain relationships; we centralized nearly all procurement activities; and we benchmarked and subsequently reduced selling, general and administrative expenses. We utilize our Graham Performance System, a bi-weekly performance management review of our continuous improvement process, where we measure performance and track progress on initiatives relating to safety, quality, productivity, capital expenditures, working capital and other actions leading to improved financial performance. Overall, we have a strong pipeline of specific cost reduction opportunities, which we intend to implement to optimize our cost structure.

Attractive, Stable Margins and Strong Cash Flow Generation. Our strong profit margins, combined with our disciplined approach to capital expenditures, focus on higher margin business opportunities and stringent working capital management, enable us to generate strong and recurring cash flow. The stability of our margins is enhanced by the pass-through of the cost of resin to customers by means of corresponding changes in product pricing. For the nine months ended September 30, 2009, we generated $308.2 million in cash flow from operations, which reduced our net debt (total outstanding indebtedness net of $196.8 million of cash and cash equivalents) to $2,245.7 million at September 30, 2009, and enabled us to make strategic investments in our business. We expect that a substantial portion of our cash flow will continue to be used to service our debt. We also have a very strong liquidity position, as we had $196.8 million of cash and cash equivalents and $237.3 million of availability under our senior secured revolving credit facility, as of September 30, 2009, and the majority of our outstanding debt matures in 2012 and beyond. In addition, our cash taxes are minimized to the extent of the net operating losses and other tax assets available at our operating subsidiaries. We believe our strong financial position allows us to serve our customers effectively and pursue our strategic plan of stable and profitable growth while maximizing cash flow, reducing financial leverage and increasing stockholder returns.

Experienced Management Team with Meaningful Equity Incentives. We have recruited a world-class management team that has successfully executed on transformational company initiatives over the past three years. Their achievements include: increasing our gross margin; decreasing our selling, general and administrative expenses; reducing our annual capital expenditures; generating improved cash flow; reducing our financial leverage; improving our return on capital employed; executing our sustainability initiatives; and expanding our business in high-growth markets, including India. Our senior managers are meaningfully invested in our performance, which gives them an ongoing stake in the creation of stockholder value. After the Reorganization and this offering, management will own approximately 5.5% of our common stock on a fully diluted basis.

Our Strategy

We intend to capitalize on our leadership positions in value-added custom plastic containers to increase our earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash flow in order to reduce our financial leverage and increase stockholder return. We seek to achieve this objective by pursuing the following strategies:

Manage our Business for Stable Growth and Strong Cash Flow Generation. We primarily serve the food and beverage and the household consumer products markets, which tend to be relatively stable due to the underlying demand characteristics of these markets. We will continue to manage our business for growth that meets our disciplined financial performance criteria. We plan to continue to generate cash flow through EBITDA growth and disciplined capital expenditure and working capital management. Our stable growth and strong cash flow will allow us to reduce our financial leverage and increase stockholder return.

Leverage Our Technology Portfolio to Meet the Needs of Our Customers. Most of our customers use packaging to differentiate their products in order to improve their profit margins and market share. We plan to build on our track record of delivering innovations that add value through differentiated shapes and features, and technologies that provide specialized performance and structural attributes. We will also continue to build on our long history of success in meeting the evolving sustainability needs of our customers including reduced raw material content (lightweighting) and increased use of recycled content.

Targeted Organic Growth in Attractive Markets Utilizing Our Proven Business Model. We intend to drive conversions to plastic packaging in markets such as beer, sauces, salsas and nutritional products. These markets allow us to grow through the deployment of our proven technologies to new applications which can often result in new on-site opportunities. We will also seek opportunities in new markets, including high-growth emerging markets such as Latin America, Eastern Europe, India and the rest of Asia. These markets offer compelling opportunities for our custom plastic containers due to changing consumption patterns, increasing penetration rates of packaged goods and emerging consumer bases.

Continue to Focus on Operational Excellence. Our goal is to be the highest quality, most cost-effective provider of value-added custom plastic containers in our markets. We believe we have established a track record of implementing operational improvements and building a lean operating and overhead structure. We intend to focus on further cost reductions through continuous improvement initiatives, leveraging our design and process technology and maintaining our rigorous operational management systems. We believe our focus on operational improvement will continue to drive customer quality, capital efficiency, cash flow and ultimately return on capital employed.

Supplement Organic Growth with Opportunistic and Accretive Strategic Investments. In addition to our primary organic growth strategy, we plan to consider selective investments, joint ventures and strategic acquisitions to supplement our growth objectives. We intend to focus on disciplined and accretive investments that leverage our core strengths in custom plastic containers and enhance our current product, market, geography and customer strategies.

Risks Related to Our Business, Our Indebtedness and this Offering

Before you invest in our common stock, you should be aware that there are various risks related to, among other things: competition; development of product innovations; protection of proprietary technology; reliance on our largest customers; decreases in customer purchase amounts; increases in resin prices or decreases in resin supply; foreign currency fluctuations; local laws in several countries; asset impairment charges; goodwill impairment charges; our dependence on key personnel; new acquisitions; labor relations; our dependence on blow molding equipment; environmental costs and liabilities; risks associated with being deemed an “investment company;” difficulties in profit generation; our substantial leverage; the possibility that we may incur additional leverage; restrictive covenants in our debt agreements; inability to renew or replace our debt on favorable terms or at all; the possibility of default under our credit agreement if a change of control occurs; the control of our company by The Blackstone Group L.P. and its affiliates (collectively, “Blackstone”); payments of certain tax benefits attributable to our existing owners; that we are dependent on Graham Packaging Holdings Company for distributions; and the securities markets. For more information about these and other risks, please read “Risk Factors.” You should carefully consider these risk factors together with all of the other information in this prospectus.

Corporate History and Information

We were incorporated in Delaware under the name “BMP/Graham Holdings Corporation” on November 5, 1997 in connection with the recapitalization transaction in which Blackstone, management and other investors became the indirect holders of 85.0% of the partnership interests of Graham Packaging Holdings Company, which was completed on February 2, 1998. We are a holding company whose only material assets are the direct ownership of an 80.9% limited partnership interest in Graham Packaging Holdings Company and 100% of the limited liability company interests of BCP/Graham Holdings L.L.C. (“BCP”), which holds a 4.0% general partnership interest in Graham Packaging Holdings Company. We changed our name to “Graham Packaging Company Inc.” on December 10, 2009.

The predecessor to Graham Packaging Holdings Company, controlled by the predecessors of the Graham Family (as defined under “Organizational Structure—Reorganization”), was formed in the mid-1970s as a regional domestic custom plastic container supplier. Graham Packaging Holdings Company was formed under the name “Sonoco Graham Company” on April 3, 1989, as a Pennsylvania limited partnership. It changed its name to “Graham Packaging Company” on March 28, 1991, and to “Graham Packaging Holdings Company” on February 2, 1998. The primary business activity of Graham Packaging Holdings Company is its direct and indirect ownership of 100% of the partnership interests in the Operating Company. The Operating Company was formed under the name “Graham Packaging Holdings I, L.P.” on September 21, 1994, as a Delaware limited partnership and changed its name to “Graham Packaging Company, L.P.” on February 2, 1998, in connection with the 1998 recapitalization. On October 7, 2004, we acquired the blow molded plastic container business of Owens-Illinois, Inc. (“O-I Plastic”), which essentially doubled our size. Our operations have included the operations of O-I Plastic since the acquisition date.

Our principal executive offices are located at 2401 Pleasant Valley Road, York, Pennsylvania 17402, telephone (717) 849-8500. Graham Packaging Holdings Company files annual, quarterly and current reports and other information with the Securities and Exchange Commission (the “SEC”). Upon completion of this offering, we will file, and Graham Packaging Holdings Company will continue to file, annual, quarterly and current reports and other information with the SEC. Those filings with the SEC are, and will continue to be, available to the public on the SEC’s website at http://www.sec.gov. Those filings are, and will continue to be, also available to the public on, or accessible through, our corporate web site at http:/www.grahampackaging.com. The information contained on our website or that can be accessed through our website neither constitutes part of this prospectus nor is incorporated by reference herein.

Recent Developments

Senior Notes Offering

On November 24, 2009, Graham Packaging Company, L.P. (the “Operating Company”) and GPC Capital Corp. I co-issued $253.4 million aggregate principal amount of senior unsecured notes. The notes mature on January 1, 2017. Interest on the notes is payable semiannually at 8.25% per annum. The notes were issued at a price of 98.667% of par value, resulting in $250.0 million of gross proceeds. The $3.4 million of discount will be amortized and included in interest expense as the notes mature. The net proceeds from the offering, along with cash on hand, were used to fully discharge our obligations under the 8.5% senior notes due 2012.

Preliminary Unaudited Results for the Year Ended December 31, 2009

The following information is based on our preliminary unaudited results for the year ended December 31, 2009. We currently estimate that Adjusted EBITDA for the year ended December 31, 2009 was approximately $460 million, based on estimates for income from continuing operations of approximately $27 million, plus depreciation and amortization of approximately $159 million, asset impairment charges of approximately $41 million, interest expense, net of approximately $176 million, income tax provision of approximately $23 million, monitoring fees of $5 million, other non-cash charges of approximately $7 million, loss on debt extinguishment, net of approximately $9 million and reorganization and other costs of approximately $13 million. See footnote (6) in “—Summary Historical Financial and Pro Forma Financial Information and Other Data” for a description of Adjusted EBITDA.

This information is derived from preliminary internal financial reports and is subject to revision based on the completion of the year-end accounting and financial reporting processes necessary to finalize our financial statements as of and for the year ended December 31, 2009. We cannot assure you that, upon completion of the audit of our financial statements as of and for the year ended December 31, 2009, we will not report results materially different than those set forth above.

The Offering

Issuer	Graham Packaging Company Inc.

Selling Stockholders	Blackstone Capital Partners III Merchant Banking Fund L.P. Blackstone Offshore Capital Partners III L.P.

Blackstone Family Investment Partnership III L.P.

GPC Holdings, L.P.

Graham Packaging Corporation

MidOcean Capital Investors, L.P. (“MidOcean”)

Certain former members of management

Common stock offered by us	16,666,667 shares

Common stock offered by selling stockholders	6,666,667 shares

Common stock to be outstanding immediately after this offering	61,444,457 shares, which does not include 5,844,184 shares issuable upon the exchange of 5,844,184 outstanding limited partnership units that will be available for exchange for common stock upon consummation of the Reorganization.

Option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to 3,500,000 additional shares of our common stock at the initial public offering price.

Use of Proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $228.8 million, assuming the shares are offered at $15.00 per share, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus.

We intend to use net proceeds of approximately $193.0 million to purchase newly-issued limited partnership units from Graham Packaging Holdings Company. These proceeds will be contributed to the Operating Company which intends to use these proceeds to repay a portion of our term loans. $35.0 million of the net proceeds will be used to make a one-time monitoring fee payment to Blackstone and the Graham Family in connection with the termination of our Monitoring Agreement and $0.8 million to reimburse Blackstone for paying on our behalf historical administrative expenses incurred by us.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders including upon the sale of shares if the underwriters exercise their option to purchase additional shares from the selling stockholders in this offering. See “Use of Proceeds.”

Dividend policy	We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and in the repayment of our debt and do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by the covenants of our senior secured credit agreement and indentures and may be further restricted by the terms of any future debt or preferred securities. See “Dividend Policy” and “Description of Indebtedness.”

NYSE ticker symbol	“GRM”

Unless we indicate otherwise or the context requires, all information in this prospectus:

•	assumes consummation of the Reorganization (see “Organizational Structure—Reorganization”);

•

assumes (1) no exercise of the underwriters’ option to purchase additional shares of our common stock; and (2) an initial public offering price of $15.00 per share, the midpoint of the initial public offering price range set forth on the cover of this prospectus;

•	gives effect to the 1,465.4874-for-one stock split of our common stock, which will occur prior to the offering;

•

does not reflect 5,844,184 shares of our common stock issuable upon the exchange of 5,844,184 outstanding limited partnership units that will be available for exchange upon consummation of the Reorganization; and

•

does not reflect (1) 4,127,161 shares of our common stock issuable upon the exchange of limited partnership units issuable upon exercise of outstanding options held by our directors, officers and employees at a weighted average exercise price of $8.63 per unit as of January 22, 2010, that vest based on time or performance targets, 3,049,355 of which were then exercisable; (2) 619,779 shares of our common stock issuable upon the exchange of limited partnership units issuable upon exercise of outstanding options held by our officers and employees at a weighted average exercise price of $6.72 per unit as of January 22, 2010, the vesting of which is contingent upon both the sale by Blackstone of 75% of its original ownership interests and attainment of certain performance goals, which conditions are not expected to be satisfied in the near future; (3) 853,850 shares of our common stock issuable upon exercise of options available to be granted to directors, officers and employees under our 2010 Stock Plan (as defined under “Management—Compensation Discussion and Analysis—2010 Stock Plan”), a portion of which are expected to be granted in connection with this offering with an exercise price equal to the initial public offering price; and (4) 1,064,684 shares of our common stock reserved for future grants under our 2010 Stock Plan.

Summary Historical and Pro Forma Financial and Other Data

The following table sets forth our summary historical and pro forma consolidated financial data, at the dates and for the periods indicated.

The historical financial data as of December 31, 2007 and 2008, and for each of the three years in the period ended December 31, 2008, have been derived from our historical consolidated financial statements included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP. The historical financial data as of and for the nine months ended September 30, 2008 and 2009 have been derived from the unaudited historical condensed consolidated financial statements included elsewhere in this prospectus, which have been prepared on a basis consistent with our annual audited historical consolidated financial statements. In the opinion of management, such unaudited financial data include all adjustments, consisting only of usual recurring adjustments, necessary for fair presentation of such data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

The summary unaudited pro forma condensed consolidated financial data have been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statements of operations data for the year ended December 31, 2008 and for the nine months ended September 30, 2009 give effect to the Reorganization and this offering as if those transactions had occurred on January 1, 2008. The unaudited pro forma condensed consolidated balance sheet data as of September 30, 2009 give effect to the Reorganization and this offering as if those transactions had occurred on September 30, 2009.

The summary unaudited pro forma condensed consolidated financial statements should not be considered indicative of actual results that would have been achieved had the Reorganization and this offering been consummated on the dates indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The summary unaudited pro forma condensed consolidated financial statements should be read in conjunction with our historical consolidated financial statements and the related notes included elsewhere in this prospectus.

On November 12, 2009, we paid 2.3 million euros (approximately $3.5 million) to sell all of the shares of our wholly-owned subsidiary Graham Emballages Plastiques S.A.S., located in Meaux, France, to an independent third party. As a result, we recognized a charge subsequent to September 30, 2009, for the amount of this payment. Our exit from this location was due to its failure to meet internal financial performance criteria. During the third quarter of 2009, we determined that the results of operations for this location, which had previously been reported in the Europe segment, would be reported as discontinued operations, in accordance with the guidance under Accounting Standards Codification (“ASC”) 205-20, “Discontinued Operations.” Our consolidated statements of operations reflect these discontinued operations. Accordingly, our summary financial data below, unless otherwise indicated, is based on results from continuing operations.

You should read this information together with the information under “Organizational Structure—Reorganization,” “Unaudited Pro Forma Financial Information,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
				(Unaudited)
	(Dollars in millions, except per share data)
STATEMENT OF OPERATIONS DATA:
Net sales (1)	$2,500.4	$2,470.9	$2,559.0	$2,003.4	$1,736.4
Cost of goods sold (1)	2,212.3	2,129.4	2,183.3	1,701.5	1,418.3

Gross profit	288.1	341.5	375.7	301.9	318.1
Selling, general and administrative expenses	131.3	136.2	127.6	100.9	89.5
Asset impairment charges (2)	25.9	157.7	96.1	11.8	14.2
Net loss on disposal of property, plant and equipment	14.3	19.5	6.8	5.6	4.4

Operating income	116.6	28.1	145.2	183.6	210.0
Interest expense, net (3)	206.8	209.5	179.2	134.6	126.2
Gain on debt extinguishment	—	—	—	—	(0.8)
Other expense (income), net	2.2	2.0	0.4	(0.7)	(2.0)
Income tax provision	27.5	20.3	13.0	10.9	21.8

(Loss) income from continuing operations	(119.9)	(203.7)	(47.4)	38.8	64.8
Loss from discontinued operations	(1.1)	(3.7)	(10.5)	(1.7)	(3.9)

Net (loss) income	(121.0)	(207.4)	(57.9)	37.1	60.9
Net income attributable to noncontrolling interests	—	—	—	—	10.0

Net (loss) income attributable to our stockholders	$(121.0)	$(207.4)	$(57.9)	$37.1	$50.9

OTHER DATA:
Net sales increase (decrease) (1)	2.1%	(1.2)%	3.6%	6.7%	(13.3)%
Cash flows from (4):
Operating activities	$263.0	$174.2	$211.2	$216.7	$308.2
Investing activities	(172.4)	(149.1)	(144.4)	(96.0)	(105.0)
Financing activities	(104.6)	(23.2)	(33.6)	(26.4)	(53.1)

Depreciation and amortization (5)	206.1	203.7	177.8	133.5	118.8
Capital expenditures (excluding acquisitions) (4)	190.5	153.4	148.6	99.3	104.5

Adjusted EBITDA (6)	398.8	432.0	452.8	356.4	362.6

Covenant compliance EBITDA (6)	417.8	441.6	462.8	363.6	371.8

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS DATA:
Pro forma net (loss) income from continuing operations			(23.6)		59.2
Pro forma interest expense			168.3		119.7
Pro forma earnings (loss) from continuing operations per share:
Basic			(0.41)		1.03
Diluted			(0.41)		1.02
Weighted average number of shares used in computing pro forma earnings (loss) from continuing operations per share:
Basic			57,621,090		57,621,090
Diluted			57,621,090		65,077,934

	As of September 30, 2009
	Actual	Pro Forma
	(Unaudited)
	(In millions)
BALANCE SHEET DATA (4):
Cash and cash equivalents	$196.8	$193.4
Working capital (7)	78.1	78.9
Total assets	2,210.3	2,206.6
Total debt (8)	2,442.5	2,252.3
Noncontrolling interests	13.5	10.3
Equity (deficit)	(734.3)	(557.9)

(1)	Net sales and Cost of goods sold increase or decrease based on fluctuations in resin prices. Consistent with industry practice and as permitted under agreements with our customers, resin price changes are passed through to customers by means of corresponding changes in product pricing. The decrease in net sales from the nine months ended September 30, 2008, to the nine months ended September 30, 2009, was primarily due to a decrease in resin costs. During this time period, the average market prices per pound of polyethylene terephthalate (“PET”), and high-density polyethylene (“HDPE”) in the U.S. decreased from $0.92 to $0.72 and from $0.92 to $0.65, respectively. Also contributing to the decline was the relatively stronger dollar and a 1.8% decline in units sold.
(2)	Includes impairment charges recorded on long-lived and other assets of $14.2 million, $156.6 million, $94.7 million, $11.8 million and $14.2 million for the years ended December 31, 2006, 2007 and 2008, and for the nine months ended September 30, 2008 and 2009, respectively, and goodwill of $11.7 million, $1.1 million and $1.4 million for the years ended December 31, 2006, 2007 and 2008, respectively.
(3)	Interest expense for the years ended December 31, 2006 and 2007, and the nine months ended September 30, 2009, included the effects of the refinancing of our prior and existing senior credit agreements, which resulted in the write-offs of debt issuance fees of $2.1 million, $4.5 million and $9.3 million, respectively.
(4)	Includes both continuing and discontinued operations.
(5)	Depreciation and amortization includes continuing and discontinued operations, and excludes asset impairment charges and amortization of debt issuance fees, which is included in interest expense, net.
(6)	We define adjusted EBITDA as earnings or loss from continuing operations before interest expense, net; income tax provision; depreciation and amortization expense; asset impairment charges; the $5.0 million per year fee paid pursuant to the Fifth Amended and Restated Limited Partnership Agreement of Graham Packaging Holdings Company, dated as of February 2, 1998, and the Amended and Restated Monitoring Agreement, dated as of September 30, 2004, among Graham Packaging Holdings Company, the Operating Company, Blackstone and the Graham Family (the “Monitoring Agreement”); other non-cash charges; gain on debt extinguishment; and certain non-recurring charges. We believe that the presentation of adjusted EBITDA provides investors with a useful analytical indicator of our performance. Additionally, we use adjusted EBITDA as one of several measures in determining incentive compensation. Adjusted EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. Because not all companies use identical calculations, these presentations of adjusted EBITDA may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is calculated as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	(In millions)
(Loss) income from continuing operations	$(119.9)	$(203.7)	$(47.4)	$38.8	$64.8
Interest expense, net	206.8	209.5	179.2	134.6	126.2
Income tax provision	27.5	20.3	13.0	10.9	21.8
Depreciation and amortization (a)	204.6	201.7	175.5	131.8	118.5
Asset impairment charges	25.9	157.7	96.1	11.8	14.2
Fees paid pursuant to monitoring agreements	5.0	5.0	5.0	3.7	3.7
Other non-cash charges (b)	14.3	19.4	9.3	7.8	5.1
Gain on debt extinguishment	—	—	—	—	(0.8)
Reorganization and other costs (c)(d)	34.6	22.0	22.0	16.9	9.0
Other administrative expenses (e)	—	0.1	0.1	0.1	0.1

Adjusted EBITDA	398.8	432.0	452.8	356.4	362.6
Project startup costs (f)	19.0	9.6	10.0	7.2	9.2

Covenant compliance EBITDA (g)	$417.8	$441.6	$462.8	$363.6	$371.8

(a)	Excludes depreciation and amortization from discontinued operations, and excludes asset impairment charges and amortization of debt issuance fees, which is included in interest expense, net.
(b)	Represents net loss on disposal of fixed assets and equity based compensation.
(c)	Represents non-recurring costs related to employee severance, plant closures, hurricanes, aborted acquisitions, integration of acquired entities, global reorganization and other costs.
(d)	Does not include project startup costs, which are treated as non-recurring in accordance with the definition of EBITDA under our debt agreements.
(e)	Represents administrative expenses incurred by us and paid by Blackstone on our behalf.
(f)	Represents costs associated with startups of manufacturing lines to produce new products.
(g)	Under our debt agreements, we are required to satisfy and maintain specified financial ratios that are calculated using covenant compliance EBITDA. Additionally, under our debt agreements, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on covenant compliance EBITDA. Our debt agreements define covenant compliance EBITDA as adjusted EBITDA plus project startup costs. We believe that the presentation of covenant compliance EBITDA is important to investors because covenants in our debt agreements are tied to ratios based on that measure. Covenant compliance EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. Because not all companies use identical calculations, these presentations of covenant compliance EBITDA may not be comparable to other similarly titled measures of other companies.
(7)	Working capital is defined as current assets, less cash and cash equivalents, minus current liabilities, less current maturities of long-term debt.
(8)	Total debt includes capital lease obligations.

RISK FACTORS

An investment in our common stock involves risk. You should carefully consider the following risks as well as the other information included in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, before investing in our common stock. If any of the events described below actually occurred, it could materially and adversely affect our business, financial condition or results of operations. In such a case, the trading price of the common stock could decline and you may lose all or part of your investment in our company.

Risks Related to Our Business

Our industry is very competitive and increased competition could reduce prices and our profit margins.

We operate in a competitive environment. In the past, we have encountered pricing pressures in our markets and could experience further declines in prices of plastic packaging as a result of competition. Although we have been able over time to partially offset pricing pressures by reducing our cost structure and making the manufacturing process more efficient by providing new and innovative technology, we may not be able to continue to do so in the future. Our business, results of operations and financial condition may be materially and adversely affected by further declines in prices of plastic packaging and such further declines could lead to a loss of business and a decline in our margins.

If we are unable to develop product innovations and improve our production technology and expertise, we could lose customers or market share.

Our success may depend on our ability to adapt to technological changes in the plastic packaging industry. If we are unable to timely develop and introduce new products, or enhance existing products, in response to changing market conditions or customer requirements or demands, our competitiveness could be materially and adversely affected.

We may be unable to protect our proprietary technology from infringement.

We rely on a combination of patents and trademarks, licensing agreements and unpatented proprietary know-how and trade secrets to establish and protect our intellectual property rights. We enter into confidentiality agreements with customers, vendors, employees, consultants and potential acquisition candidates as necessary to protect our know-how, trade secrets and other proprietary information. However, these measures and our patents and trademarks may not afford complete protection of our intellectual property, and it is possible that third parties may copy or otherwise obtain and use our proprietary information and technology without authorization or otherwise infringe on our intellectual property rights. We cannot assure that our competitors will not independently develop equivalent or superior know-how, trade secrets or production methods. Significant impairment of our intellectual property rights could harm our business or our ability to compete. For example, if we are unable to maintain the proprietary nature of our technologies, our profit margins could be reduced as competitors could more easily imitate our products, possibly resulting in lower prices or lost sales for certain products. In such a case, our business, results of operations and financial condition may be materially and adversely affected.

We are periodically involved in litigation in the course of our business to protect and enforce our intellectual property rights, and third parties from time to time initiate claims or litigation against us asserting infringement or violation of their intellectual property rights. We cannot assure that our products will not be found to infringe upon the intellectual property rights of others. Further, we cannot assure that we will prevail in any such litigation, or that the results or costs of any such litigation will not have a material adverse effect on our business. Any litigation concerning intellectual property could be protracted and costly and is inherently unpredictable and could have a material adverse effect on our business, results of operations or financial condition regardless of its outcome.

We would lose a significant source of revenues and profits if we lost any of our largest customers.

The loss of one of our largest customers could result in: (i) our having excess capacity if we are unable to replace that customer; (ii) our having excess overhead and fixed costs and possible impairment of long-lived assets; and (iii) our selling, general and administrative expenses and capital expenditures representing increased portions of our revenues.

In 2008 and the first nine months of 2009, our top 20 customers comprised 71.1% and 69.7% of our net sales, respectively. PepsiCo (collectively, with its affiliates, such as Frito-Lay, Gatorade and Tropicana) is our largest customer, with all product lines we provide to PepsiCo collectively accounting for approximately 17.2%, 14.0%, 13.3% and 11.3% of our net sales for the years ended December 31, 2006, 2007 and 2008, and for the nine months ended September 30, 2009, respectively.

If any of our large customers terminated its relationship with us, we would lose a significant source of revenues and profits.

Contracts with customers generally do not require them to purchase any minimum amounts of products from us, and customers may not purchase amounts that meet our expectations.

The majority of our sales are made pursuant to long-term customer purchase orders and contracts. Customers’ purchase orders and contracts typically vary in length with terms up to ten years. The contracts, including those with PepsiCo, generally are requirements contracts which do not obligate the customer to purchase any given amount of product from us. Prices under these arrangements are tied to market standards and therefore vary with market conditions. Changes in the cost of resin, the largest component of our cost of goods sold, are passed through to customers by means of corresponding changes in product pricing in accordance with our agreements with these customers and industry practice. Increases in resin prices relative to alternative packaging materials, or other price increases, may cause customers to decrease their purchases from us. Additionally, if customers undertake transformational initiatives to their product lines, such as concentrate conversions or product obsolescence actions, we may lose a source of revenues and profits. As a result, despite the existence of supply contracts with our customers, we face the risk that in the future customers will not continue to purchase amounts that meet our expectations.

Increases in resin prices, relative to alternative packaging materials, and reductions in resin supplies could significantly slow our growth and disrupt our operations.

We depend on large quantities of PET, HDPE and other resins in manufacturing our products. One of our primary strategies is to grow the business by capitalizing on the conversion from glass, metal and paper containers to plastic containers. Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. A sustained increase in resin prices, relative to alternative packaging materials, to the extent that those costs are not passed on to the end-consumer, would make plastic containers less economical for our customers and could result in a slower pace of conversions to, or reductions in the use of, plastic containers. Changes in the cost of resin are passed through to customers by means of corresponding changes in product pricing, in accordance with our agreements with these customers and industry practice. However, if we are not able to do so in the future and there are sustained increases in resin prices, relative to alternative packaging materials, our operating margins could be affected adversely.

While there is currently an adequate supply of resin available from many sources, this may not be the case in the future. Several of our larger suppliers have either entered, or are emerging from, bankruptcy protection. If the number of suppliers is significantly reduced in the future, this could affect our ability to obtain resin timely, or obtain resin at favorable prices, and our operations and profitability may be impaired.

Our international operations are subject to a variety of risks related to foreign currencies and local law in several countries.

We have significant operations outside the United States, and therefore hold assets, incur liabilities, earn revenues and pay expenses in a variety of currencies other than the U.S. dollar. The financial statements of our foreign subsidiaries are translated into U.S. dollars. Our operations outside the United States accounted for approximately 17.7%, 19.9%, 20.9% and 20.7% of our net sales for the years ended December 31, 2006, 2007 and 2008, and for the nine months ended September 30, 2009, respectively. As a result, we are subject to risks associated with operating in foreign countries, including fluctuations in currency exchange and interest rates, imposition of limitations on conversion of foreign currencies into U.S. dollars or remittance of dividends and other payments by foreign subsidiaries, imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, labor relations problems, hyperinflation in some foreign countries and imposition or increase of investment and other restrictions by foreign governments or the imposition of environmental or employment laws. Furthermore, we typically price our products in our foreign operations in local currencies. As a result, an increase in the value of the U.S. dollar relative to the local currencies of profitable foreign subsidiaries can have a negative effect on our profitability. In our consolidated financial statements, we translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period or the exchange rate at the end of that period. During times of a strengthening U.S. dollar, at a constant level of business, our reported international sales, earnings, assets and liabilities will be reduced because the local currency will translate into fewer U.S. dollars. Exchange rate fluctuations decreased comprehensive loss by $23.2 million and $36.3 million and increased comprehensive loss by $65.9 million for the years ended December 31, 2006, 2007 and 2008, respectively, and increased comprehensive income by $15.2 million for the nine months ended September 30, 2009. In addition to currency translation risks, we incur a currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sale transaction using a currency different from the operating subsidiary’s functional currency. In several countries where we operate, resin purchases must be made in U.S. dollars. Furthermore, changes in local economic conditions can affect operations. Our international operations also expose us to different local political and business risks and challenges. For example, in certain countries, such as Venezuela and Argentina, we are faced with periodic political issues which could result in currency risks or the risk that we are required to include local ownership or management in our businesses. The above mentioned risks in North America, Europe and South America may hurt our ability to generate revenue in those regions in the future.

We may not be able to recover the carrying value of our long-lived assets, which could require us to record additional asset impairment charges and materially and adversely affect our results of operations.

We had net property, plant and equipment of $1,047.1 million at September 30, 2009, or 47.4% of our total assets. We recorded impairment charges to property, plant and equipment of $14.2 million, $135.5 million, $93.2 million and $14.2 million for the years ended December 31, 2006, 2007 and 2008, and for the nine months ended September 30, 2009, respectively. We operate in a competitive industry with rapid technological innovation. In order to remain competitive, we develop and invest in new equipment which enhances productivity, often making older equipment obsolete. In addition, changing market conditions can also impact our ability to recover the carrying value of our long-lived assets. The continuing presence of these factors, as well as other factors, could require us to record additional asset impairment charges in future periods which could materially and adversely affect our results of operations.

Goodwill and other identifiable intangible assets represent a significant portion of our total assets, and we may never realize the full value of our intangible assets.

As of September 30, 2009, goodwill and other identifiable intangible assets were approximately $479.5 million, or 21.7% of our total assets. Goodwill and other identifiable intangible assets are recorded at fair value on the date of acquisition. In accordance with the guidance under ASC 350-20 “Intangibles—Goodwill and Other,” we review such assets at least annually for impairment. Impairment may result from, among other things, deterioration in performance, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of or affect the products and services we sell, challenges to the validity of certain registered intellectual property, reduced sales of certain products incorporating registered intellectual property, and a variety of other factors. The amount of any quantified impairment must be expensed immediately as a charge to results of operations. Depending on future circumstances, it is possible that we may never realize the full value of our intangible assets. Any future determination of impairment of goodwill or other identifiable intangible assets could have a material adverse effect on our financial position and results of operations.

Our ability to operate effectively could be impaired if we lost key personnel.

Our success depends to a large extent on a number of key employees, and the loss of the services provided by them could have a material adverse effect on our ability to operate our business and implement our strategies effectively. The loss of members of our senior management team could have a material adverse effect on our operations. We do not maintain “key” person insurance on any of our executive officers.

If we make acquisitions in the future, we may experience assimilation problems and dissipation of management resources and we may need to incur additional indebtedness.

Our future growth may be a function, in part, of acquisitions of other consumer goods packaging businesses, including investments in geographic regions we are not familiar with. To the extent that we grow through acquisitions, we will face operational and financial risks, such as the risk of failing to assimilate the operations and personnel of the acquired businesses, disrupting our ongoing business, dissipating our limited management resources and impairing relationships with employees and customers of the acquired business as a result of changes in ownership and management. Additionally, we have incurred indebtedness to finance past acquisitions, and would likely incur additional indebtedness to finance future acquisitions, as permitted under our senior secured credit agreement and the indentures governing our senior notes and senior subordinated notes, in which case we would also face certain financial risks associated with the incurrence of additional indebtedness to make an acquisition, such as a reduction in our liquidity, access to capital markets and financial stability.

Additionally, the types of acquisitions we will be able to make are limited by our senior secured credit agreement, which limits the amount that we may pay for an acquisition to $120 million plus additional amounts based on an unused available capital expenditure limit, certain proceeds from new equity issuances and other amounts.

Our operations and profitability could suffer if we experience labor relations problems.

As of the end of the first nine months of 2009, approximately 3,200 of our approximately 7,400 employees were covered by collective bargaining agreements with various international and local labor unions. In addition, as of September 30, 2009, we operated 84 facilities, of which 41 were union facilities operated primarily by union employees. In the U.S. our union agreements typically have a term of three or four years and thus regularly expire and require negotiation in the course of our business. In 2010, collective bargaining agreements covering approximately 830 employees in the U.S. will expire. Upon the expiration of any of our collective bargaining agreements, we may be unable to negotiate new collective bargaining agreements on terms favorable to us, and our business operations at one or more of our facilities may be interrupted as a result of labor disputes or difficulties and delays in the process of renegotiating our collective bargaining agreements. A work stoppage at one or more of our facilities could have a material adverse effect on our business, results of operations and financial condition.

Our ability to expand our operations could be adversely affected if we lose access to additional blow molding equipment.

Access to blow molding equipment is important to our ability to expand our operations. We have access to a broad array of blow molding equipment and suppliers. However, if we fail to continue to access this new blow molding equipment or these suppliers, our ability to expand our operations may be materially and adversely affected until alternative sources of technology can be arranged.

Our operations could expose us to substantial environmental costs and liabilities.

We are subject to a variety of national, state, foreign, provincial and/or local laws and regulations that impose limitations and prohibitions on the discharge and emission of, and establish standards for the use, disposal and management of, regulated materials and waste, and that impose liability for the costs of investigating and cleaning up, and damages resulting from, present and past spills, disposals or other releases of hazardous substances or materials. These domestic and international environmental laws can be complex and may change often, the compliance expenses can be significant and violations may result in substantial fines and penalties. In addition, environmental laws such as the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, also known as “Superfund” in the United States, impose strict, and in some cases joint and several, liability on specified responsible parties for the investigation and cleanup of contaminated soil, groundwater and buildings, and liability for damages to natural resources, at a wide range of properties. As a result, we may be liable for contamination at properties that we currently own or operate, as well as at our former properties or off-site properties where we may have sent hazardous substances. As a manufacturer, we have an inherent risk of liability under environmental laws, both with respect to ongoing operations and with respect to contamination that may have occurred in the past on our properties or as a result of our operations. We could, in the future, incur a material liability resulting from the costs of complying with environmental laws or any claims concerning noncompliance, or liability from contamination.

We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist at our facilities or at third party sites for which we are liable. Enactment of stricter laws or regulations, stricter interpretations of existing laws and regulations or the requirement to undertake the investigation or remediation of currently unknown environmental contamination at our own or third-party sites may require us to make additional expenditures, some of which could be material.

In addition, a number of governmental authorities, both in the United States and abroad, have considered, or are expected to consider, legislation aimed at reducing the amount of plastic wastes disposed. Programs have included, for example, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material and requiring retailers or manufacturers to take back packaging used for their products. Legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic wastes, could reduce the demand for certain plastic packaging, result in greater costs for plastic packaging manufacturers or otherwise impact our business. Some consumer products companies, including some of our customers, have responded to these governmental initiatives and to perceived environmental concerns of consumers by using containers made in whole or in part of recycled plastic. Future legislation and initiatives could adversely affect us in a manner that would be material.

If we were deemed an “investment company” under the Investment Company Act of 1940 (the “1940 Act”) as a result of our ownership of Graham Packaging Holdings Company, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

If we were to cease participation in the management of Graham Packaging Holdings Company, our interest in Graham Packaging Holdings Company could be deemed an “investment security” for purposes of the 1940 Act. Generally, a person is deemed to be an “investment company” if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items), absent an applicable exemption. We will have no material assets other than our equity interest in Graham Packaging Holdings Company. A determination that this interest was an investment security could result in our being an investment company under the 1940 Act and becoming subject to the registration and other requirements of the 1940 Act.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to conduct our operations so that we will not be deemed to be an investment company under the 1940 Act. However, if anything were to happen which would cause us to be deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us, Graham Packaging Holdings Company, Blackstone or the Graham Family, or any combination thereof and materially adversely affect our business, financial condition and results of operations.

We had net losses in recent years and may not generate net income in the future.

For the years ended December 31, 2006, 2007 and 2008, we incurred net losses of $121.0 million, $207.4 million and $57.9 million, respectively. Continuing net losses may limit our ability to execute our strategy and we may not generate net income from operations in the future. Factors contributing to losses in recent years included, but were not limited to:

•	interest on our debt;

•	impairment of our long-lived tangible and intangible assets;

•	the write-off of deferred financing fees related to our debt refinancings; and

•	severance and other payments associated with exiting unprofitable plants.

Risks Related to Our Indebtedness

Our indebtedness could adversely affect our cash flow and our ability to operate and grow our business.

At September 30, 2009, we had $2,442.5 million of total consolidated indebtedness. In addition, at September 30, 2009, after taking into account letters of credit of $10.7 million, we had $237.3 million of revolving loan capacity under our senior secured credit facilities. Upon consummation of this offering, the revolving loan capacity under our senior secured credit facilities will automatically increase by $12.0 million. Under our senior secured credit agreement, we also have available to us an uncommitted incremental loan facility in an amount of up to an additional $300.0 million, and we may incur additional indebtedness as permitted under our senior secured credit agreement and other instruments governing our indebtedness.

A significant portion of our cash flow must be used to service our indebtedness and is therefore not available to be used in our business. Our ability to generate cash flow is subject to general economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control. At September 30, 2009, our contractual commitments for repayment of long-term debt (reflecting our term loan C as maturing in 2014) were $14.4 million in the fourth quarter of 2009, $638.5 million in 2010-2011, $274.1 million in 2012-2013 and $1,518.0 million in 2014, and for interest (calculated based upon our September 30, 2009 actual interest rates, including the effect of our interest rate swaps and collars) were $44.7 million in the fourth quarter of 2009, $325.4 million in 2010-2011, $246.5 million in 2012-2013 and $48.8 million in 2014.

A substantial portion of our indebtedness bears interest at floating rates. At September 30, 2009, a one percentage point change in the interest rates for our variable-rate indebtedness would impact interest expense by an aggregate of approximately $6.2 million, excluding the impact of our interest rate collar and swap agreements. Our term loan C balance of $1,194.0 million at September 30, 2009, has a LIBOR floor of 2.5%. If LIBOR rates exceed that floor, a one percentage point change in the interest rates could impact interest expense by an additional amount of approximately $11.9 million.

Our obligations in connection with our indebtedness could have important consequences. For example, they could:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a significant portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, acquisitions, capital expenditures, and for other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from making strategic acquisitions or exploiting business opportunities; and

•	limit our ability to borrow additional funds.

Despite our current level of indebtedness, we may incur additional debt in the future, which could increase the risks associated with our substantial outstanding indebtedness.

We continually pursue organic growth and selectively evaluate and pursue acquisition opportunities and may incur additional indebtedness, including indebtedness under our senior secured credit facilities, to finance any such growth and acquisitions and to fund any resulting increased operating needs. If new debt is added to our current debt levels, the risks we now face related to our indebtedness could increase.

The terms of our debt instruments restrict the manner in which we conduct our business and may limit our ability to implement elements of our business strategy.

The instruments and agreements governing our indebtedness contain numerous covenants including financial and operating covenants, some of which are quite restrictive. These covenants affect, and in many respects limit, among other things, our ability to:

•	incur additional debt;

•	create liens;

•	consolidate, merge or sell assets;

•	make certain capital expenditures;

•	make certain advances, investments and loans;

•	enter into certain transactions with affiliates;

•	engage in any business other than the packaging business;

•	pay dividends; and

•	repurchase stock.

These covenants could restrict us in the pursuit of our business strategy. As of September 30, 2009, we were in compliance with the covenants under the instruments and agreements governing our indebtedness.

We may obtain less favorable terms when we attempt to renew or replace our senior secured revolving credit facility and our senior secured term loan facility.

Approximately 34.0% of the term loans under our senior secured credit facility, or $611.6 million as of September 30, 2009, will mature on October 7, 2011, and the remaining $1,194.0 million will mature on April 5, 2014. Approximately 55.0% of total commitments of our senior secured revolving credit facility, or $135.2 million as of September 30, 2009, will mature on October 7, 2010, with the remaining $112.8 million maturing on October 1, 2013. Upon consummation of this offering, commitments under our senior secured revolving credit facilities will automatically increase by $12.0 million, which additional commitments will mature on October 1, 2013.

We may not be able to renew or replace these facilities on favorable terms as they expire, or we may not be able to renew or replace them at all. As a result, we may incur higher borrowing costs and could have more stringent debt covenants. If financial market conditions deteriorate, our business and financial results could be materially and adversely affected.

In the event that a party acquires beneficial ownership representing voting power in Graham Packaging Holdings Company greater than the voting power represented by the interests beneficially owned by Blackstone, it will trigger an event of default under our senior secured credit agreement.

In the event that a party acquires beneficial ownership representing voting power in Graham Packaging Holdings Company greater than the voting power represented by the interests beneficially owned by Blackstone through shares of our common stock, an event of default under our senior secured credit agreement will be triggered. Upon the occurrence of an event of default under our senior secured credit agreement, the lenders will not be required to lend any additional amounts to us or could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable, which could result in an event of default under our other debt instruments. If we were unable to repay those amounts, the lenders under our senior secured credit agreement could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under our senior secured credit facility. If the lenders under our senior secured credit agreement accelerate the repayment of borrowings, we may not have sufficient assets to repay our senior secured credit agreement and our other indebtedness or be able to borrow sufficient funds to refinance such indebtedness. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.

Risks Related to this Offering and Ownership of Our Common Stock

An active, liquid trading market for our common stock may not develop.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or otherwise or how active and liquid that market may become. If an active and liquid trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price for the shares will be determined by negotiations between us, the selling stockholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

You will incur immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

Prior stockholders have paid substantially less per share of our common stock than the price in this offering. The initial public offering price of our common stock is substantially higher than the net tangible book deficit per share of outstanding common stock prior to completion of the offering. Based on our net tangible book deficit as of September 30, 2009 and upon the issuance and sale of 16,666,667 shares of common stock by us at an assumed initial public offering price of $15.00 per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), if you purchase our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $30.72 per share in net tangible book value. We also have a large number of outstanding options to purchase limited partnership units. Our common stock may be issued upon exchange of the limited partnership units underlying the options once they are exercised. To the extent that these options are exercised and the underlying units exchanged, you will experience further dilution.

Our stock price may change significantly following the offering, and you could lose all or part of your investment as a result.

We, the selling stockholders and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Related to Our Business” and the following, some of which are beyond our control:

•	quarterly variations in our results of operations;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us;

•	future sales of our common stock; and

•	changes in investor sentiment toward the stock of packaging companies in general and plastic packaging companies in particular.

Furthermore, the stock market recently has experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

If we or our existing investors sell or exchange partnership units for additional shares of our common stock after this offering, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After the completion of this offering, we will have 61,444,457 shares of common stock outstanding (62,112,983 shares if the underwriters exercise their option to purchase additional shares in full). This number includes 23,333,334 shares that are being sold in this offering, which may be resold immediately in the public market, and 35,679,490 shares of our common stock that will be held by Blackstone. In addition, the Graham Family will hold an aggregate of 5,809,017 limited partnership units in Graham Packaging Holdings Company. Pursuant to the exchange agreement, the Graham Family will have the right to exchange limited partnership units in Graham Packaging Holdings Company for shares of our common stock outstanding on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. The shares of common stock issuable upon exchange of the limited partnership units that are held by the Graham Family are eligible for resale from time to time, subject to certain contractual and Securities Act restrictions.

In connection with this offering, we have agreed, except in limited circumstances, not to sell shares of common stock for 180 days after the date of this prospectus (or such longer period as described under “Shares Eligible for Future Sale—Lock-Up Agreements”). Additionally, our executive officers and directors, Blackstone, the Graham Family, MidOcean and certain of the optionholders of Graham Packaging Holdings Company have agreed, and all of our other stockholders, consisting of former members of management, are expected to agree, except in limited circumstances, not to sell an aggregate of 38,111,123 shares of common stock (or 35,279,649 shares of common stock if the underwriters exercise their option to purchase additional shares in full) owned by them, 5,844,184 shares issuable on the exchange of limited partnership units of Graham Packaging Holdings Company and 2,313,487 shares issuable through the exchange of limited partnership units of Graham Packaging Holdings Company obtained upon the exercise of presently exercisable options, for 180 days after the date of this prospectus (or such longer period as described under “Shares Eligible for Future Sale—Lock-Up Agreements”) without the consent of the representatives of the underwriters. Pursuant to a management exchange agreement that we will enter into with certain of our employees, the employees will also agree not to directly or indirectly sell shares of common stock that they receive upon the exchange of limited partnership units received upon exercise of Graham Packaging Holdings Company options for a period of 180 days after this offering, without our consent.

In addition, pursuant to a registration rights agreement, we have granted certain stockholders and unitholders the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of shares of our common stock held by them or acquired by them by exchanging partnership units. The Graham Family and their affiliates may request that we file a shelf registration statement beginning on the 181st day after this offering. Assuming all outstanding limited partnership units of Graham Packaging Holdings Company were exchanged for shares of our common stock upon consummation of the offering, the shares covered by registration rights would represent approximately 65.3% of our outstanding common stock (or 60.1% if the underwriters were to exercise their option to purchase additional shares in full). These shares also may be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” and “Shares Eligible for Future Sale.”

As of January 22, 2010, after giving effect to the Reorganization, 44,777,790 shares of our common stock would have been outstanding, 5,844,184 shares of our common stock would have been issuable in exchange for limited partnership units, 3,049,355 shares would have been issuable in exchange for limited partnership units upon the exercise of outstanding vested options under our equity incentive plans and 1,697,585 shares would have been issuable in exchange for limited partnership units underlying outstanding unvested options under our equity incentive plans. Shares acquired in exchange for limited partnership units upon the exercise of vested options under our equity incentive plan will first become eligible for resale 180 days after the date of this prospectus. Exchange of a substantial number of shares of our common stock for limited partnership units upon exercise of options could cause the market price of our common stock to decline.

We will be required to pay our existing owners and the Graham Family for certain tax benefits we may claim arising in connection with this offering and related transactions, which amounts are expected to be material.

As described in “Organizational Structure,” limited partnership units held by the Graham Family in Graham Packaging Holdings Company may (subject to the terms of the exchange agreement) be exchanged in the future for shares of our common stock outstanding on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Graham Packaging Holdings Company intends to have in effect an election under Section 754 of the Internal Revenue Code of 1986, as amended (the “Code”) effective for each taxable year in which an exchange of limited partnership units for shares of common stock occurs, which may result in an adjustment to the tax basis of the assets of Graham Packaging Holdings Company at the time of an exchange of limited partnership units. Any such future exchanges are expected to result in an increase in the tax basis of the tangible and intangible assets of Graham Packaging Holdings Company that otherwise would not have been available. Similar increases to the tax basis of the tangible and intangible assets of Graham Packaging Holdings Company resulted from our 1998 acquisition of Graham Packaging Holdings Company. These increases in tax basis will increase (for tax purposes) depreciation and amortization and therefore reduce the amount of tax that we would otherwise be required to pay in the future. These increases in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. Additionally, in connection with (and following) the Reorganization, we will be able to utilize net operating losses that arose prior to the offering and Reorganization and are therefore attributable to our existing stockholders (i.e., Blackstone, management and other investors). These net operating loss carryforwards will also reduce the amount of tax that we would otherwise be required to pay in the future.

We will enter into an income tax receivable agreement with GPC Holdings, L.P. (“GPC LP”) that will provide for the payment by us to the Graham Family of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment by us or a change of control as discussed below) as a result of these increases in tax basis and of certain other tax benefits related to our entering into the income tax receivable agreement, including tax benefits attributable to payments under the income tax receivable agreement. We will also enter into an income tax receivable agreement with certain of our existing stockholders that will provide for the payment by us to all of our existing stockholders (i.e., Blackstone, management and other investors) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination by us or a change of control as discussed below) as a result of (i) the utilization of our net operating losses attributable to periods prior to this offering, and (ii) any increase to the tax basis of the assets of Graham Packaging Holdings Company relating to our acquisition of 85% of Graham Packaging Holdings Company on February 2, 1998 and certain other tax benefits related to our entering into the income tax receivable agreement, including tax benefits attributable to payments under the income tax receivable agreement.

These payment obligations are our obligations and not obligations of Graham Packaging Holdings Company or any of our other subsidiaries. The actual increase in tax basis, actual amount and utilization of net operating losses, as well as the amount and timing of any payments under the income tax receivable agreements, will vary depending upon a number of factors, including the timing of the offering, timing of subsequent exchanges, the price of shares of our common stock outstanding at the time of an exchange, the extent to which such exchanges are taxable and the amount, character and timing of our taxable income in the future.

We expect that the payments that we may make under these income tax receivable agreements will be material. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize the full tax benefits subject to the income tax receivable agreements, we expect that future payments under the income tax receivable agreements will aggregate to between $200 million to $250 million with potential additional payments for tax basis step-ups relating to future exchanges by the Graham Family of their limited partnership units in Graham Packaging Holdings Company for common stock depending on the timing and value of such exchanges. This range is based on our assumptions using presently available information including with respect to valuation, historic tax basis and the amount of tax attributes subject to the income tax receivable agreements that will actually exist as of the offering date. Such amounts may differ materially from the amounts presented above based on various items, including final valuation analysis and updated determinations of taxable income and historic tax basis amounts. The payments under the income tax receivable agreements are not conditioned upon these parties’ continued ownership of us or Graham Packaging Holdings Company.

In addition, the income tax receivable agreements provide that upon certain mergers, asset sales, other forms of business combinations or other changes of control, the income tax receivable agreements will terminate and we will be required to make a payment equal to the present value of future payments under the income tax receivable agreements, which payment would be based on certain assumptions, including those relating to our future taxable income. In these situations, our obligations under the income tax receivable agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other form of business combinations or other changes of control.

Our counterparties under these agreements will not reimburse us for any payments previously made under the income tax receivable agreements if such benefits are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in certain circumstances, payments could be made under the income tax receivable agreements in excess of our cash tax savings.

Our only material asset is our interest in Graham Packaging Holdings Company, and we are accordingly dependent upon distributions from Graham Packaging Holdings Company to pay dividends and taxes and other expenses, including payments under the income tax receivable agreements.

We are a holding company and have no material assets other than our ownership of limited partnership units in Graham Packaging Holdings Company. We have no independent means of generating revenue. We intend to cause Graham Packaging Holdings Company to make distributions to its partners in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us, as well as any payments due under the income tax receivable agreements described above. However, the instruments and agreements governing our indebtedness contain covenants that restrict the ability or our subsidiaries to make distributions to us, which could affect our ability to make payments under the income tax receivable agreements and to pay dividends. To the extent that we need funds and Graham Packaging Holdings Company is restricted from making such distributions under applicable law or regulation, or is otherwise unable to provide such funds pursuant to the terms of our indebtedness, it could materially adversely affect our liquidity and financial condition. To the extent that we are unable to make payments under the income tax receivable agreements for any reason, such payments will be deferred and will accrue interest at LIBOR plus five percent per annum until paid.

Because we may not pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell our common stock for a price greater than that which you paid for it.

We currently intend to retain future earnings, if any, for future operation, debt reduction and expansion, and do not anticipate paying any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, level of indebtedness, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future indebtedness we or our subsidiaries incur, including the senior secured credit agreement and the indentures. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

We will have anti-takeover provisions in our organizational documents that may discourage a change of control.

Certain provisions of our restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

•	a classified board of directors with staggered three-year terms;

•	the ability of our board of directors to issue one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	certain limitations on convening special stockholder meetings;

•	the removal of directors only for cause and only upon the affirmative vote of holders of at least 75% of the shares of common stock entitled to vote generally in the election of directors; and

•	that certain provisions may be amended only by the affirmative vote of at least 75% of the shares of common stock entitled to vote generally in the election of directors.

These anti-takeover provisions could make it more difficult for a third party to acquire our company, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

Blackstone will continue to own the majority of our voting stock immediately after this offering, which will allow it to control substantially all matters requiring stockholder approval. Blackstone’s interests may differ from those of our company and our public stockholders.

Upon the completion of this offering, Blackstone will beneficially own approximately 58.1% of our outstanding common stock (or 53.1%, if the underwriters fully exercise their option to purchase additional shares). Blackstone will own shares sufficient for the majority vote over all matters requiring a stockholder vote, including: the election of directors; mergers, consolidations or acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our restated certificate of incorporation and our amended and restated bylaws; and our winding up and dissolution. In addition, the stockholders’ agreement that Blackstone will enter into upon completion of this offering will grant Blackstone the right to nominate to our board of directors a number of designees equal to: (i) at least a majority of the total number of directors comprising our board at such time as long as Blackstone beneficially owns more than 35% of the shares of our common stock entitled to vote generally in the election of our directors; (ii) 42% of the total number of directors comprising our board at such time as long as Blackstone beneficially owns more than 25% but less than or equal to 35% of the shares of our common stock entitled to vote generally in the election of our directors; (iii) 28% of the total number of directors comprising our board of directors at such time as long as Blackstone beneficially owns more than 15% but less than or equal to 25% of the shares of our common stock entitled to vote generally in the election of our directors; and (iv) 14% of the total number of directors comprising our board of directors at such time as long as Blackstone beneficially owns 5% or more of the shares of our common stock entitled to vote generally in the election of our directors. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreements.” As a result, even after Blackstone no longer owns a majority of our voting stock, Blackstone could continue to have significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders, regardless of whether or not other stockholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. As long as Blackstone continues to own, directly or indirectly, a significant amount of the outstanding shares of our common stock, it will continue to be able to or effectively control our decisions.

Additionally, Blackstone is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our restated certificate of incorporation will provide that neither Blackstone, nor members of our board of directors who are not our employees (including any directors who also serve as officers) have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Blackstone may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by Blackstone to themselves or their other affiliates instead of to us.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, Blackstone will continue to control a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. Under these rules, a company of which more than 50%

of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating and corporate governance committee, and our compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical facts included in this prospectus, including statements regarding our future financial position, economic performance and results of operations, as well as our business strategy, budgets and projected costs and plans and objectives of management for future operations, and the information referred to under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or similar terminology. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Although we believe that the expectations reflected in such forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements. Unless otherwise required by law, we also disclaim any obligation to update our view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this prospectus. Important factors that could cause actual results to differ materially from our expectations include, without limitation:

•	increased competition in our industry which could lead to a decline in prices of plastic packaging;

•	our ability to develop product innovations and improve our production technology and expertise;

•	infringement of our proprietary technology;

•	our dependence on significant customers and the risk that customers will not purchase our products in the amounts expected by us under their requirements contracts;

•	that the majority of our sales are made pursuant to requirements contracts;

•	our exposure to fluctuations in resin prices and our dependence on resin supplies;

•	risks associated with our international operations;

•	our recovery of the carrying value of our long-lived assets;

•	our realization of the carrying value of our goodwill and other identifiable intangible assets;

•	our dependence on key management and the material adverse effect that could result from the loss of their services;

•	our ability to successfully integrate our business with those of other businesses that we may acquire;

•	risks associated with a significant portion of our employees being covered by collective bargaining agreements;

•	our dependence on additional blow molding equipment in order to be able to expand our operations;

•	risks associated with environmental regulation and liabilities;

•	risks associated with being deemed an “investment company” under the 1940 Act, as a result of our ownership of Graham Packaging Holdings Company;

•	our recent net losses;

•	our indebtedness, which could adversely affect our cash flow and our ability to operate and grow our business;

•	that despite our current levels of indebtedness, we may incur additional debt in the future, which could increase the risks associated with our leverage;

•	the terms of our debt instruments, which restrict the manner in which we conduct our business and may limit our ability to implement elements of our business strategy;

•	our inability to renew or replace our debt facilities on favorable terms or at all;

•	payments to our existing owners for certain tax benefits we may claim; and

•	the acquisition of voting power in our company greater than the voting power owned by Blackstone may trigger an event of default under our credit agreement.

All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you.

ORGANIZATIONAL STRUCTURE

The diagram below depicts our organizational structure prior to the Reorganization and this offering.

The diagram below depicts our organizational structure immediately following this offering.

(1)	$248.0 million senior secured revolving credit facility, $112.8 million (or 45% of total commitments) of which will mature on October 1, 2013, with the remaining $135.2 million maturing on October 7, 2010. As of September 30, 2009, $237.3 million was available for borrowing under this facility, after giving effect to $10.7 million of outstanding letters of credit. Upon consummation of this offering, commitments under our senior secured revolving credit facilities will automatically increase by $12.0 million, which additional commitments will mature on October 1, 2013.
(2)	On a pro forma basis, consists of $1,612.6 million principal amount, $578.9 million of which is scheduled to mature on October 7, 2011 and $1,033.7 million of which is scheduled to mature on April 5, 2014, net of $18.3 million unamortized discount that will be amortized and included in interest expense as the term loans mature.
(3)	$253.4 million of senior unsecured notes due 2017, which were issued at a $3.4 million discount that will be amortized and included in interest expense as the notes mature.
(4)	$375.0 million of senior subordinated unsecured notes due 2014.

Reorganization

We are a holding company that owns an 80.9% limited partnership interest, and a 4.0% general partnership interest, through our wholly-owned subsidiary, BCP, in Graham Packaging Holdings Company. We are currently owned, directly or indirectly, by Blackstone, management and other investors. GPC Holdings, L.P. and Graham Packaging Corporation, which are entities controlled by Donald C. Graham and his family (collectively, the

“Graham Family”), own a 14.3% limited partnership interest and a 0.7% general partnership interest in Graham Packaging Holdings Company. Other individuals, including current and former members of management, own an aggregate 0.1% limited partnership interest and options to acquire, on a fully diluted basis, an aggregate of 8.7% limited partnership interest in Graham Packaging Holdings Company. Graham Packaging Holdings Company owns a 99% limited partnership interest in the Operating Company, and GPC Opco GP LLC, a wholly-owned subsidiary of Graham Packaging Holdings Company, owns a 1% general partnership interest in the Operating Company.

Prior to the offering, we will amend and restate our certificate of incorporation to, among other things, increase the number of shares of our authorized capital stock to 600,000,000 shares (500,000,000 shares of common stock and 100,000,000 shares of preferred stock) and effect a 1,465.4874-for-one stock split for our shares of common stock. Immediately following this recapitalization but prior to the offering, there will be 42,998,786 shares of our common stock issued and outstanding. The stock split will result in no change to our stockholders’ relative ownership interest in us.

Additionally, prior to the offering, Graham Packaging Holdings Company will effect a 3,781.4427-for-one unit split. Immediately prior to the consummation of the Reorganization and the offering, the limited partnership agreement of Graham Packaging Holdings Company will be amended and restated as the Sixth Amended and Restated Limited Partnership Agreement (the “Holdings Partnership Agreement”). Pursuant to the Holdings Partnership Agreement, the partnership interests in Graham Packaging Holdings Company will be denominated as limited partnership units and general partnership units with no change in relative economic ownership percentages, such that:

•

we will own 40,975,314 limited partnership units, representing an 80.9% limited partnership interest, and our wholly owned subsidiary, BCP, will become the sole general partner and own 2,023,472 general partnership units, representing a 4.0% general partnership interest in Graham Packaging Holdings Company;

•

the general partnership interests of the Graham Family will be converted into a limited partnership interest on an equivalent economic basis such that the Graham Family will own an aggregate of        limited partnership units, representing a 15.0% limited partnership interest in Graham Packaging Holdings Company; and

•

current and former directors and employees will own 35,167 limited partnership units and retain options to acquire an aggregate of 4,746,940 limited partnership units in Graham Packaging Holdings Company.

Immediately following this recapitalization but prior to the offering, there will be 48,598,502 limited partnership units and 2,023,472 general partnership units of Graham Packaging Holdings Company issued and outstanding. BCP/Graham Holdings L.L.C. will remain as a general partner following the recapitalization in part to prevent the partnership from entering dissolution pursuant to §17-801(3) of the Delaware Revised Uniform Limited Partnership Act.

Each limited partner in Graham Packaging Holdings Company that participates in this offering as a selling stockholder will exchange each of its limited partnership units in Graham Packaging Holdings Company for one share of our common stock that is being sold in this offering. We will enter into agreements with the Graham Family and certain individuals who hold options to acquire limited partnership units in Graham Packaging Holdings Company, that will permit those holders and optionholders to exchange their limited partnership units for shares of our common stock on a one-for-one basis at any time, subject to customary adjustments for splits, distributions and reclassifications. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

Graham Packaging Holdings Company intends to have an election in effect under Section 754 of the Code effective for each taxable year in which an exchange of limited partnership units for shares of common stock occurs, which may result in an adjustment to the tax basis of the assets of Graham Packaging Holdings Company at the time of an exchange of limited partnership units. Any such future exchanges are expected to result in an increase in the tax basis of the tangible and intangible assets of Graham Packaging Holdings Company that otherwise would not have been available. Similar increases to the tax basis of the tangible and intangible assets of Graham Packaging Holdings Company resulted from our acquisition of interests in Graham Packaging Holdings Company on February 2, 1998. These increases in tax basis will increase (for tax purposes) depreciation and amortization and therefore reduce the amount of tax that we would otherwise be required to pay in the future. These increases in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. Additionally, in connection with (and following) the Reorganization, we will be able to utilize net operating losses that arose prior to the IPO and Reorganization and are therefore attributable to our existing stockholders (i.e., Blackstone, management and other investors). These net operating losses and remaining depreciation and amortization will also reduce the amount of tax that we would otherwise be required to pay in the future.

We will enter into income tax receivable agreements that will provide for the payment by us to our existing stockholders and the Graham Family entities (or certain permitted transferees thereof) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment by us or a change of control as discussed below) as a result of these increases in tax basis, use of net operating losses and of certain other tax benefits related to our entering into the income tax receivable agreements, including tax benefits attributable to payments under the income tax receivable agreements. These payment obligations are our obligations and not obligations of Graham Packaging Holdings Company or the Operating Company. The actual increase in tax basis, actual amount and utilization of net operating losses, as well as the amount and timing of any payments under the income tax receivable agreements, will vary depending upon a number of factors, including the timing of the offering, timing of subsequent exchanges, the price of shares of our common stock at the time of an exchange, the extent to which such exchanges are taxable and the amount, character and timing of our taxable income in the future. See “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreements.”

We refer to the foregoing transactions, collectively, as the “Reorganization.”

This Offering

We will offer an aggregate of 16,666,667 shares of our common stock in this offering. We estimate that our net proceeds from this offering, at an assumed initial public offering price of $15.00 per share and after deducting estimated underwriting discounts and commissions and other offering related expenses, will be approximately $228.8 million. We will not receive any additional proceeds if the underwriters exercise their option to purchase additional shares of common stock. We intend to use $193.0 million of these proceeds to purchase 16,666,667 newly-issued limited partnership units from Graham Packaging Holdings Company. These proceeds will be contributed to the Operating Company which intends to use the proceeds to pay a portion of its indebtedness under its credit facilities. The remaining proceeds will be used to make a one-time monitoring fee payment ($35.0 million) to Blackstone and the Graham Family under our Monitoring Agreement and to reimburse Blackstone ($0.8 million) for paying on our behalf historical administrative expenses incurred by us. See “Use of Proceeds.”

As a result of the offering:

•

the investors in this offering will collectively own 23,333,334 shares of our common stock (or 26,833,334 shares of our common stock if the underwriters exercise in full their option to purchase additional shares of common stock), we will own an aggregate of 59,420,985 limited partnership units (or 60,089,511 limited partnership units if the underwriters exercise in full their option to purchase additional shares of our common stock) and BCP will own 2,023,472 general partnership units;

•

the Graham Family will own an aggregate of 5,809,017 limited partnership units (or 5,140,491 limited partnership units if the underwriters exercise in full their option to purchase additional shares of our common stock); and

•

current and former directors and employees will own 35,167 limited partnership units (or 35,167 limited partnership units if the underwriters exercise in full their option to purchase additional shares of our common stock) and options to acquire an aggregate of 4,746,940 limited partnership units.

Immediately following the offering, there will be 61,444,457 shares of our common stock issued and outstanding (or 62,112,983 shares of our common stock if the underwriters exercise in full their option to purchase additional shares of common stock) and 10,657,299 shares of our common stock reserved for exchange of limited partnership interests (including limited partnership units to be issued upon exercise of options). An aggregate of 65,265,169 limited partnership units and 2,023,472 general partnership units of Graham Packaging Holdings Company will be outstanding immediately following this offering.

Holding Company Structure

We will remain a holding company, and our sole material asset will be a controlling equity interest in Graham Packaging Holdings Company. Through BCP, the sole general partner of Graham Packaging Holdings Company, we will operate and control all of the business and affairs of Graham Packaging Holdings Company and, through Graham Packaging Holdings Company and the Operating Company and its subsidiaries, conduct our business.

We consolidate the financial results of Graham Packaging Holdings Company and its subsidiaries, and the ownership interest of the Graham Family in Graham Packaging Holdings Company is reflected as a noncontrolling interest in our consolidated financial statements.

Pursuant to the Holdings Partnership Agreement, we, through BCP, our wholly owned subsidiary and the general partner of Graham Packaging Holdings Company, have the right to determine when distributions will be made to the partners of Graham Packaging Holdings Company and the amount of any such distributions. If we authorize a distribution, such distribution will be made to the partners of Graham Packaging Holdings Company (1) in the case of a tax distribution (as described below), to the holders of limited partnership units in proportion to the amount of taxable income of Graham Packaging Holdings Company allocated to such holder and (2) in the case of other distributions, pro rata in accordance with the percentages of their respective partnership interests.

The holders of limited partnership units in Graham Packaging Holdings Company, including us, will incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Graham Packaging Holdings Company. Net profits and net losses of Graham Packaging Holdings Company will generally be allocated to its partners (including us) pro rata in accordance with the percentages of their respective partnership interests. The Partnership Agreement provides for cash distributions to the holders of limited partnership units of Graham Packaging Holdings Company if we determine that the taxable income of Graham Packaging Holdings Company will give rise to taxable income for its partners. In accordance with the partnership agreement, we intend to cause Graham Packaging Holdings Company to make cash distributions to the holders of limited partnership units of Graham Packaging Holdings Company for purposes of funding their tax obligations in respect of the income of Graham Packaging Holdings Company that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the net taxable income of Graham Packaging Holdings Company allocable to such holder of limited partnership units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporation (taking into account the nondeductibility of certain expenses and the character of our income).

Graham Packaging Holdings Company also intends to make distributions to us in order to fund any dividends we may declare on our common stock. If we declare such dividends, the Graham Family will be entitled to receive equivalent distributions pro rata based on their partnership interests in Graham Packaging Holdings Company. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our senior secured credit agreement and indentures. We do not anticipate paying any cash dividends for the foreseeable future. See “Dividend Policy.”

See “Certain Relationships and Related Party Transactions—Graham Packaging Holdings Company Partnership Agreement.”

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $228.8 million from the sale of 16,666,667 shares of our common stock in this offering, assuming an initial public offering price of $15.00 per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use $193.0 million of the net proceeds from this offering to purchase 16,666,667 newly-issued limited partnerships units from Graham Packaging Holdings Company. These proceeds will be contributed to the Operating Company which intends to use the proceeds for repayment of a portion of our term loans. Our term loan B expires on October 7, 2011 and bears interest at LIBOR plus 2.25% (2.55% at September 30, 2009). Our term loan C expires on April 5, 2014 and carries an interest rate of LIBOR (subject to a floor of 2.5%) plus 4.25% (6.75% at September 30, 2009). On a pro forma basis, after giving effect to the use of the net proceeds of this offering for the repayment of a portion of our term loans, the outstanding amounts of term loans B and C would be $578.9 million and $1,015.4 million, respectively.

The remaining proceeds will be used to make a one-time monitoring fee payment of $26.3 million to Blackstone and $8.8 million to the Graham Family in connection with the termination of our Monitoring Agreement and to reimburse Blackstone for paying on our behalf historical administrative expenses incurred by us in the amount of $0.8 million.

An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, would increase (decrease) our net proceeds from this offering by $14.1 million. A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, based on the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $15.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use any additional net proceeds from this offering to repay additional outstanding indebtedness.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

DIVIDEND POLICY

We do not anticipate paying any cash dividends for the foreseeable future, and instead intend to retain earnings, if any, for future operation and expansion. Any decision to pay dividends in the future will be at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, level of indebtedness, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our senior secured credit agreement and indentures.

DILUTION

As of September 30, 2009, we had a net tangible book deficit of $1,245.3 million, or $24.60 per share. Net tangible book value (deficit) is equal to total tangible assets (total assets less intangible assets) less total liabilities, after giving effect to the Reorganization, and net tangible book value per share represents net tangible book deficit after giving effect to the Reorganization divided by the number of common shares outstanding at January 22, 2010, assuming that all outstanding limited partnership units in Graham Packaging Holdings Company that will be available for exchange for common stock upon consummation of the Reorganization are exchanged upon consummation of this offering. Without taking into account any adjustment in net tangible book value attributable to operations after September 30, 2009, after giving effect to the sale by us of shares in this offering at an assumed initial public offering price of $15.00, our adjusted net tangible book deficit as of September 30, 2009, after deduction of the underwriting discount and estimated offering expenses and the application of the estimated net proceeds as described under “Use of Proceeds,” would have been approximately $1,057.7 million, or $15.72 per share (based on our shares outstanding at January 22, 2010). This represents an immediate increase in net tangible book value of $8.88 per share to existing stockholders and an immediate dilution of $30.72 per share to new investors. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including any such shares sold if the underwriters exercise their option to purchase additional shares.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00
Net tangible book deficit per share as of September 30, 2009 after giving effect to the Reorganization (including the income tax receivable agreements)	$(24.60)
Increase per share attributable to new investors	8.88

Net tangible book deficit per share after this offering		(15.72)

Dilution per share to new investors		$(30.72)

The computations made above do not give effect to 4,746,940 shares of common stock reserved for the exchange of limited partnership units to be issued upon exercise of options as of January 22, 2010. To the extent that shares of common stock are issued in connection with the exercise of options and exchange of the underlying limited partnership units, there will be less dilution to new investors. If all of these options had been exercised and limited partnership interests exchanged as of September 30, 2009 the dilution per share to new investors would have been $29.13.

An increase (decrease) of $1.00 in the assumed initial public offering of $15.00 per share would decrease (increase) our adjusted net tangible book deficit per share after this offering and dilution to new investors by $0.23, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering would cause our adjusted net tangible book deficit per share after this offering and dilution to new investors to decrease by $0.44 (increase by $0.45), assuming no change in the assumed initial public offering price per share.

The following table summarizes as of January 22, 2010, on the same basis as described above, the relative investments of all existing stockholders and new investors, giving effect to our sale of shares in this offering at an assumed initial public offering price of $15.00 per share before deduction of the underwriting discount and estimated offering expenses payable by us. The table below has been prepared assuming that all outstanding limited partnership units in Graham Packaging Holdings Company that will be available for exchange for common stock upon consummation of the Reorganization are exchanged upon consummation of the Reorganization and does not give effect to the sale of shares of our common stock by the selling stockholders.

	Shares Purchased		Total Consideration (Dollars in millions)		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	50,621,974	75.2%	$407.6	62.0%	$8.05
New investors	16,666,667	24.8%	250.0	38.0%	15.00

Total	67,288,641	100.0%	$657.6	100.0%	$9.77

CAPITALIZATION

The following table sets forth our capitalization on an unaudited, actual basis as of September 30, 2009 and our capitalization on an unaudited, pro forma basis, assuming an initial public offering price of $15.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and as further adjusted to reflect the issuance of new senior notes due 2017 and the redemption of our old senior notes due 2012. In connection with these transactions, we used $10.7 million of cash on hand to pay the fees and expenses of issuing the new notes and the call premium on the old notes. Pro forma reflects the net proceeds from this offering (net of underwriting discounts and commissions and estimated expenses), and the application of such proceeds to repay debt and terminate the Monitoring Agreement, as well as the new income tax receivables agreements. See “Unaudited Pro Forma Financial Information.” We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

	As of September 30, 2009
	Actual	Pro Forma (6)	As Further Adjusted (7)
	(In millions)
Cash and cash equivalents	$196.8	$193.4	$182.7

Long-term debt, including current portion:
Senior secured credit agreement (1) :
Senior secured revolving credit facility (2)	$—	$—	$—
Senior secured term loans (3) :
Term loan B (4)	611.6	578.9	578.9
Term loan C (4)	1,172.9	1,015.4	1,015.4

	1,784.5	1,594.3	1,594.3
8.5% senior notes, due 2012 (1)	250.0	250.0	—
8.25% senior notes, due 2017 (1)(5)	—	—	250.0
9.875% senior subordinated notes, due 2014 (1)	375.0	375.0	375.0
Other debt	33.0	33.0	33.0

Total debt	2,442.5	2,252.3	2,252.3
Equity (deficit) (4)(6):
Graham Packaging Company Inc. stockholders’ equity (deficit):
Preferred stock, $0.01 par value, 100,000,000 shares authorized, 0 shares issued and outstanding (actual and pro forma)	—	—	—
Common stock, $0.01 par value 500,000,000 shares authorized, 42,975,419 shares issued and outstanding (actual); 500,000,000 shares authorized, 61,421,090 shares issued and outstanding (pro forma)	0.4	0.6	0.6
Common stock subscribed, not yet issued	0.3	0.3	0.3
Subscription receivable	(0.3)	(0.3)	(0.3)
Additional paid-in capital	297.2	518.1	518.1
Retained earnings (deficit)	(993.1)	(1,034.7)	(1,044.4)
Notes and interest receivable for ownership interests	(6.4)	(6.3)	(6.3)
Accumulated other comprehensive income (loss)	(45.9)	(45.9)	(45.9)

Graham Packaging Company Inc. stockholders’ equity (deficit)	(747.8)	(568.2)	(577.9)
Noncontrolling interests	13.5	10.3	10.3

Equity (deficit)	(734.3)	(557.9)	(567.6)

Total capitalization (4)	$1,708.2	$1,694.4	$1,684.7

(1)	Represents debt of the Operating Company.

(2)	As of September 30, 2009, $237.3 million was available for borrowing under our $248.0 million senior secured revolving credit facility, after giving effect to $10.7 million of outstanding letters of credit. $112.8 million (or 45% of total commitments) of our senior secured revolving credit facility will mature on October 1, 2013, with the remaining $135.2 million maturing on October 7, 2010. Upon consummation of this offering, commitments under our senior secured revolving credit facilities will automatically increase by $12.0 million, which additional commitments will mature on October 1, 2013. See “Description of Indebtedness.”

(3)	Term loan B is scheduled to mature on October 7, 2011, and Term loan C is scheduled to mature on April 5, 2014. Term loan C consists of $1,194.0 million principal amount net of $21.1 million unamortized discount on an actual basis, and $1,033.7 million principal amount net of $18.3 million unamortized discount that will be amortized and included in interest expense as the term loans mature on a pro forma basis.

(4)	To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $15.00 per share assumed initial public offering price, representing the mid-point of the estimated price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of equity (deficit) and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share of the common stock, assuming no change in the number of shares of common stock to be sold, would decrease (increase) the net proceeds that we receive in this offering and each of total stockholders’ equity and total capitalization by approximately $15.7 million. An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and our total stockholders’ equity and total capitalization by approximately $14.1 million. See “Use of Proceeds.” We expect to use any additional net proceeds from this offering to repay additional outstanding indebtedness.

(5)	Consists of $253.4 million principal amount net of $3.4 million discount that will be amortized and included in interest expense as the notes mature.

(6)	Pro forma basis reflects the Reorganization and issuance of 16,666,667 shares of our common stock for gross proceeds of $250.0 million, less the underwriting discounts and commissions and estimated offering expenses of $21.2 million, the application of such proceeds to repay debt and terminate the Monitoring Agreement and the impact of the income tax receivables agreements. See “Unaudited Pro Forma Financial Information.”

(7)	On November 24, 2009, we received net proceeds of approximately $244.6 million from the sale of $253.4 million of 8.25% senior notes due 2017, after deducting the initial purchasers’ discount and other estimated offering expenses payable by the issuers. We used the net proceeds of the notes offering and cash on hand to redeem all $250.0 million of our outstanding 8.5% senior notes due 2012 (at a price equal to 102.125% of the principal amount of the existing senior notes plus accrued and unpaid interest).

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial statements have been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2008 and for the nine months ended September 30, 2009 give effect to the Reorganization described under “Organizational Structure—Reorganization” and this offering as if those transactions had occurred on January 1, 2008. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2009 gives effect to the Reorganization and this offering as if those transactions had occurred on September 30, 2009. The pro forma adjustments are based upon available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on our historical financial information. The pro forma adjustments are described in the accompanying notes.

The unaudited pro forma condensed consolidated financial statements should not be considered indicative of actual results that would have been achieved had the Reorganization and this offering been consummated on the dates indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with our historical consolidated financial statements and the related notes included elsewhere in this prospectus.

GRAHAM PACKAGING COMPANY INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of September 30, 2009

(In millions, except share data)

	Actual	Reorganization Adjustments			Offering Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents (a)	$196.8	$			$(3.4	)(e)(g)	$193.4
Accounts receivable, net	221.6						221.6
Inventories	189.9						189.9
Deferred income taxes	3.0						3.0
Prepaid expenses and other current assets	38.4						38.4

Total current assets	649.7				(3.4)		646.3
Property, plant and equipment, net	1,047.1						1,047.1
Intangible assets, net	43.8						43.8
Goodwill	435.7						435.7
Other non-current assets	34.0				(0.3	)(f)	33.7

Total assets	$2,210.3		$—		(3.7)		$2,206.6

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$33.0	$			$(1.3	)(e)	$31.7
Accounts payable	131.0						131.0
Accrued expenses and other current liabilities	213.2				(0.8	)(e)	212.4
Deferred revenue	30.6						30.6

Total current liabilities	407.8				(2.1)		405.7
Long-term debt (a)	2,409.5				(188.9	)(e)	2,220.6
Deferred income taxes	24.0						24.0
Income tax receivable agreements			10.9	(c)			10.9
Other non-current liabilities	103.3						103.3
Commitments and contingencies

Equity (deficit):
Graham Packaging Company Inc. stockholders’ equity (deficit):
Common stock, $0.01 par value, 500,000,000 shares authorized, 42,975,419 shares issued and outstanding (actual) and 500,000,000 shares authorized, 61,421,090 shares issued and outstanding (pro forma)	0.4				0.2	(e)	0.6
Common stock subscribed, not yet issued	0.3						0.3
Subscription receivable (b)	(0.3)						(0.3)
Additional paid-in capital	297.2		(10.9	)(c)	228.6	(e)	518.1
			3.2	(d)
Retained earnings (deficit)	(993.1)				(41.6	)(g)	(1,034.7)
Notes and interest receivable for ownership interests (b)	(6.4)				0.1	(e)	(6.3)
Accumulated other comprehensive income (loss)	(45.9)						(45.9)

Graham Packaging Company Inc. stockholders’ equity (deficit)	(747.8)		(7.7)		187.3		(568.2)
Noncontrolling interests	13.5		(3.2	)(d)			10.3

Equity (deficit)	(734.3)		(10.9)		187.3		(557.9)

Total liabilities and equity (deficit)	$2,210.3		$—		$(3.7)		$2,206.6

See accompanying notes.

GRAHAM PACKAGING COMPANY INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

Subsequent Events

The following events that occurred after September 30, 2009, which are not directly related to the Reorganization and this offering, are not reflected in the accompanying pro forma financial information:

(a)	On November 24, 2009, we discharged our obligations with respect to all $250.0 million of our 8.5% senior notes due 2012 with the proceeds of a new issuance of $253.4 million aggregate principal amount 8.25% senior notes due 2017, which were issued at a $3.4 million discount that will be amortized and included in interest expense as the notes mature. In connection with these transactions, we used $10.7 million of cash on hand to pay fees and expenses of issuing the new notes and the call premium on the old notes. See “Capitalization” and note 11, “Debt Arrangements,” to the condensed consolidated financial statements (unaudited) for the nine months ended September 30, 2009, included elsewhere in this prospectus.

(b)	In October 2009, certain of our executive officers paid $0.3 million of subscription receivable for common stock and repaid loans made by us in an amount equal to $0.3 million. For further information related to Notes and interest receivable for ownership interests, see note 19, “Transactions with Related Parties,” to the condensed consolidated financial statements (unaudited) for the nine months ended September 30, 2009 included elsewhere in this prospectus.

Reorganization Adjustments

Prior to the closing of this offering, we will complete the Reorganization in which:

•

We will effect a 1,465.4874-for-1 stock split and Graham Packaging Holdings Company will effect a 3,781.4427-for-1 unit split. After these splits, each share of our common stock will correspond to one unit of Graham Packaging Holdings Company.

•

We will enter into an agreement with all other holders of partnership interests and options to acquire partnership interests in Graham Packaging Holdings Company that will permit such holders to exchange each of their Graham Packaging Holdings Company partnership units for one share of our common stock. Immediately prior to this offering, the other holders are expected to exchange 1,779,004 partnership units for 1,779,004 shares of our common stock.

•	We will enter into income tax receivable agreements for the benefit of our existing stockholders and other existing unitholders (collectively, the “Existing Holders”).

(c)	Income tax receivable agreements

Our 1998 acquisition of 85% of Graham Packaging Holdings Company resulted in an increase in the tax basis of tangible and intangible assets which has increased our allocable depreciation and amortization expense for tax purposes and contributed to tax attribute carryforwards. In addition, the Reorganization and future exchanges of Graham Packaging Holdings Company’s partnership interests for our common stock is expected to result in an increase in the tax basis of tangible and intangible assets and the availability of tax loss carryforwards, if any, attributable to the Graham Family and other investors. These tax attributes would not have been available to us in the absence of those transactions. Depreciation and amortization from the increase in tax basis will be available, subject to limitations, to reduce the amount of tax that we would be required to pay in the future.

Under the income tax receivable agreements, we will agree to pay to the applicable Existing Holders (or certain permitted transferees thereof) 85% of the actual reduction in U.S. federal, state and local tax payments that we realize as a result of the utilization of deductions attributable to tax basis step-ups and/or tax attribute carryforwards and we will retain 15% of such tax benefits. The beneficiaries under the income tax receivable agreements will not reimburse us for any payments previously made under the income tax receivable agreements if such benefits are subsequently disallowed, although future payments would be adjusted to the extent possible to reflect the result of such disallowance. As a result, in certain circumstances, payments could be made under the income tax receivable agreement in excess of our reported deferred tax assets. The obligation to pay 85% of the amount of such cash savings to our Existing Holders is our obligation, and not the obligation of Graham Packaging Holdings Company or any of our other subsidiaries. See “Organizational Structure—Reorganization” and “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreements.”

On a pro forma basis as of September 30, 2009, the estimated liability of $10.9 million payable under the income tax receivable agreements represents 85% of the estimated realizable tax benefit calculated as follows:

	Actual	Other Existing Holders (1)	Total
	(Dollars in millions)
Deferred tax assets subject to income tax receivable agreements(2)	$178.2	$11.9	$190.1
Valuation allowance (3)	(165.4)	(11.9)	(177.3)

Estimated realizable tax benefit	12.8	—	12.8
Percentage payable under income tax receivable agreements	85%	85%	85%

Estimated income tax receivable agreements liabilities	$10.9	$—	$10.9

(1)	The Reorganization is expected to result in an increase in the tax basis of tangible and intangible assets attributable to the Graham Family and other investors. As of September 30, 2009, these deferred tax assets would be fully offset by a valuation allowance. Any payments made to these holders under the income tax receivable agreements will give rise to additional tax benefits and additional potential payments under the income tax receivable agreements.

(2)	The deferred tax assets are reported net of liabilities relating to uncertain tax positions totaling $25.8 million and exclude $46.8 million of tax benefits related to step-ups in the tax basis of goodwill.

(3)	Pursuant to the requirements of ASC 740-10-30, we assessed the realizability of the pro forma deferred tax assets based on an evaluation of positive and negative evidence of future taxable income. The negative evidence includes a history of losses, including cumulative losses in recent years. Due to the history of losses, the positive evidence was limited to the reversal of existing taxable temporary differences and future income projections were not considered. A valuation allowance was established based on the gross deferred tax asset less the deferred tax liabilities that will generate ordinary taxable income and reverse in the same jurisdictions before the expiration of the loss carryforwards.

In order to fully realize the pro forma deferred tax assets net of the existing taxable temporary differences, we would need to generate pre-tax ordinary income of approximately $447.0 million and capital gain of approximately $22.0 million. The amount of income required to reduce the valuation allowance could be significantly less than the amount of income required to realize the entire deferred tax asset. The amount of the valuation allowance required to reduce the deferred tax assets to the amount that is more likely than not to be realized will be assessed on an on-going basis. Once there are consecutive periods with significant income, the projections of future income will be considered as additional positive evidence.

We expect that the assumptions and estimates underlying the current determination may change and require adjustments to the valuation allowance in future periods. Such subsequent changes would impact our future income tax provisions.

This adjustment has been reflected as an increase to Income tax receivable agreements liabilities and a reduction to Additional paid-in capital in our pro forma balance sheet as of September 30, 2009.

Actual deferred tax assets and liabilities will be determined as of the date of the Reorganization and this offering based on facts existing on such date, and may differ materially from the amounts presented above depending on a number of factors, including completion of final valuations by legal entity and assessment of the realizability of net operating loss carryforwards and other tax attributes, including an assessment of Section 382 of the Code limitations on the utilization of net operating loss carryforwards

It is also possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding income tax receivable agreements payments from these tax attributes. The actual amount and timing of payments under the income tax receivable agreements will vary depending upon a number of factors, including the amount of future taxable income generated by our subsidiaries and the effective tax rate during the amortization period.

The pro forma balance sheet reflects a liability only for the cash savings attributable to current tax attributes resulting from the purchases of Graham Packaging Holdings Company partnership interests that occurred prior to and in connection with this offering and for the cash savings attributable to loss carryovers from prior periods (or portions thereof).

Future exchanges of our common stock for Graham Packaging Holdings Company partnership interests could result in future payments under the income tax receivable agreements that would be incremental to amounts payable as a result of the Reorganization. The actual amount of payments will depend on numerous factors, including the time and price at which the Graham Packaging Holdings Company partnership interests are exchanged. However, assuming such Graham Packaging Holdings Company partnership interests were exchanged at the time of this offering, it is expected that additional payments under the income tax receivable agreements would aggregate $-0- million, calculated as follows (dollars in millions):

Gross deferred tax assets attributable to the subsequent acquisitions of Graham Packaging Holdings Company partnership interests	$39.0
Valuation allowance	(39.0)

Estimated realizable tax benefit	-0-
Percentage payable under income tax receivables agreements	85%

Income tax receivable agreements liabilities	$-0-

These amounts have not been included in our pro forma balance sheet as of September 30, 2009 as these transactions are not directly attributable to the Reorganization or this offering. They are presented only as supplemental information.

Going forward, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset subject to the income tax receivables agreements. To the extent that we estimate that it is more likely than not that we will realize additional benefit, we will increase the carrying amount of the realizable tax benefit by reducing the valuation allowance and record a corresponding increase for 85% of the benefit to Income tax receivable agreements liabilities. To the extent that we estimate that it is more likely than not that we will not realize the carrying value of the tax benefit, we will reduce the carrying amount of the realizable tax benefit by increasing the valuation allowance. The effect of changes in any of our estimates after the date of the Reorganization will be included in net income. Similarly, the effects of future changes in enacted tax rates and in the applicable tax laws will be included in net income.

(d)	Reflects the acquisition by us of certain noncontrolling interests in Graham Packaging Holdings Company held by the Graham Family in exchange for shares of our common stock on a one-for-one basis, calculated as follows (dollars in millions):

Partnership units held by noncontrolling interests	2,016
Times unit split ratio	3,781.4427

Partnership units held by noncontrolling interests after unit split	7,623,188
Partnership units of Graham Packaging Holdings Company exchanged for shares of Graham Packaging Company Inc. on a one-for-one basis	1,779,004

Percent of partnership units exchanged	23.3%
Noncontrolling interests – historical	$13.5

Pro forma adjustment to noncontrolling interests and additional paid-in capital	$3.2

These acquisitions are accounted for as equity transactions, in accordance with ASC 810-45, “Changes in a Parent’s Ownership Interest in a Subsidiary.”

Offering Adjustments

(e)	The assumed proceeds to our company from this offering and the estimated use of such proceeds is as follows (in millions):

Gross proceeds from this offering	$250.0
Underwriting discount and commissions and estimated offering expenses	(21.2)

Net proceeds to the company (1)	228.8
Repayment of a portion of our term loans (2)	(193.0)
Payment to terminate the Monitoring Agreement (3)	(35.0)
Payment of one-time special bonus upon consummation of this offering (4)	(3.5)
Settlement of payable due to affiliates of Blackstone (5)	(0.8)
Repayment of loans by former management (6)	0.1

Net adjustment to cash	$(3.4)

(1)	Reflects the issuance of 16,666,667 shares of our common stock, par value $0.01, recorded $0.2 million in Common Stock and $228.6 million in Additional paid-in capital. We will contribute $193.0 million of these net proceeds to our subsidiary, Graham Packaging Holdings Company, in exchange for 16,666,667 additional limited partnership interests in Graham Packaging Holdings Company. As a result of this contribution and our acquisition of partnership interests from the other holders as described in note (d) above, our ownership of Graham Packaging Holdings Company will increase from 84.9% to 91.3%. See note (f)(1) to the pro forma statements of operations.

(2)	Reflects the repayment of $32.7 million of aggregate principal amount of term loan B and $160.3 million of aggregate principal amount of term loan C, net of $2.8 million of unamortized discount. This adjustment is recorded as a $1.3 million reduction of Current portion of long-term debt, a $188.9 million reduction of long-term debt, and a $2.8 million charge to Retained earnings (deficit) for the unamortized discount relating to the debt repaid.

(3)	We expect Blackstone Management Partners III L.L.C. to terminate the Monitoring Agreement pursuant to a termination agreement in exchange for a one-time payment of $35.0 million. The Monitoring Agreement contemplates the termination of the monitoring fee in exchange for one-time payments, but does not specify the amount of such payments. We agreed with Blackstone Management Partners III L.L.C. to calculate the one-time termination payments based on a discounted cash-flow analysis comparable to those used to calculate comparable termination fees with respect to comparable monitoring fee agreements, which included determining the present value of estimated future payments under the Monitoring Agreement using a discounted cash flow analysis. As a result of the termination, affiliates of Blackstone and the Graham Family will have no further obligation to provide services to us, and we will have no further obligation to make annual payments of $4.0 million under this agreement. See “Certain Relationships and Related Party Transactions—Management Services Arrangements.”

(4)	Represents a one-time special bonus that will be paid upon consummation of this offering. See “Compensation Discussion and Analysis—Transaction Bonuses.”

(5)	Reflects administrative expense incurred by us and paid by Blackstone on our behalf.

(6)	Represents the repayment of a portion of the outstanding loans owed by former members of management from the proceeds they receive from the sale of their shares in this offering.

(f)	Reflects the write-off of debt issuance fees relating to our term loan debt being repaid.

(g)	Reflects non-recurring adjustments to retained earnings (deficit) that will be included in our future results of operations in the period in which they occur as follows (in millions):

Termination of Monitoring Agreement (note (e)(3))	$35.0
Write-off of unamortized discount on term loan repaid (note (e(2))	2.8
Charge for special bonus to be paid upon consummation of this offering (note (e(4))	3.5
Write-off of debt issuance fees on term loan repaid (note (f))	0.3

Total adjustment to retained earnings (deficit)	$41.6

GRAHAM PACKAGING COMPANY INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

(In millions, except shares and per share data)

	Actual	Reorganization Adjustments		Offering Adjustments		Pro Forma
Net sales	$2,559.0					$2,559.0
Cost of goods sold	2,183.3					2,183.3

Gross profit	375.7					375.7
Selling, general and administrative expenses	127.6			$(4.0	)(c)	123.6
Asset impairment charges	96.1					96.1
Net loss on disposal of property, plant and equipment	6.8					6.8

Operating income	145.2			4.0		149.2
Interest expense	180.0			(11.7	)(d)	168.3
Interest income	(0.8)					(0.8)
Increase (decrease) in income tax receivable agreements		(8.1	)(a)			(8.1)
Other expense, net	0.4					0.4

Loss before income taxes	(34.4)	8.1		15.7		(10.6)
Income tax provision	13.0			—	(e)	13.0

Loss from continuing operations	(47.4)	8.1		15.7		(23.6)
Less: loss from continuing operations attributable to noncontrolling interests	—	—	(b)	—	(f)	—

Loss from continuing operations attributable to our stockholders	$(47.4)	$8.1		$15.7		$(23.6)

Loss from continuing operations attributable to our stockholders (h):
Basic	$(1.10)					$(0.41)
Diluted	$(1.10)					$(0.41)
Weighted average shares outstanding:
Basic	42,975,419					57,621,090
Diluted	42,975,419					57,621,090

See accompanying notes.

GRAHAM PACKAGING COMPANY INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2009

(In millions, except shares and per share data)

	Actual	Reorganization Adjustments		Offering Adjustments		Pro Forma
Net sales	$1,736.4					$1,736.4
Cost of goods sold	1,418.3					1,418.3

Gross profit	318.1					318.1
Selling, general and administrative expenses	89.5			$(3.0	)(c)	86.5
Asset impairment charges	14.2					14.2
Net loss on disposal of property, plant and equipment	4.4					4.4

Operating income	210.0			3.0		213.0
Interest expense	127.0			(7.3	)(d)	119.7
Interest income	(0.8)					(0.8)
Gain on debt extinguishment	(0.8)			0.1	(g)	(0.7)
Increase (decrease) in income tax receivable agreements		8.8	(a)			8.8
Other income, net	(2.0)					(2.0)

Income before income taxes	86.6	(8.8)		10.2		88.0
Income tax provision	21.8			—	(e)	21.8

Income from continuing operations	64.8	(8.8)		10.2		66.2
Less: income from continuing operations attributable to noncontrolling interests	10.6	(2.5	)(b)	(1.1	)(f)	7.0

Income from continuing operations attributable to our stockholders	$54.2	$(6.3)		$11.3		$59.2

Income from continuing operations attributable to our stockholders (h):
Basic	$1.26					$1.03
Diluted	$1.26					$1.02
Weighted average shares outstanding:
Basic	42,975,419					57,621,090
Diluted	42,980,617					65,077,934

See accompanying notes.

GRAHAM PACKAGING COMPANY INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS

Reorganization Adjustments

(a)	Represents the pro forma impact on the statement of operations of the assumed changes in the income tax receivable agreement obligation recognized during the pro forma periods. These assumed changes are a result of our assumed utilization of certain tax attributes that are subject to the income tax receivable agreements obligation to offset taxable income of Graham Packaging Holdings Company generated in the year ended December 31, 2008 and the nine months ended September 30, 2009. In addition to the current utilization of these tax attributes, the pro forma (income) expense presented reflects changes in the income tax receivable agreements obligation based on (1) the changes in the tax attributes that result in this obligation, and (2) future expectations of our ability to utilize the deferred tax assets subject to the obligation. Due to a history of losses a valuation allowance has been recorded on net deferred tax assets with only the portion of gross deferred tax assets equal to our deferred tax liabilities being recognized as of December 31, 2008 and September 30, 2009.

The pro forma statement of operations impact of changes in the income tax receivable agreements obligation, assuming they had been entered into at January 1, 2008, is calculated as follows (dollars in millions):

	Year ended December 31, 2008	Nine months ended September 30, 2009
At beginning of period(1):
Deferred tax assets subject to income tax receivable agreements	$207.7	$195.4
Valuation allowance	(173.5)	(185.6)

Estimated realizable tax benefit	34.2	9.8
Percentage payable under income tax receivable agreements	85%	85%

Income tax receivable agreements obligation at beginning of period	29.1	8.3
Assumed pro forma payments(2)	(12.7)	(6.2)

Adjusted beginning balance	16.4	2.1
Income tax receivable agreements obligation at end of period	8.3	10.9

(Income) expense resulting from the (decrease) increase in income tax receivable agreements obligation during the period	$(8.1)	$8.8

(1)	The income tax receivable agreements obligation at beginning of period have been calculated using the same methodology as the $10.9 million balance at September 30, 2009, described in note (c) to the pro forma balance sheet.

(2)	Assumed pro forma payments under the income tax receivable agreements have been calculated by comparing hypothetical pro forma current tax expense for Graham Packaging Company Inc. (on a separate legal entity basis) without the tax attributes subject to the income tax receivable agreements with the current pro forma tax expense, calculated as follows (dollars in millions):

	Year ended December 31, 2008	Nine months ended September 30, 2009
Pro forma taxable income with tax attributes subject to income tax receivable agreements	$-0-	$-0-
Pro forma taxable income without tax attributes subject to income tax receivable agreements	38.0	18.9

Decrease in pro forma taxable income from tax attributes subject to income tax receivable agreements	38.0	18.9
Assumed statutory tax rate	39.3%	39.1%

Tax benefit from tax attributes subject to income tax receivable agreements	14.9	7.4
Percentage payable under income tax receivable agreements	85%	85%

Assumed pro forma payments	$12.7	$6.2

(b)	Represents the reduction in income from continuing operations attributable to noncontrolling interests resulting from the exchange of Graham Packaging Holdings Company partnership units for shares of our common stock by Existing Holders. As a result of these exchanges, our ownership of Graham Packaging Holdings Company will increase from 84.9% to 88.5% and the noncontrolling interests ownership will decrease from 15.1% to 11.5%. This adjustment is calculated by multiplying $70.5 million of income from continuing operations of Graham Packaging Holdings Company for the nine months ended September 30, 2009, by the 3.6% decrease in the noncontrolling interest percentage. For the year ended December 31, 2008, no losses were allocated to the noncontrolling interests of Graham Packaging Holdings Company in accordance with Accounting Research Bulletin 51, “Consolidated Financial Statements,” because such losses exceeded the carrying value of such noncontrolling interests and there are no obligations of the noncontrolling interests to make good on such losses. See note 1, “Significant Accounting Policies,” to the consolidated financial statements for the year ended December 31, 2008, included elsewhere in this prospectus.

Offering Adjustments

(c)	Represents the elimination of annual monitoring fees paid to affiliates of Blackstone and the Graham Family. The Monitoring Agreement termination payment will be made with proceeds from this offering. See “Certain Relationships and Related Party Transactions—Management Services Arrangements.”

(d)	Reflects the net adjustment to interest expense as a result of the repayment of a portion of our term loans with the net proceeds of this offering, calculated as follows:

	Year ended December 31, 2008	Nine months ended September 30, 2009
	(Dollars in millions)
Assumed amount of term loan repayment (1)	$193.0	$193.0
Weighted average effective interest rate for the period (2)	6.1%	5.1%

Pro forma adjustment to interest expense	$11.7	$7.3

(1)	Assumes a reduction in principal amount of $193.0 million to our term loan B for the year ended December 31, 2008 and for the period January 1, 2009 to May 28, 2009 (the date we amended our credit agreement) and by $32.7 million to our term loan B and $160.3 million to our term loan C for the period May 29, 2009 to September 30, 2009. See note 11, “Debt Arrangements,” to the condensed consolidated financial statements (unaudited) for the nine months ended September 30, 2009 included elsewhere in this prospectus.
(2)	Reflects the historical weighted average interest rate on our term loan B and term loan C, including amortization of deferred financing fees and, in the case of term loan C, amortization of discount. Our term loan B bears interest at LIBOR plus 2.25%. The historical weighted average effective interest rate on our term loan B was 6.1% for the year ended December 31, 2008, 3.8% for the period January 1, 2009 to May 28, 2009 and 2.8% for the period May 29, 2009 to September 30, 2009. Our term loan C bears interest at LIBOR (subject to a floor of 2.5%) plus 4.25%. The historical weighted average effective interest rate on our term loan C was 7.2% for the period May 29, 2009 to September 30, 2009.

A 1/8th percent change in historical interest rates would have increased or decreased the pro forma adjustment to interest expense by $0.2 million for the year ended December 31, 2008 and by $0.2 million for the nine months ended September 30, 2009.

(e)	Pro forma provision for income taxes reflects our 91.3% interest in the tax effect of the offering adjustments, at an assumed statutory tax rate of 39.3% for the year ended December 31, 2008 and 39.1% for the nine months ended September 30, 2009 that has been fully offset by a valuation allowance, calculated as follows:

	Year Ended December 31, 2008	Nine Months Ended September 30, 2009
Income tax provision	$5.6	$3.6
Valuation allowance (decrease)	(5.6)	(3.6)

Net adjustment to Income tax provision	$—	$—

(f)	Reflects the reduction in income from continuing operations attributable to noncontrolling interests resulting from the issuance to us of Graham Packaging Holdings Company partnership units for the cash that we contributed to permit Graham Packaging Holdings Company to repay debt as described in note (e)(1) to the pro forma balance sheet. By agreement of the partners of Graham Packaging Holdings Company, the number of units to be issued for this contribution will be equal to the number of shares issued by Graham Packaging Company Inc. in this offering, so that the exchange ratio of partnership units for our shares will remain one-to-one. As a result of us obtaining these additional units, our ownership of Graham Packaging Holdings Company will further increase from 88.5% to 91.3% and the noncontrolling interests ownership will decrease from 11.5% to 8.7%. This adjustment is calculated as follows for the nine months ended September 30, 2009 (in millions):

Pro forma income from continuing operations of Graham Packaging Holdings Company	$80.7
Pro forma noncontrolling interest percentage (1)	8.7%

Pro forma income from continuing operations attributable to noncontrolling interests	7.0
Less historical amounts attributable to noncontrolling interests, after Reorganization adjustments	8.1

Adjustment to income attributable to noncontrolling interests	$(1.1)

(1)	The final pro forma noncontrolling interest percentage is calculated as follows:

Partnership units held by noncontrolling interests.	2,016
Times unit split ratio	3,781.4427

Partnership units held by noncontrolling interests after unit split	7,623,188
Partnership units of noncontrolling interests exchanged for our shares on a one-for-one basis	1,779,004

Total partnership units held by noncontrolling interests	5,844,184

Partnership units outstanding before Reorganization	13,387
Times units split ratio	3,781.4427

Partnership units outstanding after unit split	50,621,974
Partnership units issued for cash contribution used to pay down debt	16,666,667

Total partnership units outstanding	67,288,641

Pro forma percentage of partnership units held by noncontrolling interests to total partnership units outstanding	8.7%

(g)	Reflects the reduction to the gain on debt extinguishment, assuming the repayment of our term loan B and term loan C had occurred on January 1, 2008.

(h)	Pro forma basic and diluted per share data have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares the proceeds of which will be used to repay any debt as reflected in the pro forma adjustments.

Pro forma per share data was calculated by dividing net income (loss) from continuing operations attributable to us by the weighted average number of shares outstanding, calculated as follows:

	Year Ended December 31, 2008	Nine Months Ended September 30, 2009
Pro forma weighted average shares outstanding—basic (1)	57,621,090	57,621,090
Incremental shares on exercise of exchange rights (2)	—	5,844,184
Incremental shares on exercise of exchange rights on units issued from exercise of Graham Packaging Holdings Company options (3)	—	1,601,229
Incremental shares from subscriptions receivable (4)		11,431

Pro forma weighted average shares outstanding—diluted (5)	57,621,090	65,077,934

(1)	Pro forma weighted average basic shares reflects 29,325 shares outstanding on December 31, 2008 and September 30, 2009, adjusted for the 1,465.4874-for-1 stock split and the exchange of 1,779,004 shares of our common stock for 1,779,004 partnership units of Graham Packaging Holdings Company pursuant to the Reorganization, plus 12,866,667 shares of our common stock issued for the proceeds described in note (e) to the pro forma balance sheet which will be used to pay down debt, calculated as follows:

At December 31, 2008 and September 30, 2009
Basic shares outstanding—actual	29,325
Times stock split ratio	1,465.4874

Shares outstanding after stock split	42,975,419
Shares issued in exchange for partnership units	1,779,004
Shares issued from proceeds of initial public offering (a)	12,866,667

Basic shares outstanding—pro forma	57,621,090

(a)	Shares issued from the proceeds of this offering used to pay down debt is calculated as follows:

At December 31, 2008 and September 30, 2009
Amount of debt repaid (see note (e)(2) to the pro forma balance sheet) (in millions)	$193.0
Divided by assumed offering price per share	$15.0

Shares issued in this offering included in pro forma basic earnings per share related to debt paydown	12,866,667
Shares issued in this offering excluded from basic earnings per share	3,800,000

Total shares issued in this offering	16,666,667

(2)	Reflects the exchange of partnership units of Graham Packaging Holdings Company for shares of our common stock on an “as if converted” basis, calculated as follows:

September 30, 2009
Partnership units of Graham Packaging Holdings Company held by noncontrolling interests	2,016
Times unit split ratio	3,781.4427

Partnership units held by noncontrolling interests after unit split	7,623,188
Less partnership units exchanged for shares in connection with this offering (see note (1) above)	1,779,004

Partnership units with the right to exchange for Graham Packaging Company Inc. shares on a one-for-one basis	5,844,184

(3)	Reflects the assumed issuance of 1,601,229 partnership units upon exercise of Graham Packaging Holdings Company options calculated using the treasury stock method, and further adjusted for the exchange of such units for shares of our common stock on an “as if converted” basis, calculated as follows (dollars in millions):

September 30, 2009
Weighted average number of in-the-money options to acquire partnership units	1,089.71
Times unit split ratio	3,781.4427

Weighted average number of in-the-money options to acquire partnership units subject to exchange rights	4,120,665

Proceeds from exercise of in the money options	$36.1
Unrecognized compensation	1.7

Total proceeds	37.8
Divided by assumed offering price per share	$15.00

Units assumed to be repurchased	2,519,436

Weighted average number of Partnership units acquired from the exercise of options with the right to exchange for Graham Packaging Company Inc. shares on a one-for-one basis—“if converted” method	1,601,229

(4)	Reflects 25.665 shares issuable from the payment of subscriptions receivable times the common stock split ratio of 1,465.4874-for-one, net of shares assumed to be repurchased at the initial public offering price of $15.00 per share, calculated using the treasury stock method, calculated as follows (dollars in millions):

September 30, 2009
Weighted average numbers of shares issuable under subscriptions receivable	14.01
Times stock split ratio	1,465.4874

Weighted average number of shares outstanding after stock split	20,528

Assumed proceeds	$0.1
Divided by assumed offering price per share	$15.00

Shares assumed to be repurchased	9,097

Weighted average number of shares issued from subscriptions receivable	11,431

(5)	Since we had a pro forma net loss for the year ended December 31, 2008, 5,844,184 exchange rights and 4,954,011 options that would have had an anti-dilutive effect have been excluded from the computation for this period. For the nine months ended September 30, 2009, 914,069 exchange rights related to 914,069 underlying options of Graham Packaging Holdings Company have been excluded from the calculation of pro forma diluted earnings per share as the options are either antidilutive or as a result of the related contingencies not being met as of September 30, 2009. Regarding contingencies, there are two types of options that contain contingencies: (1) those which vest and become exercisable upon the attainment of certain financial performance goals associated with a sale of Blackstone’s entire interest in the Company, and (2) those which vest and become exercisable upon Graham Packaging Holdings Company’s achievement of specified earnings targets.

Pro forma income from continuing operations does not include the following non-recurring items which will be charged to earnings in the quarter in which the Reorganization occurs and we repay a portion of our indebtedness. If these transactions had occurred in the quarter ended September 30, 2009, on a pro forma basis, after giving effect to those transactions, these charges would have been:

•	An expense of $3.1 million resulting from the write-off of debt issuance fees and unamortized discount related to the indebtedness repaid;

•	A one-time charge to earnings of $35.0 million to record the termination of the Monitoring Agreement. See note (e)(3) to the unaudited pro forma condensed consolidated balance sheet; and

•	A one-time charge to earnings of $3.5 million for special bonuses that will be paid upon consummation of this offering.

SELECTED FINANCIAL DATA

The following tables set forth our selected historical consolidated financial data for and at the end of each of the years in the five-year period ended December 31, 2008, and for the nine-month periods ended September 30, 2008 and 2009, respectively. The information in the following tables gives effect to the 1,465.4874-for-one stock split of our common stock which will occur prior to this offering. The selected consolidated statement of operations data and the selected consolidated cash flow data for the years ended December 31, 2006, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007 and 2008, have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statement of operations data and the selected consolidated cash flow data for the years ended December 31, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006, presented below, is unaudited. The selected consolidated financial data as of and for the nine-month periods ended September 30, 2008 and 2009 have been derived from unaudited consolidated financial statements, which, in the opinion of management, include all adjustments, consisting only of usual recurring adjustments, necessary for fair presentation of such data. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

On November 12, 2009, we paid 2.3 million euros (approximately $3.5 million) to sell all of the shares of our wholly-owned subsidiary Graham Emballages Plastiques S.A.S., located in Meaux, France, to an independent third party. As a result, we recognized a charge subsequent to September 30, 2009, for the amount of this payment. Our exit from this location was due to its failure to meet internal financial performance criteria. During the third quarter of 2009, we determined that the results of operations for this location, which had previously been reported in the Europe segment, would be reported as discontinued operations, in accordance with the guidance under ASC 205-20, “Discontinued Operations.” Our consolidated statements of operations reflect these discontinued operations. Accordingly, the selected financial data below, unless otherwise indicated, is based on results from continuing operations.

The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2004 (1)	2005	2006	2007	2008	2008	2009
	(Unaudited)					(Unaudited)
	(In millions)
STATEMENT OF OPERATIONS DATA:
Net sales (2)	$1,328.6	$2,447.8	$2,500.4	$2,470.9	$2,559.0	$2,003.4	$1,736.4
Cost of goods sold (2)	1,135.2	2,153.3	2,212.3	2,129.4	2,183.3	1,701.5	1,418.3

Gross profit	193.4	294.5	288.1	341.5	375.7	301.9	318.1
Selling, general and administrative expenses	86.2	127.2	131.3	136.2	127.6	100.9	89.5
Asset impairment charges (3)	7.0	7.0	25.9	157.7	96.1	11.8	14.2
Net loss on disposal of fixed assets	1.2	13.7	14.3	19.5	6.8	5.6	4.4

Operating income	99.0	146.6	116.6	28.1	145.2	183.6	210.0
Interest expense (4)	140.6	184.7	207.4	210.4	180.0	135.1	127.0
Interest income	(0.3)	(0.6)	(0.6)	(0.9)	(0.8)	(0.5)	(0.8)
Gain on debt extinguishment	—	—	—	—	—	—	(0.8)
Other expense (income), net	0.3	1.0	2.2	2.0	0.4	(0.7)	(2.0)
Income tax (benefit) provision	(2.2)	14.4	27.5	20.3	13.0	10.9	21.8

(Loss) income from continuing operations	(39.4)	(52.9)	(119.9)	(203.7)	(47.4)	38.8	64.8
Loss from discontinued operations	(2.4)	(0.6)	(1.1)	(3.7)	(10.5)	(1.7)	(3.9)

Net (loss) income	(41.8)	(53.5)	(121.0)	(207.4)	(57.9)	37.1	60.9
Net (loss) income attributable to noncontrolling interests (5)	(2.3)	—	—	—	—	—	10.0

Net (loss) income attributable to our stockholders	$ (39.5)	$ (53.5)	$ (121.0)	$ (207.4)	$ (57.9)	$ 37.1	$ 50.9

EARNINGS PER SHARE (5):
(Loss) income from continuing operations per share:
Basic	$(0.86)	$(1.23)	$(2.79)	$(4.74)	$(1.10)	$0.90	$1.26
Diluted	$(0.86)	$(1.23)	$(2.79)	$(4.74)	$(1.10)	$0.89	$1.26
Loss from discontinued operations per share:
Basic	$(0.06)	$(0.02)	$(0.03)	$(0.09)	$(0.25)	$(0.04)	$(0.08)
Diluted	$(0.06)	$(0.02)	$(0.03)	$(0.09)	$(0.25)	$(0.04)	$(0.08)
Net (loss) income attributable to Graham Packaging Company Inc. stockholders per share:
Basic	$(0.92)	$(1.25)	$(2.82)	$(4.83)	$(1.35)	$0.86	$1.18
Diluted	$(0.92)	$(1.25)	$(2.82)	$(4.83)	$(1.35)	$0.85	$1.18
Weighted average shares outstanding:
Basic	42,975,419	42,975,419	42,975,419	42,975,419	42,975,419	42,975,419	42,975,419
Diluted	42,975,419	42,975,419	42,975,419	42,975,419	42,975,419	42,975,419	42,980,617

	Year Ended December 31,					Nine Months Ended September 30,
	2004 (1)	2005	2006	2007	2008	2008	2009
	(Unaudited)					(Unaudited)
	(In millions)

BALANCE SHEET DATA (at period end) (6):
Cash and cash equivalents	$22.1	$26.7	$13.3	$18.3	$43.9	$110.9	$196.8
Working capital (7)	188.4	249.2	158.4	186.2	190.3	165.6	78.1
Total assets	2,650.6	2,707.1	2,586.0	2,377.3	2,149.8	2,394.5	2,210.3
Total debt (8)	2,465.2	2,638.3	2,546.9	2,534.3	2,499.2	2,509.9	2,442.5
Equity (deficit)	(289.7)	(350.2)	(454.9)	(645.8)	(818.4)	(613.3)	(734.3)

OTHER DATA:
Cash flow provided by (used in) (6):
Operating activities	$107.5	$120.0	$263.0	$174.2	$211.2	$216.7	$308.2
Investing activities	(1,382.5)	(261.4)	(172.4)	(149.1)	(144.4)	(96.0)	(105.0)
Financing activities	1,288.4	147.9	(104.6)	(23.2)	(33.6)	(26.4)	(53.1)
Depreciation and amortization (9)	113.3	201.9	206.1	203.7	177.8	133.5	118.8

(1)	On October 7, 2004, we acquired O-I Plastic for $1,191.8 million, including direct costs of the acquisition. Amounts shown under the caption “Investing activities” include cash paid, net of cash acquired, in the acquisition. This transaction was accounted for under the purchase method of accounting. Results of operations are included since the date of the acquisition.
(2)	Net sales and Cost of goods sold increase or decrease based on fluctuations in resin prices. Consistent with industry practice and as permitted under agreements with our customers, resin price changes are passed through to customers by means of corresponding changes in product pricing. The decrease in net sales from the nine months ended September 30, 2008, to the nine months ended September 30, 2009, was primarily due to a decrease in resin costs. During this time period, the average market prices per pound of PET and HDPE in the U.S. decreased from $0.92 to $0.72 and from $0.92 to $0.65, respectively. Also contributing to the decline was the relatively stronger dollar and a 1.8% decline in units sold.
(3)	We evaluated the recoverability of our long-lived tangible and intangible assets in selected locations, due to indicators of impairment, and recorded impairment charges of $7.0 million, $6.6 million, $14.2 million, $156.6 million, $94.7 million, $11.8 million and $14.2 million for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 and for the nine months ended September 30, 2008 and 2009, respectively. Goodwill is reviewed for impairment on at least an annual basis. The resulting impairment charges recognized, based on a comparison of the related net book value of the location to projected discounted future cash flows of the reporting unit, were $0.4 million, $11.7 million, $1.1 million and $1.4 million for the years ended December 31, 2005, 2006, 2007 and 2008, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” for a further discussion.
(4)	The years ended December 31, 2004, 2006 and 2007 and the nine months ended September 30, 2009 included the effects of the refinancing of our prior and current senior credit agreements, which resulted in the write-offs of debt issuance fees of $20.9 million, $2.1 million, $4.5 million and $9.3 million, respectively, and the write-off of tender and call premiums of $15.2 million for the year ended December 31, 2004, associated with the redemption of our prior senior subordinated notes and senior discount notes.
(5)	Earnings per share is calculated based on amounts attributable to Graham Packaging Company Inc. stockholders and excludes amounts attributable to noncontrolling interests. Net (loss) income attributable to noncontrolling interests consists of $2.2 million of loss related to continuing operations and $0.1 million of loss related to discontinued operations for the year ended December 31, 2004 and $10.6 million of income related to continuing operations and $0.6 million of loss related to discontinued operations for the nine months ended September 30, 2009.
(6)	Includes both continuing and discontinued operations.
(7)	Working capital is defined as current assets, less cash and cash equivalents, minus current liabilities, less current maturities of long-term debt.
(8)	Total debt includes capital lease obligations.
(9)	Depreciation and amortization includes continuing and discontinued operations, and excludes asset impairment charges and amortization of debt issuance fees, which is included in interest expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should read “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a worldwide leader in the design, manufacture and sale of value-added, custom blow molded plastic containers for branded consumer products. We operate in product categories where customers and end users value the technology and innovation that our custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. We selectively pursue opportunities where we can leverage our technology portfolio to continue to drive the trend of conversion to plastic containers from other packaging materials. Our customers include leading multi-national and regional blue-chip consumer product companies that seek customized, sustainable plastic container solutions for diverse and stable end markets, such as the food and beverage and the household consumer products markets. We believe we are well-positioned to meet the evolving needs of our customers who often use our technology to differentiate their products with value-added design and performance characteristics such as smooth-wall panel-less bottles, unique pouring and dispensing features, multilayer bottles incorporating barrier technologies to extend shelf life, and ultra lightweight bottles with “hot-fill” capabilities that allow containers to be filled at high temperatures.

As of September 30, 2009, we operated a network of 84 manufacturing facilities throughout North America, Europe and South America. We are organized and managed on a geographical basis in three operating segments: North America, Europe and South America. Each operating segment includes four major categories: Food and Beverage, Household, Personal Care/Specialty and Automotive Lubricants. Our primary strategies are to manage our business for stable growth and strong cash flow from operations, leverage our technology portfolio to meet the needs of our customers, target organic growth in attractive markets utilizing our proven business model, continue to focus on operational excellence, and supplement our organic growth with opportunistic strategic investments.

We believe that the critical success factors to our business are our ability to:

•	maintain relationships with, and serve the complex packaging demands of, our customers, which include some of the world’s largest branded consumer products companies;

•	participate in growth opportunities associated with the conversion of packaging products from glass, metal and paper to plastic;

•	develop proprietary technologies that provide a meaningful competitive advantage in product design, product performance, process technology and sustainability features;

•	focus on operational excellence, cost reductions and overall efficiencies;

•	make investments in plant and technology necessary to satisfy the factors mentioned above; and

•	reduce our financial leverage.

We intend to capitalize on our leadership positions in value-added custom plastic containers to increase our EBITDA and cash flow in order to reduce our financial leverage and increase stockholder return.

We believe that the area with the greatest opportunity for growth continues to be in producing containers for the food and beverage product category because of the industry’s continued conversion to plastic packaging, including the demand for containers for juices and juice drinks, nutritional beverages, beer, yogurt drinks, liquor, teas, sports drinks/isotonics, vitamin enhanced waters, snacks, sauces, jellies and jams. Much of the growth in this area in recent years has been in the sale of smaller sized containers. We believe we are a leader in providing value-added hot-fill PET juice containers. We also believe we are a leading participant in the growing markets for yogurt drinks and nutritional beverages where we manufacture containers using polyolefin resins.

Growth in our household container product category was fueled in prior years by conversions from powders to liquids for such products as detergents, household cleaners and automatic dishwashing detergent. Our strongest position is in fabric care, where management believes we are a leader in plastic container design and manufacture. It should be noted the fabric care industry now offers most of its brands in a concentrated formula which has reduced sales in this product category.

Our personal care/specialty product category is driven by new product launch and re-launch cycles of our customers. Based on the volume of our sales to many major suppliers of personal care/specialty products, management believes we are among the leading suppliers in this product category, which includes products for the hair care, skin care, oral care and specialty markets. Management believes that our supply position results from our commitment to, and reputation in, new product development and flexible manufacturing processes and operations.

Our North American one-quart/liter motor oil container product category is in a mature industry. Unit volume in the one-quart/liter motor oil industry decreased approximately 10% per year from 2006 through 2008 as the product category migrated towards the quick-lube market and larger multi-quart/liter packages. Even though we believe we have the largest market share of multi-quart/liter containers, these sales only partially offset the loss in sales of one-quart/liter containers.

As of September 30, 2009, we operated 29 manufacturing facilities outside of the United States in Argentina, Belgium, Brazil, Canada, Finland, France, Mexico, the Netherlands, Poland, Spain, Turkey, the United Kingdom and Venezuela. Over the past few years, we have expanded our international operations with the addition of two new plants in Brazil.

For the year ended December 31, 2008, and for the nine months ended September 30, 2009, 71.1% and 69.7%, respectively, of our net sales were generated by our top twenty customers. All of the top twenty customers were under long-term contracts with terms up to ten years and have been doing business with us for over 20 years on average. Prices under these arrangements are typically tied to plastic resin market standards and, therefore, vary with market conditions. In general, the contracts have annually set minimum purchase requirements but do not obligate the customer to purchase any given amount of product from us beyond one year. Our sales to PepsiCo, our largest customer, were 17.2%, 14.0%, 13.3% and 11.3% of total sales for the years ended December 31, 2006, 2007 and 2008, and for the nine months ended September 30, 2009, respectively. All of these sales were made in North America.

The largest component of our cost of goods sold is resin costs. Based on certain resin industry indices, the following table summarizes average market prices per pound of PET and HDPE resins in the United States during the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
PET	$0.80	$0.82	$0.87	$0.92	$0.72
HDPE	$0.71	$0.73	$0.86	$0.92	$0.65

Resin and colorants make up a significant part of our cost of goods sold. Colorants are pigments added to the resin to formulate different colors of blow molded plastic bottles. Changes in the cost of colorants are typically passed through to customers, similarly to resin. On a percentage basis, resin and colorant costs generally make up between 40% and 50% of cost of goods sold, depending on the price of resin and colorants and bottle features. As a percentage of net sales, resin and colorant costs make up between 35% and 40%, in general. The percentage depends not only on the price of the resin and colorants, but also the physical characteristics of the bottle, such as size, weight, design features, labels and decorations, color and the technology platform and equipment used to make the bottle.

Changes in the cost of resin are passed through to customers by means of corresponding changes in product pricing, in accordance with our agreements with these customers and industry practice. A sustained increase in resin prices relative to other packaging materials, to the extent that those costs are not passed on to the end-consumer, would make plastic containers less economical for our customers and could result in a slower pace of conversions to, or reductions in the use of, plastic containers.

On November 12, 2009, we paid 2.3 million euros (approximately $3.5 million) to sell all of the shares of our wholly-owned subsidiary Graham Emballages Plastiques S.A.S., located in Meaux, France, to an independent third party. As a result, we recognized a charge subsequent to September 30, 2009, for the amount of this payment. Our exit from this location was due to its failure to meet internal financial performance criteria. During the third quarter of 2009, we determined that the results of operations for this location, which had previously been reported in the Europe segment, would be reported as discontinued operations, in accordance with the guidance under ASC 205-20, “Discontinued Operations.” Our consolidated statements of operations reflect these discontinued operations. Accordingly, our discussion on results of operations below and elsewhere in this prospectus, unless otherwise indicated, is based on results from continuing operations.

Results of Operations

The following tables set forth the major components of our net sales and such net sales expressed as a percentage of total net sales:

	Year Ended December 31,						Nine Months Ended September 30,
	2006		2007		2008		2008		2009
	(Dollars in millions, except for percentages)
North America	$2,220.5	88.8%	$2,140.1	86.6%	$2,195.0	85.8%	$1,718.2	85.8%	$1,497.6	86.2%
Europe	215.3	8.6	255.3	10.3	274.2	10.7	214.3	10.7	171.6	9.9
South America	64.6	2.6	75.5	3.1	89.8	3.5	70.9	3.5	67.2	3.9

Total Net Sales	$2,500.4	100.0%	$2,470.9	100.0%	$2,559.0	100.0%	$2,003.4	100.0%	$1,736.4	100.0%

	Year Ended December 31,						Nine Months Ended September 30,
	2006		2007		2008		2008		2009
	(Dollars in millions, except for percentages)
Food & Beverage	$1,465.3	58.6%	$1,488.7	60.3%	$1,561.3	61.0%	$1,231.9	61.5%	$1,067.7	61.5%
Household	505.2	20.2	499.1	20.2	491.6	19.2	371.7	18.5	319.5	18.4
Personal Care/Specialty	245.2	9.8	205.2	8.3	186.8	7.3	141.3	7.1	129.6	7.5
Automotive Lubricants	284.7	11.4	277.9	11.2	319.3	12.5	258.5	12.9	219.6	12.6

Total Net Sales	$2,500.4	100.0%	$2,470.9	100.0%	$2,559.0	100.0%	$2,003.4	100.0%	$1,736.4	100.0%

Nine Months Ended September 30, 2009, Compared to Nine Months Ended September 30, 2008

The following table sets forth the summary of the condensed consolidated statements of income and related percentage changes for the periods indicated:

	Nine Months Ended September 30,		% Increase (Decrease)
	2008	2009
	(Dollars in millions)
Net sales	$2,003.4	$1,736.4	(13.3)%
Cost of goods sold	1,701.5	1,418.3	(16.6)

Gross profit (1)	301.9	318.1	5.4
% of net sales (2)	15.1%	18.3%
Selling, general and administrative expenses (1)	100.9	89.5	(11.3)
% of net sales (2)	5.0%	5.2%
Asset impairment charges	11.8	14.2	20.3
Net loss on disposal of property, plant and equipment	5.6	4.4	(21.4)

Operating income	183.6	210.0	14.4
% of net sales (2)	9.2%	12.1%
Interest expense	135.1	127.0	(6.0)
Interest income	(0.5)	(0.8)	60.0
Gain on debt extinguishment	—	(0.8)	>100.0
Other income, net	(0.7)	(2.0)	>100.0
Income tax provision	10.9	21.8	100.0

Income from continuing operations	38.8	64.8	67.0
Loss from discontinued operations	(1.7)	(3.9)	>100.0

Net income	37.1	60.9	64.2
Net income attributable to noncontrolling interests	—	10.0	>100.0

Net income attributable to our stockholders	$37.1	$50.9	37.2%

(1)	Amounts for gross profit and selling, general and administrative expenses may not be comparable to those of other companies, as the costs that we include in these line items may differ from the costs that other companies include. For a discussion of the types of costs included in each line item, see note 1, “Significant Accounting Policies,” to the consolidated financial statements for the year ended December 31, 2008, included elsewhere in this prospectus.

(2)	As resin prices can fluctuate significantly, we believe that our gross profit, as well as certain expense items, should not be analyzed solely on a percentage of net sales basis. Fluctuations in crude oil and natural gas prices can cause significant fluctuations in resin prices, as can refining capacity and the demand for other petroleum-based products.

Net Sales. Net sales for the nine months ended September 30, 2009, decreased $267.0 million, or 13.3%, from the nine months ended September 30, 2008. The decrease in net sales was due in large part to the decrease in resin costs, which are passed through to customers, in the comparative period. The average market price per pound of PET in the U.S. decreased from $0.92 to $0.72 and the average market price per pound of HDPE in the U.S. decreased from $0.92 to $0.65.

The negative impact of changes in exchange rates decreased sales by $81.0 million, and a 1.8% decrease in container units sold decreased sales by approximately $44.4 million. The remaining $141.6 million decrease was driven primarily by lower resin costs as described above and, to a lesser extent, net price reductions both from operational cost savings shared with our customers and in response to competitive pressure, which were partially offset by a mix shift to higher priced products.

On an operating segment basis, sales for the nine months ended September 30, 2009, in North America decreased $220.6 million, or 12.8%, from the nine months ended September 30, 2008. The negative impact of changes in exchange rates decreased sales by $34.5 million, and lower unit volume decreased sales by approximately $50.4 million. The remaining $135.7 million decrease was largely driven by lower resin costs mentioned above, and to a lesser extent net price reductions offset by a mix shift to higher priced products.

North American sales in the food and beverage, household, personal care/specialty and automotive lubricants product categories contributed $132.0 million, $43.5 million, $8.7 million and $36.4 million, respectively, to the decrease. Container units sold in North America decreased in the food and beverage, personal care/specialty and automotive lubricants product categories by 2.7%, 4.4% and 13.1%, respectively, and increased in the household product category by 0.6%.

Sales for the nine months ended September 30, 2009, in Europe decreased $42.7 million, or 19.9%, from the nine months ended September 30, 2008. Exchange rates decreased sales by $33.6 million and the remaining decrease was primarily due to lower resin costs.

Sales for the nine months ended September 30, 2009, in South America decreased $3.7 million, or 5.2%, from the nine months ended September 30, 2008. The decrease in sales was primarily due to the negative impact of changes in exchange rates of $12.9 million, partially offset by an increase in unit volume of approximately $5.9 million, with the remainder due to price increases.

Gross Profit. Gross profit for the nine months ended September 30, 2009, increased $16.2 million, or 5.4%, from the nine months ended September 30, 2008. Gross profit for the nine months ended September 30, 2009, increased in North America by $21.3 million, decreased in Europe by $2.0 million and decreased in South America by $3.1 million, when compared to the nine months ended September 30, 2008.

The increase in gross profit was primarily due to ongoing productivity initiatives and a better mix of products sold. Lower depreciation and amortization expense contributed $12.5 million to the increase, but was offset by the unfavorable impact of exchange rates of $21.3 million, as well as the reduction in volume of approximately $8.9 million. The remaining increase in gross profit of $33.9 million resulted from ongoing productivity initiatives and an overall better mix of products sold, slightly offset by net price reductions referred to above. Although there was a net reduction in volume, a significant portion of the volume decrease was in lower margin containers and was partially offset by volume gains in higher margin containers.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the nine months ended September 30, 2009, decreased $11.4 million, or 11.3%, from the nine months ended September 30, 2008. The decrease was primarily due to a decrease in consulting and other professional fees of $4.1 million, a decrease in professional fees related to an aborted 2008 transaction of $3.6 million, a strengthening of the U.S. dollar against the euro and other currencies of $3.6 million and ongoing expense reduction efforts.

Asset Impairment Charges. We identified an indicator of possible impairment of certain assets in Argentina, Brazil, Mexico, Poland and the United States for the nine months ended September 30, 2009, and in Brazil, Canada, Mexico and the United States for the nine months ended September 30, 2008. As a result, we evaluated the recoverability of these assets and determined that the undiscounted future cash flows were below the carrying value of these long-lived assets. Additionally, management had no plans to redeploy the majority of these assets. Accordingly, we adjusted the carrying value of these long-lived assets to their estimated fair value in accordance with the guidance under ASC 360-10-35-15, “Subsequent Measurement—Impairment or Disposal of Long-Lived Assets,” resulting in impairment charges of $14.2 million and $11.8 million for the nine months ended September 30, 2009, and 2008, respectively.

Interest Expense. Interest expense for the nine months ended September 30, 2009, decreased $8.1 million from the nine months ended September 30, 2008. The decrease was primarily due to a decrease in interest rates (average 90-day LIBOR decreased from 3.0% for the nine months ended September 30, 2008 to 0.8% for the nine months ended September 30, 2009) and lower debt levels in 2009, partially offset by the extension, in May 2009, of $1,200.0 million of our term loan at a minimum LIBOR and increased LIBOR margin and an increase to interest expense resulting from the discontinuance of hedge accounting for our interest rate collar and swap agreements of $4.9 million. See “—Liquidity and Capital Resources” for a more detailed description of our term loan extension.

Other Income, Net. Other income, net predominantly included net foreign exchange gains for the nine months ended September 30, 2009 and 2008. Other income, net for the nine months ended September 30, 2009, increased $1.3 million from the nine months ended September 30, 2008.

Income Tax Provision. Income tax provision for the nine months ended September 30, 2009, increased $10.9 million from the nine months ended September 30, 2008. The increase primarily resulted from a benefit recognized during the third quarter of 2008 associated with Mexican asset tax credit carryforwards, increased profitability of our Spanish and Mexican subsidiaries, recognition of a deferred tax liability in the U.S. that can not be netted against existing deferred tax assets, and valuation allowance adjustments in our Mexican and Brazilian subsidiaries. The increase in income tax expense was partially offset by a reduction in unrecognized tax benefits of foreign subsidiaries.

Net Income. Primarily as a result of the factors discussed above, net income was $60.9 million for the nine months ended September 30, 2009, compared to net income of $37.1 million for the nine months ended September 30, 2008.

Net Income Attributable to Noncontrolling Interests. We allocate earnings and losses of Graham Packaging Holdings Company to the noncontrolling interests based on the noncontrolling interests’ relative unit ownership percentage. Net income attributable to the noncontrolling interests was $10.0 million for the nine months ended September 30, 2009. As a result of accumulated net losses attributable to the noncontrolling interests, net income attributable to the noncontrolling interests of $5.7 million for the nine months ended September 30, 2008, has been attributed to our stockholders.

2008 Compared to 2007

The following table sets forth the summary of the condensed consolidated statements of income and related percentage changes for the periods indicated:

	Year ended December 31,		% Increase/ (Decrease)
	2007	2008
	(Dollars in millions)
Net sales	$2,470.9	$2,559.0	3.6%
Cost of goods sold	2,129.4	2,183.3	2.5

Gross profit (1)	341.5	375.7	10.0
% of net sales (2)	13.8%	14.7%
Selling, general and administrative expenses (1)	136.2	127.6	(6.3)
% of net sales (2)	5.5%	5.0%
Asset impairment charges	157.7	96.1	(39.1)
Net loss on disposal of property, plant and equipment	19.5	6.8	(65.1)

Operating income	28.1	145.2	>100.0
% of net sales (2)	1.1%	5.7%

Interest expense	210.4	180.0	(14.4)
Interest income	(0.9)	(0.8)	(11.1)
Other expense, net	2.0	0.4	(80.0)
Income tax provision	20.3	13.0	(36.0)

Loss from continuing operations	(203.7)	(47.4)	(76.7)
Loss from discontinued operations	(3.7)	(10.5)	>100.0

Net loss	(207.4)	(57.9)	(72.1)
Net loss attributable to noncontrolling interests	—	—	—

Net loss attributable to our stockholders	$(207.4)	$(57.9)	(72.1)%

(1)	Amounts for gross profit and selling, general and administrative expenses may not be comparable to those of other companies, as the costs that we include in these line items may differ from the costs that other companies include. For a discussion of the types of costs included in each line item, see note 1, “Significant Accounting Policies,” to the consolidated financial statements for the year ended December 31, 2008, included elsewhere in this prospectus.
(2)	As resin prices can fluctuate significantly, we believe that our gross profit, as well as certain expense items, should not be analyzed solely on a percentage of net sales basis. Fluctuations in crude oil and natural gas prices can cause significant fluctuations in resin prices, as can refining capacity and the demand for other petroleum-based products.

Net Sales. Net sales for the year ended December 31, 2008, increased $88.1 million, or 3.6%, from the year ended December 31, 2007. The increase in sales was primarily due to an increase in resin costs, which are passed through to customers, offset by lower volumes sold.

The positive impact of changes in exchange rates increased sales by $23.5 million. Container units sold decreased by 4.3%, which decreased sales by approximately $130.6 million. The percentage of our sales from lightweighted products also increased. While we believe lightweighting offers us a competitive advantage, our unit cost is lower because of a lower resin content. The remaining sales increase of $195.2 million was largely due to resin cost increases, slightly offset by net price reductions both from operational cost savings shared with our customers and in response to competitive pressure.

On an operating segment basis, sales for the year ended December 31, 2008, in North America increased $54.9 million, or 2.6%, from the year ended December 31, 2007, primarily due to an increase in resin costs, offset by lower unit volume and net price reductions. North American sales in the food and beverage and automotive lubricants product categories contributed $53.5 million and $34.0 million, respectively, to the increase, while North American sales in the household and personal care/specialty product categories decreased $16.6 million and $16.0 million, respectively. Container units sold in North America decreased in the food and beverage, household, personal care/specialty and automotive lubricants product categories by 3.2%, 3.1%, 13.7% and 7.6%, respectively.

Sales for the year ended December 31, 2008, in Europe increased $18.9 million, or 7.4%, from the year ended December 31, 2007. The increase in sales was primarily due to the positive impact of changes in exchange rates of $19.7 million.

Sales for the year ended December 31, 2008, in South America increased $14.3 million, or 18.9%, from the year ended December 31, 2007. The increase in sales was primarily due to increased unit volume of approximately $3.6 million and the positive impact of changes in exchange rates of $4.8 million.

Gross Profit. Gross profit for the year ended December 31, 2008, increased $34.2 million, or 10.0%, from the year ended December 31, 2007. Gross profit for the year ended December 31, 2008, increased in North America and Europe by $28.1 million and $7.0 million, respectively, while South America decreased by $0.9 million, when compared to the year ended December 31, 2007. The overall increase in gross profit was driven by several factors, including ongoing productivity initiatives, a mix shift to higher margin containers, lower depreciation and amortization expense of $25.6 million, and a weakening of the U.S. dollar against the euro and other currencies of $6.9 million, partially offset by net price reductions referred to above.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2008, decreased $8.6 million, or 6.3%, from the year ended December 31, 2007. The decrease was primarily due to decreases in consulting expenses of $9.4 million and employee severance of $2.4 million and ongoing expense reduction efforts, partially offset by a $4.1 million increase in professional fees related to an aborted 2008 transaction.

Asset Impairment Charges. Asset impairment charges were $96.1 million for the year ended December 31, 2008, as compared to $157.7 million for the year ended December 31, 2007. We operate in a competitive industry with rapid technological innovation. In order to remain competitive, we develop and invest in new equipment which enhances productivity, often making older equipment obsolete. In addition, changing market conditions can also impact our ability to recover the carrying value of our long-lived assets. During 2008, we noted several factors indicating that there may be impairment in some of our asset groups. These included:

•	the deteriorating economic conditions in general;

•	the expected decrease in volume of a major food and beverage customer;

•	a continuing reduction in the automotive quart/liter container business as our customers convert to multi-quart/liter containers;

•

the introduction by us, and our competitors, of newer production technology in the food and beverage sector which is improving productivity, causing certain of our older machinery and equipment to become obsolete; and

•	the loss of business of a large automotive lubricants customer.

We conducted impairment tests in accordance with ASC 360-10-35-15, “Subsequent Measurement—Impairment or Disposal of Long-Lived Assets,” and recorded impairment charges of $93.2 million for property, plant and equipment for the year ended December 31, 2008, compared to $135.5 million for the year ended December 31, 2007. The impairment of property, plant and equipment in 2007 was primarily due to the following:

•	a steady conversion to concentrate containers in the liquid laundry detergent market which has decreased sales;

•	an ongoing reduction in the automotive quart/liter container business as our customers convert to multi-quart/liter containers;

•

introduction by us, and our competitors, of newer production technology in the food and beverage sector which has improved productivity, causing certain of our older machinery and equipment to become obsolete; and

•	the loss of the European portion of a customer’s business.

Of the 2008 impairment charges related to property, plant and equipment, $85.4 million, $3.5 million and $4.3 million were recorded in North America, Europe and South America, respectively.

We also evaluated the recoverability of our intangible assets, and consequently recorded impairment charges related to intangible assets other than goodwill in the United States of $1.5 million for the year ended December 31, 2008, as compared to $21.1 million for the year ended December 31, 2007. During 2008, we recorded impairment charges to our patented technologies and customer relationships of $1.0 million and $0.5 million, respectively, all in our North American operating segment. These intangible assets were recorded in conjunction with the acquisitions of O-I Plastic in 2004 and certain operations from Tetra-Pak Inc. in 2005. The patented technologies were impaired primarily as a result of not realizing the growth in revenues for this technology that was anticipated at the time of the acquisition of O-I Plastic. The customer relationships were impaired primarily as a result of reduced revenues for the plant acquired from Tetra-Pak Inc. During 2007, we recorded impairment charges to our licensing agreements, customer relationships and patented technologies of $19.1 million, $1.7 million and $0.3 million, respectively.

We conducted our annual test for goodwill impairment as of December 31, 2008, and recorded impairment charges of $1.4 million, as compared to $1.1 million for the year ended December 31, 2007. The 2008 impairment charges were in connection with our plants in Brazil and Argentina, while the 2007 impairment charges were in connection with our plant in Venezuela. The plants in Brazil and Argentina have not performed at the levels expected and our projected discounted cash flows for these reporting units resulted in fair values that were not sufficient to support the goodwill recorded at the time of the respective acquisitions of these plants. The

Venezuela plant had suffered several years of losses and our projected discounted cash flows for this reporting unit had resulted in a fair value that was not sufficient to support the goodwill recorded at the time of the O-I Plastic acquisition.

Interest Expense. Interest expense for the year ended December 31, 2008, decreased $30.4 million from the year ended December 31, 2007. The decrease was primarily related to the write-off in 2007 of $4.5 million of deferred financing fees in connection with the March 30, 2007, amendment to our senior secured credit agreement and a decrease in interest rates (average 90-day LIBOR decreased from 5.3% for the year ended December 31, 2007, to 2.9% for the year ended December 31, 2008).

Other Expense, Net. Other expense, net predominantly included net foreign exchange losses for the years ended December 31, 2008 and 2007. Other expense, net for the year ended December 31, 2008, decreased $1.6 million from the year ended December 31, 2007.

Income Tax Provision. Income tax provision for the year ended December 31, 2008, decreased $7.3 million from the year ended December 31, 2007. The decrease primarily resulted from a reduction in unrecognized tax benefits of foreign subsidiaries and an increase in a deferred tax benefit associated with Mexican asset tax credit carryforwards. These decreases were partially offset by increased profitability in our Canadian and Mexican subsidiaries.

Net Loss. Primarily as a result of factors discussed above, net loss was $57.9 million for the year ended December 31, 2008, compared to net loss of $207.4 million for the year ended December 31, 2007.

Net Loss Attributable to Noncontrolling Interests. We allocate earnings and losses of Graham Packaging Holdings Company to the noncontrolling interests based on the noncontrolling interests’ relative unit ownership percentage. Accumulated net losses attributable to the noncontrolling interests exceeded their carrying values in both 2008 and 2007. Accordingly, net losses attributable to the noncontrolling interests of $8.6 million and $30.9 million in 2008 and 2007, respectively, have been attributed to our stockholders.

2007 Compared to 2006

The following table sets forth the summary of the condensed consolidated statements of income and related percentage changes for the periods indicated:

	Year ended December 31,		% Increase/ (Decrease)
	2006	2007
	(Dollars in millions)
Net sales	$2,500.4	$2,470.9	(1.2)%
Cost of goods sold	2,212.3	2,129.4	(3.7)

Gross profit (1)	288.1	341.5	18.5
% of net sales (2)	11.5%	13.8%
Selling, general and administrative expenses (1)	131.3	136.2	3.7
% of net sales (2)	5.3%	5.5%
Asset impairment charges	25.9	157.7	>100.0
Net loss on disposal of property, plant and equipment	14.3	19.5	36.4

Operating income	116.6	28.1	(75.9)
% of net sales (2)	4.7%	1.1%
Interest expense	207.4	210.4	1.4
Interest income	(0.6)	(0.9)	50.0
Other expense, net	2.2	2.0	(9.1)
Income tax provision	27.5	20.3	(26.2)

Loss from continuing operations	(119.9)	(203.7)	(69.9)
Loss from discontinued operations	(1.1)	(3.7)	>100.0

Net loss	(121.0)	(207.4)	(71.4)
Net loss attributable to noncontrolling interests	—	—	—

Net loss attributable to our stockholders	$(121.0)	$(207.4)	(71.4)%

(1)	Amounts for gross profit and selling, general and administrative expenses may not be comparable to those of other companies, as the costs that we include in these line items may differ from the costs that other companies include. For a discussion of the types of costs included in each line item, see note 1, “Significant Accounting Policies,” to the consolidated financial statements for the year ended December 31, 2008, included elsewhere in this prospectus.
(2)	As resin prices can fluctuate significantly, we believe that our gross profit, as well as certain expense items, should not be analyzed solely on a percentage of net sales basis. Fluctuations in crude oil and natural gas prices can cause significant fluctuations in resin prices, as can refining capacity and the demand for other petroleum-based products.

Net Sales. Net sales for the year ended December 31, 2007, decreased $29.5 million, or 1.2%, from the year ended December 31, 2006. The decrease in sales was primarily due to higher sales of lower priced products, which decreased sales by approximately $40.8 million, offset by the positive impact of changes in exchange rates of $29.7 million. The remaining sales decrease of $18.4 million was due primarily to net price reductions in response to competitive pressure, offset by a slight increase in resin costs, which are passed through to customers. Container units sold increased 0.4%.

On an operating segment basis, sales for the year ended December 31, 2007, in North America decreased $80.4 million, or 3.6%, from the year ended December 31, 2006, primarily due to higher sales of lower priced products, net price reductions and lower container units sold of 2.8%, offset by an increase in resin costs. North American sales in the food and beverage, household, personal care/specialty and automotive lubricants product categories contributed $14.7 million, $15.7 million, $41.0 million and $9.0 million, respectively, to the decrease. Container units sold in North America increased in the household product category by 0.5% and decreased in the food and beverage, personal care/specialty and automotive lubricants product categories by 0.6%, 14.8% and 6.8%, respectively.

Sales for the year ended December 31, 2007, in Europe increased $40.0 million, or 18.6%, from the year ended December 31, 2006. The positive impact of exchange rates increased sales by $22.9 million, and the remaining sales increase was primarily due to higher container units sold of 7.2% compared to the same period last year.

Sales for the year ended December 31, 2007, in South America increased $10.9 million, or 16.9%, from the year ended December 31, 2006. The positive impact of exchange rates increased sales by $5.9 million, and the remaining sales increase was due to increased unit volumes.

Gross Profit. Gross profit for the year ended December 31, 2007, increased $53.4 million, or 18.5%, from the year ended December 31, 2006. Gross profit for the year ended December 31, 2007, increased in North America, Europe and South America by $39.6 million, $12.7 million and $1.1 million, respectively, when compared to the year ended December 31, 2006. The overall increase in gross profit was driven by several factors including ongoing productivity initiatives, the absence in 2007 of $13.6 million of expenses incurred in 2006 related to the hurricanes in the United States in the second half of 2005, lower project startup costs of $9.4 million (primarily costs associated with startups of manufacturing lines to produce new products), lower integration expenses of $5.2 million for the O-I Plastic acquisition and a weakening of the U.S. dollar against the euro and other currencies of $5.5 million. The remaining increase in gross profit of $19.7 million was primarily due to volume increases in Europe and ongoing productivity initiatives, which were partially offset by net price reductions referred to above.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2007, increased $4.9 million, or 3.7%, from the year ended December 31, 2006. The increase was primarily due to increases in consulting expenses associated with restructuring of the business of $8.9 million and employee bonus expenses of $10.3 million, partially offset by decreases in costs associated with aborted acquisitions of $4.7 million, costs related to employee severance of $4.8 million and development costs of $4.9 million.

Asset Impairment Charges. Asset impairment charges were $157.7 million for the year ended December 31, 2007, as compared to $25.9 million for the year ended December 31, 2006. We operate in a competitive industry with rapid technological innovation. In order to remain competitive, we develop and invest in new equipment which enhances productivity, often making older equipment obsolete. In addition, changing market conditions can also impact our ability to recover the carrying value of our long-lived assets. During 2007, we noted several factors indicating that there may be impairment in some of our asset groups. These included:

•	a steady conversion to concentrate containers in the liquid laundry detergent market which has decreased sales;

•	an ongoing reduction in the automotive quart/liter container business as our customers convert to multi-quart/liter containers;

•

introduction by us, and our competitors, of newer production technology in the food and beverage sector which has improved productivity, causing certain of our older machinery and equipment to become obsolete; and

•	the loss of the European portion of a customer’s business.

We conducted impairment tests in accordance with ASC 360-10-35-15, “Subsequent Measurement—Impairment or Disposal of Long-Lived Assets,” and recorded impairment charges of $135.5 million for property, plant and equipment for the year ended December 31, 2007, compared to $14.2 million for the year ended December 31, 2006. The impairment of property, plant and equipment in 2006 was primarily a result of a significant decrease in revenue in several European plants, the discontinuation of preform manufacturing in Europe and the loss of a major customer in South America. Of the 2007 impairment charges related to property, plant and equipment, $116.8 million, $18.1 million and $0.6 million were recorded in North America, Europe and South America, respectively.

We also evaluated the recoverability of our intangible assets, and consequently recorded impairment charges related to intangible assets other than goodwill in the United States of $21.1 million for the year ended December 31, 2007. We recorded impairment charges to our licensing agreements, customer relationships and patented technologies of $19.1 million, $1.7 million and $0.3 million, respectively, all in our North American operating segment. These intangible assets were recorded in conjunction with the acquisition of O-I Plastic in 2004. The licensing agreements were impaired due to lower projected royalty revenues associated with licensing agreements acquired in the acquisition of O-I Plastic as compared to royalty revenues projected at the time of the acquisition. The customer relationships were impaired primarily as a result of reduced revenues with a major customer resulting from that customer’s policy regarding allocation of its business among several vendors. The patented technologies were impaired primarily as a result of the conversion of a significant portion of our continuous extrusion manufacturing to Graham Wheel technology.

We conducted our annual test for goodwill impairment as of December 31, 2007, and recorded impairment charges of $1.1 million, as compared to $11.7 million for the year ended December 31, 2006. The 2007 impairment charges were all in connection with our Venezuelan plant while the 2006 impairment charges were in connection with our operations in Ecuador, Finland, the United Kingdom and Venezuela. In 2006, we were notified that we would lose the business of a major customer of the Ecuador plant. We closed our Ecuador plant in 2007. The Finland and the United Kingdom plants had not performed at the levels expected and our projected discounted cash flows for these reporting units had resulted in fair values that were not sufficient to support the goodwill recorded at the time of the O-I Plastic acquisition. The Venezuela plant had suffered several years of losses and our projected discounted cash flows for this reporting unit had resulted in a fair value that was not sufficient to support the goodwill recorded at the time of the O-I Plastic acquisition.

Interest Expense. Interest expense for the year ended December 31, 2007, increased $3.0 million from the year ended December 31, 2006. The increase was primarily related to the write-off in 2007 of $4.5 million of deferred financing fees in connection with the March 30, 2007, amendment to our senior secured credit agreement (as compared to the write-off in 2006 of $2.1 million of deferred financing fees in connection with a 2006 amendment to our senior secured credit agreement) and an increase in interest rates (average 90-day LIBOR increased from 5.19% for the year ended December 31, 2006 to 5.30% for the year ended December 31, 2007), partially offset by lower debt levels in the year ended December 31, 2007.

Other Expense, Net. Other expense, net predominantly included net foreign exchange losses for the years ended December 31, 2007 and 2006. Other expense, net for the year ended December 31, 2007, decreased $0.2 million from the year ended December 31, 2006.

Income Tax Provision. Income tax provision for the year ended December 31, 2007, decreased $7.2 million from the year ended December 31, 2006. Improved profitability in jurisdictions where we have income tax liabilities, principally Europe and Mexico, increases in unrecognized tax benefits in the U.S., and valuation allowances placed on domestic and international deferred tax assets were more than offset by decreases in tax expense in the United States. These decreases in the U.S. were attributable to several factors. Both a restructuring of the ownership of our Poland operations and a new protocol to the U.S./Belgium Income Tax Treaty resulted in lower tax on repatriation of unremitted earnings to the U.S. In addition, income tax expense decreased due to reductions in deemed investments in U.S. property of our foreign subsidiaries.

Net Loss. Primarily as a result of factors discussed above, net loss was $207.4 million for the year ended December 31, 2007, compared to net loss of $121.0 million for the year ended December 31, 2006.

Net Loss Attributable to Noncontrolling Interests. We allocate earnings and losses of Graham Packaging Holdings Company to the noncontrolling interests based on the noncontrolling interests’ relative unit ownership percentage. Accumulated net losses attributable to the noncontrolling interests exceeded their carrying values in both 2007 and 2006. Accordingly, net losses attributable to the noncontrolling interests of $30.9 million and $18.1 million in 2007 and 2006, respectively, have been attributed to our stockholders.

Effect of Changes in Exchange Rates

We generally conduct business in our foreign operations in local currencies. Accordingly, in general, our results of operations are affected by changes in foreign exchange rates. Income and expense accounts and cash flow items are translated at average monthly exchange rates during the period. As a result, a decline in the value of the U.S. dollar relative to the local currencies of profitable foreign subsidiaries can have a favorable effect on our profitability, and an increase in the value of the U.S. dollar relative to the local currencies of profitable foreign subsidiaries can have a negative effect on our profitability. Market conditions for the first half of 2009 have resulted in a rise of the U.S. dollar relative to these other local currencies. Market conditions have begun to stabilize in the third quarter of 2009 resulting in a decline in the U.S. dollar relative to these other local currencies.

We manage foreign currency exposures (primarily to the euro, Canadian dollar, Polish zloty, Brazilian real, pound sterling and certain non-U.S. subsidiaries’ purchases of raw materials and sales in U.S. dollars) at the operating unit level. Exposures that cannot be naturally offset within an operating unit are hedged with derivative financial instruments where possible and cost effective in our judgment. Foreign currency exchange contracts which hedge defined exposures generally mature within twelve months. We do not generally hedge our exposure to translation gains or losses on our non-U.S. net assets. There were foreign currency exchange contracts of $10.2 million and $1.5 million outstanding as of December 31, 2008, and September 30, 2009, respectively. Included in other (income) expense, net were foreign exchange losses of $1.9 million, $1.9 million and $0.2 million for the years ended December 31, 2006, 2007 and 2008, respectively, and foreign exchange gains of $2.3 million for the nine months ended September 30, 2009.

Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Net exchange gains or losses resulting from the translation of foreign financial statements are recorded as a separate component of partners’ capital (deficit) under the caption “accumulated other comprehensive income.” Exchange rate fluctuations decreased comprehensive loss by $23.2 million and $36.3 million and increased comprehensive loss by $65.9 million for the years ended December 31, 2006, 2007 and 2008, respectively, and increased comprehensive income by $15.2 million for the nine months ended September 30, 2009.

Liquidity and Capital Resources

In 2006, 2007 and 2008 and in the first nine months of 2009, we generated $263.0 million, $174.2 million, $211.2 million and $308.2 million of cash flow from operations, respectively. In addition, for 2006, 2007 and 2008, and the nine months ended September 30, 2008 and 2009, we had cash and cash equivalents of $13.3 million, $18.3 million, $43.9 million, $110.9 million and $196.8 million, respectively. These funds were primarily used to fund $170.9 million, $149.1 million, $144.4 million and $103.6 million of net cash paid for property, plant and equipment for the years ended December 31, 2006, 2007 and 2008 and for the first nine months of 2009, respectively, $1.4 million of acquisitions for each of the year ended December 31, 2006 and the nine months ended September 30, 2009, and $1.0 million, $4.5 million and $15.0 million of debt issuance fee payments for the years ended December 31, 2006 and 2007 and for the nine months ended September 30, 2009, respectively.

Our senior secured credit agreement consists of senior secured term loans of $1,784.5 million ($1,805.6 million aggregate outstanding principal amount less $21.1 million unamortized discount) as of September 30, 2009, and a $248.0 million senior secured revolving credit facility. Availability under the secured revolving credit facility as of September 30, 2009, was $237.3 million (as reduced by $10.7 million of outstanding letters of credit). Upon consummation of this offering, commitments under our senior secured revolving credit facilities will automatically increase by $12.0 million. The obligations of the Operating Company and GPC Capital Corp. I under the senior secured credit agreement are guaranteed by Graham Packaging Holdings Company and certain domestic subsidiaries of the Operating Company. The term loans are payable in quarterly installments and require payments of $4.6 million in the fourth quarter of 2009, $18.3 million in 2010, $615.7 million in 2011, $12.0 million in 2012, $12.0 million in 2013 and $1,143.0 million in 2014 (disregarding any further mandatory or voluntary prepayments that may reduce such scheduled amortization payments).

On May 28, 2009, certain of the lenders under our term loans agreed to extend the final maturity of $1,200 million of the term loans, conditioned on the refinancing in full of our senior notes due 2012. As a result of such refinancing in November 2009, $611.6 million of the term loans will mature on October 7, 2011, and the remaining $1,194.0 million will mature on April 5, 2014.

On May 28, 2009, certain of our secured revolving credit facility lenders agreed to extend their commitments, with respect to $112.8 million of the total commitment, conditioned on the refinancing in full of our senior notes due 2012. As a result of such refinancing in November 2009, $135.2 million of commitments under the secured revolving credit facility will expire on October 7, 2010, and the remainder of the commitments will expire on October 1, 2013.

As of September 30, 2009, we were in compliance with all covenants in the senior secured credit agreement.

As of September 30, 2009, we had outstanding $250.0 million in senior notes and $375.0 million in senior subordinated notes co-issued by the Operating Company and GPC Capital Corp. I and unconditionally guaranteed, jointly and severally, by Graham Packaging Holdings Company and certain domestic subsidiaries of the Operating Company. The senior notes were to mature on October 7, 2012, and the senior subordinated notes mature on October 7, 2014. Interest on the senior notes was payable semi-annually at 8.50% per annum and interest on the senior subordinated notes is payable semi-annually at 9.875% per annum. On November 24, 2009, the Operating Company and GPC Capital Corp. I co-issued $253.4 million aggregate principal amount of 8.25% senior unsecured notes due 2017. The net proceeds from the offering, along with cash on hand, were used to fully discharge our obligations and interest payments under the 8.5% senior notes due 2012. The 8.25% senior unsecured notes due 2017 are unconditionally guaranteed, jointly and severally, by Graham Packaging Holdings Company and certain domestic subsidiaries of the Operating Company and interest is payable semi-annually.

At September 30, 2009, our total indebtedness was $2,442.5 million.

Unused lines of credit, including the secured revolving credit facility, at December 31, 2007 and 2008 and at September 30, 2009, were $249.7 million, $246.1 million and $244.4 million, respectively. Substantially all unused lines of credit have no major restrictions and are provided under notes between us and the respective lending institutions.

We expect to fund scheduled debt repayments in the fourth quarter of 2009 and in 2010 from cash flow from operations. While we do not expect to draw on our secured revolving credit facility in the fourth quarter of 2009 and in 2010, we continually review the condition of banks and institutions providing commitments and believe they would be able to meet their commitments should we have the need to draw on this facility. We believe our ability to generate cash flow from operations will be adequate to meet anticipated cash requirements to fund working capital, capital spending and other cash needs for the next twelve months.

The senior secured credit agreement and the indentures governing the notes contain a number of significant covenants. We believe that these covenants are material terms of these agreements and that information about the covenants is material to an investor’s understanding of our financial condition and liquidity. Covenant compliance EBITDA (as defined below) is used to determine our compliance with certain of these covenants. Any breach of covenants in the senior secured credit agreement (including those that are tied to financial ratios based on covenant compliance EBITDA) could result in a default under the senior secured credit agreement and the lenders could elect to declare all amounts borrowed to be immediately due and payable. Any such acceleration would also result in a default under the indentures. Additionally, these covenants restrict our and our subsidiaries’ ability to dispose of assets, repay other indebtedness, incur additional indebtedness, pay dividends, prepay subordinated indebtedness, incur liens, make capital expenditures, investments or acquisitions, engage in mergers or consolidations, engage in transactions with affiliates and otherwise restrict our activities. Under the senior secured credit agreement, we are required to satisfy specified financial ratios and tests. The senior secured credit agreement also requires that up to 50% of excess cash flow (as defined in the senior secured credit agreement) is applied on an annual basis to pay down the senior secured term loans. As of September 30, 2009, we were in compliance with the financial ratios and tests specified in the senior secured credit agreement and we currently anticipate being able to comply with such financial ratios and tests for the next fiscal year, however, we cannot give any assurance this will occur.

We define covenant compliance EBITDA as EBITDA further adjusted to exclude non-recurring items, non-cash items and other adjustments required in calculating covenant compliance under the senior secured credit agreement and the indentures, as shown in the table below. Adjusted EBITDA is defined as covenant compliance EBITDA, less project startup costs. Further, adjusted EBITDA is one of several measures we use to determine management incentive compensation. Covenant compliance EBITDA and adjusted EBITDA are not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. We believe that the inclusion of covenant compliance EBITDA and adjusted EBITDA amounts in this prospectus are appropriate to provide additional information to investors about the calculation of certain financial covenants in the senior secured credit agreement and the indentures, as well as information as to how management is compensated. Because not all companies use identical calculations, these presentations of covenant compliance EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. A reconciliation of loss from continuing operations to covenant compliance EBITDA and adjusted EBITDA is as follows:

Reconciliation of loss from continuing operations to EBITDA

	Four Quarters Ended
	December 31, 2008	September 30, 2009
	(In millions)
Loss from continuing operations	$(47.4)	$(21.4)
Interest income	(0.8)	(1.1)
Interest expense	180.0	172.0
Income tax provision	13.0	23.9
Depreciation and amortization	175.5	162.2

EBITDA	$320.3	$335.6

Reconciliation of EBITDA to covenant compliance EBITDA

	Four Quarters Ended
	December 31, 2008	September 30, 2009
	(In millions)
EBITDA	$320.3	$335.6
Asset impairment charges	96.1	98.4
Other non-cash charges (a)	9.3	6.6
Fees related to monitoring agreements (b)	5.0	5.0
Gain on debt extinguishment	—	(0.8)
Reorganization and other costs (c)	22.0	14.0
Other administrative expenses (d)	0.1	0.1

Adjusted EBITDA (e)	452.8	458.9
Project startup costs (f)	10.0	12.1

Covenant compliance EBITDA	$462.8	$471.0

(a)	Represents the net loss on disposal of fixed assets and stock-based compensation expense.

(b)	Represents annual fees paid to Blackstone Management Partners III L.L.C. and a limited partner of Graham Packaging Holdings Company pursuant to the Holdings Partnership Agreement and the Monitoring Agreement.
(c)	Represents non-recurring costs related to employee severance, professional fees associated with an aborted 2008 transaction, plant closures, consulting expenses associated with restructuring of the business, hurricanes Gustav and Ike and other costs defined in the senior secured credit agreement.
(d)	Represents administrative expenses incurred by us and paid by Blackstone on our behalf.
(e)	We use adjusted EBITDA as one factor in the setting of incentive compensation.
(f)	Represents costs associated with startups of manufacturing lines to produce new products.

Under applicable debt agreements, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on covenant compliance EBITDA. The senior secured credit agreement requires that we maintain a senior secured debt to covenant compliance EBITDA ratio at a maximum of 5.50x for the most recent four-quarter period. For the four quarters ended September 30, 2009, the Operating Company’s covenant compliance EBITDA was $471.0 million and the senior secured debt to covenant compliance EBITDA ratio was 3.5x. Given the level of senior secured debt as of September 30, 2009, the Operating Company’s covenant compliance EBITDA could have fallen by $172.5 million to $298.5 million for the four quarters ended September 30, 2009, and we still would have been in compliance with the covenants in the senior secured credit agreement. The ability of the Operating Company to incur additional debt and make certain restricted payments under its notes is tied to a minimum covenant compliance EBITDA to fixed charges (primarily cash interest expense) ratio of 2.0x, except that the Operating Company may incur certain debt and make certain restricted payments without regard to the ratio, including up to $2.2 billion under the senior secured credit agreement and investments equal to 7.5% of the Operating Company’s total assets. The covenant compliance EBITDA to fixed charges ratio was 2.9x for the four quarters ended September 30, 2009.

Substantially all of the tangible and intangible assets of our domestic subsidiaries that are guarantors under the senior secured credit agreement are pledged as collateral pursuant to the terms of the senior secured credit agreement.

Under the senior secured credit agreement, the Operating Company is subject to restrictions on the payment of dividends or other distributions to Graham Packaging Holdings Company; provided that, subject to certain limitations, the Operating Company may pay dividends or other distributions to Graham Packaging Holdings Company:

•	with respect to overhead, tax liabilities, legal, accounting and other professional fees and expenses; and

•

to fund purchases and redemptions of equity interests of Graham Packaging Holdings Company or Investor LP held by then present or former officers or employees of Graham Packaging Holdings Company, the Operating Company or their Subsidiaries (as defined therein) or by any employee stock ownership plan upon that person’s death, disability, retirement or termination of employment or other circumstances with annual dollar limitations.

We and our subsidiaries, affiliates or significant stockholders (including Blackstone) may, from time to time, subject to limitations in our debt agreements and in our or their sole discretion, purchase, repay, redeem or retire any of our outstanding debt or equity securities (including any publicly issued debt or equity securities), in privately negotiated or open market transactions, by tender offer or otherwise.

Cash paid for property, plant and equipment, excluding acquisitions, for the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2009, was $190.5 million, $153.4 million, $148.6 million and $104.5 million, respectively. We believe that capital expenditures to maintain and upgrade property, plant and equipment are important to remain competitive. We estimate that on average the maintenance capital expenditures are approximately $30 million to $40 million per year. Additional capital expenditures beyond this amount will be required to expand capacity or improve our cost structure.

For the year ended December 31, 2009, we expect to incur capital expenditures ranging from $140 million to $160 million, and for the year ending December 31, 2010, we expect to incur capital expenditures ranging from $140 million to $160 million. However, total capital expenditures will depend on the size and timing of growth related opportunities. Our principal source of cash to fund ongoing operations and capital requirements has been and is expected to continue to be cash flow from operations. We believe that cash flow from operations will be sufficient to fund our ongoing operations and foreseeable capital requirements.

We have entered into agreements with an unrelated third-party for the financing of specific accounts receivable of certain foreign subsidiaries. For a further description of these agreements see “—Off-Balance Sheet Arrangements.”

Year 2010 Outlook

For 2010, we believe we will have opportunities for further product packaging conversions to plastic. These opportunities could be balanced or offset by continued economic uncertainty, which may affect sales of certain products. In response to fluctuating conditions, we plan to aggressively control expenses, increase productivity and maintain discipline on working capital and capital expenditures.

The global economic climate has also resulted in increased foreign exchange rate volatility. We derive a significant percentage of our revenues from our non-U.S subsidiaries operating in their local currencies and those results are affected by changes in the values of non-U.S. currencies to the U.S. dollar. If the dollar remains at its current level relative to the local currencies of the countries in which we operate, or further strengthens, our sales and net income will be affected and the impact could be material. We employ a number of strategies to manage these risks, including the use of derivative financial instruments. However, there can be no assurance that our efforts to manage our currency risks will be successful.

Income Tax Receivable Agreements

In connection with the offering, we will enter into income tax receivable agreements that will provide for the payment by us to our existing stockholders and the Graham Family entities (or certain permitted transferees thereof) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment by us or a change of control as discussed below) as a result of increases in tax basis, utilization of net operating losses and of certain other tax benefits related to our entering into the income tax receivable agreements, including tax benefits attributable to payments under the income tax receivable agreements. See “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreements.”

Contractual Obligations and Commitments

The following table sets forth our significant contractual obligations and commitments as of December 31, 2008, without giving consideration to the effects of our debt refinancing under the Fourth Amendment to the Credit Agreement (as discussed below):

	Payments Due by Period
Contractual Obligations	Total	2009	2010 and 2011	2012 and 2013	2014 and beyond
	(In thousands)
Long-term debt obligations	$2,477,811	$50,970	$1,801,757	$250,084	$375,000
Capital lease obligations	21,427	5,929	15,338	160	—
Interest payments (a)	581,296	162,299	299,762	90,536	28,699
Operating lease obligations	179,565	32,922	51,493	36,250	58,900
Capital expenditures	50,155	50,155	—	—	—
Fees related to monitoring agreements (b)	25,000	5,000	10,000	10,000	—

Total	$3,335,254	$307,275	$2,178,350	$387,030	$462,599

(a)	Interest payments are calculated based upon our 2008 year-end actual interest rates.
(b)	Represents annual fees paid to Blackstone Management Partners III L.L.C. and a limited partner of Graham Packaging Holdings Company under monitoring agreements. Such agreements have no contractual term and for purposes of this table is assumed to be outstanding for a period of five years. For further information, see note 19 of the notes to condensed consolidated financial statements (unaudited) for the nine months ended September 30, 2009, included elsewhere in this prospectus.

The following table sets forth, as of September 30, 2009, our most significant contractual obligations and commitments which have experienced significant changes since December 31, 2008. These changes are directly related to the debt refinancing under the Fourth Amendment to the Credit Agreement which extended debt maturities.

	Payments Due by Period
Contractual Obligations	Total	2009	2010 and 2011	2012 and 2013	2014 and beyond
	(In thousands)
Long-term debt excluding capital leases (a)	$2,445,024	$14,448	$638,492	$274,084	$1,518,000
Interest payments (b)	665,325	44,727	325,373	246,471	48,754

(a)	Reflects our term loan C as maturing in 2014. See further description in “—Liquidity and Capital Resources.”
(b)	Interest payments are calculated based upon our 2009 amended senior secured credit agreement and based upon our September 30, 2009 actual interest rates.

The following table sets forth, as of September 30, 2009, our most significant contractual obligations and commitments which have experienced significant changes since December 31, 2008, on a pro forma basis to give effect to this offering and as further adjusted to reflect the offering of 8.25% senior notes due 2017, completed on November 24, 2009.

	Payments Due by Period
Contractual Obligations	Total	2009	2010 and 2011	2012 and 2013	2014 and beyond
	(In thousands)
Long-term debt excluding capital leases (a)	$2,255,402	$13,961	$602,669	$20,861	$1,617,911
Interest payments (b)	703,272	41,781	301,845	250,874	108,772
Fees related to monitoring agreements (c)	5,000	250	2,000	2,000	750

(a)	Reflects our term loan C as maturing in 2014. See further description in “—Liquidity and Capital Resources.”

(b)	Interest payments are calculated based upon our 2009 amended senior secured credit agreement and based upon our September 30, 2009, actual interest rates.

(c)	Represents annual fees paid to an affiliate of the Graham Family under the Holdings Partnership Agreement. Such agreement has no contractual term and for purposes of this table is assumed to be outstanding for a period of five years. For further information, see note 19, “Transactions with Related Parties” to the condensed consolidated financial statements (unaudited) for the nine months ended September 30, 2009, included elsewhere in this prospectus. These amounts have been adjusted to reflect the one-time payment of $35.0 million from the proceeds of this offering to Blackstone and the Graham Family in connection with the termination of the Monitoring Agreement.

Upon the closing of this offering, we will enter into income tax receivable agreements which will obligate us to make payments to our existing stockholders and the Graham Family entities of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination by us or a change of control) as a result of (i) the utilization of our net operating losses attributable to periods prior to this offering, (ii) any increase to the tax basis of the assets of Graham Packaging Holdings Company relating to our 1998 acquisition of 85% of Graham Packaging Holdings Company and future exchanges of limited partnership units by the Graham Family pursuant to the exchange agreement, and (iii) other tax benefits related to our entering into the income tax receivable agreements, including tax benefits attributable to payments under the income tax receivable agreements. See “Organizational Structure—Reorganization” and “Certain Relationships and Related Party Transactions—Income Tax Receivable Agreements.”

In accordance with the terms of our agreement to sell the Meaux, France facility, we paid 2.3 million euros (approximately $3.5 million) on November 12, 2009.

In addition to the amounts included above, in 2009 we expect to make cash contributions to our pension plans of approximately $4.0 million ($2.6 million of which has already been paid as of September 30, 2009). Cash contributions in subsequent years will depend on a number of factors including the performance of plan assets.

Due to recent market volatility, our defined benefit plans have experienced significant market declines in plan assets. As a result, our projected 2009 actuarially determined adjusted funding target attainment percentages (“AFTAP”) have declined proportionately. In order to avoid benefit restrictions and other notification requirements for not maintaining an AFTAP level of 80%, we made a contribution of $12.7 million to the plan on April 1, 2009. Our AFTAP levels for 2008 were between 80% and 90%. For further information on our pension plans, see note 14, “Pension Plans,” of the notes to consolidated financial statements and note 18, “Pension Plans,” of the notes to the unaudited condensed consolidated financial statements included in this prospectus.

Uncertain tax contingencies are positions taken or expected to be taken on an income tax return that may result in additional payments to tax authorities. However, due to the uncertainty of the timing of future cash flows associated with our unrecognized tax benefits, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, unrecognized tax benefits of $58.2 million as of December 31, 2008, have been excluded from the contractual obligations table above. For further information related to unrecognized tax benefits, see note 19, “Income Taxes,” of the notes to consolidated financial statements included elsewhere in this prospectus.

Other contractual obligations include certain derivatives with a net liability of $22.8 million and $21.5 million as of December 31, 2008, and September 30, 2009, respectively. We would have been required to pay these amounts to the counterparties to settle these derivatives at December 31, 2008, and September 30, 2009, respectively. As required under ASC 815-30, “Derivative Instruments and Hedging Activities,” these derivatives will be revalued at each balance sheet date, potentially resulting in a different asset or liability position. Based on the uncertainty of timing and amounts of payments in the future, these derivative contracts are excluded from the contractual obligations table above.

Off-Balance Sheet Arrangements

As of September 30, 2009, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

We have entered into agreements with an unrelated third-party for the financing of specific accounts receivable of certain foreign subsidiaries. The financing of accounts receivable under these agreements is accounted for as a sale of receivables in accordance with the guidance under ASC 860-20, “Sale of Financial Assets.” Under the terms of the financing agreements, we transfer ownership of eligible accounts receivable without recourse to the third-party purchaser in exchange for cash. Proceeds on the transfer reflect the face value of the accounts receivable less a discount. The discount is recorded against net sales on the consolidated statement of operations in the period of the sale. The eligible receivables financed pursuant to this factoring agreement are excluded from accounts receivable on the consolidated balance sheet and are reflected as cash provided by operating activities on the consolidated statement of cash flows, while non-eligible receivables remain on the balance sheet with a corresponding liability established when those receivables are financed. We do not continue to service, administer and collect the eligible receivables under this program. The third-party purchaser has no recourse to us for failure of debtors constituting eligible receivables to pay when due. We maintain insurance on behalf of the third-party purchaser to cover any losses due to the failure of debtors constituting eligible receivables to pay when due. At December 31, 2008, and September 30, 2009, we had sold $29.9 million and $3.1 million of eligible accounts receivable, respectively, which represent the face amounts of total outstanding receivables at those dates.

Critical Accounting Policies and Estimates

Long-Lived Assets

The plastic container business is capital intensive and highly competitive. Technology and market conditions can change rapidly, possibly impacting the fair value of our long-lived assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We generally use a probability-weighted estimate of the future undiscounted net cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. For assets deemed not recoverable, any impairment loss, if indicated, is measured on the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. When fair values are not available, we generally estimate fair value using the probability-weighted expected future cash flows discounted at a risk-adjusted rate. Management believes that this policy is critical to the financial statements, particularly when evaluating long-lived assets for impairment. Varying results of this analysis are possible due to the significant estimates involved in our evaluations.

As part of our review for impairment of long-lived assets during the year ended December 31, 2008, we performed an evaluation of indicators of possible impairment. Long-lived assets, with a net book value of $229.7 million, were identified as having a carrying value that may not be recoverable. Our further evaluation of these assets (“Step 1 analysis”) indicated that assets with a net book value of $139.5 million were not impaired, as its estimated undiscounted cash flows exceeded the net book value. Assets with a net book value of $90.2 million required further evaluation (“Step 2 analysis”) for impairment as a result of the net book value exceeding the estimated undiscounted cash flows. The estimated fair value of such assets was compared to the net book value, resulting in impairment charges (including impairment charges related to idle assets with no future value identified during the year) of $102.5 million for the year ended December 31, 2008. For assets that were considered not to be impaired following the Step 1 analysis, the expected undiscounted future cash flows substantially exceeded the total net book value of such assets.

Impairment of Goodwill

Goodwill is not amortized, but instead is subject to impairment testing. We perform an evaluation to determine whether goodwill is impaired annually, or when events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Events or circumstances that might indicate an interim evaluation is warranted include unexpected adverse business conditions, economic factors, unanticipated technological changes or competitive activities, loss of key personnel and acts by governments and courts.

We test impairment at the reporting unit level, which, as defined in ASC 350-20, “Intangibles—Goodwill and Other,” is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. We generally define our reporting units at the country level.

The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. We consider a number of factors, including the input of an independent appraisal firm, in conducting the impairment testing of our reporting units. We perform our impairment testing by comparing the estimated fair value of the reporting unit to the carrying value of the reported net assets, with such testing occurring as of the end of each year. Fair value is generally based on the income approach using a calculation of discounted cash flows, based on the most recent financial projections for the reporting units, and is reconciled to our determination of total enterprise fair value. The financial projections are management’s best estimates based on current forecasted market conditions. The calculation of fair value for our reporting units incorporates many assumptions including future growth rates, profit margins and discount factors; such assumptions are consistent with our annual budgeting and forecasting process. Changes in economic and operating conditions impacting these assumptions could result in additional impairment charges in future periods. In concluding on the fair values, we also consider the reasonableness of the implied EBITDA multiples resulting from the discounted cash flow analyses in comparison to EBITDA multiples from publicly traded companies in our industry and relevant transactions. We do not, however, directly apply a market approach in determining the fair values. Our methodology for determining fair values remained consistent for reported periods.

Our evaluation as of December 31, 2008, resulted in no impairment charge being identified for our North American and European operating segments and an impairment charge of $1.4 million for our South American operating segment. A 1% increase in the discount rates used in our evaluation would have resulted in a reduction of enterprise fair value of reporting units tested of approximately $256.0 million and no additional impairment charge for the year ended December 31, 2008. The goodwill remaining on the books as of December 31, 2008, was $386.0 million, $32.8 million, $12.1 million and $3.7 million for the reporting units of the U.S., Mexico, Poland and the Netherlands, respectively. The estimated fair values determined for each of these reporting units substantially exceeded their respective carrying values as of December 31, 2008.

Derivatives

We account for derivatives under ASC 815, “Derivatives and Hedging.” This guidance establishes accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. The fair value of the derivatives is determined from sources independent of us, including the financial institutions which are party to the derivative instruments. The fair value of derivatives also considers the credit default risk of the paying party. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item will be recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative will be recorded in other comprehensive income (loss) and will be recognized in the income statement when the hedged item affects earnings.

In the past, we have entered into interest rate swap and collar agreements, foreign currency exchange contracts and natural gas swap agreements. These derivative contracts are accounted for as cash flow hedges.

ASC 815 defines requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings. Continued use of hedge accounting is dependent on management’s adherence to this accounting policy. Failure to properly document our interest rate swap and collar agreements, foreign currency exchange contracts and natural gas swap agreements as cash flow hedges would result in income statement recognition of all or part of any future unrealized gain or loss recorded in other comprehensive income (loss). The potential income statement impact resulting from a failure to adhere to this policy makes this policy critical to the financial statements.

Benefit Plans

We have several defined benefit plans, under which participants earn a retirement benefit based upon a formula set forth in the plan. Key assumptions used in the actuarial valuations include the discount rate and the anticipated rate of return on plan assets, as determined by management. These rates are based on market interest rates, and therefore, fluctuations in market interest rates could impact the amount of pension expense recorded for these plans. Our primary U.S. defined benefit plan for hourly and salaried employees was frozen to future salary and service accruals in the fourth quarter of 2006.

These assumptions change based on changes in rates derived from high-quality long-term bond indices, the terms of which approximate the term of the cash flows to pay the accumulated benefit obligations when due. A decrease of 50 basis points in the discount rate and the long-term rate of return on plan assets, assuming no other changes in estimates, would have increased the amount of the required annual expense by approximately $0.5 million for the year ended December 31, 2008, and increased the pension liability by $0.3 million as of December 31, 2008.

Income Taxes

We account for income taxes in accordance with ASC 740-10, “Income Taxes,” which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the financial reporting and tax bases of recorded assets and liabilities. ASC 740-10 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. We have recorded a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. Our assumptions regarding future realization may change due to future operating performance and other factors.

Inherent in determining our effective tax rate are judgments regarding business plans and expectations about future operations. These judgments include the amount and geographic mix of future taxable income, limitations on usage of net operating loss carry-forwards, potential tax law changes, the impact of ongoing or potential tax audits, earnings repatriation plans and other future tax consequences.

In 2007, we implemented Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 48, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on accounting for derecognition, interest, penalties, accounting in interim periods, disclosure and classification of matters related to uncertainty in income taxes and transitional requirements upon adoption of FIN 48. Due to the significant amounts involved and judgment required, we deem this policy to be critical to our financial statements.

For disclosure of all of our significant accounting policies see note 1 of the notes to consolidated financial statements included elsewhere in this prospectus.

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued guidance under ASC 740-10, “Income Taxes” (formerly FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”). This guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This guidance also provides guidance on accounting for derecognition, interest, penalties, accounting in interim periods, disclosure and classification of matters related to uncertainty in income taxes and transitional requirements upon adoption. We adopted this guidance effective January 1, 2007, which resulted in an increase in our other non-current liabilities for unrecognized tax benefits of $10.0 million (including interest of $2.2 million and penalties of $4.8 million), an increase in our non-current deferred tax assets of $5.2 million and a corresponding decrease in retained earnings of $4.8 million. See note 19 of the notes to consolidated financial statements for the year ended December 31, 2008 in this prospectus for further discussion.

In September 2006, the FASB issued guidance under ASC 820-10, “Fair Value Measurements and Disclosures” (formerly Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measurements”). This guidance establishes a single authoritative definition of fair value, sets out a framework to classify the source of information used in fair value measurements, identifies additional factors that must be disclosed about assets and liabilities measured at fair value based on their placement in the new framework and modifies the long-standing accounting presumption that the transaction price of an asset or liability equals its initial fair value. In February 2008, the FASB delayed the effective date for certain non-financial assets and liabilities until January 1, 2009. We adopted this guidance effective January 1, 2008, for financial assets and liabilities (see note 12 of the notes to consolidated financial statements for the year ended December 31, 2008 and note 12 of the notes to condensed consolidated financial statements (unaudited) for the nine months ended September 30, 2009 in this prospectus for further discussion). We adopted this guidance for certain non-financial assets and liabilities effective January 1, 2009, and the adoption had no impact on our financial statements as it relates to these assets and liabilities.

In December 2007, the FASB issued guidance under ASC 805-10, “Business Combinations” (formerly SFAS 141 (Revised 2007), “Business Combinations”). This guidance establishes principles and requirements for the reporting entity in a business combination, including recognition and measurement in the financial statements of the identifiable assets acquired, the liabilities assumed and any noncontrolling interests in the acquiree. This guidance also establishes disclosure requirements to enable financial statement users to evaluate the nature and financial effects of the business combination. This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning after December 15, 2008. This guidance also applies to prospective changes in acquired tax assets and liabilities recognized as part of our previous acquisitions, by requiring such changes to be recorded as a component of the income tax provision. We expect this guidance will have an impact on accounting for future business combinations and on prospective changes, if any, of previously acquired tax assets and liabilities.

In December 2007, the FASB issued guidance under ASC 810-10, “Consolidation” (formerly SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements—Amendment of ARB No. 51”). This guidance establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, changes in a parent’s ownership of noncontrolling interests, calculation and disclosure of the consolidated net income attributable to the parent and the noncontrolling interests, changes in a parent’s ownership interest while the parent retains its controlling financial interest and fair value measurement of any retained noncontrolling equity investment. We adopted this guidance effective January 1, 2009. The adoption resulted our recognizing allocated income or loss to noncontrolling interests in 2009.

In March 2008, the FASB issued guidance under ASC 815-30, “Derivatives and Hedging” (formerly SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”). This guidance is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. It requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also requires more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related, and requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. We adopted this guidance effective January 1, 2009 (see note 13 of the notes to condensed consolidated financial statements (unaudited) for the nine months ended September 30, 2009 in this prospectus for further discussion).

In April 2008, the FASB issued guidance under ASC 350-30, “Intangibles – Goodwill and Other” (formerly Staff Position FAS 142-3 (“FSP 142-3”), “Determination of the Useful Life of Intangible Assets”). This guidance amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets. This guidance affects entities with recognized intangible assets and is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The new guidance applies prospectively to (1) intangible assets that are acquired individually or with a group of other assets and (2) both intangible assets acquired in business combinations and asset acquisitions, after the effective date. We adopted this guidance effective January 1, 2009, and the adoption did not have a significant impact on our financial statements.

In December 2008, the FASB issued guidance under ASC 715, “Defined Benefit Plans” (formerly Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”), which requires enhanced disclosures of the plan assets of an employer’s defined benefit pension or other postretirement benefit plans. The disclosures required under this guidance will include information regarding the investment allocation decisions made for plan assets, the fair value of each major category of plan assets disclosed separately for pension plans and other postretirement benefit plans and the inputs and valuation techniques used to measure the fair value of plan assets that would be similar to the disclosures about fair value measurements required by ASC 820-10. The disclosures in this guidance are effective for fiscal years ending after December 15, 2009.

In April 2009, the FASB issued guidance under ASC 825-10-65-1, “Financial Instruments—Overall—Transition and Open Effective Date Information” (formerly Staff Position FAS 107-1 and Accounting Principles Board Opinion 28-1, “Interim Disclosures about Fair Value of Financial Instruments”). This guidance requires disclosures about fair value of financial instruments for interim reporting periods that were previously only required in annual financial statements. This guidance is effective for interim periods ending after June 15, 2009. We adopted this guidance effective June 30, 2009 (see note 12 of the notes to condensed consolidated financial statements (unaudited) for the nine months ended September 30, 2009 in this prospectus for further discussion).

In May 2009, the FASB issued guidance under ASC 855, “Subsequent Events” (formerly SFAS 165, “Subsequent Events”). This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is effective for interim and annual fiscal periods ending after June 15, 2009. We adopted this guidance effective June 30, 2009, and the adoption had no impact on our financial statements.

In June 2009, the FASB issued guidance under SFAS 166, “Accounting for Transfers of Financial Assets, an amendment of SFAS 140,” which has not been codified in the ASC. SFAS 166 amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities—a replacement of FASB Statement 125,” to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets, the effects a transfer will have on its financial performance and cash flows and any transferor’s continuing involvement in transferred financial assets. This statement is effective for interim and annual reporting periods that begin after November 15, 2009. We are currently evaluating the impact that the adoption of SFAS 166 may have on our financial statements.

In June 2009, the FASB issued guidance under ASC 105-10, “Generally Accepted Accounting Principles” (formerly SFAS 168, “FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”). This guidance establishes the ASC as the single source of authoritative nongovernmental generally accepted accounting principles (“GAAP”), superseding existing pronouncements published by the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other accounting bodies. This guidance establishes only one level of authoritative GAAP. All other accounting literature will be considered non-authoritative. The ASC reorganizes the GAAP pronouncements into accounting topics and displays them using a consistent structure. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted this guidance effective July 1, 2009.

Management has determined that all other recently issued accounting pronouncements will not have a material impact on our financial statements, or do not apply to our operations.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business we are subject to risk from adverse fluctuations in interest and foreign exchange rates and commodity prices. We manage these risks through a program that includes the use of derivative financial instruments, primarily interest rate swap and collar agreements, foreign currency exchange contracts and natural gas swap agreements. Counterparties to these contracts are major financial institutions. These instruments are not used for trading or speculative purposes. The extent to which we use such instruments is dependent upon our access to them in the financial markets and our use of other methods, such as netting exposures for foreign exchange risk and establishing sales arrangements that permit the pass-through to customers of changes in commodity prices and foreign exchange rates, to effectively achieve our goal of risk reduction. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk

We had significant long and short-term debt commitments outstanding as of September 30, 2009. These on-balance sheet financial instruments, to the extent they provide for variable rates of interest, expose us to interest rate risk. We manage our interest rate risk by entering into interest rate swap and collar agreements. Based on the outstanding amount of our variable-rate indebtedness at September 30, 2009, a one percentage point change in the interest rates for our variable-rate indebtedness would impact interest expense by an aggregate of approximately $6.2 million, excluding the impact of our interest rate collar and swap agreements at September 30, 2009. All of our derivative financial instrument transactions are entered into for non-trading purposes.

Our financial instruments at September 30, 2009, including derivative instruments, which expose us to interest rate risk and market risk are presented in the table below. For variable-rate debt obligations, the table presents principal cash flows and related actual weighted average interest rates as of September 30, 2009. For fixed-rate debt obligations, the table presents principal cash flows and related weighted average interest rates by maturity dates. For interest rate swap and collar agreements, the table presents notional amounts and interest rates, by expected (contractual) maturity date, including the pay rates and the receive rates (actual interest rates at September 30, 2009). The interest rate swap and collar agreements are accounted for as cash flow hedges. Note 12 of the notes to consolidated financial statements included in this prospectus should be read in conjunction with the table below.

	Expected Maturity Date of Long-Term Debt (Including Current Portion) and Interest Rate Swap Agreements at September 30, 2009							Fair Value at September 30, 2009
	2009	2010	2011	2012	2013	Thereafter	Total
	(Dollars in thousands)
Interest rate sensitive liabilities:
Variable rate borrowings, including short-term amounts	$9,324	$21,408	$616,317	$12,000	$12,000	$1,143,000	$1,814,049	$1,797,304
Average interest rate	10.33%	7.30%	2.66%	7.15%	7.15%	7.15%	5.64%
Fixed rate borrowings	$8,158	$10,383	$5,732	$250,233	$9	$375,000	$649,515	$658,265
Average interest rate	14.80%	8.63%	7.72%	8.50%	3.96%	9.88%	9.37%
Total interest rate sensitive liabilities	$17,482	$31,791	$622,049	$262,233	$12,009	$1,518,000	$2,463,564	$2,455,569
Derivatives matched against liabilities:
Pay fixed swaps	—	—	$350,000	—	—	—	$350,000	$(18,766)
Pay rate	—	—	4.08%	—	—	—	4.08%	—
Receive rate	—	—	0.47%	—	—	—	0.47%	—
Interest rate collars	—	$385,000	—	—	—	—	$385,000	$(2,643)
Cap rate	—	4.70%	—	—	—	—	4.70%	—
Floor rate	—	2.88%	—	—	—	—	2.88%	—

Foreign Currency Exchange Rate Risk

We manage foreign currency exposures (primarily to the euro, Canadian dollar, Polish zloty, Brazilian real, pound sterling and certain non-U.S. subsidiaries’ purchases of raw materials and/or sales of products in U.S. dollars) at the operating unit level. Exposures that cannot be naturally offset within an operating unit are hedged with derivative financial instruments where possible and cost effective in our judgment. Foreign currency exchange contracts which hedge defined exposures generally mature within twelve months. We do not generally hedge our exposure to translation gains or losses on our non-U.S. net assets. Foreign currency exchange contracts are accounted for as cash flow hedges. At September 30, 2009, we had foreign currency exchange contracts outstanding for the purchase of pound sterling in an aggregate amount of $1.5 million.

Commodity Pricing Risk

We purchase commodities for our products such as HDPE and PET resins. These commodities are generally purchased pursuant to contracts or at market prices established with the vendor. In general, we do not engage in hedging activities for these commodities due to our ability to pass on price changes to our customers.

We also purchase other commodities, such as natural gas and electricity, and are subject to risks on the pricing of these commodities. In general, we purchase these commodities pursuant to contracts or at market prices. We manage a portion of our exposure to natural gas price fluctuations through natural gas swap agreements. We entered into natural gas swap agreements to hedge approximately 22% and 63% of our domestic exposure to fluctuations in natural gas prices for the year ended December 31, 2008 and for the nine months ended September 30, 2009, respectively. At September 30, 2009, we had natural gas swap agreements outstanding in an aggregate amount of $0.1 million that expire in December 2009.

BUSINESS

We are a worldwide leader in the design, manufacture and sale of value-added, custom blow molded plastic containers for branded consumer products. We operate in product categories where customers and end users value the technology and innovation that our custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. We selectively pursue opportunities where we can leverage our technology portfolio to continue to drive the trend of conversion to plastic containers from other packaging materials. Our customers include leading multi-national and regional blue-chip consumer product companies that seek customized, sustainable plastic container solutions in diverse and stable end markets, such as the food and beverage and the household consumer products markets. We believe we are well-positioned to meet the evolving needs of our customers who often use our technology to differentiate their products with value-added design and performance characteristics such as smooth-wall panel-less bottles, unique pouring and dispensing features, multilayer bottles incorporating barrier technologies to extend shelf life, and ultra lightweight bottles with “hot-fill” capabilities that allow containers to be filled at high temperatures.

We believe we have number one market share positions in North America for hot-fill juices, sports drinks/isotonics, yogurt drinks, liquid fabric care, dish detergents, hair care, skin care and certain other products. For the year ended December 31, 2008, approximately 90% of our net sales from continuing operations were realized in these product categories. We do not participate in markets where technology is not a differentiating factor, such as the carbonated soft drink or bottled water markets.

Our value-added products are supported by more than 1,000 issued or pending patents. We strive to provide the highest quality products and services to our customers, while remaining focused on operational excellence and continuous improvement. These priorities help to reduce our customers’ costs, while also maximizing our financial performance and cash flow. We supply our customers through a network of 84 manufacturing facilities, approximately one-third of which are located on-site at our customers’ plants. The vast majority of our sales are made pursuant to long-term customer contracts that include the pass-through of the cost of plastic resin, as well as mechanisms for the pass-through of certain other manufacturing costs.

Collectively, our product portfolio, technologies, end markets and operations all contribute to our industry-leading margins and strong cash flow.

Our Markets

We supply plastic containers to a significant number of end markets and geographies. Our products provide differentiated packaging for consumer products that help address basic needs such as nutrition, hygiene and home care. The end markets we supply are generally characterized by stable long-term demand trends that are relatively insulated from economic cycles.

Food and Beverage. In the food and beverage product category, we produce containers for shelf-stable, refrigerated and frozen juices, non-carbonated juice drinks, nutritional beverages, beer, yogurt drinks, teas, sports drinks/isotonics, vitamin enhanced waters, snacks, liquor, toppings, sauces, jellies and jams. We believe, based on internal estimates, that we have one of the leading domestic positions in plastic containers for hot-fill juice and juice drinks, sports drinks/isotonics, drinkable yogurt and smoothies, nutritional supplements, wide-mouth food, dressings and condiments, and the leading global position in plastic containers for yogurt drinks. Based on our knowledge and experience in the industry, our focus on markets which are likely to convert to plastic, our proprietary technologies and our current market position, we believe we are strategically positioned to benefit from the food and beverage markets that have yet to convert, or that are in the early stages of conversion, to plastic and also to take advantage of evolving domestic and international conversion opportunities like beer, sauces, salsas and nutritional products.

Our largest customers in the food and beverage product category include, in alphabetical order: Abbott Laboratories (“Abbott”), Arizona Beverages Company, LLC (“Arizona”), Barton Brands (“Barton”), Clement

Pappas & Co., Inc. (“Clement Pappas”), Clorox Products Manufacturing Company (“Clorox”), Coca-Cola North America (“Coca-Cola”), Conopco Inc. (“Unilever”), Group Danone (“Danone”), H.J. Heinz Company (“Heinz”), Ocean Spray Cranberries, Inc. (“Ocean Spray”), PepsiCo, Inc. (“PepsiCo”), The Quaker Oats Company (“Gatorade”), Tropicana Products, Inc. (“Tropicana”) and Welch Foods, Inc. (“Welch’s”). For the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2009, we generated approximately 58.6%, 60.3%, 61.0% and 61.5%, respectively, of our net sales from food and beverage containers.

Household. In the household product category, we are a leading supplier of plastic containers for products such as liquid fabric care and dish care. The growth in prior years was fueled by conversions from powders to liquids for such products as detergents, household cleaners and automatic dishwashing detergent. The growth of this product category now follows gross domestic product (“GDP”) growth as liquids have gained a predominant share of these products. The fabric care industry now offers most of its brands in a concentrated formula which has reduced sales in this product category.

Our largest customers in the household product category include, in alphabetical order: Church & Dwight Co., Inc. (“Church & Dwight”), Clorox, Colgate-Palmolive Company (“Colgate-Palmolive”), Dial Corporation (“Dial,” a division of Henkel), The Procter & Gamble Company (“Procter & Gamble”) and Unilever. For the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2009, we generated approximately 20.2%, 20.2%, 19.2% and 18.4%, respectively, of our net sales from household containers.

Personal Care/Specialty. In the personal care/specialty product category, we are a supplier of plastic containers for products such as hair care, skin care and oral care. Our product design, technology development and decorating capabilities help our customers build brand awareness for their products through unique, and frequently changing, packaging design.

Our largest customers in the personal care/specialty product category include, Johnson & Johnson Consumer Companies, Inc. and Procter & Gamble. For the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2009, we generated approximately 9.8%, 8.3%, 7.3% and 7.5%, respectively, of our net sales from personal care/specialty containers.

Automotive Lubricants. We believe, based on internal estimates, that we are the leading supplier of plastic motor oil containers in the United States, Canada and Brazil, supplying most of the motor oil producers in these countries. We believe we had a market share in 2009 of 73% of the single-quart motor oil and 80% of the multi-quart motor oil markets.

Our largest customers in the automotive lubricants product category include, in alphabetical order: Ashland, Inc. (“Ashland,” producer of Valvoline motor oil), BP Lubricants USA, Inc. (“BP Lubricants,” an affiliated company of BP PLC, producer of Castrol motor oil), ExxonMobil Corporation (“ExxonMobil”) and Shell Oil Products US (“Shell,” producer of Shell, Pennzoil and Quaker State motor oils). For the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2009, we generated approximately 11.4%, 11.2%, 12.5% and 12.6%, respectively, of our net sales from automotive lubricants containers.

Additional information regarding operating segments and product categories is provided in note 22 of the notes to consolidated financial statements in this prospectus.

Our Strengths

Global Leader in the Value-Added Plastic Packaging Market. We believe we are one of the few companies that can provide value-added custom plastic containers on a global scale, manufactured from a variety of resins. For the year ended December 31, 2008, approximately 90% of our net sales from continuing operations were realized in product categories in which we believe we have number one market share positions. We have deliberately focused our technologies and assets on key custom markets that tend to support higher global growth and margins. We believe we have the leading domestic market position for custom plastic containers for juice, beer, yogurt drinks, frozen concentrate and pasta sauce and the leading position in Europe for custom plastic containers for yogurt drinks. In addition, we have grown internationally alongside our multi-national consumer product customers. Our proven business model positions us to benefit from the continued growth of our existing consumer product customers in international markets where we anticipate significant demand for plastic containers.

Strategically Positioned to Benefit from Secular Trends in Packaging. We believe we are a leader in the conversion to plastic containers for many major product categories such as shelf-stable, chilled and frozen concentrate juices, beer, food products, energy drinks and ready-to-drink teas. The conversion to plastic containers from other packaging materials has been accelerated by technological advancements, changing consumer preferences and an increased focus on lightweight, sustainable packaging. The advantages of plastic containers, such as shatter resistance, reduced shipping weight, ease of opening and dispensing and resealability, have established plastic as the packaging material of choice on a global basis. We believe we are well positioned to use our technology to help drive the conversion in categories yet to convert, or that are in the early stages of conversion, to plastic containers.

Stable, Long-Term Customer Relationships. We have enjoyed long-standing relationships with our largest and most important customers due to our technology, innovation, product quality and our ability to reduce our customers’ packaging costs. The majority of these customers are under long-term contracts and have been doing business with us, on average, for over 20 years. We believe we have helped establish the branding for many of our top customers, and in some cases, we are the sole source provider in multiple geographies. These efforts have led to awards from several of our major customers, including Heinz Supplier of the Year (2006, 2007, 2008 and 2009), 2008 Anheuser Busch Select Supplier, 2007 Dannon Supplier of the Year, 2005 Miller Beer Supplier of the Year and 2008 Abbott Supplier Excellence Award.

Superior Technology with Long History of Innovation. We use technology and innovation to drive conversions, as well as to deliver solutions that meet our customers’ needs for new designs, product performance requirements, cost management and sustainability. We have demonstrated significant success in designing plastic containers that include customized features such as smooth-wall panel-less bottles, complex shapes, reduced weight, handles, grips, view stripes, pouring features and graphic-intensive customized labeling. Our products must often meet specialized performance and structural requirements, such as hot-fill capability, recycled material usage, oxygen and carbon dioxide barriers, flavor protection and multi-layering. Our strong design capabilities have been especially important to our customers, who generally use packaging to differentiate and add value to their brands, which enable them to spend less on promotion and advertising. We have filed for 925 patents over the past five years for our design and functional package innovations.

“On-Site” Model Provides Stability and Global Opportunities. Approximately one third of our 84 manufacturing facilities are located “on-site” at our customers’ plants. Our on-site plants enable us to work closely with our customers, reducing working capital needs through just-in-time inventory management, generating significant savings opportunities through process re-engineering and eliminating freight and warehouse expenses. In many cases, our on-site operations are integrated with our customers’ manufacturing operations, so our products are delivered by direct conveyance to the customers’ filling lines. As our customers expand globally, our on-site model offers us opportunities to expand alongside our customers in attractive, high-growth markets, while minimizing our investment risk.

Leader in Sustainability. We have emerged as a leader in sustainability initiatives within the packaging industry. We believe we are the only provider of 100% PCR bottles for food and juice applications. Our product design capabilities capitalize on the inherent benefits of plastic to produce lightweight bottles that help our customers reduce material usage, lower container weight, save freight costs and improve product-to-package ratios. Our on-site business model also helps eliminate unnecessary freight costs by providing a product source close to our customers, as well as helping to synchronize demand planning with our customers’ plants to further reduce inefficiency. We also provide PCR as a resin source alternative for our customers and produce PCR ourselves at our Graham Recycling Plant in York, Pennsylvania.

Focus on Operational Excellence. We strive to provide the highest quality product to our customers, while eliminating inefficiency and reducing costs. We are committed to improve productivity and reduce non-value-added activities and costs in our production processes, purchasing activities, selling, general and administrative expenses, capital expenditures and working capital. For example, from January 1, 2006, through September 30, 2009, we closed or merged several plants that did not meet our internal performance criteria; we implemented information systems to analyze customer profitability resulting in subsequent improvement actions and the exit of certain relationships; we centralized nearly all procurement activities; and we benchmarked and subsequently reduced selling, general and administrative expenses. We utilize our Graham Performance System, a bi-weekly performance management review of our continuous improvement process, where we measure performance and track progress on initiatives relating to safety, quality, productivity, capital expenditures, working capital and other actions leading to improved financial performance. Overall, we have a strong pipeline of specific cost reduction opportunities, which we intend to implement to optimize our cost structure.

Attractive, Stable Margins and Strong Cash Flow Generation. Our strong profit margins, combined with our disciplined approach to capital expenditures, focus on higher margin business opportunities and stringent working capital management, enable us to generate strong and recurring cash flow. The stability of our margins is enhanced by the pass-through of the cost of resin to customers by means of corresponding changes in product pricing. For the nine months ended September 30, 2009, we generated $308.2 million in cash flow from operations, which reduced our net debt (total outstanding indebtedness net of $196.8 million of cash and cash equivalents) to $2,245.7 million at September 30, 2009, and enabled us to make strategic investments in our business. We expect that a substantial portion of our cash flow will continue to be used to service our debt. We also have a very strong liquidity position, as we had $196.8 million of cash and cash equivalents and $237.3 million of availability under our senior secured revolving credit facility, as of September 30, 2009, and the majority of our outstanding debt matures in 2012 and beyond. In addition, our cash taxes are minimized to the extent of the net operating losses and other tax assets available at our operating subsidiaries. We believe our strong financial position allows us to serve our customers effectively and pursue our strategic plan of stable and profitable growth while maximizing cash flow, reducing financial leverage and increasing stockholder returns.

Experienced Management Team with Meaningful Equity Incentives. We have recruited a world-class management team that has successfully executed on transformational company initiatives over the past three years. Their achievements include: increasing our gross margin; decreasing our selling, general and administrative expenses; reducing our annual capital expenditures; generating improved cash flow; reducing our financial leverage; improving our return on capital employed; executing our sustainability initiatives; and expanding our business in high-growth markets, including India. Our senior managers are meaningfully invested in our performance, which gives them an ongoing stake in the creation of stockholder value. After the Reorganization and this offering, management will own approximately 5.5% of our common stock on a fully diluted basis.

Our Strategy

We intend to capitalize on our leadership positions in value-added custom plastic containers to increase our EBITDA and cash flow in order to reduce our financial leverage and increase stockholder return. We seek to achieve this objective by pursuing the following strategies:

Manage our Business for Stable Growth and Strong Cash Flow Generation. We primarily serve the food and beverage and the household consumer products markets, which tend to be relatively stable due to the underlying demand characteristics of these markets. We will continue to manage our business for growth that meets our disciplined financial performance criteria. We plan to continue to generate cash flow through EBITDA growth and disciplined capital expenditure and working capital management. Our stable growth and strong cash flow will allow us to reduce our financial leverage and increase stockholder return.

Leverage Our Technology Portfolio to Meet the Needs of Our Customers. Most of our customers use packaging to differentiate their products in order to improve their profit margins and market share. We plan to build on our track record of delivering innovations that add value through differentiated shapes and features, and technologies that provide specialized performance and structural attributes. We will also continue to build on our long history of success in meeting the evolving sustainability needs of our customers including reduced raw material content (lightweighting) and increased use of recycled content.

Targeted Organic Growth in Attractive Markets Utilizing Our Proven Business Model. We intend to drive conversions to plastic packaging in markets such as beer, sauces, salsas and nutritional products. These markets allow us to grow through the deployment of our proven technologies to new applications which can often result in new on-site opportunities. We will also seek opportunities in new markets, including high-growth emerging markets such as Latin America, Eastern Europe, India and the rest of Asia. These markets offer compelling opportunities for our custom plastic containers due to changing consumption patterns, increasing penetration rates of packaged goods and emerging consumer bases.

Continue to Focus on Operational Excellence. Our goal is to be the highest quality, most cost-effective provider of value-added custom plastic containers in our markets. We believe we have established a track record of implementing operational improvements and building a lean operating and overhead structure. We intend to focus on further cost reductions through continuous improvement initiatives, leveraging our design and process technology and maintaining our rigorous operational management systems. We believe our focus on operational improvement will continue to drive customer quality, capital efficiency, cash flow and ultimately return on capital employed.

Supplement Organic Growth with Opportunistic and Accretive Strategic Investments. In addition to our primary organic growth strategy, we plan to consider selective investments, joint ventures and strategic acquisitions to supplement our growth objectives. We intend to focus on disciplined and accretive investments that leverage our core strengths in custom plastic containers and enhance our current product, market, geography and customer strategies.

Raw Materials

PET, HDPE and polypropylene resins constitute the primary raw materials used to make our products. These materials are available from a number of domestic and international suppliers and we are not dependent upon any single supplier. We consider the supply and availability of raw materials to be adequate to meet our needs. We believe that we maintain an adequate inventory to meet demands, but there is no assurance this will be true in the future. Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. Changes in the cost of resin are passed through to customers by means of corresponding changes in product pricing in accordance with our agreements with these customers and industry practice. We operate a large HDPE bottles-to-bottles recycling plant in York, Pennsylvania, and use the recycled materials from this plant and other recycled materials in a majority of our products.

Customers

Substantially all of our sales are made to major branded consumer products companies. The products we manufacture for our customers require innovative packaging design and engineering to accommodate complex container shapes, specific material requirements and functionality. Customers also require quick and reliable delivery. As a result, many customers opt for long-term contracts. Our long-term supply contracts with our on-site customers typically have ten-year terms. Our long-term supply contracts for production off-site typically have terms that range from three to five years. Both of these categories of contracts either renew automatically for subsequent one year terms or are renegotiated by us before expiration of the initial term. A majority of our top twenty customers are under long-term contracts. Our contracts typically contain provisions allowing for price adjustments based on changes in raw materials and in a majority of cases the cost of energy and labor, among other factors. In many cases, we are the sole supplier of our customers’ custom plastic container requirements nationally, regionally or for a specific brand. For the year ended December 31, 2008 and for the nine months ended September 30, 2009, we had sales to one customer, PepsiCo, which exceeded 10% of net sales. Our sales to PepsiCo were 13.3% and 11.3% of net sales for the year ended December 31, 2008 and for the nine months ended September 30, 2009, respectively. For the nine months ended September 30, 2009, our twenty largest customers, who accounted for over 69% of net sales, were, in alphabetical order:

Customer (1)	Category	Company Customer Since (1)
Abbott	Food and Beverage	Mid 2000s
Arizona	Food and Beverage	Late 1990s
Ashland (2)	Automotive Lubricants	Early 1970s
BP Lubricants (3)	Automotive Lubricants	Late 1960s
Church & Dwight	Household	Late 1980s
Clement Pappas	Food and Beverage	Mid 1990s
Clorox	Food and Beverage and Household	Late 1960s
Coca-Cola	Food and Beverage	Late 1990s
Danone	Food and Beverage	Late 1970s
Dial	Household and Personal Care/Specialty	Early 1990s
ExxonMobil	Automotive Lubricants	Early 2000s
Heinz	Food and Beverage	Early 1990s
Knouse	Food and Beverage	Early 1990s
Ocean Spray	Food and Beverage	Early 1990s
PepsiCo (4)	Food and Beverage	Early 2000s
Frito-Lay	Food and Beverage	Early 2000s
Gatorade	Food and Beverage	Late 1990s
Tropicana	Food and Beverage	Mid 1980s
Procter & Gamble	Household and Personal Care/Specialty	Late 1950s
Shell (5)	Automotive Lubricants	Early 1970s
Pennzoil-Quaker State	Automotive Lubricants	Early 1970s
Sun Products	Household	Late 2000s
Unilever	Household, Personal Care/Specialty and Food and Beverage	Early 1970s
Welch’s	Food and Beverage	Early 1990s

(1)	These companies include their predecessors, if applicable, and the dates may reflect customer relationships initiated by our predecessors or entities acquired by us.
(2)	Ashland is the producer of Valvoline motor oil.
(3)	BP Lubricants is the producer of Castrol motor oil.
(4)	PepsiCo includes Frito-Lay, Gatorade and Tropicana.
(5)	Shell includes Pennzoil-Quaker State.

International Operations

We have significant operations outside the United States. As of the end of the first nine months of 2009, we had 29 manufacturing facilities located in countries outside of the United States. Each of our operating segments produces plastic containers for all four of our core product categories.

South America. We have one on-site plant in Argentina, five on-site plants in Brazil and one off-site plant in each of Argentina, Brazil and Venezuela.

Mexico. In Mexico, we have three off-site plants and two on-site plants.

Europe. We have on-site plants in Belgium (2), France, the Netherlands, Poland, Spain and Turkey and off-site plants in Finland, France (2), the Netherlands, Poland, Turkey and the United Kingdom.

Canada. We have one off-site plant located near Toronto, Canada to service Canadian and northern U.S. customers.

See “Risk Factors—Risks Related to our Business—Our international operations are subject to a variety of risks related to foreign currencies and local law in several countries” for risks related to our foreign operations.

Competition

We face substantial regional and international competition across our product lines from a number of well-established businesses. In our North American segment, our primary competitors are Alpla Werke Alwin Lehner GmbH (“Alpla”), Amcor Limited (“Amcor”), Ball Corporation (“Ball”), Consolidated Container Company LLC, Constar International Inc, Liquid Container L.P., Plastipak, Inc. (“Plastipak”) and Silgan Holdings Inc. In our European segment, our primary competitors are Alpla and Logoplaste Mealhada Lda. (“Logoplaste”). In our South American segment, our primary competitors are Alpla, Amcor, Plastipak and Logoplaste. We face competition from most of these companies across our product categories. Competition is based on several factors including price, product design, technology (such as barrier protection and lightweighting) and customer service. Several of these competitors are larger and have greater financial and other resources than us. In addition, several of these competitors sell other products used by our customers such as cans or flexible packaging which can be bundled with plastic containers in sales proposals. We believe that we compete effectively because of our superior levels of service, speed to market and product design and development capabilities.

Marketing and Distribution

Our sales are made primarily through our own direct sales force, as well as selected brokers. Sales activities are conducted from our corporate headquarters in York, Pennsylvania and from field sales offices located in North America, Europe and South America. Our products are typically delivered by truck, on a daily basis, in order to meet customers’ just-in-time delivery requirements, except in the case of on-site operations. In many cases, our on-site operations are integrated with our customers’ manufacturing operations so that deliveries are made, as needed, by direct conveyance to the customers’ filling lines. We utilize a number of outside warehouses to store our finished goods prior to delivery to the customer.

Superior Product Design and Development Capabilities

Our ability to develop new, innovative containers to meet the design and performance requirements of our customers has established us as a market leader. We have demonstrated significant success in designing plastic containers that require customized features such as complex shapes, reduced weight, handles, grips, view stripes and pouring features. These packages often must meet specialized performance and structural requirements such as hot-fill capability, recycled material usage, oxygen barriers, flavor protection and multi-layering. Hot-fill technology allows customers’ products to be heated to temperatures high enough as to sterilize the inside of the container. In addition to increasing global demand for our customers’ products, we believe that our innovative packaging stimulates consumer demand and drives further conversion to plastic packaging. Consequently, our strong design capabilities have been especially important to our food and beverage customers, who generally use packaging to differentiate and add value to their brands while spending less on promotion and advertising. We have been awarded significant contracts based on these unique product design capabilities that we believe set us apart from our competition. Some of our design and conversion successes over the past few years include:

•	retortable PP container for Boost and Ensure adult nutritional beverages;

•	aseptic HDPE container for 8th Continent soy-based beverages;

•	hot-fill PET containers with Monosorb® oxygen scavenger for juices;

•	hot-fill PET and PP wide-mouth jar for Ragu pasta sauce, Seneca applesauce, Welch’s jellies and jams and Del Monte fruit slices;

•	lightweight 64 oz. rectangular container for hot-fill juice;

•	panel-free lightweight 16.9 oz. container for juices and teas; and

•	panel-free 20 oz. container for vitamin enhanced water.

Our innovative designs have also been recognized, through various awards, by a number of customers and industry organizations, including our:

•	International Delight Bottle (2009 Ameristar Award);

•	GIBCO® Cell Culture Bottle for Invitrogen Medical (2009 Ameristar Award);

•	multi-layer PP wide-mouth jar for Del Monte (2008 Ameristar Award);

•	PET “Apple” container for Martinelli’s (2007 WorldStar Award, 2006 DuPont Award and 2006 Ameristar Award);

•	PET rectangular juice bottle for Tree Top (2007 WorldStar Award and 2006 Ameristar Award);

•	PET “Fridge Fit” bottle for Heinz (2006 Ameristar Award and 2006 DuPont Award);

•	dual-chamber bottle for Procter & Gamble Cosmetics (2005 Food & Drug Personal Care package of the year);

•	ATP panel-free single-serve bottle and 64 oz. rectangular hot-fill bottle (2004 Ameristar Award); and

•	Ensure reclosable bottle (2004 Ameristar Award and 2004 DuPont Award).

We have an advanced multi-layer injection technology, trade named SurShot®. We believe that SurShot® is among the best multi-layer PET technologies available and billions of plastic containers are produced and sold each year using SurShot® technology. This multi-layer technology allows our customers to package oxygen and flavor-sensitive products, such as fruit juices, beer and teas, for extended shelf-life. In addition, the SurShot® technology can accommodate up to 40% post-consumer recycled resin. This is an important component of packaging sustainability. There has been increasing demand by customers for our innovative packages that meet new sustainability requirements for reduced weight. Recent introductions of Escape®, G-Lite™ and SlingShot™ technologies for PET bottles provide customers with improved features such as reduced container weight, smooth sides for a premium look or improved stacking ability for shipping and storage.

We believe these new products, along with our design and development capabilities, have positioned us as the packaging design, development and technology leader in the industry. Over the past several years we have received and have filed for numerous patents and design patents. See “—Intellectual Property.”

In 2005, we enhanced our technical capability with the opening of the Global Innovation & Design Center in York, Pennsylvania. We also have two major Technology Centers in York, Pennsylvania and Warsaw, Poland capable of producing limited quantities of new products and refurbishing equipment. Our Warsaw facility also manufactures and assembles a proprietary line of extrusion blow molding machines. This proprietary technology has enabled us to develop a leaner, more efficient manufacturing process.

We incur costs to research, design and develop new packaging products and technologies. Such costs, net of any reimbursement from customers, were $16.5 million, $11.6 million, $9.6 million and $7.5 million for the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2009, respectively.

Manufacturing

A critical component of our strategy is to locate manufacturing facilities on-site, reducing expensive shipping and handling charges and increasing production and distribution efficiencies. We are a leader in providing on-site manufacturing arrangements. As of the end of the first nine months of 2009, approximately one-third of our 84 manufacturing facilities were on-site at customer facilities. We operate over 900 production lines. We sometimes dedicate particular production lines within a plant to better service customers. The plants generally operate 24 hours a day, five to seven days a week, although not every production line is run constantly. When customer demand requires, the plants run seven days a week. Historically, demand for our products has not been subject to large seasonal fluctuations.

In the blow molding process used for HDPE applications, resin pellets are blended with colorants or other necessary additives and fed into the extrusion machine, which uses heat and pressure to form the resin into a round hollow tube of molten plastic called a parison. In a wheel blow molding process, bottle molds mounted radially on a wheel capture the parison as it leaves the extruder. Once inside the mold, air pressure is used to blow the parison into the bottle shape of the mold. While certain of our competitors also use wheel technology in their production lines, we have developed a number of proprietary improvements which we believe permit our wheels to operate at higher speeds and with greater efficiency in the manufacture of containers with one or more special features, such as multiple layers and in-mold labeling.

In the stretch blow molding process used for hot-fill PET applications, resin pellets are fed into an injection molding machine that uses heat and pressure to mold a test tube shaped parison or “preform.” The preform is then fed into a blow molder where it is re-heated to allow it to be formed through a stretch blow molding process into a final container. During this re-heat and blow process, special steps are taken to induce the temperature resistance needed to withstand high temperatures on customer filling lines. We believe that the injection molders and blow molders used by us are widely recognized as the leading technologies for high speed production of hot-fill PET containers.

Other blow molding processes include: various types of extrusion blow molding for medium- and large-sized HDPE and PP containers; stretch blow molding for medium-sized PET containers; injection blow molding for personal care containers in various materials; two-stage PET blow molding for high-volume, high-performance mono-layer, multi-layer and heat set PET containers; and proprietary blow molding for drain-back systems and other specialized applications.

We also operate a variety of bottle decorating platforms. Labeling and decorating is accomplished through in-mold techniques or one of many post-molding methods. Post-molding methods include pressure sensitive labelers, rotary full-wrap labelers, silk-screen decoration, heat transfer and hot stamp. These post-molding methods of decoration or labeling can be in-line or off-line with the molding machine. Typically, these decoration methods are used for bottles in the personal care/specialty product category.

We have implemented various process improvements to minimize labor costs, automate assembly tasks, increase throughput and improve quality. Types of automation range from case and tray packers to laser guided vehicles. Other automation equipment includes box and bulk bottle palletizers, pick and place robots, automatic in-line leak detection and vision inspection systems. Assembly automation includes bottle trimming, spout spinwelding or insertion, cap insertion and tube cutting/welding. We believe that there are additional automation opportunities which could further minimize labor costs and improve plant efficiency.

We maintain quality assurance and control programs with respect to the performance of the products we manufacture, the performance of our suppliers and the compliance of our operations to our quality management system and sound manufacturing practices. Our production lines are equipped with specific quality control inspection equipment and our employees continuously monitor product attributes and performance through a comprehensive Statistical Process Control system. Quality control laboratories are maintained at each manufacturing facility to test our products and validate their compliance to customer requirements. We continuously monitor and enhance our quality assurance and control programs to keep pace with the most current technologies and to meet and exceed customer expectations.

We have highly modernized equipment in the majority of our plants, consisting primarily of rotational wheel systems and shuttle systems, both of which are used for HDPE and PP blow molding, and injection-stretch blow molding systems for value-added PET containers. We are also pursuing development initiatives in barrier technologies to strengthen our position in the food and beverage product category. In the past, we have achieved substantial cost savings in our manufacturing process through productivity and process enhancements, including increasing line speeds, utilizing recycled products, reducing scrap and optimizing plastic weight requirements for each product’s specifications.

Cash paid for property, plant and equipment, excluding acquisitions, for 2006, 2007 and 2008 and for the first nine months of 2009, was $190.5 million, $153.4 million, $148.6 million and $104.5 million, respectively. We believe that capital expenditures to maintain and upgrade property, plant and equipment are important to remain competitive. We estimate that on average the annual maintenance capital expenditures are approximately $30 million to $40 million per year. For the fourth quarter of 2009 and for 2010, we expect to make capital expenditures, excluding acquisitions, ranging from $40 million to $50 million and from $140 million to $160 million, respectively.

Most customer orders are manufactured with a lead time of three weeks or less. Therefore, the amount of backlog orders at September 30, 2009 was not material. We expect all backlog orders at September 30, 2009 to be shipped during the fourth quarter of 2009.

Employees

As of September 30, 2009, we had approximately 7,400 employees, 5,900 of whom were located in North America, 1,000 of whom were located in Europe and 500 of whom were located in South America. Approximately 80% of our employees are hourly wage employees, 54% of whom are represented by various labor unions and are covered by various collective bargaining agreements that expire between now and June 2013. In North America, 81% of our employees are hourly employees, 44% of whom are represented by various labor unions. In Europe, 80% of our employees are hourly employees, 92% of whom are represented by various labor unions. In South America, 76% of our employees are hourly employees, 94% of whom are represented by various labor unions. We believe that we enjoy good relations with our employees and there have been no significant work stoppages in the past three years.

Environmental Matters

Our operations, both in the United States and abroad, are subject to national, state, foreign, provincial and/or local laws and regulations that impose limitations and prohibitions on the discharge and emission of, and establish standards for the use, disposal and management of, regulated materials and waste, and that impose liability for the costs of investigating and cleaning up, and damages resulting from, present and past spills, disposals or other releases of hazardous substances or materials. These domestic and international environmental laws can be complex and may change often. Compliance expenses can be significant and violations may result in substantial fines and penalties. In addition, environmental laws such as the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, also known as “Superfund” in the United States, impose strict, and in some cases joint and several, liability on specified responsible parties for the investigation and cleanup of contaminated soil, groundwater and buildings, and liability for damages to natural resources, at a wide range of properties. As a result, we may be liable for contamination at properties that we currently own or operate, as well as at our former properties or off-site properties where we may have sent hazardous substances. We are not aware of any material noncompliance with the environmental laws currently applicable to us and are not the subject of any material environmental claims for liability with respect to contamination at any location. Based on existing information, management believes that it is not reasonably likely that losses related to known environmental liabilities, in aggregate, will be material to our financial position, results of operations, liquidity or cash flows. For our operations to comply with environmental laws, we have incurred and will continue to incur costs, which were not material in fiscal 2008 and the first nine months of 2009, and are not expected to be material in the future.

As a result of the closing of our plant located in Edison, New Jersey in 2008, we are subject to New Jersey’s Industrial Site Recovery Act (“ISRA”). We acquired this facility from Owens-Illinois, Inc. in 2004. ISRA is an environmental law that specifies a process of reporting to the New Jersey Department of Environmental Protection (“NJDEP”) and, in some situations, investigating, cleaning up and/or taking other measures with respect to environmental conditions that may exist at an industrial establishment that has been shut down or is being transferred. We are in the process of evaluating and implementing our obligations under ISRA regarding this facility. We have recorded a preliminary reserve of $0.4 million for this obligation as of September 30, 2009. This amount may change based on results of additional investigation expected to be undertaken for NJDEP.

A number of governmental authorities, both in the United States and abroad, have considered, are expected to consider or have passed legislation aimed at reducing the amount of disposed plastic wastes. Those programs have included, for example, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material and/or requiring retailers or manufacturers to take back packaging used for their products. That legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic wastes, could reduce the demand for certain plastic packaging, result in greater costs for plastic packaging manufacturers or otherwise impact our business. Some consumer products companies, including some of our customers, have responded to these governmental initiatives and to perceived environmental concerns of consumers by using containers made in whole or in part of recycled plastic. To date, we have not been materially adversely affected by these initiatives and developments. We operate a large HDPE bottles-to-bottles recycling plant in York, Pennsylvania.

Intellectual Property

We hold various patents and trademarks. While in the aggregate the patents are of material importance to our business, we believe that our business is not dependent upon any one single patent, group of patents or trademark. We also rely on unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. Third parties could, however, obtain knowledge of our proprietary know-how through independent development or other unauthorized access. In addition to our own patents and proprietary know-how, we are party to licensing arrangements and other agreements authorizing us to use other proprietary processes, know-how and related technology and/or to operate within the scope of certain patents owned by other entities. The duration of our licenses generally ranges from 5 to 17 years. In some cases the licenses granted to us are perpetual and in other cases the term of the license is related to the life of the patent associated with the license. We also have licensed some of our intellectual property rights to third parties.

Properties

At September 30, 2009, we owned or leased 84 plants located in Argentina, Belgium, Brazil, Canada, Finland, France, Mexico, the Netherlands, Poland, Spain, Turkey, the United Kingdom, the United States and Venezuela. Twenty-nine of our plants are located on-site at customer facilities. We believe that our plants, which are of varying ages and types of construction, are in good condition, are suitable for our operations and generally are expected to provide sufficient capacity to meet our requirements for the foreseeable future.

The following table sets forth the location of our manufacturing and administrative facilities, their approximate current square footage, whether on-site or off-site and whether leased or owned as of September 30, 2009. In addition to the facilities listed below, we lease other warehousing space.

	Location	Size (Square Feet)	On-Site or Off-Site	Leased/ Owned
	U.S. Packaging Facilities (1)
1.	Findlay, Ohio	406,800	Off-Site	Owned
2.	York (Household), Pennsylvania	395,554	Off-Site	Owned
3.	Maryland Heights, Missouri	308,961	Off-Site	Owned
4.	Henderson, Nevada	298,407	Off-Site	Owned
5.	Vandalia, Illinois	277,500	Off-Site	Owned
6.	Evansville, Indiana	266,720	Off-Site	Leased
7.	Woodridge, Illinois	265,062	Off-Site	Leased
8.	Rockwall, Texas	241,000	Off-Site	Owned
9.	Modesto, California	238,000	Off-Site	Owned
10.	Hazleton (Household), Pennsylvania	218,384	On-Site	Leased
11.	Holland, Michigan	218,168	Off-Site	Leased
12.	Fremont, Ohio	210,883	Off-Site	Owned

	Location	Size (Square Feet)	On-Site or Off-Site	Leased/ Owned
13.	Bedford, New Hampshire	210,510	Off-Site	Owned
14.	York (Food & Beverage), Pennsylvania	210,370	Off-Site	Leased
15.	Tolleson, Arizona	209,468	Off-Site	Owned
16.	Cartersville, Georgia	208,000	Off-Site	Owned
17.	Florence (Food & Beverage), Kentucky	203,000	Off-Site	Owned
18.	Edison, New Jersey (2)	194,000	Off-Site	Owned
19.	Hazleton (Food & Beverage), Pennsylvania	185,080	Off-Site	Owned
20.	Newell, West Virginia	183,388	On-Site	Leased
21.	Harrisonburg, Virginia	180,000	Off-Site	Owned
22.	Selah, Washington	170,553	Off-Site	Owned
23.	Atlanta, Georgia	165,000	On-Site	Leased
24.	Jefferson, Louisiana	162,047	Off-Site	Leased
25.	Kansas City, Missouri	162,000	Off-Site	Leased
26.	Belvidere, New Jersey	160,000	Off-Site	Owned
27.	Florence (Personal Care/Specialty), Kentucky	153,600	Off-Site	Owned
28.	Cincinnati, Ohio	153,301	Off-Site	Leased
29.	Montgomery, Alabama (2)	150,143	Off-Site	Leased
30.	Emigsville, Pennsylvania	148,300	Off-Site	Leased
31.	Levittown, Pennsylvania	148,000	Off-Site	Leased
32.	Iowa City, Iowa	140,896	Off-Site	Owned
33.	Baltimore, Maryland	128,500	Off-Site	Owned
34.	Santa Ana, California	127,680	Off-Site	Owned
35.	Chicago, Illinois	125,500	Off-Site	Owned
36.	Muskogee, Oklahoma	125,000	Off-Site	Leased
37.	Alta Vista, Virginia	122,680	Off-Site	Leased
38.	Kansas City, Kansas	111,000	On-Site	Leased
39.	Ogden, Utah	105,000	On-Site	Leased
40.	Casa Grande, Arizona	100,000	Off-Site	Leased
41.	Bradford, Pennsylvania	90,350	Off-Site	Leased
42.	Atlanta, Georgia	81,600	Off-Site	Leased
43.	Lakeland, Florida	80,000	Off-Site	Leased
44.	Berkeley, Missouri	75,000	Off-Site	Owned
45.	Cambridge, Ohio	57,000	On-Site	Leased
46.	Port Allen, Louisiana	56,721	On-Site	Leased
47.	Richmond, California	55,256	Off-Site	Leased
48.	Houston, Texas	52,500	Off-Site	Owned
49.	St. Louis, Missouri	48,150	On-Site	Leased
50.	Darlington, South Carolina	43,200	Off-Site	Leased
51.	Vicksburg, Mississippi	31,200	On-Site	Leased
52.	Bordentown, New Jersey	30,000	On-Site	Leased
53.	Joplin, Missouri	29,200	On-Site	Leased
54.	Minster, Ohio	27,674	On-Site	Leased
55.	West Jordan, Utah	25,760	On-Site	Leased
56.	Bradenton, Florida	21,500	On-Site	Leased

	Canadian Packaging Facilities
57.	Mississauga, Ontario	78,416	Off-Site	Owned

	Location	Size (Square Feet)		On-Site or Off-Site	Leased/ Owned
	Mexican Packaging Facilities
58.	Tlalnepantla	214,349		Off-Site	Owned
59.	Pachuca	152,286		Off-Site	Owned
60.	Mexicali	59,700		Off-Site	Leased
61.	Irapuato	54,000		On-Site	Leased
62.	Tlaxcala	9,792		On-Site	Leased

	European Packaging Facilities
63.	Assevent, France	186,000		Off-Site	Owned
64.	Rotselaar, Belgium	162,212		On-Site	Leased
65.	Etten-Leur, Netherlands	124,450		Off-Site	Leased
66.	Ryttyla, Finland	121,079		Off-Site	Owned
67.	Chalgrove, the United Kingdom	104,200		Off-Site	Leased
68.	Meaux, France (3)	80,000		Off-Site	Owned
69.	Aldaia, Spain	75,350		On-Site	Leased
70.	Istanbul, Turkey	45,000		Off-Site	Leased
71.	Lummen, Belgium	42,840		On-Site	Leased
72.	Sulejowek, Poland	32,732		Off-Site	Owned
73.	Villecomtal, France	31,300		On-Site	Leased
74.	Zoetermeer, Netherlands	22,702		On-Site	Leased
75.	Bierun, Poland	10,652		On-Site	Leased
76.	Eskisehir, Turkey	9,461		On-Site	Leased

	South American Packaging Facilities
77.	Valencia, Venezuela	93,757		Off-Site	Leased
78.	Sao Paulo, Brazil	71,300		Off-Site	Leased
79.	Buenos Aires, Argentina (San Martin)	40,501		Off-Site	Owned
80.	Longchamps, Argentina	30,100	**	On-Site	Owned/Leased
81.	Caxias, Brazil	29,493	**	On-Site	Owned/Leased
82.	Rio de Janeiro, Brazil	22,220		On-Site	Leased
83.	Inhauma, Brazil	14,208		On-Site	*
84.	Curitiba, Brazil	12,293		On-Site	*
85.	Carambei, Brazil	7,621		On-Site	*

	Graham Recycling
86.	York, Pennsylvania	44,416		Off-Site	Owned
	Administrative Facilities
•	York, Pennsylvania—Technology Center	159,000		N/A	Leased
•	York, Pennsylvania—Corporate Office	116,400		N/A	Leased
•	Warsaw, Poland—Technology Center	32,636		N/A	Leased
•	Rueil, Paris, France	4,300		N/A	Leased

(1)	Substantially all of our domestic tangible and intangible assets are pledged as collateral pursuant to the terms of the senior secured credit agreement.
(2)	We have closed these facilities.
(3)	We sold this facility on November 12, 2009.
*	We operate these on-site facilities without leasing the space it occupies.
**	The building is owned and the land is leased.

Legal Proceedings

On November 3, 2006, we filed a complaint with the Supreme Court of the State of New York, New York County, against Owens-Illinois, Inc. and OI Plastic Products FTS, Inc. (collectively, “OI”). The complaint alleges certain misrepresentations by OI in connection with our 2004 purchase of O-I Plastic and seeks damages in excess of $30 million. In December 2006, OI filed an Answer and Counterclaim, seeking to rescind a Settlement Agreement entered into between OI and us in April 2005, and disgorgement of more than $39 million paid by OI to us in compliance with that Settlement Agreement. We filed a Motion to Dismiss the Counterclaim in July 2007, which was granted by the Court in October 2007. On August 1, 2007, we filed an Amended Complaint to add additional claims seeking indemnification from OI for claims made against us by former OI employees pertaining to their pension benefits. These claims arise from an arbitration between us and Glass, Molders, Pottery, Plastic & Allied Workers, Local #171 (the “Union”) that resulted in an award on April 23, 2007, in favor of the Union. The Arbitrator ruled that we had failed to honor certain pension obligations for past years of service to former employees of OI, whose seven Union-represented plants were acquired by us in October 2004. In the Amended Complaint, we maintain that under Section 8.2 of the Stock Purchase Agreement between us and OI, OI is obligated to indemnify us for any losses associated with differences in our two companies’ pension plans including any losses incurred in connection with the Arbitration award. The litigation is proceeding.

On April 10, 2009, OnTech Operations, Inc. (“OnTech”) initiated an arbitration proceeding against us, in which OnTech alleges that the Company breached a Bottle Purchase Agreement dated April 28, 2008, and an Equipment Lease dated June 1, 2008. In its Statement of Claims, OnTech alleges, among other things, that our failure to produce bottles as required by the Bottle Purchase Agreement resulted in the failure of its business. As a result, OnTech is seeking to recover the value of its business, which it alleges is between $80 million and $150 million, which is in excess of 10% of our current assets. The arbitration is currently scheduled to be heard by a three arbitrator panel between March 15, 2010 and March 23, 2010.

We believe that OnTech’s claims are without legal, contractual or factual merit. We are vigorously defending against these claims and feel that the likelihood of our not prevailing is remote. Accordingly, we have not accrued a loss on this claim.

We are a party to various other litigation matters arising in the ordinary course of business. Our ultimate legal and financial liability with respect to such litigation cannot be estimated with certainty, but management believes, based on its examination of these matters, experience to date and discussions with counsel, that ultimate liability from our various litigation matters will not be material to our business, financial condition, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages as of January 1, 2010 and positions with our company of the persons who will serve as our directors and executive officers upon the consummation of this offering.

Name	Age	Position	Class
Mark S. Burgess	50	Chief Executive Officer and Director	II
David W. Bullock	45	Chief Financial Officer
Ashok Sudan	56	Executive Vice President and General Manager, Global Food and Beverage
Peter T. Lennox	47	Senior Vice President, General Manager of Household Chemical and Automotive, Personal Care/Specialty and South America
David W. Cargile	49	Senior Vice President, Global Technology and General Manager of the Proprietary Machinery Business Unit
Martin F. Sauer	55	Senior Vice President, Global Sourcing
Michael L. Korniczky	44	Vice President, General Counsel and Secretary
Chinh E. Chu	43	Chairman	III
James A. Quella	59	Director	I
Charles E. Kiernan	64	Director	I
Gary G. Michael	69	Director	III
John R. Chiminski	45	Director	III
Angelo G. Acconcia	30	Director	II

Mark S. Burgess will serve as a member of our board of directors following this offering and has been our Chief Executive Officer since January 1, 2009. Prior to that, Mr. Burgess served as our Chief Financial Officer from December 2006 until May 2009, and Chief Operating Officer since April 2008. Mr. Burgess served as President and Chief Executive Officer, as well as Chief Financial Officer, of Anchor Glass Container Corporation from May 2005 until September 2006. He previously served as Executive Vice President and Chief Financial Officer of Clean Harbors Environmental Services, Inc. from April 2003 to April 2005. Between 1990 and 2003, he held senior financial and operational management roles at JL French Automotive Castings and Trailmobile Corporation, and prior to that, he served as a Vice President at Chase Manhattan Bank.

David W. Bullock has been our Chief Financial Officer since May 5, 2009. Prior to that, Mr. Bullock served as Chief Operating Officer, as well as Executive Vice President and Chief Financial Officer, of UAP Holding Corporation, a distributor of agricultural-related products, from 2002 until 2008. Prior to this, Mr. Bullock was employed by FMC Corporation from 1995 until 2002.

Ashok Sudan has been our Executive Vice President and General Manager, Global Food and Beverage since November 2004. Prior to that, Mr. Sudan served as our Senior Vice President and General Manager, Global Food and Beverage; Senior Vice President and General Manager, Europe and North America Food and Beverage Polyolefins; and Vice President and General Manager, Europe since September 2000. Prior to September 2000, Mr. Sudan served as our Vice President Operations, Food and Beverage/PET, a position he entered in 1998. Prior to that, Mr. Sudan held various management positions in manufacturing.

Peter T. Lennox has been our Senior Vice President, General Manager of Household Chemical and Automotive, Personal Care/Specialty and South America since April 2008. Prior to that, Mr. Lennox served as our Senior Vice President and General Manager of Household Chemical and Automotive, and Personal Care/Specialty since January 2006. Prior to that, Mr. Lennox served as our Vice President and General Manager for Household; Vice President and General Manager for the Personal Care/Specialty Business; Vice President and Business Manager for Food and Beverage PET Business; and Vice President and General Manager in the company’s European Business. Prior to September 2000, Mr. Lennox served as Vice President of Sales, Marketing and Business Development, Food and Beverage, at the Kerr Group.

David W. Cargile has been our Senior Vice President, Global Technology and General Manager of the Proprietary Machinery Business Unit since July 2006. Prior to that, Mr. Cargile served as our Vice President of Global Technology since 2003. Prior to that, Mr. Cargile served as our Vice President, Commercial and Technical Development Europe Business Unit since September 2000. Prior to September 2000, Mr. Cargile was our Director of Product Development and Research and Development.

Martin F. Sauer has been our Senior Vice President, Global Sourcing since August 2007. Prior to that, Mr. Sauer served as our Vice President, Global Sourcing since January 2001. Prior to that, Mr. Sauer served as Director, Global Sourcing since May 2000. Prior to that, Mr. Sauer served as the Supply Chain Director of Asia for Burmah Castrol from 1996 to 2000. Prior to Castrol, Mr. Sauer worked for Exxon for twelve years.

Michael L. Korniczky has been our Vice President, General Counsel and Secretary since March 2007. Prior to that, Mr. Korniczky served as Assistant General Counsel for Crown Holdings, Inc., a global metal container manufacturing company, from 1998 through 2007. Prior to that, Mr. Korniczky was an attorney in private practice. Mr. Korniczky is admitted to practice in Pennsylvania, Illinois and before the United States Patent and Trademark Office.

Chinh E. Chu has been a member of our board of directors prior to this offering, will serve as the Chairman of our board of directors following this offering and has served as a member of the advisory committee of Graham Packaging Holdings Company (the “Advisory Committee”) since May 2005. Mr. Chu is a Senior Managing Director in the Blackstone Private Equity Group. Since joining Blackstone in 1990, Mr. Chu has led Blackstone’s investments in Stiefel Laboratories, ReAble Therapeutics’ acquisition of DJ Orthopedics, Biomet, Catalent Pharma Solutions, Alliant, ReAble Therapeutics, Celanese, Nalco, SunGard Data Systems, Nycomed and LIFFE. He has also been involved in Blackstone’s investments in FGIC, Sirius Satellite Radio, StorageApps, Haynes International, Prime Succession/Rose Hills, Interstate Hotels, HFS and Alco Holdings. Mr. Chu is currently a director of Alliant, Healthmarkets, DJO Incorporated, Catalent Pharma Solutions, SunGard Data Systems, Allied Barton, Bank United and Bayview. Before joining Blackstone, Mr. Chu worked at Salomon Brothers in the Mergers and Acquisitions Department.

James A. Quella has been a member of our board of directors prior to this offering, will serve as a member of our board of directors following this offering and has served as a member of the Advisory Committee and as Vice President, Assistant Treasurer and Assistant Secretary of Graham Packaging Holdings Company since October 2005. Mr. Quella is a Senior Managing Director and Senior Operating Partner in the Blackstone Private Equity Group. He is also a member of the firm’s Private Equity Investment Committee. Prior to joining Blackstone in 2004, Mr. Quella was a Managing Director and Senior Operating Partner with DLJ Merchant Banking Partners (“DLJMB”)-CSFB Private Equity. Prior to that, Mr. Quella worked at Mercer Management Consulting and Strategic Planning Associates, its predecessor firm, where he served as a senior consultant to CEOs and senior management teams, and was Co-Vice Chairman with shared responsibility for overall management of the firm. In addition to Graham Packaging, Mr. Quella currently serves on the boards of Freescale Semiconductor, Michaels Stores, The Nielsen Group and Vanguard Health Systems.

Charles E. Kiernan has served as a member of the Advisory Committee since July 2002 and will serve as a member of our board of directors following this offering. Prior to this appointment, Mr. Kiernan was the Executive Vice President and a member of the Executive Council for Aramark Corporation from 1998 to 2000, where he served as President of the Food and Support Services unit. Mr. Kiernan was employed by Duracell from 1986 to 1997. He served as the President and Chief Operating Officer of Duracell International Inc. from 1994 to 1997, during which time he also served as a Director of the company, and President of Duracell North America from 1992 to 1994. Mr. Kiernan served as a member of the Board of Trustees of the National Urban League.

Gary G. Michael has served as a member of the Advisory Committee since October 2002 and will serve as a member of our board of directors following this offering. Mr. Michael served as Interim President of the University of Idaho from June 2003 to July 2004. Prior to this position, he served as Chairman of the Board and

Chief Executive Officer of Albertson’s, Inc., a national food and drug retailer, from February 1991 until his retirement in April 2001. Prior to that, he served as Vice Chairman, Executive Vice President and Senior Vice President of Finance of Albertson’s and served on the Board of Directors from 1979 until his retirement. Mr. Michael is a past Chairman of the Federal Reserve Bank of San Francisco and is a long-time member of the Financial Executives Institute. He currently serves as a Director of Questar, Inc., IdaCorp, the J.A. and Kathryn Albertson Foundation and The Clorox Company.

John R. Chiminski will serve as a member of our board of directors following this offering. Since March 2009, Mr. Chiminski has served as the President and Chief Executive Officer and as a member of the board of directors of Catalent Pharma Solutions, a provider of advanced technologies and services to pharmaceutical, biotechnology and consumer health companies. Prior to joining Catalent Pharma Solutions, Mr. Chiminski served as the President and Chief Executive Officer of GE Medical Diagnostics. Prior to that appointment, Mr. Chiminski held a variety of senior management positions at GE Healthcare.

Angelo G. Acconcia has served as a member of the Advisory Committee since March 2009 and will serve as a member of our board of directors following this offering. Mr. Acconcia is an Associate in the Blackstone Private Equity Group. Since joining Blackstone in 2004, Mr. Acconcia has been involved in the execution of Blackstone’s investments in Allied Barton, Graham Packaging, Kosmos Energy, Nalco, OSUM, TRW Automotive, and Texas Genco. Before joining Blackstone, Mr. Acconcia worked at Morgan Stanley in their Global Energy and Mergers and Acquisitions departments.

Except as described under “Certain Relationships and Related Party Transactions,” there are no arrangements or understandings between any member of our board of directors or executive officer and any other person pursuant to which that person was elected or appointed as a member of our board of directors or executive officer.

Graham Packaging Holdings Company and its general partners have been advised by the Advisory Committee, each member of which was appointed by BCP/Graham Holdings L.L.C. This committee serves solely in an advisory role and does not possess any power to act for or bind the partnership.

Board of Directors and Controlled Company Exception

Following the completion of this offering, we expect our board of directors to consist of seven directors, two of whom, Messrs. Kiernan and Michael, will qualify as independent directors under the corporate governance standards of the New York Stock Exchange and the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended. We will have a classified board of directors, with two directors in Class I (expected to be Messrs. Kiernan and Quella), two directors in Class II (expected to be Messrs. Burgess and Acconcia) and three directors in Class III (expected to be Messrs. Chu, Michael and Chiminski). See “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws—Classified Board of Directors.”

After the completion of this offering, Blackstone will beneficially own 58.1% (or 53.1% if the underwriters exercise their option to purchase additional shares in full) of our common stock and voting power. As a result, (x) under the terms of the stockholders’ agreement, Blackstone will be entitled to nominate four of the seven members of our board of directors (see “Certain Relationships and Related Party Transactions—Stockholders’ Agreements”) and (y) we will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange corporate governance standards, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the New York Stock Exchange corporate governance rules.

Committees of the Board of Directors

After the Reorganization and the completion of this offering, the standing committees of our board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Upon the completion of this offering, we expect to have an audit committee, consisting of Messrs. Kiernan and Michael, both of whom qualify as independent directors under the corporate governance standards of the New York Stock Exchange and the independence requirements of Rule 10A-3 of the Exchange Act. We expect to appoint a third new independent member within one year of the completion of this offering. Prior to the completion of this offering, our board of directors will determine which member of our audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the audit committee will be to assist our board of directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.

Our board of directors will adopt a written charter for the audit committee which will be available on our website upon the completion of this offering.

Compensation Committee

Upon the completion of this offering, we expect to have a compensation committee, consisting of Messrs. Chu, Kiernan and Quella. The purpose of the compensation committee will be to assist our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board of directors will adopt a written charter for the compensation committee which will be available on our website upon the completion of this offering.

Nominating and Corporate Governance Committee

Upon the completion of this offering, we expect to have a nominating and corporate governance committee, consisting of Messrs. Acconcia, Quella and Michael. The purpose of our nominating committee will be to assist our board of directors in discharging its responsibilities relating to (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers and (3) other corporate governance matters.

Our board of directors will adopt a written charter for the nominating and corporate governance committee which will be available on our website upon completion of this offering.

Director Compensation

Upon completion of this offering, we do not expect to pay our directors who are either employed by us or Blackstone any compensation for their services as directors. Our other directors will receive quarterly fees as follows:

•	$18,750 for each quarter serving as a director;

•	$4,375 for chairperson of the audit committee and $3,125 for any other member of the audit committee;

•	$3,125 for chairperson of the compensation committee or nominating and corporate governance committee and $1,875 for any other member of such committee; and

•	$1,000 for attendance in person at any regularly scheduled full board or committee meeting.

We will also reimburse our other directors for any reasonable expenses incurred by them in connection with services provided in such capacity. Our other directors may also receive incentive awards under our corporate incentive plans.

Our directors did not receive any additional compensation for their service as directors for the year ended December 31, 2009.

For information on compensation paid to the Advisory Committee in the year ended December 31, 2009, see “—2009 Advisory Committee Compensation.”

Compensation Discussion and Analysis

Overview

Our compensation philosophy for our chief executive officer, our chief financial officer, our three other most highly compensated executive officers who were serving as of December 31, 2009 and our former Senior Vice President, Global Human Resources (Messrs. Burgess, Bullock, Knowlton, Sudan, Nachbar and Lane individually, a “Named Executive Officer” and, collectively, the “Named Executive Officers”) has been driven by the need to recruit, develop, motivate and retain top talent both in the short-term and long-term and to support our values in the areas of people, technology and customer satisfaction. The same compensation philosophy has been applied to all levels of managerial employees from mid-level managers or professionals and above. Exceptions to this principle are generally due to local requirements. Other factors affecting compensation are:

•	annual company performance;

•	impact of the employee’s performance on our results;

•	our objective to provide total compensation that is higher than competitive levels when aggressive company goals are exceeded; and

•	internal equity and external market competitiveness.

Purpose and Philosophy

We follow several principles in the development and administration of the three main elements of our executive compensation program: base salary, annual incentive awards and long-term incentive awards. In establishing executive compensation, we believe that:

•	Our executive compensation programs are aligned with and support the strategic direction of our business;

•	Our compensation programs encourage behavior consistent with our values and reinforce ethical business practices;

•	We design compensation levels to reflect the level of accountability and future potential of each executive and the achievement of outstanding individual results;

•	Our compensation programs link executive compensation to the creation and maintenance of our long-term equity value;

•	As an executive’s level of responsibility increases, the proportion of compensation “at risk” increases; however, executive compensation programs should not encourage excessive or unnecessary risks;

•

Executive ownership in our company is essential to maintaining alignment of the executive’s interests to those of the stockholders, and we plan to set stock ownership guidelines which call for higher levels of ownership as responsibility increases; and

•	The design and administration of our compensation programs will reflect best practices to be financially efficient, affordable and legally compliant.

Administration and Role of Executives in Establishing Compensation

Our managing general partner has delegated administration of our executive compensation program to the Compensation Committee of the Advisory Committee (the “Compensation Committee”), composed of Messrs. Kiernan and Quella. Our chief executive officer and chief human resources officer provide recommendations regarding the design of our compensation programs to the Compensation Committee. Upon the Compensation Committee’s approval, the execution of the elements of the executive compensation programs is the responsibility of the chief human resources officer. The Compensation Committee has utilized an independent consulting firm with respect to executive compensation matters in the past. Upon consummation of the Reorganization and the offering contemplated by this prospectus, we expect to appoint a compensation committee of the board of directors and that our board of directors will delegate the administration of our executive compensation program to such newly appointed committee.

Compensation Consultants and Benchmarking Data

We and the Compensation Committee do not currently have any contractual relationships with any compensation consultants. From time to time, we, through our Human Resources function, have worked with an independent compensation consultant to ascertain best practices and market trends in the design of executive compensation programs. The Compensation Committee did not use a compensation consultant in connection with setting 2009 executive compensation. However, the Compensation Committee has considered general comparative marketplace compensation data (which includes data from the 250 largest U.S. companies in the Standard & Poor’s 500 Index) obtained from our past compensation consultant to enhance its understanding of current general marketplace practices.

Elements of Our Executive Compensation and Benefits Programs

Consistent with the philosophy that compensation to the executive officers should be aligned closely with our short and long-term financial performance, a portion of executive compensation is “at risk” and is tied to the attainment of previously established financial goals. However, we believe that it is prudent to provide competitive base salaries and other benefits to attract and retain the appropriate management talent in order to achieve our strategic objectives. Accordingly, we provide compensation to our Named Executive Officers through a combination of the following:

•	base salary;

•	annual cash incentives;

•	limited perquisites; and

•	long-term equity incentives (equity option awards).

Relative Size of Major Compensation Elements

The combination of base salary, annual cash incentives, limited perquisites and long-term equity incentives comprises total direct compensation. In setting executive compensation, the Compensation Committee considers the aggregate compensation payable to a Named Executive Officer and the form of that compensation. The Compensation Committee seeks to achieve the appropriate balance between immediate cash rewards and long-term financial incentives for the achievement of both annual and long-term financial and non-financial objectives.

The Compensation Committee believes that making a significant portion of an executive officer’s compensation contingent on annual results more closely aligns the executive officer’s interests with those of the owners. For superior performance, annual cash incentive awards pay out at above targeted levels and for below-target performance, awards pay out at below target levels or not at all. At the beginning of each year, as part of our normal performance review, the chief executive officer recommends to the Compensation Committee adjustments to base salary and annual incentive awards for executive officers. The Compensation Committee approves all compensation adjustments for executive officers.

Named Executive Officers have a substantial portion of compensation that is variable and “at risk.” The portion of variable, performance-based compensation increases directly with the executive’s level of responsibility to ensure that the most senior executives are held most accountable for operating performance and changes in owner value. Performance-based pay programs comprise the majority of the total direct compensation packages for most of the Named Executive Officers.

The Compensation Committee may decide, as appropriate, to modify the mix of base salary, annual cash incentives, perquisites and long-term equity incentives to best fit a Named Executive Officer’s specific circumstances. For example, the Compensation Committee may make the decision to award more cash and not grant an equity award. This provides more flexibility to the Compensation Committee to reward executive officers appropriately as they near retirement, when they may only be able to partially fulfill the vesting required for equity options. The Compensation Committee may also increase the size of equity option grants to an executive officer if the total number of career equity option grants does not adequately reflect the executive’s current position with us or if an above-market compensation package is necessary to attract and retain critical talent.

Timing of Compensation Decisions

All elements of the Named Executive Officers’ compensation are reviewed each February, after a review of financial, operating and personal objectives with respect to the prior year’s results. At that time, the financial, operating and personal objectives are determined for the current year. The Compensation Committee may, however, review salaries, long-term equity incentives and other elements of compensation at other times as the result of new appointments, promotions or other events during the year.

The following table summarizes the approximate timing of significant compensation events:

Event	Timing
Base salary review and recommendation.	First quarter of the fiscal year for base salary for the current year.

Executive performance evaluation and corresponding compensation recommendations.	Results approved in February of each fiscal year for annual cash incentive with respect to prior year. Earned incentive paid in March.

Merit increases for executives.	Effective first pay period in June.

Granting of equity options to executives.	No set period.

Advisory Committee meetings.	Advisory Committee typically meets quarterly.

Establish executive officer financial objectives.	February of each year for the current year.

Establish executive officer personal objectives.	First quarter of each year for the current year.

Base Salary

Base salaries for Named Executive Officers are generally fixed for several years, except for annual merit increases or increases in connection with a change in responsibility. Base salary adjustments to ensure market competitiveness for Messrs. Sudan and Lane (other than in connection with annual merit increases) were last reviewed in 2004, in connection with a market survey of comparable companies completed by Mercer Human Resource Consulting for us (the “2004 Survey”). Messrs. Knowlton, Burgess, Bullock and Nachbar were not employed by us at the time of the 2004 Survey, but upon their employment with us, their salaries were negotiated to be comparable to the former executive officers of the same positions at the Company. The base salary of Mr. Burgess was adjusted upon assuming the position of chief executive officer on January 1, 2009 and is reflected in Mr. Burgess’ amended and restated employment agreement described under “—Employment Agreements.”

The Compensation Committee has determined in the past that Named Executive Officers should generally receive only annual merit increases to their salaries that are equal to those increases that are implemented on a company-wide basis. The Compensation Committee annually reviews base salary for executive officers and makes adjustments only when necessary based on executive and company performance.

There are occasions when a base salary can be reduced, such as when a Named Executive Officer moves to a position of lesser responsibility in the organization. Alternatively, base salary can be frozen for a number of years until it falls in line with comparable positions. This type of adjustment will depend on individual situations.

Annual Incentive Compensation

Cash incentive awards may be earned under our Corporate Incentive Plan (“CIP”), a component of our Annual Incentive Plan (“AIP”), and will be paid to participants in March of the following year. For 2009, awards earned under the CIP, if any, will be paid in March 2010.

The CIP’s design objectives are:

•	to reinforce among all participants the importance of their individual and collective contributions to our continued success;

•	to encourage initiative and sound judgment among participants in all business decisions and in the day-to-day execution of their jobs;

•	to link executive compensation to particular elements of our financial performance; and

•	to encourage teamwork and improve our overall return on investment.

The CIP provides cash incentive awards to Named Executive Officers and other executive and management employees for achieving and exceeding annual, company-wide financial goals, business unit specific financial goals and individual performance goals. In cases of exceptional and/or extraordinary performance, a CIP award may be adjusted upwards or downwards to provide bonuses higher or lower than those that would otherwise be payable under the CIP.

Each participant in the CIP has a bonus potential, computed as a percentage of salary, based on job level. Such bonus potential target for Named Executive Officers ranged between 60% and 180% of their respective salaries in 2009. The CIP also provides for maximum bonuses equivalent to 120% of bonus potential target in 2009 based on exceeding the CIP targets. Such maximum bonuses for Named Executive Officers range between 70% and 216% in 2009 of their respective salaries.

For 2009, CIP goals and targets for Messrs. Burgess, Knowlton, Bullock and Nachbar and their respective weightings are covenant compliance EBITDA, with a target of $442.7 million (60%), and free cash flow, with a target of $120 million (40%). Free cash flow for a period is defined as cash flow from operations during that period minus cash paid for capital expenditures during that period. If we achieve less than $420 million and $110 million in corporate covenant compliance EBITDA and free cash flow, respectively, in 2009, each Named Executive Officer will receive 0% of his bonus potential with respect to the respective components. If we achieve $447 million and $145 million in corporate covenant compliance EBITDA and free cash flow, respectively, in 2009, each Named Executive Officer will receive 120% of his bonus potential with respect to the respective components. To ensure focus on specific business unit results, the targets for Mr. Sudan and their respective weightings are covenant compliance EBITDA, with a target of $442.7 million (15%), business unit adjusted EBITDA (40%), business unit sales (25%) and other business unit goals (20%). The business unit adjusted EBITDA target for 2009 was set at a challenging level. For example, if the business unit adjusted EBITDA target for the year ended December 31, 2009 had been a component of the CIP in the five years preceding the year ended December 31, 2009, the target for the year ended December 31, 2009 would have been met based on actual historical performance during each of those years in only one out of the five years. The business unit sales factor is a subjective factor, and performance in respect of that factor will be based on an evaluation by our chief executive officer of a variety of sales objectives, such as growth in adjacent markets, the engagement of new customers and the further penetration of the existing customer base. The other business unit goals comprising Mr. Sudan’s bonus target are based on a variety of individually immaterial factors, including capital expenditures spending, inventory management and productivity measures. For more information on the calculation of covenant compliance EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Actual payments under the 2009 CIP are based on our consolidated and business unit financial and operational results. As our financial report for the year ended December 31, 2009 has not yet been finalized, we are not yet able to compare actual financial performance against the 2009 CIP targets. The determination of whether and to what extent amounts will be payable under the 2009 CIP therefore has not yet been determined. Amounts payable under the 2009 CIP, if any, are expected to be paid in March 2010. The following discussion illustrates how the amounts payable under the 2008 CIP were determined for Messrs. Burgess, Knowlton, Sudan and Lane. Messrs. Bullock and Nachbar were not employed by us in 2008 and thus did not have targets set and actual payments made under the 2008 CIP. The 2009 CIP is structured to operate in a substantially similar manner as the 2008 CIP, with the 2009 CIP components and their respective weightings described above.

In 2008, the award targets for Messrs. Knowlton, Burgess and Lane were based entirely on our total performance, and the award targets for Mr. Sudan were based 20% on our total performance and 80% on his respective business unit’s performance. In 2008, the CIP target for corporate adjusted EBITDA was $448 million. If we had achieved less than $415 million in adjusted EBITDA in 2008, each Named Executive Officer would have received 0% of his bonus potential with respect to the adjusted EBITDA component. If we had achieved $453 million or more in adjusted EBITDA in 2008, each Named Executive Officer would have received 110% of his bonus potential with respect to the corporate adjusted EBITDA component. The business unit adjusted EBITDA target was set at a challenging level. For example, if the business unit adjusted EBITDA targets for the year ended December 31, 2008 had been components of the CIP in the five years preceding the year ended December 31, 2008, the targets for the year ended December 31, 2008 would have been met based on actual historical performance during each of those years in one out of five years for Mr. Sudan.

In 2008, the CIP target for corporate capital spending was $171.5 million. If we had spent more than $188.7 million in corporate capital spending in 2008, each Named Executive Officer would have received 0% of his bonus potential with respect to the corporate capital spending component. If we had spent less than $154.4 million in corporate capital spending in 2008, each Named Executive Officer would have received 110% of his bonus potential with respect to the corporate capital spending component. The business unit capital spending targets were set at a challenging level. For example, if the business unit capital spending targets for the year ended December 31, 2008 had been components of the CIP in the five years preceding the year ended December 31, 2008, the targets for the year ended December 31, 2008 would have been met based on actual historical performance in three out of five years for Mr. Sudan.

Quarterly working capital targets are based on the combination of days of sales outstanding in accounts receivable and days of inventory on hand. Working capital targets are set at a challenging level; for example, if working capital targets had been a component of the CIP in the five years preceding the year ended December 31, 2008, the targets for the year ended December 31, 2008 would have been met based on actual historical performance during each of those years on a consolidated basis nine out of twenty quarters, and on a business unit basis for Mr. Sudan four out of twenty quarters.

Actual amounts paid under the 2008 CIP were calculated by multiplying each Named Executive Officer’s base salary by his bonus potential percentage, adjusted by an achievement factor representing our actual achievement under each component as detailed in the following tables.

Salary	X	Bonus Potential Percentage	=	Bonus Potential Target

Bonus Potential Target	X	Achievement Factor	=	Actual Bonus Paid

The calculation of amounts payable under the CIP in 2008 are demonstrated in the table below. Actual amounts paid are also reflected in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation” under the “2008” designation.

Name	2008 Salary	Bonus Potential Percentage	Bonus Potential Target	Achievement Factor (1)	Actual Bonus Paid
Burgess	$600,000	180.0%	$1,080,000	102.8%	$1,110,432
Knowlton	826,884	180.0	1,488,391	102.8	1,530,330
Lane	262,401	60.0	157,441	102.8	161,877
Sudan	354,859	133.0	471,962	89.0	420,107

(1)	The “achievement factor” for each Named Executive Officer is calculated by adjusting the achievement of our company against pre-determined targets for each component by the respective weights given to each component. The weightings of the components for the 2008 CIP and actual results with respect to each component are set forth in the table below. For more information on the calculation of adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

2008 Components of Bonus Potential	Weighting of Component	Actual Achievement of Component (0%-110%)	Resulting Achievement Factor
Messrs. Knowlton, Burgess and Lane:
Corporate Adjusted EBITDA	75%	107.6%	80.7%
Corporate Capital Spending	10	110.0	11.0
Corporate Quarterly Working Capital	15	74.1	11.1

Total	100%		102.8%

Mr. Sudan:
Corporate Adjusted EBITDA	20%	107.6%	21.5%
Business Unit Adjusted EBITDA	60	81.9	49.1
Business Unit Capital Spending	10	110.0	11.0
Business Unit Quarterly Working Capital	10	73.45	7.4

Total	100%		89.0%

An Incentive Plan Committee, comprised of the chief executive officer, chief financial officer and senior vice president, global human resources of the Operating Company, reviewed our goals and designated position eligibility and relative target awards under the 2009 CIP. The senior vice president, global human resources of the Operating Company was responsible for administering and maintaining the 2009 CIP and the Incentive Plan Committee reviewed documentation justifying discretionary awards. The Incentive Plan Committee has reviewed and approved all terms and conditions of the 2009 CIP.

The Incentive Plan Committee had the sole discretion to include or exclude certain financial costs or benefits in the calculation of financial targets used in the 2009 CIP. In cases of exceptional and/or extraordinary performance based on the sole discretion of our chief executive officer, the Incentive Plan Committee reserves the right to award bonuses greater than those that would otherwise be payable under the CIP. Additionally, the CIP provides for a discretionary incentive pool for rewarding selected participants for exemplary performance. The Incentive Plan Committee also reserves the right to award bonuses that are less than those defined by this program, including the right not to award a bonus in a given year to any individuals.

Participation in the CIP does not give any employee the right to be retained in the service of our company, or our subsidiaries, or any right to claim any benefit under the program unless such right had specifically accrued under the terms of the program.

In connection with the Reorganization and this offering, we will amend and structure the AIP to set the maximum bonus amount that may be payable to any participant in a manner intended to comply with the transition period exception under Section 162(m) of the Code. The exemption applies to compensation plans or agreements that existed prior to the initial public offering where the terms of such plans are disclosed in the initial public offering prospectus. For each fiscal year after the transition period, we expect that the AIP will be structured so that payments thereunder will qualify as performance-based compensation under Section 162(m) of the Code and that the plan will be administered by a compensation committee of the board of directors. The “performance criteria” under the AIP for purposes of satisfying Section 162(m) of the code are limited to the following: (i) net earnings (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation and (D) amortization), (ii) gross or net sales or revenue, (iii) net income (either before or after taxes), (iv) operating earnings or profit, (v) cash flow (including, but not limited to, operating cash flow and free cash flow), (vi) return on assets, (vii) return on capital, (viii) return on stockholders’ equity, (ix) return on sales, (x) gross or net profit or operating margin, (xi) costs, (xii) funds from operations, (xiii) expenses, (xiv) working capital, (xv) earnings per share, (xvi) price per share of Company common stock, (xvii) regulatory body approval for commercialization of a product, (xviii) implementation or completion of critical projects, (xix) market share, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices, (xx) capital expenditures, (xxi) specific productivity, and (xxii) attainment of certain levels of accounts receivable and inventory.

From time to time, we may grant discretionary bonuses to executive officers in recognition of exemplary service. In the year ended December 31, 2009, we paid Mr. Sudan an incentive payment of $28,000 for extraordinary performance on sales improvement goals and international market expansion goals.

Equity Options

Equity options are a vital piece of our total compensation package and are designed to support our long-term strategy, provide a mechanism to attract and retain talent and to create a commonality of interest between management and our owners. Our managing general partner has delegated responsibility for option grants under our equity option and incentive plans to the Compensation Committee. Upon consummation of the Reorganization and the offering contemplated by this prospectus, we expect to delegate responsibility for option grants under our equity option and incentive plans to the compensation committee of the board of directors. The Compensation Committee has made grants of equity options as a reward for demonstrated performance and leadership, in connection with the appointment of executive officers (including Named Executive Officers) and to provide incentives for future exceptional performance. The size of equity option grants increases with the level of responsibility of the executive position.

With respect to our Named Executive Officers, the most recent equity grants for Messrs. Sudan and Lane were made in connection with the 2004 acquisition of O-I Plastic and were made in connection with grants on a company-wide basis. With respect to Messrs. Knowlton, Burgess, Bullock and Nachbar, equity grants were made in connection with their appointment to our company (and in the case of Mr. Burgess, in connection with his appointment as Chief Executive Officer at the beginning of 2009) and were a result of negotiations of their respective employment arrangements. Participating in that negotiation were members of the Compensation Committee who on a regular basis participate in negotiations with executives at other private equity portfolio companies and are experienced and knowledgeable in the levels of equity grants required to retain executives. As a privately held company, equity grants were not part of the annual compensation package of any of the Named Executive Officers.

Options have been granted under the terms of the Graham Packaging Holdings Company Management Option Plan (the “1998 Option Plan”), the 2004 Graham Packaging Holdings Company Management Option Plan (the “2004 Option Plan”) and the 2008 Graham Packaging Holdings Company Management Option Plan (the “2008 Option Plan” and, collectively with the 1998 Option Plan and the 2004 Option Plan, the “Option Plans”).

In general, options awarded under the 1998 Option Plan vest according to either a time-based component or time-based and performance-based components as follows: 50% of the options vest and become exercisable in 20% increments annually over five years, so long as the holder of the option is still an employee on the vesting date, and 50% of the options vest and become exercisable in 20% increments annually over five years, so long as we achieve specified adjusted EBITDA targets for each year, although these options do become exercisable in full without regard to our achievement of these targets on the ninth anniversary of the date of grant, so long as the holder of the option is still an employee on that date. The covenant compliance EBITDA target for 2009 was $442.7 million.

In general, time-based options awarded under the 2004 Option Plan and the 2008 Option Plan vest and become exercisable in 25% increments annually over four years, so long as the holder of the option is still an employee on the vesting date, and in limited circumstances, options have been granted under the 2004 Option Plan and the 2008 Option Plan with vesting subject to the additional requirement of the achievement of a covenant compliance EBITDA target. See “—Option Awards” below. In some circumstances, options have been granted under the 2008 Plan that vest contingent upon the employee’s continuous employment with us and the sale by Blackstone of its entire interest in us, with the vesting percentage based upon the multiple of invested capital Blackstone achieves in such a sale (“MOIC options”). We agreed to amend these “MOIC” options to provide that the options will vest in accordance with the multiple of the invested capital Blackstone achieves if the employee remains continuously employed with us through the date on which Blackstone sells 75% of its interest in us. Employees can also qualify for additional vesting if Blackstone achieves additional multiple of invested capital milestones upon subsequent sales of its interest in us provided that those employees remain employed through a date that precedes such subsequent sale by three months or less.

Generally, upon a holder’s termination, all unvested options are forfeited and vested options must be exercised within 90 days of the termination event, with variations based on the circumstances of termination. Mr. Knowlton served as our Chief Executive Officer from December 2006 until December 2008 and as our Executive Chairman from that time until December 2009. In recognition of Mr. Knowlton’s service to our company, the nature and timing of our initial public offering and additional covenants by Mr. Knowlton, we recently amended Mr. Knowlton’s remaining vested options to permit him to exercise his options for up to 240 days after his December 31, 2009 termination date.

Options awarded under the Option Plans have a term of ten years. In the past, we have amended the terms of specified options to extend their terms. See the footnotes to the Outstanding Equity Awards at 2009 Fiscal Year End table for more information.

In order to permit our employees to obtain marketable securities upon the exercise of their options to purchase units in Graham Packaging Holdings Company under any of its option plans, we intend to permit any of our employees who hold these options to enter into an exchange agreement with us. Under the exchange agreement, option holders will have the right to exchange the partnership units that they obtain through the exercise of their options for our shares of publicly traded common stock. Pursuant to the terms of the Management Exchange Agreement, option holders will agree not to directly or indirectly sell any of our shares that they may hold for a period of 180 days following the effective date of the registration statement, of which this prospectus is a part.

For further information on grants of equity options in 2009, see “—2009 Grants of Plan-Based Awards” and “—Option Awards.”

At the time of the consummation of this offering, we also intend to grant additional unvested options to acquire shares of our common stock under the 2010 Stock Plan to certain members of our management, including certain of our Named Executive Officers. These options will vest in 25% increments over a period of four years and, once vested, generally will remain exercisable for a period of up to ten years from the date of grant, subject to the recipient’s continued employment with us (with limited post-termination exercise periods varying based upon the circumstances of termination). All unvested options granted in connection with the offering will vest fully and immediately upon a change of control of our company. The exercise price per share of these options will be equal to the initial public offering price per share. We expect to grant certain of our Named Executive Officers these stock options to acquire up to the following number of shares: Mr. Burgess 347,136 shares; Mr. Bullock 117,603 shares and Mr. Sudan 78,276 shares. See “—2010 Stock Plan.”

Benefits

Retirement Benefits

In line with our aim to encourage long-term service and promote retention, a 401(k) plan is made available to all U.S. employees, including Named Executive Officers. We believe that both current compensation and longer-term benefit plans are important elements of the compensation package. Effective January 1, 2009, the 401(k) plan provides a non-elective cash contribution of 3% of base salary and a 50% company match up to 4% of base salary, up to the statutory maximum.

Effective December 31, 2006, we froze our defined benefit pension plans for specified salaried and hourly employees, including several Named Executive Officers, and implemented the non-elective 401(k) benefit described above.

Pursuant to Mr. Knowlton’s employment agreement, as amended on December 18, 2008, Mr. Knowlton became eligible on December 31, 2009 for an annual retirement payment of $640,000 for 10 years payable on January 31 of each of the ten years following that date.

In connection with Mr. Lane’s retirement on April 24, 2009, and in consideration of his long standing service to our company, we agreed to pay Mr. Lane approximately one year’s worth of salary. Mr. Lane is also eligible for a pro-rated bonus payment, subject to achievement of performance criteria under the CIP. For 2009, CIP goals and targets for Mr. Lane and their respective weightings are: covenant compliance EBITDA (25.0%), cash flow (10.0%), net sales (5.0%) and business unit performance (60.0%). In addition, Mr. Lane’s options to purchase limited partnership units in Graham Packaging Holdings Company vested on his retirement and will expire on the earlier of a change in control of our company or the original option term.

Pension Plans

In the year ended December 31, 2009, we maintained a noncontributory, defined benefit pension plan for salaried and hourly employees other than employees covered by collectively bargained plans. We also sponsored other noncontributory defined benefit plans under collective bargaining agreements. These plans covered substantially all of our U.S. employees. The defined benefit plan for salaried employees and hourly employees, including several Named Executive Officers, provides retirement benefits based on the final five years average compensation and years of service for salaried employees, while providing benefits based on years of service for hourly employees. Employees are eligible for early retirement benefits at age 55, provided that they have provided 10 years of eligible service. This plan was frozen as of December 31, 2006. As a result, the maximum years of service a participant can earn for benefit accrual is 18 years under the current plan benefit formula, excluding any employees who carried over accrued benefits from a predecessor plan. See note 14 of the notes to consolidated financial statements for information regarding our pension plans.

The compensation covered by the defined benefit plan is an amount equal to “Total Wages” (as defined therein) for salaried employees. This amount includes the annual Salary and Bonus amounts shown in the Summary Compensation Table for the Named Executive Officers who participated in the plan. Messrs. Knowlton and Burgess accrued no years of service at the time the plan was frozen. Currently, of the Named Executive Officers, only Mr. Sudan is eligible for early retirement benefits. Benefits under the plan are computed on the basis of straight-life annuity amounts.

Other Benefits

We also provide other benefits, such as medical coverage and life and disability insurance. Named Executive Officers are eligible for the same benefits provided to other employees, including medical coverage and life and disability insurance, as well as supplemental plans chosen and paid for by employees who wish additional coverage. There are no special insurance plans for Named Executive Officers. We also provide limited perquisites to executive officers, such as relocation assistance, housing subsidies and an executive automobile allowance.

In accordance with his employment agreement, we paid Mr. Knowlton’s transportation expenses on an after-tax basis in the year ended December 31, 2009. Mr. Knowlton commuted out of state to spend some weekends at a family home and to the company or other locations for company business on a regular basis. We offered this benefit in order to entice an executive of Mr. Knowlton’s experience to become our Chief Executive Officer. We chartered a plane for Mr. Knowlton’s use, paid the charter expenses directly and treated the amount of those expenses as compensation to Mr. Knowlton. For more information on the computation of Mr. Knowlton’s transportation benefit, please see the footnotes to the Summary Compensation Table.

During and prior to the year ended December 31, 2009, we had loans outstanding to Mr. Sudan and several other current and former members of management. These loans were made in connection with the capital call payments made on September 29, 2000, and March 29, 2001, pursuant to the capital call agreement dated as of August 13, 1998. The proceeds from the loans were used to fund management’s share of the capital call payments. On October 30, 2009, Mr. Sudan repaid his outstanding loans in full.

Severance and Change of Control Benefits

Named Executive Officers may receive payments under severance and change of control provisions of their employment agreements designed to offer incentives and retain executive officers during a potential, or following an actual, change of control of our company, including a change in ownership, structure or other material change that could potentially affect us. Several of our employment agreements with our Named Executive Officers contain a non-competition and non-solicitation provision that is effective during employment and for a specified time after the executive’s employment is terminated. Our change of control and severance benefits are designed to be competitive with those available to similarly situated executives at comparable companies.

Generally, if an executive’s employment terminates due to disability or death, or if the executive is terminated for cause or resigns without good reason, then the executive or the executive’s beneficiary is entitled to accrued and unpaid base salary, vacation and business expenses and a pro-rated annual bonus (upon a termination due to death or disability only). If an executive is terminated without cause, resigns with good reason or in contemplation or as a result of a change of control, the executive may be entitled to additional benefits. See “—Potential Payments Upon Termination or Change of Control” below.

Employment Agreements

We entered into employment agreements with certain Named Executive Officers. Employment agreements are reviewed by the Compensation Committee and approved by the Advisory Committee. See “—Employment Agreements” below, following the Summary Compensation Table.

Transaction Bonuses

In connection with the consummation of the offering, we will pay discretionary transaction bonuses to each of the following Named Executive Officers, in recognition of their efforts in connection with this offering, in amounts up to the following: Mr. Burgess ($1,500,000), Mr. Bullock ($500,000) and Mr. Sudan ($35,000). We will also make a payment to Mr. Knowlton in the amount of $750,000 in appreciation of his efforts toward the consummation of this offering as well as to obtain a twelve-month extension of his noncompete agreement and a release of any claims that he may have against us or our affiliates.

Retention Bonuses

In connection with the consummation of the offering, we will enter into retention bonus agreements with Mr. Burgess and Mr. Bullock. Under these agreements, Mr. Burgess will receive $550,000 and Mr. Bullock will receive $190,000 on each of December 31, 2010, December 31, 2011, and December 31, 2012, if they are employed by us on those dates. In the event that employment is terminated by us without cause or by the executive for good reason before all of the payments under the retention agreement has been made, all of the future payments will be accelerated and immediately paid to the executive.

Summary Compensation Table

The following table sets forth all compensation paid to our chief executive officer, our chief financial officer, our three other most highly compensated executive officers who were serving as of December 31, 2009 and our former Senior Vice President, Global Human Resources, for the years ended December 31, 2007, 2008 and 2009, and their respective titles. These individuals are referred to as the “Named Executive Officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($)		Total ($)
Warren D. Knowlton	2009	839,546	—		241,353	—	—	6,623,246	(5)	7,704,145
Former Chief Executive Officer and Former Executive Chairman of the Advisory Committee (4)	2008	803,380	—		445,677	1,530,330	—	770,714		3,550,101
	2007	770,921	3,000,000	(6)	259,868	1,360,815	—	854,975		6,246,579

Mark S. Burgess	2009	756,896	—		166,433	—	—	130,026	(7)	1,053,355
Chief Executive Officer	2008	549,393	—		218,488	1,110,432	—	133,658		2,011,971
	2007	475,110	—		330,110	855,393	—	319,847		1,980,460

David W. Bullock Chief Financial Officer (4)	2009	273,591	—		47,317	—	—	243,740	(8)	564,648

Ashok Sudan	2009	360,293	28,000	(9)	32,255	—	20,533	29,988	(10)	471,069
Executive Vice President and General Manager, Global Food and Beverage	2008	345,836	—		93,183	420,106	43,003	32,613		934,741
	2007	336,004	—		—	411,184	15,437	28,696		791,321

David R. Nachbar	2009	218,409	10,000	(11)	71,203	—	—	33,956	(12)	333,568
Former Chief Human Resources Officer (4)

George M. Lane	2009	108,556	—		32,051	—	12,600	294,529	(13)	447,736
Former Senior Vice President, Global Human Resources (4)	2008	257,070	—		114,123	161,877	65,791	16,988		615,849

(1)	Amounts represent the compensation that was earned by the Named Executive Officer and the cost recognized during 2009, 2008 or 2007, as the case may be, related to equity option awards. Compensation cost is initially measured based on the grant date fair value of an award, determined pursuant to ASC 718 -20 “Stock Based Compensation” (excluding estimate of forfeitures) utilizing assumptions discussed in note 17 of the notes to consolidated financial statements in this prospectus. For Mr. Knowlton, in connection with the cancellation of his unvested options to purchase interests in Graham Packaging Holdings Company, the amount also represents a reversal of previously recognized expense in respect of those options. Compensation cost is recognized for financial reporting purposes over the period in which the employee is required to provide service in exchange for the award (generally the vesting period). Amounts for Messrs. Sudan and Lane in 2008 include compensation cost related to the extension of options granted under the 1998 Option Plan for an additional ten years, pursuant to Amended and Restated Option Unit Agreements, such that the options expire in 2018. Amounts for Messrs. Sudan and Lane also include compensation cost related to the exchange of options granted pursuant to the 2004 Option Plan for options pursuant to the 2008 Option Plan, as further described in the footnotes to the Outstanding Equity Awards at 2009 Fiscal Year End table below.
(2)	Amounts reflected for the year 2008 represent incentive compensation under the 2008 CIP earned in 2008 and paid in 2009. Amounts reflected for the year 2007 represent incentive compensation under the 2007 CIP earned in 2007 and paid in 2008. Amounts payable under the 2009 CIP have not yet been determined. The determination of whether and to what extent amounts will be payable under the 2009 CIP will be made by the compensation committee and has not yet been determined. Amounts payable under the 2009 CIP, if any, are expected to be paid in March 2010.
(3)	Represents the aggregate change in actuarial present value of accumulated pension benefits over the specified years, using the same pension plan measurement data used for financial statement reporting purposes.
(4)	Warren D. Knowlton served as our Chief Executive Officer until December 31, 2008, and served as our Executive Chairman of the Advisory Committee from that date until December 31, 2009. Mr. Bullock joined our company as Chief Financial Officer on May 5, 2009. Mr. Nachbar served as our Chief Human Resources Officer from April 6, 2009 until January 19, 2010. Mr. Lane retired from our company in April 2009.
(5)	Includes the vesting of a right to receive $640,000 annual retirement payment for ten years pursuant to Mr. Knowlton’s employment agreement, as amended. Also includes a housing subsidy in the amount of $75,160, transportation costs reimbursed per Mr. Knowlton’s employment agreement in the amount of $95,655, reimbursement for financial planning services in the amount of $35,342, contributions to our 401(k) plan and amounts attributable to group term life insurance. The $95,655 paid by our company in respect of Mr. Knowlton’s transportation in 2009 was composed of $55,528 in direct fees for charter flights and $40,127 in tax gross-up, the $75,160 paid by our company in respect of Mr. Knowlton’s housing subsidy in 2009 was composed $43,200 in direct fees for housing and $31,960 in tax gross-up, and the $35,342 paid by our company in respect of Mr. Knowlton’s financial planning services in 2009 was composed of $21,000 in direct fees for financial planning services and $14,342 in tax gross-up, in each case computed by dividing the respective direct fees by one minus the combined incremental federal and state tax rate of Mr. Knowlton (approximately 42%).
(6)	Represents a $3,000,000 signing bonus awarded under Mr. Knowlton’s employment agreement.
(7)	Includes a housing subsidy in the amount of $103,064, contributions to our 401(k) plan in the amount of $12,250, reimbursement of country club dues, car allowance and amounts attributable to group term life insurance. The $103,064 paid by our company in respect of Mr. Burgess’ housing subsidy in 2009 was composed of $60,000 in direct fees for housing and $43,064 in tax gross-up, computed by dividing the direct housing fees by one minus the combined incremental federal and state tax rate of Mr. Burgess.
(8)	Includes relocation costs reimbursed in the amount of $243,525 and amounts attributable to group term life insurance, including direct costs of $228,599 in direct fees for relocation and $14,926 in tax gross-up, computed by dividing the direct fees for relocation considered to be compensation for income tax purposes ($65,752) by one minus the combined incremental federal and state tax rate of Mr. Bullock. The additional $162,847 paid for Mr. Bullock’s relocation was pursuant to a company-wide relocation program generally available to employees.
(9)	Represents Mr. Sudan’s incentive payment made in the year ended December 31, 2009. See “Compensation Disclosure and Analysis—Annual Incentive Compensation.”
(10)	Includes contributions to our 401(k) plan in the amount of $12,250, amounts attributable to group term life insurance, car allowance and reimbursement of country club dues.
(11)	Represents a $10,000 signing bonus awarded under Mr. Nachbar’s employment agreement.
(12)	Includes a housing subsidy in the amount of $25,000, reimbursement of relocation costs and amounts attributable to group term life insurance.
(13)	Includes severance payments in the amount of $287,622, contributions to our 401(k) plan, amounts attributable to group term life insurance and reimbursement for financial planning services. Mr. Lane retired from the company in April, 2009. See “—Compensation Discussion and Analysis—Benefits—Retirement Benefits” for further information.

2009 Grants of Plan-Based Awards

The following table provides information on grants of plan-based awards in the year ended December 31, 2009 to the Named Executive Officers.

Name	Grant Date		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(2)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Warren D. Knowlton				1,488,391	1,786,069
Mark S. Burgess				1,350,000	1,620,000
	6/17/09	(3)				0	189,072	189,072		6.64	141,209
David W. Bullock				420,000	504,000
	5/5/09	(3)				0	151,258	151,258		6.64	105,839
	5/5/09								151,258	6.64	283,903
Ashok Sudan				471,962	547,476
David R. Nachbar				255,000	306,000
	4/6/09						66,175			6.64	123,162
	4/6/09								66,175	6.64	123,162
George M. Lane				51,955	62,087

(1)	The Named Executive Officers were eligible for the following target annual bonuses in 2009 under our 2009 CIP: Messrs. Knowlton and Burgess, 180% of their respective base salaries; Mr. Sudan, 133% of base salary; and Mr. Lane, 60% of base salary. Although Mr. Nachbar would have been eligible for a bonus of 85% of his base salary for the year ended December 31, 2009 (as reflected in the table above), because his employment was terminated before that bonus was payable, he has forfeited that bonus. Mr. Lane was not employed by our company for the full year ended December 31, 2009. As a result, his bonus payment under the 2009 CIP will be pro-rated for the portion of the year he was employed, and the “target” and “maximum” non-equity incentive plan awards in the table above have been adjusted to reflect that pro-ration. For more information on the calculations of amounts payable under the CIP, see “—Compensation Discussion and Analysis—Annual Incentive Compensation.”
(2)	We determine the fair value for the option awards by using the Black-Scholes model for time-based and performance-based awards and a lattice model for awards that have performance and market conditions, as our liquidity event awards have. The key inputs for the models are the stock price at the date of grant, volatility and the expected term of the option. Because we do not have publicly traded stock we value our partnership units based on a weighting of several factors, including a market multiple (weighted 40% in 2009) and discounted cash flows (weighted 40% in 2009) and recent comparable transactions, including acquisitions and/or public offerings (weighted 20% in 2009), discounted to reflect the fact that our units are not publicly traded.
(3)	Represents MOIC options. See “—Option Awards” for more information on the MOIC options.

Employment Agreements

We entered into employment agreements on March 28, 2007, effective December 4, 2006, with Mr. Knowlton and Mr. Burgess. Mr. Knowlton’s agreement, as amended on December 18, 2008, provided for his employment as Executive Chairman of the Advisory Committee, effective December 31, 2008, through December 31, 2009. Mr. Burgess’ agreement, as amended on December 18, 2008, provided for his employment as our Chief Executive Officer, effective January 1, 2009, through December 4, 2009. We entered into an amended and restated employment agreement with Mr. Burgess effective January 20, 2010. Mr. Burgess’s employment agreement provides for his employment as our Chief Executive Officer through January 20, 2013. Mr. Burgess’ term of employment automatically extends for additional successive one-year periods, unless our company or Mr. Burgess elects to terminate the agreement at least 90 days prior to the end of any of these employment periods. Mr. Knowlton’s employment terminated on December 31, 2009.

Under their agreements, Mr. Knowlton received an annual base salary of at least $750,000 and Mr. Burgess will receive an annual base salary of at least $750,000. Each executive will be eligible to receive annual cash incentive awards in accordance with our cash bonus plans. The agreements provide that Mr. Knowlton and Mr. Burgess are each eligible for a target annual cash incentive award equal to 180% of their respective base salaries, subject to achievement of performance criteria. Pursuant to his agreement, Mr. Burgess received a one-time cash bonus of $75,000 in December 2006. Upon joining us, Mr. Knowlton became eligible to receive a deferred signing bonus of $3,000,000 contingent upon his continued employment and payable in four equal quarterly installments of $750,000 on the three-, six-, nine- and twelve-month anniversaries of his hire date. Upon starting employment, Mr. Knowlton and Mr. Burgess each received options to purchase limited partnership interests in Graham Packaging Holdings Company. Specifically, Mr. Knowlton received (i) a time-vesting option to purchase 1,118,173 limited partnership interests in Graham Packaging Holdings Company that vests over a four-year period based upon Mr. Knowlton’s continued employment and (ii) MOIC options to purchase 559,275 limited partnership interests in Graham Packaging Holdings Company. Mr. Burgess received (i) a time-vesting option to purchase 419,362 limited partnership interests in Graham Packaging Holdings Company one-half of which vests over a four-year period based upon Mr. Burgess’ continued employment and the other half of which vests over the four-year period based upon his continued employment and the attainment of certain performance goals established by our company and (ii) MOIC options to purchase 279,449 limited partnership interests in Graham Packaging Holdings Company. See “—Option Awards” below for more detail on the vesting provisions of the options granted to Messrs. Knowlton and Burgess. Mr. Burgess may also receive future equity grants under our equity incentive program consistent with other senior executives and competitive pay practices generally. Upon his separation from our company, Mr. Knowlton’s unvested options to purchase limited partnership interests in Graham Packaging Holdings Company were cancelled. Mr. Knowlton has 240 days from December 31, 2009 to exercise any vested options to purchase limited partnership interests in Graham Packaging Holdings Company.

Pursuant to Mr. Knowlton’s employment agreement, as amended on December 18, 2008, Mr. Knowlton is eligible for an annual payment of $640,000 for 10 years following his separation of employment. Mr. Knowlton vested in this benefit on December 31, 2009. The retirement payment will be paid on January 31 of each of the ten years following that date. Prior to the expiration of his employment agreement, Mr. Knowlton was also eligible to receive a transaction bonus in connection with Blackstone’s sale of their entire equity interest in our company, a portion of which he was also eligible to receive upon a change of control or initial public offering of our company.

The agreements of Mr. Knowlton and Mr. Burgess also provide for their participation in all employee compensation plans and welfare benefit plans generally available to our other senior executives. Each executive will receive reimbursement of all reasonable business expenses, fringe benefits, office and support staff and vacation benefits in accordance with our plans, policies and practices and in a manner comparable to other senior executives and Mr. Burgess is entitled to a monthly automobile benefit of $600 and an annual housing allowance of $5,000 grossed-up for taxes. During his employment, Mr. Knowlton was entitled on an after-tax basis of (i) up to fifty round-trip flights from our headquarters to Maine and (ii) accommodation and automobile benefits. In 2007, Mr. Burgess received six months of temporary living expenses. In 2007 and 2008, Mr. Knowlton and Mr. Burgess received reimbursement for relocation expenses and in 2009, Mr. Burgess received a monthly automobile benefit of $600 and a housing allowance of $5,000 grossed up for taxes. Under their agreements, Mr. Knowlton and Mr. Burgess are also entitled to tax gross-ups for “golden parachute” excise taxes incurred by them under the Code Sections 280G and 4999 and the applicable regulations thereunder with respect to payments and benefits received by them pursuant to the agreements. These tax gross-ups are subject to certain limitations (including a cutback of payments or benefits) if the amount of the payments and benefits subject to the excise tax exceeds the applicable safe harbor by less than 10% (within the meaning of the Code Section 4999 and the applicable regulations thereunder). Additionally, each employment agreement contains payments upon termination of employment. A description of potential payments Mr. Burgess may receive upon termination or change in control, and amounts Mr. Knowlton will receive in the future are further described in “—Potential Payments Upon Termination or Change of Control.”

On June 27, 2002, we entered into an employment agreement with Mr. Sudan. The term of the agreement is for one year but automatically extends for an additional year unless either party gives 90 days written notice prior to the end of the term. Mr. Sudan’s contract was most recently automatically extended for another year on June 27, 2009. Under the agreement, Mr. Sudan is entitled to an initial base salary of $202,370 and is eligible for a target annual bonus of 115% of his base salary. Annual bonus amounts are subject to achievement of performance criteria established by the Advisory Committee. Additionally, under the employment agreement, Mr. Sudan is entitled to potential payments upon termination of employment or change in control, as further described in “—Potential Payments Upon Termination or Change of Control.”

In 2009, we hired Mr. Bullock as our chief financial officer and entered into an employment agreement with Mr. Bullock on May 4, 2009, effective May 5, 2009. Mr. Bullock’s agreement is for an initial three-year term which is renewed automatically for additional one-year periods unless terminated earlier by either party. Mr. Bullock’s compensation package includes an initial annual base salary of $420,000. Mr. Bullock is also eligible for an annual target bonus equal to 100% of base salary based upon the achievement of the financial budget or other performance criteria. Mr. Bullock also received a relocation package pursuant to our relocation program. In the event Mr. Bullock’s employment is terminated by us under certain circumstances before June 30, 2010 or June 30, 2011, Mr. Bullock will reimburse us for 100% or 50%, respectively, of the relocation costs. Upon starting employment, Mr. Bullock received (i) MOIC options to purchase 151,258 limited partnership interests in Graham Packaging Holdings Company and (ii) a time-vesting option to purchase 151,258 limited partnership interests in Graham Packaging Holdings Company which vests over a four-year period based upon Mr. Bullock’s continued employment. See “—Option Awards” below for more detail on the vesting provisions of the options granted to Mr. Bullock. Mr. Bullock also participates in certain of our other customary programs and policies. Additionally, under the employment agreement, Mr. Bullock is entitled to potential payments upon termination of employment or change in control, as further described in “—Potential Payments Upon Termination or Change of Control.” We expect to amend Mr. Bullock’s employment agreement to provide that he will be eligible for a pro rated bonus if he is terminated by the company without cause or if he resigns for good reason.

We entered into an employment agreement with Mr. Nachbar on April 6, 2009, providing for Mr. Nachbar’s employment as our Chief Human Resources Officer. Mr. Nachbar’s agreement included a compensation package with an initial annual base salary of $300,000. Mr. Nachbar was also eligible for an annual target bonus equal to 85% of his base salary in 2009 and 100% of his base salary beginning in 2010 based upon the achievement of the financial budget or other performance criteria. Mr. Nachbar also received a relocation package pursuant to our relocation program. Upon starting employment, Mr. Nachbar received a $10,000 signing bonus and a time-vesting option to purchase 132,350 limited partnership interests in Graham Packaging Holdings Company one-half of which vests over a four-year period based upon Mr. Nachbar’s continued employment and the other half of which vests over the four-year period based upon his continued employment and the attainment of certain performance goals established by our company. See “—Option Awards” below for more detail on the vesting provisions of the options granted to Mr. Nachbar. Additionally, under the employment agreement, Mr. Nachbar was entitled to potential payments upon termination of employment or change in control, as further described in “—Potential Payments Upon Termination or Change of Control.” Mr. Nachbar’s employment terminated on January 19, 2010. The specific terms of his separation-related compensation are still being determined.

Mr. Lane retired from our company in April, 2009. While employed by us, Mr. Lane did not have an employment agreement. In connection with his retirement, Mr. Lane entered into a letter agreement with us, which is further described in “—Potential Payments Upon Termination or Change of Control.”

Option Awards

In general, options awarded under the 1998 Option Plan vest according to either a time-based component or time-based and performance-based components as follows: 50% of the options vest and become exercisable in 20% increments annually over five years, so long as the holder of the option is still an employee on the vesting date, and 50% of the options vest and become exercisable in 20% increments annually over five years, so long as we achieve specified EBITDA targets for each year, although these options do become exercisable in full without regard to our achievement of these targets on the ninth anniversary of the date of grant, so long as the holder of the option is still an employee on that date.

In general, time-based options awarded under the 2004 Option Plan and the 2008 Option Plan vest and become exercisable in 25% increments annually over four years, so long as the holder of the option is still an employee on the vesting date. For vesting details of the options granted to Messrs. Knowlton, Burgess, Bullock and Nachbar under the 2004 Option Plan, refer to the footnotes to the table below.

In some circumstances, certain executive officers have been granted MOIC options, which are exercisable provided that (i) the holder shall have remained in the continuous employ of our company through the date of a liquidity event, as defined in the option agreement, and (ii) Blackstone shall have achieved specified performance targets with respect to the multiple of invested capital for such a liquidity event. The vesting of the MOIC options granted in 2006 occurs pursuant to the following schedule, with any values listed between those indicated to be interpolated: achievement of 3.0 multiple of invested capital (100% vesting), 2.75 multiple of invested capital (75% vesting), 2.5 multiple of invested capital (50% vesting), 2.25 multiple of invested capital (25% vesting) and 2.0 multiple of invested capital (0% vesting). The vesting of the MOIC options granted in 2009 occurs pursuant to the following schedule, with any values listed between those indicated to be interpolated: achievement of 2.5 multiple of invested capital (100% vesting), 2.25 multiple of invested capital (75% vesting), 2.0 multiple of invested capital (50% vesting), 1.75 multiple of invested capital (25% vesting) and 1.5 multiple of invested capital (0% vesting).

The Option Plans contain accelerated vesting provisions upon certain terminations of employment and change in control, as further described in “—Potential Payments Upon Termination or Change of Control.”

The Option Plans provide for the grant to management employees of Graham Packaging Holdings Company and its subsidiaries and non-employee members of the Advisory Committee, advisors, consultants and other individuals providing services to Graham Packaging Holdings Company or its subsidiaries or affiliates of options to purchase limited partnership units in Graham Packaging Holdings Company. The aggregate number of limited partnership units with respect to which options may be granted under the 1998 Option Plan may not exceed 2,386,090 limited partnership units and the aggregate number of limited partnership units with respect to which options may be granted at any given time under the 2008 Option Plan, together with the 2004 Option Plan, may not exceed 4,834,196 limited partnership units, representing a total of up to 12.5% of the equity of Graham Packaging Holdings Company. A committee has been appointed to administer the Option Plans, including, without limitation, the determination of the individuals to whom grants will be made, the number of Units subject to each grant and the various terms of such grants.

Under the Option Plans, employees with vested options who are terminated by us are generally allowed to exercise their vested options within 90 days from the date of their termination from our company. Any options not exercised within 90 days from their termination date generally become forfeited and are no longer exercisable. In connection with Mr. Lane’s retirement, all of Mr. Lane’s unvested options became fully vested and exercisable on April 24, 2009, and will be exercisable until the earlier of a change in control (as defined in his employment agreement) or the original expiration date of the respective option grants. In connection with his transaction bonus and release agreement, Mr. Knowlton will have 240 days from his date of termination to exercise his vested options.

Under the 1998 Option Plan and the 2004 Option Plan, the exercise price per limited partnership unit is or will be equal to or greater than the fair value of a limited partnership unit on the date of grant. Under the 2008 Option Plan, the exercise price per limited partnership unit is or will be less than, equal to, or greater than the fair value of a limited partnership unit on the date of grant, provided that there are limitations on exercise of any option granted at less than fair value on the grant date. We determine the fair value of a limited partnership unit by considering market multiples of comparable public companies and recent transactions involving comparable public and private companies, and by performing discounted cash flow analyses on our projected cash flows. We utilize the services of an appraisal firm to assist in these analyses. The number and type of limited partnership units covered by outstanding options and exercise prices may be adjusted to reflect certain events such as recapitalizations, mergers or reorganizations of or by Graham Packaging Holdings Company. The Option Plans are intended to advance the best interests of our company by allowing such employees to acquire an ownership interest in us, thereby motivating them to contribute to the success of our company and to remain in the employ of our company.

Immediately following the offering, the limited partnership units issued upon exercise of options granted under the Option Plans will be exchangeable for shares of our common stock based upon a pre-established exchange ratio.

Outstanding Equity Awards at 2009 Fiscal Year End

A summary of the outstanding equity awards for each Named Executive Officer as of December 31, 2009, is as follows:

	Option Awards (1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
Warren D. Knowlton	894,538	(2)	—	(2)	—		10.23	8/28/2010(2)
	—		—		—	(2)	6.82	—

Mark S. Burgess					189,072	(3)	6.64	6/16/2019
	314,521	(4)	52,420	(4)	52,420	(4)	6.82	12/3/2016
	—		—		279,449	(3)	6.82	12/3/2016

David W. Bullock					151,258	(3)	6.64	5/4/2019
			151,258	(5)			6.64	5/4/2019

Ashok Sudan	48,402	(6)	—		—		6.82	1/21/2018
	13,764	(7)	5,899	(7)	—		6.82	3/31/2012
	26,470	(8)	11,344	(8)	—		7.83	3/30/2013
	27,415	(9)	82,246	(9)	—		9.72	3/6/2018

George M. Lane	48,402	(6)	—		—		6.82	1/21/2018
	19,664	(10)	—		—		6.82	12/21/2018
	34,411	(9)			—		9.72	3/6/2018

David R. Nachbar			66,175	(11)			6.64	4/5/2019
					66,175	(12)	6.64	4/5/2019

(1)	All options listed above were granted with an initial ten-year option term. See “—Elements of Our Executive Compensation and Benefits Programs—Equity Options” for further information on the terms of these option awards.
(2)	Vested options were part of an option grant on December 4, 2006 of 1,118,173 options, which vested and became exercisable with respect to 20% of the options on December 4, 2007, an additional 40% of the options on December 31, 2008, an additional 20% of the options on December 4, 2009. The additional 20% of the options that were scheduled to vest on December 4, 2010 were cancelled at the end of the year ended December 31, 2009 in connection with Mr. Knowlton’s separation of employment from our company. Also, in connection with that event, 559,275 unvested MOIC options granted on December 4, 2006 were cancelled. Mr. Knowlton has 240 days from December 31, 2009 to exercise his vested options.
(3)	MOIC options granted on December 4, 2006 and June 17, 2009 (Mr. Burgess) and May 5, 2009 (Mr. Bullock). See “—Option Awards” above for more information on the vesting conditions of these options.
(4)	Options granted on December 4, 2006. 50% of the options vest and become exercisable in 25% increments annually, 25% on December 4, 2007, and 25% on each the second, third and fourth anniversaries of the grant date, over four years so long as the holder of the option is still an employee on the vesting date. 50% of the options vest and become exercisable in 25% increments annually, on the anniversaries of the grant date, over four years so long as we achieve specified earnings targets each year and so long as the holder of the option is still an employee on the vesting date. See “Compensation Discussion and Analysis—Equity Options” for more information.
(5)	Options granted on May 5, 2009. Options vest and become exercisable in 25% increments annually on the anniversary of the grant date, so long as the holder of the option is still an employee on the vesting date and options will vest in full immediately upon a termination of employment by us without cause or by the executive for good reason. Options will vest in full upon a change in control.

(6)	Options granted on February 2, 1998, under the 1998 Option Plan. Under an Amended and Restated Option Unit Agreement dated January 22, 2008, the expiration date of options granted under the 1998 Option Plan was extended for ten additional years such that they expire on January 21, 2018 or earlier upon a termination of the holder’s service. No change was made to the number of options, nor the exercise price, and the options remained fully vested.
(7)	Options granted on April 1, 2002, under the 1998 Option Plan. See “Compensation Discussion and Analysis—Equity Options” for more information.
(8)	Options granted on March 31, 2003, under the 1998 Option Plan. See “Compensation Discussion and Analysis—Equity Options” for more information.
(9)	Options originally granted on November 17, 2004, under the 2004 Option Plan. In March 2008, Messrs. Sudan and Lane exchanged these options granted pursuant to the 2004 Option Plan for options to purchase an equivalent number of limited partnership units pursuant to the 2008 Option Plan. Although Messrs. Sudan and Lane were approximately 75% vested in their 2004 options at the date of the exchange, neither of them were vested in any portion of his new options under the 2008 Option Plan on the date of grant. For information on the vesting schedule under the 2008 Option Plan, see “—Elements of Our Executive Compensation and Benefits Programs—Equity Options” and “—Option Awards.” In addition, the 2008 options were granted with an exercise price equal to $9.72 per limited partnership unit, which was the fair value of such a unit on March 7, 2008, instead of the previous exercise price of $13.64, which was the fair value of such a unit when the officers were granted their 2004 options. The options granted under the 2008 Option Plan were granted with a ten-year option term and expire in 2018. In connection with his retirement in April 2009, Mr. Lane’s options became fully vested. See “—Compensation Discussion and Analysis—Benefits—Retirement Benefits” for more information on Mr. Lane’s retirement.
(10)	Options granted on January 1, 1999, under the 1998 Option Plan. Under an Amended and Restated Option Unit Agreement dated December 22, 2008, the expiration date of options granted under the 1998 Option Plan was extended for ten additional years such that they expire on December 21, 2018 or earlier upon a termination of the holder’s service. No change was made to the number of options, nor the exercise price, and the options remained fully vested.
(11)	Options granted on April 6, 2009. Options vest and become exercisable in 25% increments annually on the anniversaries of the grant date, over four years so long as the holder of the option is still an employee on the vesting date and options will vest in full immediately upon a termination of employment by us without cause or by the executive for good reason. Options will vest in full upon a change in control.
(12)	Options granted on April 6, 2009. Options vest and become exercisable in 25% increments annually, on the anniversaries of the grant date, over four years so long as we achieve specified earnings targets each year and so long as the holder of the option is still an employee on the vesting date. Options will vest in full upon a change in control and options will vest in full immediately upon a termination of employment by us without cause or by the executive for good reason.

Option Exercises and Interests Vested

There were no options exercised during the year ended December 31, 2009.

2009 Pension Benefits

The table below shows the present value of accumulated benefits payable to each of the Named Executive Officers, including the number of years of service credited to each such Named Executive Officer under our pension plan as of December 31, 2009, determined using interest rate and mortality rate assumptions consistent with those used in our financial statements. Information regarding our pension plan can be found under the heading “—Compensation Discussion and Analysis—Benefits—Pension Plans” above.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)
Warren D. Knowlton		—	—
Mark S. Burgess		—	—
David W. Bullock		—	—
Ashok Sudan (1)	Pension Plan	18	$347,649
David R. Nachbar		—	—
George M. Lane (2)	Pension Plan	20	595,603

(1)	Mr. Sudan is currently eligible for early retirement.
(2)	Mr. Lane retired from our company in April 2009.

Nonqualified Deferred Compensation

In the year ended December 31, 2009, other than with respect to Mr. Knowlton’s retirement arrangements described above, we had no nonqualified deferred compensation plans.

Potential Payments Upon Termination or Change of Control

Termination

Mr. Burgess

If we terminate Mr. Burgess’ employment without cause (including our election not to renew the term) or Mr. Burgess terminates his employment for good reason (as those terms are defined in the agreement) and Mr. Burgess executes a general release of claims, Mr. Burgess will be entitled to receive:

•

a severance payment equal to twice the sum of Mr. Burgess’ base salary and annual bonus (generally determined to be the average annual bonus received over the preceding three fiscal years), paid in monthly installments for a period of 24 months;

•	a pro rata bonus for the year of his termination, subject to achievement of the relevant performance goals;

•	continued health and dental benefits for a period of up to 12 months;

•	outplacement services for up to 12 months not to exceed $25,000;

•

full vesting of his initial grant of time-based options to purchase limited partnership interests in Graham Packaging Holdings Company and full vesting of his grant of MOIC options if the vesting conditions are satisfied within one year following the termination. See “—Option Awards” for more information about the vesting conditions applicable to the MOIC options; and

•	full vesting of his service-based cash award. See “Compensation Discussion and Analysis—Retention Bonuses” for more information.

During the term of employment and for a period of 24 months following the term, Mr. Burgess is subject to a covenant not to compete with us or solicit our clients or employees.

Mr. Bullock

In the event that Mr. Bullock is terminated by us without cause (as defined in his agreement) (including our election not to renew the term following the third anniversary of the agreement) or Mr. Bullock resigns with good reason (as defined in his agreement), Mr. Bullock will be entitled to:

•

a severance payment equal to the sum of the executive’s base salary and target annual bonus (initially determined to be equal to Mr. Bullock’s base salary), paid in monthly installments for a period of 12 months;

•

pursuant to an amendment to his employment agreement that we intend to make in the near future, a pro rated bonus for the year of his termination, subject to the achievement of the relevant performance goals associated with that bonus;

•	continued health and dental benefits for a period of up to 12 months;

•

full vesting of all time-based equity awards granted to Mr. Bullock and full vesting of his grant of MOIC options if the vesting conditions are satisfied within one year following the termination. See “—Option Awards” for more information about the vesting conditions applicable to the MOIC options; and

•	full vesting of his service-based cash award. See “Compensation Discussion and Analysis—Retention Bonuses” for more information.

During the term of employment and for a period of 12 months following the term, Mr. Bullock is subject to a covenant not to compete with us or solicit our clients or employees. If Mr. Bullock voluntarily terminates his employment under certain circumstances prior to June 30, 2010 or June 30, 2011, he will be required to reimburse us for 100% and 50% of the costs of his relocation package, respectively.

Mr. Sudan

In the event that Mr. Sudan is terminated by us without cause (as defined in his agreement) (including our election not to renew the term so that the term ends prior to the fifth anniversary of the agreement) or Mr. Sudan resigns with good reason (as defined in his agreement), Mr. Sudan will be entitled to:

•	any accrued but unpaid base salary, earned bonus, vacation and business expenses;

•

a severance payment equal to twice the sum of Mr. Sudan’s base salary and annual bonus (generally determined to be the average annual bonus received over the preceding three fiscal years), paid in monthly installments for a period of 24 months;

•	a pro rata bonus for the year of termination, subject to achievement of the relevant performance goals;

•	continued health and dental benefits for a period of up to 24 months;

•	continued automobile expense program benefits for up to 12 months;

•	outplacement services for a period of up to 12 months not to exceed $30,000; and

•	full vesting of all equity awards granted to Mr. Sudan.

If we elect not to extend the term so that the term ends following the fifth anniversary of the agreement, upon Mr. Sudan’s termination of employment, Mr. Sudan will be entitled to the same benefits described above except that he will only be entitled to continued monthly payments of one times the sum of his base salary and bonus for a period of twelve months and health and dental benefits for a period of 12 months, rather than 24 months. During the term and for a period of 18 months following the term (12 months if Mr. Sudan’s employment is terminated due to our election not to renew the term) Mr. Sudan is subject to a covenant not to compete with us or solicit our clients or employees.

Mr. Nachbar

Mr. Nachbar is no longer employed by us as of January 19, 2010. Although the terms of his separation-related compensation are still being determined, his offer letter provides that in the event that he is terminated by us for any reason other than for cause, Mr. Nachbar will be entitled to:

•

a severance payment equal to the sum of Mr. Nachbar’s base salary and annual bonus (generally determined to be the average annual bonus received over the preceding three fiscal years, or if termination occurs prior to such three years, the average annual bonus earned during such shorter period, or if termination occurs during the first year of employment, the target bonus for such year); and

•	full vesting of all time-based equity awards granted to Mr. Nachbar

Mr. Nachbar will be paid for any unused vacation days if he leaves our company under any circumstances.

Additional Arrangements

Each Named Executive Officer has also agreed not to reveal our confidential information during the term of employment or thereafter and to assign to us any inventions created by the executive while employed by us. With respect to the employment agreements of Messrs. Burgess and Bullock, if any payments by us to the executive would result in an excise tax under Section 4999 of the Code, the executive will be entitled to an additional payment so that the executive will receive a total amount equal to the payments the executive would be entitled to receive without the imposition of the excise tax. These tax gross-ups are subject to certain limitations (including a cutback (i.e., no gross-up payment)) if the amount of the payments subject to the excise tax exceeds the applicable safe harbor by less than 10% (within the meaning of the Code Sections 280G and 4999 and the applicable regulations thereunder).

Mr. Knowlton’s employment with us ended on December 31, 2009. Pursuant to his employment agreement, Mr. Knowlton is entitled to an annual payment of $640,000 on January 31 of each of the ten years following the date of his retirement. Pursuant to Mr. Knowlton’s employment agreement, as amended by his subsequent transaction bonus and release agreement, he will have 240 days from December 31, 2009 to exercise his vested options. All unvested options were cancelled as of the end of his employment on December 31, 2009. In addition, pursuant to his transaction bonus and release agreement, Mr. Knowlton is subject to a covenant not to compete with the company through December 31, 2013.

In connection with Mr. Lane’s retirement on April 24, 2009, and in consideration of his long standing service to our company, we agreed to pay Mr. Lane approximately one year’s worth of salary. Mr. Lane is also eligible for a pro-rated bonus payment, subject to achievement of performance criteria under the CIP. For 2009, CIP goals and targets for Mr. Lane and their respective weightings are: covenant compliance EBITDA (25.0%), cash flow (10.0%), net sales (5.0%) and business unit performance (60.0%). In addition, Mr. Lane’s options to purchase limited partnership units in Graham Packaging Holdings Company vested on his retirement and will expire on the earlier of a change in control of our company or the original option term. See “Outstanding Equity Awards at 2009 Fiscal Year End” for more information on Mr. Lane’s vested options.

Change of Control

Accelerated Vesting

Upon a change of control, the vesting schedule of specific options will be accelerated. Upon any change of control, non-MOIC options (other than those granted in connection with this offering) will vest fully and immediately if the executive is employed with us at the time of the change of control or if the executive’s employment was terminated by us without cause or by the executive with good reason in contemplation of such change of control, and the change of control occurred within one year following the termination of employment. Upon any change in control, the options granted in connection with this offering will vest fully and immediately. See “—Compensation Discussion and Analysis—Equity Options.”

As described above, the vesting of non-MOIC time-vesting options that are only subject to the executive’s continued employment (i.e., contain no performance-vesting condition) will immediately accelerate if the executive’s employment is terminated by us without cause or by the executive’s with good reason whether or not a change of control is contemplated.

Additional Benefits

In the event that Mr. Burgess or Mr. Bullock is subject to a tax under Section 4999 of the Code as a result of a change of control as defined in Section 280G of the Code, then the executive will receive a gross-up payment so that he will receive a payment equal to the payment that he would have been entitled to receive without the imposition of the excise tax and any additional taxes on the additional payment. These tax gross-ups are subject to certain limitations (including a cutback (i.e., no gross-up payment)) if the amount of the payment subject to the excise tax exceeds the applicable safe harbor by less than 10% (within the meaning of the Code Sections 280G and 4999 and the applicable regulations thereunder).

Under Mr. Sudan’s employment agreement, if (A) there is a material reduction in Mr. Sudan’s target annual bonus after a change of control (as defined in his employment agreement), as compared to the preceding year, and (B) the cure period (as defined in his employment agreement) expires, Mr. Sudan will be eligible to resign and receive the same benefits as those provided for upon his termination for good reason. In the event Mr. Sudan is involuntarily terminated without cause or voluntarily resigns for good reason in contemplation of a change of control, the annual bonus to be used in calculating the cash severance payment is the target annual bonus rather than the average bonus received over the preceding three fiscal years.

Pension Benefits

See “—Compensation Discussion and Analysis—Benefits—Pension Plans” and “—2009 Pension Benefits” for information on amounts payable under our pension plan.

Potential Payments

The table below summarizes the potential payments upon either (i) a voluntary termination for good reason or involuntary termination without cause; (ii) a change in control; (iii) a termination in connection with a change in control, or (iv) the death of the Named Executive Officer, assuming each of the Named Executive Officers listed below was terminated as of, the change in control occurred on, or death occurred on, December 31, 2009. In addition, Mr. Lane’s severance arrangements and Mr. Knowlton’s retirement benefit arrangements are described above.

Name	Cash Severance Payment		Acceleration of Equity Awards (1)		Continuing Benefits as of December 31, 2009		Excise Tax Gross-up		Life Insurance Benefits(2)	Total
Mark S. Burgess (3)
Voluntary termination for good reason or involuntary termination without cause	$5,060,550	(4)	$344,755	(5)	$32,164	(6)	$—	(7)	$—	$5,437,469
No termination following a change in control	—	(4)	3,804,203	(5)	—	(6)	—	(7)	—	3,804,203
Voluntary termination for good reason or involuntary termination without cause following a change in control	5,550,000	(4)	3,804,203	(5)	32,164	(6)	—	(7)	—	9,386,367
Death of Named Executive Officer	—		—		—		—		1,000,000	1,000,000

David W. Bullock (3)
Voluntary termination for good reason or involuntary termination without cause	1,117,200	(8)	1,021,464	(9)	7,164	(8)	—	(7)	—	2,145,828
No termination following a change in control	—		2,042,928	(9)	—		—		—	2,042,928
Death of Named Executive Officer	—		—		—		—		420,000	420,000

Ashok Sudan (3)
Voluntary termination for good reason or involuntary termination without cause	2,050,515	(10)	404,540	(11)	51,528	(12)	—		—	2,506,583
No termination following a change in control	—		404,540	(11)	—		—		—	404,540
Voluntary termination for good reason or involuntary termination without cause following a change in control	2,125,605	(10)	404,540	(11)	51,528	(12)	—		—	2,581,673
Death of Named Executive Officer	—		—		—		—		355,000	355,000

David R. Nachbar (13)
Voluntary termination for good reason or involuntary termination without cause	572,243	(14)	446,891	(15)	—		—		—	1,019,134
Termination for any reason	17,243	(14)	—		—		—		—	17,243
No termination following a change in control	—		893,781	(15)	—		—		—	893,781
Death of Named Executive Officer	—		—		—		—		300,000	300,000

(1)	Any additional equity option benefit is determined by subtracting the exercise price of the original equity option award from the underlying unit’s value on December 31, 2009, and multiplying the result, if a positive number (in-the-money), by the number of in-the-money equity options that would accelerate and vest as a result of the specified event. Not included in the table above is the vesting of IPO grant-date options, as these options had not yet been granted on December 31, 2009. See “Compensation Discussion and Analysis—Equity Options” for more information.
(2)	Each Named Executive Officer is entitled to the proceeds of a life insurance policy, pursuant to our group term life insurance plan, equal to 2.0x the Named Executive Officer’s base salary at December 31, 2009, in the case of Mr. Burgess, and 1.0x the Named Executive Officer’s base salary at December 31, 2009, in the case of Messrs. Bullock, Sudan and Nachbar. In each case, the life insurance proceeds are subject to a maximum payout of $1.0 million.
(3)	The Named Executive Officer is subject to a covenant not to compete with us or solicit our clients or employees for the following periods: Mr. Burgess: 24 months following termination; Mr. Bullock: 12 months following termination; Mr. Sudan: 18 months following termination (12 months if Mr. Sudan’s employment is terminated due to our election not to renew the term of employment).

(4)	If Mr. Burgess voluntarily terminates for good reason or is involuntarily terminated without cause, he is entitled to receive a pro rata annual bonus for the year in which he is terminated, assuming achievement of performance targets. Mr. Burgess is also entitled to receive twice the sum of his base salary and annual bonus (determined to be the average annual bonus received over the preceding three fiscal years, or such other shorter period, as applicable), paid in monthly installments for a period of 24 months. If the termination occurs as a result of a change of control, the annual bonus to be used for purposes of this calculation is the target annual bonus rather than the average bonus annually received over the preceding three fiscal years. As our financial report for the year ended December 31, 2009 has not yet been finalized, the determination of bonuses under the 2009 CIP in respect of the year ended December 31, 2009 has not yet been made. For purposes of the average annual bonus calculation described above, the amount was calculated as the average of the bonuses paid in respect of the year ended December 31, 2007 and 2008 and the target bonus under the 2009 CIP. See “2009 Grants of Plan Based Awards” for information on the target bonuses. Not included in the table above is the acceleration of Mr. Burgess’ service-based cash award, which had not yet been awarded at December 31, 2009. See “Compensation Discussion and Analysis—Retention Bonuses” for more information.
(5)	If Mr. Burgess voluntarily terminates for good reason or is involuntarily terminated without cause, his time-based equity options fully vest and, if a change of control occurs within one year following such a termination, his unvested performance-based equity options will fully vest upon consummation of the change of control. All of Mr. Burgess’ non-MOIC equity options, both time-based and performance-based, fully vest in the event there is a change in control during his employment. If Blackstone receives a specific return on its investment in us in connection with a change in control in which Blackstone sells at least 75% of its interest in us, Mr. Burgess’s MOIC options will be eligible for vesting in accordance with specified performance metrics. See “—Option Awards” above. For purposes of the table above, it was assumed that all MOIC options vested at 100% where applicable.
(6)	If Mr. Burgess voluntarily terminates for good reason or is involuntarily terminated without cause, he is entitled to outplacement services for a period of up to 12 months, not to exceed $25,000, and a continuation of his health and dental benefits for up to 12 months.
(7)	If it is determined that any payments to the Named Executive Officer resulting from voluntary termination for good reason, involuntary termination without cause or change of control would be subject to the excise tax imposed by Section 4999 of the Code, then the Named Executive Officer is entitled to receive an additional payment (gross-up payment) in an amount such that after payment by the Named Executive Officer of all taxes on the gross-up payment the Named Executive Officer retains an amount equal to the excise tax subject to certain limitations described above. Based on the aggregate amount of payments to the Named Executive Officer, the Named Executive Officer would not be subject to an excise tax.
(8)	If Mr. Bullock voluntarily terminates for good reason or is involuntarily terminated without cause, he is entitled to receive the sum of his base salary and target annual bonus, paid in monthly installments for a period of 12 months and continuation of his health and dental benefits for up to 12 months. Not included in the table above is the acceleration of Mr. Bullock’s service-based cash award, which had not yet been awarded at December 31, 2009. See “Compensation Discussion and Analysis—Retention Bonuses” for more information.
(9)	If Mr. Bullock voluntarily terminates for good reason or is involuntarily terminated without cause or there is a change of control during his employment, all of his non-MOIC time-based equity options fully vest. Mr. Bullock’s MOIC options will vest upon a change in control only if, among other things, Blackstone receives a specific return on its capital. See “—Option Awards” above. For purposes of the table above, it was assumed that all MOIC options vested at 100% where applicable.
(10)	If Mr. Sudan voluntarily terminates for good reason or is involuntarily terminated without cause, he is entitled to receive a pro rata annual bonus for the year in which he is terminated, assuming achievement of performance targets. Mr. Sudan is also entitled to receive a total of twice the sum of his base salary and annual bonus (determined to be the average bonus received over the preceding three fiscal years), paid in monthly installments for a period of 24 months. If the termination occurs as a result of a change of control, the annual bonus to be used for purposes of this calculation is the target annual bonus rather than the average bonus received over the preceding three fiscal years. As our financial report for the year ended December 31, 2009 has not yet been finalized, the determination of bonuses under the 2009 CIP in respect of the year ended December 31, 2009 has not yet been made. For purposes of the average annual bonus calculation described above, the amount was calculated as the average of the bonuses paid in respect of the year ended December 31, 2007 and 2008 and the target bonus under the 2009 CIP. See “2009 Grants of Plan Based Awards” for information on the target bonuses.
(11)	If Mr. Sudan voluntarily terminates for good reason or is involuntarily terminated without cause or there is a change in control during his employment, all of his time-based options fully vest.
(12)	If Mr. Sudan voluntarily terminates for good reason or is involuntarily terminated without cause, he is entitled to outplacement services for a period of up to 12 months, not to exceed $30,000, a continuation of his health and dental benefits for up to 24 months and a continuation of the automobile expense program for up to 12 months.
(13)	Mr. Nachbar’s employment with us ended on January 19, 2010. The terms of his separation-related compensation are still being determined.
(14)	Mr. Nachbar’s offer letter provides that if he is involuntarily terminated for any reason other than cause, he is entitled to receive one year of base salary and average annual bonus earned in the preceding three years, or if termination occurs prior to such three years, the average annual bonus earned during such shorter period, or if the termination occurs in the first year of employment, the target bonus. Because Mr. Nachbar was hired in the year ended December 31, 2009, the above figure includes his target bonus for that year. If Mr. Nachbar is terminated for any reason, his offer letter provides he is entitled to payment in respect of any unused but accrued vacation days.
(15)	If Mr. Nachbar voluntarily terminates for good reason or is involuntarily terminated without cause, his offer letter provides all of his time-based equity options fully vest. All of Mr. Nachbar’s options (both time-based and performance-based) would have vested upon a change in control during his employment.

2009 Advisory Committee Compensation

The table below summarizes the compensation paid to non-employee members of the Advisory Committee for the year ended December 31, 2009. Compensation paid to Mr. Knowlton, who was the Chairman of the Advisory Committee in the year ended December 31, 2009, is presented in the Summary Compensation Table and the related explanatory tables. The Advisory Committee serves solely in an advisory role to the partnership and general partners of our company and it does not have the power to act for or bind us. Each Advisory Committee member other than those employed by Blackstone earned fees of $18,750 per quarter, plus an additional $1,000 for any quarterly meetings attended in-person.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Angelo G. Acconcia (2)	—	—	—
Gregory S. Beutler (2)	—	—	—
Chinh E. Chu (2)	—	—	—
Charles E. Kiernan (3)	77,000	4,524	81,524
Gary G. Michael (3)	77,000	4,524	81,524
James A. Quella (2)	—	—	—

(1)	Charles E. Kiernan and Gary G. Michael received grants of options to purchase 18,907 limited partnership interests at an exercise price equal to $13.40 per unit in Graham Packaging Holdings Company in consideration of their continued service on the Advisory Committee. Amounts represent the compensation that was earned by the Named Executive Officer and the cost recognized during 2009 related to equity option awards. Compensation cost is initially measured based on the grant date fair value of an award, determined pursuant to ASC 718 -20 “Stock Based Compensation” (excluding estimate of forfeitures) utilizing assumptions discussed in note 17 of the notes to consolidated financial statements in this prospectus. Compensation cost is recognized for financial reporting purposes over the period in which the employee is required to provide service in exchange for the award (generally the vesting period).

(2)	Angelo G. Acconcia, Gregory S. Beutler, Chinh E. Chu and James A. Quella are employees of Blackstone and do not receive any compensation for their services as members of the Advisory Committee.
(3)	As of December 31, 2009, Charles E. Kiernan and Gary G. Michael each had 77,520 options outstanding, of which 58,612 were exercisable.

Messrs. Chu and Quella did not receive any compensation for their services as members of our board of directors during the year ended December 31, 2009.

Compensation Committee Interlocks and Insider Participation

None of the individuals who served on our Compensation Committee during the 2009 fiscal year has served our company or any of our subsidiaries as an officer or employee. In addition, none of our executive officers serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our Advisory Committee or Compensation Committee.

2010 Stock Plan

Our Board expects to adopt, and our stockholders expect to approve, the Graham Packaging Company, Inc. 2010 Equity Compensation Plan, or 2010 Stock Plan, prior to the completion of this offering. The following description of the 2010 Stock Plan is not complete and is qualified by reference to the full text of the 2010 Stock Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Purpose. The purpose of the 2010 Stock Plan is to aid us and our affiliates in recruiting and retaining key employees, directors, consultants, and other service providers of outstanding ability and to motivate those employees, directors, consultants, and other service providers to exert their best efforts on our behalf and the behalf of our affiliates by providing incentives through the granting of options, stock appreciation rights and other stock-based awards.

Shares Subject to the Plan. The 2010 Stock Plan provides that the total number of shares of common stock that may be issued under the 2010 Stock Plan is equal to the total number of units authorized for issuance under the 2008 Graham Packaging Holdings Company Management Option Plan, the 2004 Graham Packaging Holdings Company Management Option Plan, and the Graham Packaging Holdings Company Management

Option Plan (collectively, the “Prior Plans”) less any units underlying any options previously granted and outstanding or exercised under such plans and the maximum number of Shares for which ISOs may be granted is one hundred percent (100%) of the total number of Shares that may be issued under the Plan on the effective date of the plan. Shares of our common stock covered by awards that terminate or lapse without the payment of consideration may be granted again under the 2010 Stock Plan.

Administration. The 2010 Stock Plan will be administered by the compensation committee of our Board or such other committee of our Board to which it has delegated power, or Committee. The Committee is authorized to interpret the 2010 Stock Plan, to establish, amend and rescind any rules and regulations relating to the 2010 Stock Plan and to make any other determinations that it deems necessary or advisable for the administration of the 2010 Stock Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the 2010 Stock Plan in the manner and to the extent the Committee deems necessary or advisable. The Committee shall have the full power and authority to establish the terms and conditions of any award consistent with the provisions of the 2010 Stock Plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). Determinations made by the Committee need not be uniform and may be made selectively among participants in the 2010 Stock Plan.

Limitations. No award may be granted under the 2010 Stock Plan after the tenth anniversary of the effective date (as defined therein), but awards theretofore granted may extend beyond that date.

Options. The Committee may grant non-qualified stock options and incentive stock options, which shall be subject to the terms and conditions as set forth in the 2010 Stock Plan, the related award agreement and any other terms, not inconsistent therewith, as determined by the Committee; provided that all stock options granted under the 2010 Stock Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date an option is granted (other than in the case of options granted in substitution of previously granted awards), and all stock options that are intended to qualify as incentive stock options will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the 2010 Stock Plan will be ten years from the initial date of grant. The purchase price for the shares as to which a stock option is exercised shall be paid to us, to the extent permitted by law (i) in cash or its equivalent at the time the stock option is exercised, (ii) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee, so long as the shares shall have been held for no less than six months (or such other period established by the Committee in order to avoid adverse accounting treatment), (iii) partly in cash and partly in shares (as described above), (iv) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased, or (v) to the extent the Committee shall provide in the award agreement or otherwise, through net settlement in shares.

Stock Appreciation Rights. The Committee may grant stock appreciation rights independent of or in connection with a stock option. The exercise price per share of a stock appreciation right shall be an amount determined by the Committee but in no event shall such amount be less than the fair market value of a share on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards). Generally, each stock appreciation right shall entitle the participant upon exercise to an amount equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the exercise price per share, times (ii) the numbers of shares of common stock covered by the stock appreciation right.

Other Stock-Based Awards. In addition to stock options and stock appreciation rights, the Committee may grant or sell awards of shares, restricted shares and awards that are valued in whole or in part by reference to, or otherwise based on the fair market value of shares, including performance-based awards. Prior to the payment of any performance-based award, the Committee, or its delegate, will certify that the applicable performance goals have been met. In connection with such certification, the Committee, or its delegate, may decide to pay amounts, which are less than the award otherwise payable for achievement of the applicable performance goals; provided that the Committee shall have the authority to waive any applicable performance goal. In the event the applicable performance goals are not waived by the Committee, payment of an award to a participant will occur only after certification and will be made as determined by our Committee in its sole discretion after the end of the applicable performance period.

Effect of Certain Events on 2010 Stock Plan and Awards. In the event of any change in the outstanding shares of our common stock by reason of any stock dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other corporate exchange or change in capital structure, any distribution to stockholders of common stock other than regular cash dividends or any similar event, the Committee without liability to any person shall make such substitution or adjustment, if any, as it deems to be equitable, as to the number or kind of common stock or other securities that may be issued as set forth in the 2010 Stock Plan or pursuant to outstanding awards; provided that the Committee shall determine in its sole discretion the manner in which such substitution or adjustment shall be made. Except as otherwise provided in an award agreement or otherwise determined by the Committee, in the event of a Change of Control (as defined below) or similar corporate transaction (whether or not involving a permitted holder), with respect to any outstanding awards then held by participants which are unexercisable or otherwise unvested or subject to lapse restrictions, the Committee shall accelerate, vest, or cause the restrictions to lapse with all or any portion of an award, and may (i) cancel awards for fair value (as determined in the sole discretion of the Committee), which, in the case of stock options and stock appreciation rights, may equal the excess, if any, of the value of the consideration to be paid in the Change of Control transaction to holders of the same number of shares subject to such stock options or stock appreciation rights over the aggregate exercise price of such stock options or stock appreciation rights, (ii) provide for the issuance of substitute awards or (iii) provide that the stock options shall be exercisable for all shares subject thereto for a period of at least 10 days prior to the Change of Control and that upon the occurrence of the Change of Control, the stock options shall terminate and be of no further force or effect. For the avoidance of doubt, the Committee may cancel stock options and stock appreciation rights for no consideration if the fair market value of the shares subject to such options or stock appreciation rights is less than or equal to the aggregate exercise price of such stock options or stock appreciation rights.

For purposes of the 2010 Stock Plan, a Change of Control shall generally mean the occurrence of any of the following events (i) the sale or disposition of all or substantially all of the assets of the Company, (ii) any person or group (other than certain permitted holders) is or becomes the holder of more than 30% of the total voting power of the voting stock of the Company, (iii) a reorganization, recapitalization, merger or consolidation involving the Company, unless securities representing more than 50% or more of the combined voting power of the Company are held in substantially the proportion as prior to such corporate transaction or (iv) the individuals comprising our board at the beginning of any two-year period together with any new directors whose election or nomination was approved by such individuals no longer constitute a majority of the board in office at the end of the two-year period.

Nontransferability of Awards. Unless otherwise determined by the Committee, an award will not be transferable or assignable by a participant otherwise than by will or by the laws of descent and distribution.

Amendment and Termination. The Committee may amend, alter or discontinue the 2010 Stock Plan, but no amendment, alteration or discontinuation shall be made which, (i) without the approval of our stockholders, would (except as provided in the 2010 Stock Plan in connection with adjustments in certain corporate events), increase the total number of shares of our common stock reserved for the purposes of the 2010 Stock Plan or change the maximum number of shares of common stock for which awards may be granted to any participant, or (ii) without the consent of a participant, would materially adversely impair any of the rights or obligations under any award theretofore granted to the participant under the 2010 Stock Plan; provided, however, that the Committee may amend the 2010 Stock Plan in such manner as it deems necessary to permit the granting of awards meeting the requirements of the Code or other applicable laws, including, without limitation, to avoid adverse tax consequences to us or any participant.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows the amount of our common stock and limited partnership units beneficially owned as of January 22, 2010, after giving effect to the stock split and the Reorganization described under the section “Organizational Structure—Reorganization”, and as adjusted to reflect the 23,333,334 shares of our common stock offered hereby (or 26,833,334 if the underwriters exercise their option to purchase additional shares in full), by (i) each person who is known by us to own beneficially more than 5% of such interests, (ii) each selling stockholder, (iii) each member of the board of directors, (iv) future members of the board of directors, (v) each of the Named Executive Officers, (vi) certain former members of management and (vii) all members of the board of directors and the executive officers, as a group. A person is a “beneficial owner” of a security if that person has or shares voting or investment power over the security or if he has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, these persons, to our knowledge, have sole voting and investment power over the shares listed. Percentage computations are based on 53,671,329 shares of our common stock beneficially owned as of January 22, 2010, and 70,337,996 shares of common stock beneficially owned after this offering.

	Common Stock Beneficially Owned Prior to this Offering			Common Stock Being Offered	Common Stock Being Offered Assuming the Underwriters’ Option is Exercised in Full	Common Stock Beneficially Owned After this Offering
						Assuming the Underwriters’ Option is not Exercised			Assuming the Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	%		Number	Number	Number	%		Number	%
Blackstone (1)	40,295,506	75.1%		4,616,016	7,290,121	35,679,490	50.7%		33,005,385	46.9%
Graham Family (2)	7,588,021	14.1%		1,779,004	2,447,530	5,809,017	8.3%		5,140,491	7.3%
MidOcean (3)	2,063,647	3.8%		236,399	373,348	1,827,248	2.6%		1,690,299	2.4%
Chinh E. Chu (1)	40,295,506	75.1%		4,616,016	7,290,121	35,679,490	50.7%		33,005,385	46.9%
James A. Quella (1)	40,295,506	75.1%		4,616,016	7,290,121	35,679,490	50.7%		33,005,385	46.9%
Angelo G. Acconcia (1)	—	—		—	—	—	—		—	—
Warren D. Knowlton (4)	894,538	1.7%		—	—	894,538	1.3%		894,538	1.3%
Charles E. Kiernan (5)	58,612	*	*	—	—	58,612	*	*	58,612	*	*
Gary G. Michael (6)	58,612	*	*	—	—	58,612	*	*	58,612	*	*
John R. Chiminski (7)	—	—		—	—	—	—		—	—
Mark S. Burgess (8)	314,522	*	*	—	—	314,522	*	*	314,522	*	*
David W. Bullock (9)	37,611	*	*	—	—	37,611	*	*	37,611	*	*
Ashok Sudan (10)	135,161	*	*	—	—	135,161	*	*	135,161	*	*
George M. Lane (11)	102,477	*	*	—	—	102,477	*	*	102,477	*	*
David R. Nachbar (12)	66,175	*	*	—	—	66,175	*	*	66,175	*	*
All directors and executive officers as a group (14 persons) (13)	755,711	1.4%		—	—	755,711	1.1%		755,711	1.1%
Certain former members of management as a group (14)	344,748	*	*	35,248	55,668	309,500	*	*	289,080	*	*

*	Except as noted below, all beneficial owners are members of the board of directors and/or officers of the Operating Company and can be reached c/o Graham Packaging Holdings Company, 2401 Pleasant Valley Road, York, Pennsylvania 17402.
**	Less than 1%.
(1)	Includes 32,149,860 shares of common stock held by Blackstone Capital Partners III Merchant Banking Fund L.P., 5,727,916 shares of common stock held by Blackstone Offshore Capital Partners III L.P. and 2,417,730 shares of common stock held by Blackstone Family Investment Partnership III L.P. (collectively, the “Blackstone Funds”) in each case, prior to this offering. The shares being sold by Blackstone will be allocated among the Blackstone Funds on a pro rata basis. Blackstone Management Associates III L.L.C. (“BMA”) is the general partner of each of such entities. Messrs Chu, Quella and Acconcia are members of BMA, which has investment and voting control over the shares held or controlled by each of the Blackstone Funds. Each of such persons disclaims beneficial ownership of such shares. Messrs. Chu, Quella and Acconcia will serve as members of our board of directors after this offering and Messrs. Chu and Quella are Senior Managing Directors of The Blackstone Group L.P. The address of each of the preceding investors is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(2)	Upon consummation of the Reorganization, the Graham Family will hold 1,779,004 shares of our common stock (that will be sold in this offering) and an aggregate of 5,809,017 limited partnership units. Pursuant to the Exchange Agreement, they will have the right to exchange their limited partnership units for shares of our common stock on a one-for-one basis, subject to customary conversion rate adjustments for splits, stock dividends and reclassifications. See “Certain Relationships and Related Party Transactions—Exchange Agreement.” GPC Holdings, L.P. and Graham Packaging Corporation are wholly-owned, directly or indirectly, by the Graham Family and are controlled by Donald C. Graham and his family. The address of both is c/o Graham Capital Company, P.O. Box 1104, York, Pennsylvania 17405-1104. GPC Holdings, L.P., a Pennsylvania limited partnership, and Graham Packaging Corporation, a Pennsylvania corporation, will directly own an aggregate of 5,809,017 limited partnership units upon consummation of the Reorganization.
(3)	MidOcean Capital Investors, L.P., a Delaware limited partnership, directly owns 2,063,647 shares of common stock. Ultramar Capital, Ltd., MidOcean Capital Partners, L.P, Existing Fund GP, Ltd., MidOcean Partners, LP and MidOcean Associates, SPC may all be deemed to be beneficial owners of the shares as a result of their direct or indirect control relationship with MidOcean Capital Investors, L.P. J. Edward Virtue may be deemed a beneficial owner of the shares because he indirectly controls the securities, but he disclaims beneficial ownership except to the extent of his pecuniary interest therein. The address for MidOcean Capital Investors, L.P., MidOcean Capital Partners, L.P., Existing Fund GP, Ltd., MidOcean Partners, LP, MidOcean Associates, SPC and J. Edward Virtue is 320 Park Avenue, 17th Floor, New York, New York 10022.
(4)	Warren D. Knowlton is the former Executive Chairman of the Advisory Committee. Of the shares shown as beneficially owned, all 894,538 represent presently exercisable rights to acquire shares of common stock through the exchange of limited partnership units issuable upon exercise of options.
(5)	Charles E. Kiernan is a member of the Advisory Committee and will serve as a member of our board of directors after this offering. Of the shares shown as beneficially owned, all 58,612 represent presently exercisable rights to acquire shares of common stock through the exchange of limited partnership units issuable upon exercise of options.
(6)	Gary G. Michael is a member of the Advisory Committee and will serve as a member of our board of directors after this offering. Of the shares shown as beneficially owned, all 58,612 represent presently exercisable rights to acquire shares of common stock through the exchange of limited partnership units issuable upon exercise of options.
(7)	John R. Chiminski will serve as a member of our board of directors after this offering. Mr. Chiminski does not presently have any beneficial ownership of any securities of our company.
(8)	Mark S. Burgess is our Chief Executive Officer and will also serve as a member of our board of directors after this offering. Of the shares shown as beneficially owned, all 314,522 represent presently exercisable rights to acquire shares of common stock through the exchange of limited partnership units issuable upon exercise of options.
(9)	David W. Bullock is our Chief Financial Officer. Mr. Bullock directly owns 37,611 shares of common stock.
(10)	Ashok Sudan is our Executive Vice President and General Manager, Global Food and Beverage. Of the shares shown as beneficially owned, 116,052 represent presently exercisable rights to acquire shares of common stock through the exchange of limited partnership units issuable upon exercise of options.
(11)	George M. Lane served as Senior Vice President of the Operating Company until April 24, 2009. Of the shares shown as beneficially owned, 102,477 represent presently exercisable rights to acquire shares of common stock through the exchange of limited partnership units issuable upon exercise of options.
(12)	David R. Nachbar is the former Chief Human Resources Officer. Of the shares shown as beneficially owned, all 66,175 represent presently exercisable rights to acquire shares of common stock through the exchange of limited partnership units issuable upon exercise of options.
(13)	Excludes shares held by Blackstone that may be deemed to be beneficially owned by Messrs. Chu and Quella. Each of Messrs. Chu and Quella disclaims beneficial ownership of such shares.
(14)

Robinson Beeson, Scott Booth, William Mertens, Robert Cochran and George Stevens are selling stockholders and former employees of our company. None of Messrs. Beeson, Booth, Mertens, Cochran or Stevens has had a material relationship with our company within the past three years. Mr. Beeson directly owns 121,900 shares of common stock. Mr. Booth directly owns 121,900 shares of common stock. Mr. Mertens directly owns 21,111 shares of common stock. Mr. Cochran directly owns 20,657 shares of common stock and has presently exercisable rights to acquire 37,058 shares of common stock through the exchange of limited partnership units issuable upon exercise of options. Mr. Stevens directly owns 22,122 shares of common stock. Messrs. Beeson, Booth, Mertens, Cochran and Stevens will participate in this offering on a pro rata basis.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Equipment Sales Agreement, the Exchange Agreement, the Income Tax Receivable Agreements, the Holdings Partnership Agreement, the Registration Rights Agreement and the Stockholders’ Agreements, each as defined below, are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. You can obtain copies of those documents by following the instructions under “Where You Can Find More Information.”

Equipment Sales Agreement

We were a party to an Equipment Sales, Services and License Agreement dated February 2, 1998, (“Equipment Sales Agreement”) with Graham Engineering, a company controlled by the Graham Family, who have a 15% ownership interest in us. The Equipment Sales Agreement terminated on December 31, 2007. Under the Equipment Sales Agreement, Graham Engineering provided us with certain sizes of wheels used in extrusion blow molding, on an exclusive basis within the countries and regions in which we had material sales of plastic containers. Despite termination of the Equipment Sales Agreement, we continue to purchase wheels and replacement parts from Graham Engineering. We received equipment and related services of $10.3 million, $11.0 million, $1.3 million and $1.3 million for the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2009, respectively.

Exchange Agreement

In connection with the Reorganization, we will enter into an exchange agreement with the Graham Family pursuant to which the Graham Family and certain permitted transferees thereof may, subject to the terms specified in the exchange agreement, exchange their Graham Packing Holdings Company limited partnership units for shares of common stock at any time and from time to time on a one-for-one basis, subject to customary conversion rate adjustments for splits, stock dividends and reclassifications. We will enter into similar exchange agreements with current Graham Packing Holdings Company optionholders upon the exercise of their options.

Graham Packaging Holdings Company Partnership Agreement

Graham Packaging Holdings Company was formed under the name “Sonoco Graham Company” on April 3, 1989, as a limited partnership in accordance with the provisions of the Pennsylvania Uniform Limited Partnership Act, and, on February 2, 1998, the name of Graham Packaging Holdings Company was changed to “Graham Packaging Holdings Company.” Graham Packaging Holdings Company will continue until its dissolution and winding up in accordance with the terms of the Graham Packaging Holdings Company Partnership Agreement. The purpose of Graham Packaging Holdings Company is the manufacture and sale of rigid plastic containers and any business necessary or incidental thereto.

Immediately prior to the offering, the Graham Packaging Holdings Company Partnership Agreement will be amended and restated as the Sixth Amended and Restated Limited Partnership Agreement (referred to herein as the “Holdings Partnership Agreement”). Pursuant to such agreement, (i) the partnership interests in Graham Packaging Holdings Company will be denominated as limited partnership units and general partnership units such that we will own 40,975,314 limited partnership units, representing an 80.9% limited partnership interest, and our wholly-owned subsidiary, BCP, will own 2,023,472 general partnership units, representing a 4.0% general partnership interest in Graham Packaging Holdings Company, (ii) the general partnership interests of the Graham Family will be converted into a limited partnership interest such that the Graham Family will own an aggregate of 7,588,021 limited partnership units, representing a 15.0% limited partnership interest in Graham Packaging Holdings Company, and (iii) current and former employees and directors will own an aggregate of 35,167 limited partnership units and options to acquire an aggregate of 4,746,940 limited partnership units.

Pursuant to the Holdings Partnership Agreement, through BCP, we have the right to determine when distributions will be made to the partners of Graham Packaging Holdings Company and the amount of any such distributions. If we authorize a distribution, such distribution will be made to the partners of Graham Packaging Holdings Company (1) in the case of a tax distribution (as described below), to the holders of limited partnership units in proportion to the amount of taxable income of Graham Packaging Holdings Company allocated to such holder and (2) in the case of other distributions, pro rata in accordance with the percentages of their respective partnership interests.

The holders of limited partnership units in Graham Packaging Holdings Company, including us, will incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Graham Packaging Holdings Company. Net profits and net losses of Graham Packaging Holdings Company will generally be allocated to its partners (including us) pro rata in accordance with the percentages of their respective partnership interests. The Holdings Partnership Agreement provides for cash distributions to the holders of limited partnership units of Graham Packaging Holdings Company if we determine that the taxable income of Graham Packaging Holdings Company will give rise to taxable income for its partners. In accordance with the Holdings Partnership Agreement, we intend to cause Graham Packaging Holdings Company to make cash distributions to the holders of limited partnership units of Graham Packaging Holdings Company for purposes of funding their tax obligations in respect of the income of Graham Packaging Holdings Company that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the net taxable income of Graham Packaging Holdings Company allocable to such holder of limited partnership units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporation (taking into account the nondeductibility of certain expenses and the character of our income).

The Holdings Partnership Agreement provides that for so long as the Graham Family retains at least one-third of their partnership interests held as of February 2, 1998 (or our common stock for which such partnership interests have been or are eligible to be exchanged), they are entitled to an advisory fee of $1,000,000 per annum, payable in four equal quarterly installments.

The Holdings Partnership Agreement provides that BCP, as the general partner, will be entitled in its sole discretion and without the approval of the other partners to perform or cause to be performed all management and operational functions relating to Graham Packaging Holdings Company and shall have the sole power to bind Graham Packaging Holdings Company. The limited partners will not participate in the management or control of the business.

The Holdings Partnership Agreement provides that, subject to certain exceptions, the General Partner will not withdraw from Graham Packaging Holdings Company, resign as a general partner, or transfer its general partnership interests, and limited partners will not transfer their limited partnership interests without the consent of the General Partner (except in an exchange transaction pursuant to an exchange agreement).

The Holdings Partnership Agreement provides that if the Graham Family proposes to transfer any partnership interests to any person pursuant to a bona fide offer to purchase such partnership interests, then the Graham Family shall first give a written notice to Graham Packaging Holdings Company, us and BCP setting forth the terms and conditions of such offer. Graham Packaging Holdings Company has a right of first refusal regarding such partnership units.

The Holdings Partnership Agreement provides that Graham Packaging Holdings Company will be dissolved upon the earliest of (i) the sale, exchange or other disposition of all or substantially all of its assets, (ii) the withdrawal, resignation, filing of a certificate of dissolution or revocation of the charter or bankruptcy of the General Partner, or the occurrence of any other event which causes a general partner to cease to be a general partner unless, a majority-in-interest of the limited partners elect to continue the partnership, or (iii) such date as the partners shall unanimously elect.

Registration Rights Agreement

Graham Packaging Holdings Company, the predecessors of the Graham Family, Blackstone and certain other investors are parties to a Registration Rights Agreement with GPC Capital Corp. II, dated as of February 2, 1998. We will enter into a Registration Rights Agreement with such parties to provide the same rights with respect to shares of our common stock outstanding held by such parties or delivered in exchange for limited partnership units otherwise held by them. The Registration Rights Agreement will provide (i) to the Graham Family and their affiliates (and their permitted transferees of partnership interests in Graham Packaging Holdings Company) two “demand” registrations at any time after we complete an IPO and customary “piggyback” registration rights and (ii) to Blackstone an unlimited number of “demand” registrations and customary “piggyback” registration rights. In addition, the Registration Rights Agreement will provide that the Graham Family and their affiliates may request that we file a shelf registration statement beginning on the 181st day after this offering. The Registration Rights Agreement will also provide that we will pay certain expenses of the Graham Family, Blackstone and certain other investors relating to such registrations and indemnify them against certain liabilities, which may arise under the Securities Act. Parties to the stockholders’ agreements will also have customary “piggyback” registration rights under the Registration Rights Agreement pursuant to such agreements in the event Blackstone registers shares to sell.

Stockholders’ Agreements

In connection with this offering, we will enter into a stockholders’ agreement with Blackstone. This agreement will grant Blackstone the right to nominate to our board of directors a number of designees equal to: (i) at least a majority of the total number of directors comprising our board at such time as long as Blackstone beneficially owns more than 35% of the shares of our common stock entitled to vote generally in the election of our directors; (ii) 42% of the total number of directors comprising our board at such time as long as Blackstone beneficially owns more than 25% but less than or equal to 35% of the shares of our common stock entitled to vote generally in the election of our directors; (iii) 28% of the total number of directors comprising our board of directors at such time as long as Blackstone beneficially owns more than 15% but less than or equal to 25% of the shares of our common stock entitled to vote generally in the election of our directors; and (iv) 14% of the total number of directors comprising our board of directors at such time as long as Blackstone beneficially owns 5% or more of the shares of our common stock entitled to vote generally in the election of our directors. For purposes of calculating the number of directors that Blackstone is entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded up to the nearest whole number and the calculation would be made on a pro forma basis, taking into account any increase in the size of our board of directors (e.g., one and one quarter (1 1/4) directors shall equate to two directors). In addition, Blackstone shall have the right to remove and replace its director-designees at any time and for any reason and to nominate any individual(s) to fill any such vacancies.

If we are required by New York Stock Exchange regulations to have a majority of independent directors on our board of directors, upon the occurrence of any transaction whereby Blackstone ceases to beneficially own more than 50% of the shares of our common stock entitled to vote generally in the election of directors, the board of directors will simultaneously be increased in size to nine directors. The two vacancies thus created will be filled by independent directors appointed by the affirmative vote of a majority of the remaining directors although less than a quorum. The board of directors will take other steps necessary to comply with the New York Stock Exchange regulations.

We are a party to a stockholders’ agreement with certain holders of our common stock, dated February 2, 1998, which will be terminated in connection with this offering. Under this agreement, such holders could not transfer any shares without Blackstone’s consent unless such transfer was a registered public offering made in accordance with the Registration Rights Agreement. In addition, such holders had the right to tag along in a private sale by Blackstone and they were subject to being dragged along in a private sale by Blackstone. Such holders had also granted a proxy to Blackstone to vote their shares to elect any board designees of Blackstone and approve any matter approved by our board of directors. We are also party to a management stockholders agreement with current and former members of management of the Operating Company dated February 3, 1998, which will also be terminated in connection with this offering. As described above, the holders under these agreements were entitled to “piggyback” registration rights under the Registration Rights Agreement.

Income Tax Receivable Agreements

As described in “Organizational Structure,” the Graham Family entities will enter into an exchange agreement with us providing the Graham Family with the right to exchange partnership units in Graham Packaging Holdings Company for shares of our common stock. Graham Packaging Holdings Company intends to have in effect an election under Section 754 of the Code effective for each taxable year in which such an exchange of partnership units for shares of common stock occurs, which may result in an adjustment to the tax basis of the assets of Graham Packaging Holdings Company at the time of an exchange of limited partnership units. Any such future exchanges are expected to result in an increase in the tax basis of the tangible and intangible assets of Graham Packaging Holdings Company that otherwise would not have been available. Similar increases to the tax basis of the tangible and intangible assets of Graham Packaging Holdings Company resulted from our 1998 acquisition of Graham Packaging Holdings Company. These increases in tax basis will increase (for tax purposes) depreciation and amortization and therefore reduce the amount of tax that we would otherwise be required to pay in the future. These increases in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent the tax basis is allocated to those capital assets. Additionally, in connection with (and following) the Reorganization, we will be able to utilize net operating losses that arose prior to the IPO and Reorganization and are therefore attributable to our existing stockholders (i.e., Blackstone, management and other investors). These net operating loss carryforwards will also reduce the amount of tax that we would otherwise be required to pay in the future.

We will enter into an income tax receivable agreement with GPC LP that will provide for the payment by us to the Graham Family of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment by us, or a change of control, as discussed below) as a result of these increases in tax basis and of certain other tax benefits related to our entering into the income tax receivable agreement, including tax benefits attributable to payments under the income tax receivable agreement.

We will also enter into an income tax receivable agreement with certain of our existing stockholders that will provide for the payment by us to all of our existing stockholders (ie Blackstone, management and other investors) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination by us or a change of control, as discussed below) as a result of the utilization of our net operating losses attributable to periods prior to this offering and any increase to the tax basis of the assets of Graham Packaging Holdings Company relating to our 1998 acquisition of Graham Packaging Holdings Company, and of certain other tax benefits related to our entering into the income tax receivable agreements, including tax benefits attributable to payments under the income tax receivable agreement.

For purposes of these income tax receivable agreements, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had we not been able to utilize the tax benefits subject to the income tax receivable agreements. The term of each income tax receivable agreement will commence upon consummation of this offering and will continue, in each case, until all relevant tax benefits have been utilized or have expired.

Our counterparties under the income tax receivable agreements will not reimburse us for any payments previously made if such basis increases or other benefits are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances we could make payments under the income tax receivable agreements that are greater than our actual cash tax savings.

While the actual amount and timing of any payments under the income tax receivable agreements will vary depending upon a number of factors, including the timing of the offering, timing of subsequent exchanges, the amount and timing of the taxable income we generate in the future, our use of net operating loss carryforwards and the portion of our payments under the income tax receivable agreements constituting imputed interest or amortizable tax basis, we expect that during the term of the income tax receivable agreements, the payments that we may make could be material. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefits subject to the income tax receivable agreements, we would expect that future payments under the income tax receivable agreements will aggregate to approximately $200 million to $250 million with potential additional payments for tax basis step-ups relating to future exchanges by the Graham Family of their limited partnership units in Graham Packaging Holdings Company for our stock depending on the timing and value of such exchanges. This range is based on our assumptions using presently available information including with respect to valuation, historic tax basis and the amount of tax attributes subject to the income tax receivable agreements that will actually exist as of the offering date. Such amounts may differ materially from the amounts presented above based on various items, including final valuation analysis and updated determinations of taxable income and historic tax basis amounts.

If we undergo a change of control, the income tax receivable agreements will terminate and we will be required to make a payment equal to the present value of future payments under the income tax receivable agreements, which payment would be based on certain assumptions, including those relating to our future taxable income. Additionally, if we or a direct or indirect subsidiary transfers any asset to a corporation with which we do not file a consolidated tax return, we will be treated as having sold that asset in a taxable transaction for purposes of determining the cash savings in income tax under the income tax receivable agreements.

Each income tax receivable agreement provides that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under it or by operation of law as a result of the rejection of it in a case commenced under the United States Bankruptcy Code or otherwise, then all our payment and other obligations under the relevant income tax receivable agreement will be accelerated and will become due and payable applying the same assumptions described above. Such payments could be substantial and could exceed our actual cash tax savings under the relevant income tax receivable agreement. Additionally, we generally have the right to terminate each income tax receivable agreement. If we terminate an income tax receivable agreement, our payment and other obligations under the relevant income tax receivable agreement will be accelerated and will become due and payable, also applying the assumptions described above. Such payments could be substantial and could exceed our actual cash tax savings under the relevant income tax receivable agreement.

Because we are a holding company with no operations of our own, our ability to make payments under the income tax receivable agreements is dependent on the ability of our subsidiaries to make distributions to us. Our credit agreement and outstanding notes restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the income tax receivable agreements. To the extent that we are unable to make payments under the income tax receivable agreements for any reason, such payments will be deferred and will accrue interest at a rate of LIBOR plus five percent per annum until paid.

Management Services Arrangements

Blackstone and the Graham Family have supplied management services to us since 1998. We have recorded $2.0 million of expense for management services provided by the Graham Family for each of the years ended December 31, 2006, 2007 and 2008, including a $1.0 million annual fee paid pursuant to the Holdings Partnership Agreement and a $1.0 million annual fee paid pursuant to the Monitoring Agreement. We have recorded $3.1 million, $3.3 million and $3.2 million of expense for management services provided by Blackstone for the years ended December 31, 2006, 2007 and 2008, respectively, including a $3.0 million annual fee paid pursuant to the Monitoring Agreement. Both Blackstone and the Graham Family are reimbursed for reasonable out-of-pocket expenses. For the nine months ended September 30, 2009, we recorded $1.5 million expense to the Graham Family and $2.3 million expense to Blackstone with regard to these monitoring agreements.

We expect Blackstone Management Partners III L.L.C. to terminate the Monitoring Agreement pursuant to a termination agreement in exchange for a one-time payment of $26.3 million to Blackstone Management Partners III L.L.C. and $8.8 million to the Graham Family, representing the estimated fair value of future payments under the agreement. As a result of the termination, affiliates of Blackstone and the Graham Family will have no further obligation to provide services to us and we will have no further obligation to make annual payments of $4.0 million under this agreement. The termination of the Monitoring Agreement will not affect the $1.0 million annual fee paid to the Graham Family pursuant to the Holdings Partnership Agreement.

In the future, Blackstone may receive customary fees for advisory and other services rendered to us. If such services are rendered in the future, the fees will be negotiated from time to time on an arm’s length basis and will be based on the services performed and the prevailing fees then charged by third parties for comparable services.

Loans to Management

At September 30, 2009, we had loans outstanding to certain of our current and former management employees of $2.1 million for the purchase of shares of our common stock, including loans to each of Ashok Sudan, Geoffrey Lu and Dave W. Cargile of $0.1 million and Roger M. Prevot of $0.7 million. These loans were made in connection with the capital call payments made on September 29, 2000, and March 29, 2001, pursuant to the capital call agreement dated as of August 13, 1998. The proceeds from the loans were used to fund management’s share of the capital call payments. On October 30, 2009, Messrs. Cargile, Sudan and Lu repaid their outstanding loans in full. The remaining loans, none of which is extended to any of our executive officers, mature on September 28, 2012, and March 30, 2013, respectively, and accrue interest at a rate of 6.22% per annum. The loans are secured by a pledge of the stock purchased by the loans and by a security interest in any bonus due and payable to the respective borrowers before or after the maturity date of the loans.

Loans to the Blackstone Funds

On January 5, 2007 and April 10, 2009, Graham Packaging Holdings Company loaned $3.4 million and $0.2 million, respectively, to the Blackstone Funds in connection with the Blackstone Funds’ purchase from our former Chief Executive Officer and Chief Financial Officer, in the case of the 2007 loan, and a former Senior Vice President, in the case of the 2009 loan, of all of their outstanding shares of our common stock. These loans bear interest at a rate of 8.0% per annum payable quarterly in cash or, at the Blackstone Funds’ option, in kind, and mature on January 5, 2017.

Equity Healthcare Program Agreement

Effective October 23, 2008, we entered into an employer health program agreement with Equity Healthcare LLC (“Equity Healthcare”). Equity Healthcare negotiates with providers of standard administrative services for health benefit plans as well as other related services for cost discounts and quality of service monitoring capability by Equity Healthcare. Because of the combined purchasing power of its client participants, Equity Healthcare is able to negotiate pricing terms for providers that are believed to be more favorable than the companies could obtain for themselves on an individual basis.

In consideration for Equity Healthcare’s provision of access to these favorable arrangements and its monitoring of the contracted third parties’ delivery of contracted services to us, we pay Equity Healthcare a fee of $2 per participating employee per month (“PEPM Fee”). As of September 30, 2009, we had approximately 4,134 employees enrolled in our health benefit plans in the United States.

Equity Healthcare may also receive a fee (“Health Plan Fees”) from one or more of the health plans with whom Equity Healthcare has contractual arrangements if the total number of employees joining such health plans from participating companies exceeds specified thresholds. If and when Equity Healthcare reaches the point at which the aggregate of its receipts from the PEPM Fee and the Health Plan Fees have covered all of its allocated costs, it will apply the incremental revenues derived from all such fees to (a) reduce the PEPM Fee otherwise payable by us; (b) avoid or reduce an increase in the PEPM Fee that might otherwise have occurred on contract renewal; or (c) arrange for additional services to us at no cost or reduced cost.

Equity Healthcare is an affiliate of Blackstone, with whom Chinh E. Chu, James A. Quella, Gregory S. Beutler (a member of the Advisory Committee who will not be one or our directors following this offering) and Angelo G. Acconcia, members of Graham Packaging Holdings Company’s Advisory Committee, are affiliated and in which they may have an indirect pecuniary interest.

Core Trust Purchasing Group Participation Agreement

Effective February 1, 2006, we entered into a five-year participation agreement (“participation agreement”) with Core Trust Purchasing Group, a division of HealthTrust Purchasing Corporation (“CPG”), designating CPG as our exclusive “group purchasing organization” for the purchase of certain products and services from third party vendors. CPG secures from vendors pricing terms for goods and services that are believed to be more favorable than participants in the group purchasing organization could obtain for themselves on an individual basis. Under the participation agreement, we must purchase 80% of the requirements of our participating locations for core categories of specified products and services, from vendors participating in the group purchasing arrangement with CPG or CPG may terminate the contract. In connection with purchases by its participants (including us), CPG receives a commission from the vendors in respect of such purchases.

Although CPG is not affiliated with Blackstone, in consideration for Blackstone’s facilitating our participation in CPG and monitoring the services CPG provides to us, CPG remits a portion of the commissions received from vendors in respect of our purchases under the participation agreement to an affiliate of Blackstone, with whom Chinh E. Chu, James A. Quella, Gregory S. Beutler and Angelo G. Acconcia, members of Graham Packaging Holdings Company’s Advisory Committee, are affiliated and in which they may have an indirect pecuniary interest. For the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2009, our purchases under the participation agreement were approximately $1.4 million, $4.9 million, $6.8 million and $5.2 million, respectively.

Commercial Transactions with Blackstone Portfolio Companies

Pinnacle Foods, which is owned by Blackstone, is a customer of ours. For the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009, our sales to Pinnacle Foods were $11.2 million, $11.7 million, $10.1 million and $4.7 million, respectively.

In 2008, we entered into an agreement with Kloeckner Pentaplast (“Kloeckner”), which is owned by Blackstone, to combine our purchasing power on materials used by both us and Kloeckner. In connection with this agreement, Kloeckner paid us $0 for the year ended December 31, 2008, and $0.2 million for the nine months ended September 30, 2009.

Fees in Connection with the Fourth Amendment to the Credit Agreement

We incurred a $5.0 million fee from Blackstone Management Partners III L.L.C. in connection with the fourth amendment to the credit agreement. This amount was charged against the gain on debt extinguishment (see note 11 to our condensed consolidated financial statements (unaudited) included elsewhere in the prospectus).

Gary G. Michael and The Clorox Company

Gary G. Michael, a member of the Advisory Committee, also serves on the Board of Directors of The Clorox Company, which is one of our largest customers. Included in current assets at December 31, 2006, 2007 and 2008, and at September 30, 2009, were receivables from The Clorox Company of $1.7 million, $2.1 million, $3.6 million and $4.3 million, respectively. Included in net sales for the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2009, were net sales to The Clorox Company of $30.7 million, $30.0 million, $45.2 million and $37.8 million, respectively.

Reimbursement of Administrative Expenses

Since our inception, Blackstone has paid on our behalf some of our administrative expenses. Such payments totaled $23 thousand, $62 thousand, $60 thousand and $68 thousand for the years ended December 31, 2006, 2007 and 2008 and for the nine months ended September 30, 2009. We will use $0.8 million of the net proceeds from this offering to reimburse Blackstone for all the historical administrative expenses incurred by us and paid by Blackstone on our behalf since our inception.

Related Persons Transaction Policy

Upon completion of this offering, we intend to adopt a formal, written policy for the review, approval or ratification of transactions with related persons.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Agreement

On October 7, 2004, our subsidiary, the Operating Company and GPC Capital Corp. I, as co-borrowers, established the senior secured credit agreement with certain lenders and Citigroup, Goldman Sachs Credit Partners, L.P., General Electric Capital Corporation, Lehman Commercial Paper Inc., and Deutsche Bank AG Cayman Islands Branch (“Deutsche Bank AG”) as agents.

The senior secured credit agreement was amended on December 9, 2005, April 18, 2006, March 30, 2007, May 2, 2009 and December 10, 2009 and currently consists of:

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the $248 million senior secured revolving credit facility with availability of $237.3 million as of September 30, 2009 (as reduced by $10.7 million of outstanding letters of credit); $135.2 million of the commitments expiring October 7, 2010 and the remaining $112.8 million of commitments mature on October 1, 2013; and

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the $1,875 million senior secured term loan facility with an original maturity of seven years, with an aggregate principal amount of $1,784.5 million ($1,805.6 million outstanding less $21.1 million unamortized discount) outstanding as of September 30, 2009.

Upon consummation of this offering, commitments under our senior secured revolving credit facilities will automatically increase by $12.0 million, which additional commitments will mature on October 1, 2013.

In addition, upon the occurrence of certain events, the Operating Company may request an increase to the term loan facility in an aggregate amount not to exceed $300 million, subject to receipt of commitments by term loans lenders or other financing institutions reasonably acceptable to the administrative agent. The Operating Company and GPC Capital Corp. I are the borrowers under the term loan facility and the revolving credit facility. The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, such same-day borrowings being referred to as the swingline loans.

Interest Rate and Fees

The borrowings under the credit agreement bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the highest of (1) Deutsche Bank AG’s, prime rate, (2) the federal funds rate plus  1/2 of 1% and (3) the LIBOR rate for a one-month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs.

The applicable margin for borrowings under the non-extended revolving credit facility is 1.75% with respect to base rate borrowings and 2.75% with respect to LIBOR borrowings, provided that such margins will be reduced to 1.50% and 2.50%, respectively, if we have received cash proceeds from the sale of our equity interests pursuant to a public offering of our common stock and if certain requirements with regard to the total net leverage ratio and corporate ratings of the Operating Company have been met. The applicable margin for borrowings under the extended revolving credit facility is 3.25% with respect to base rate borrowings and 4.25% with respect to LIBOR borrowings.

The applicable margin for borrowings under the term loan B facility is 1.25% with respect to base rate borrowings and 2.25% with respect to LIBOR borrowings, provided that such margins (a) will be reduced to 1.00% and 2.00%, respectively, if we have received cash proceeds from the sale of our equity interests pursuant to a public offering of our common stock and if certain requirements with regard to the total net leverage ratio and corporate ratings of the Operating Company have been met and (b) will be increased to 1.50% and 2.50%, respectively, if the corporate credit rating of the Operating Company issued by Moody’s Investors Service, Inc. is B3 or lower. The applicable margin for borrowings under the term loan C facility is 3.25% with respect to base rate borrowings and 4.25% with respect to LIBOR borrowings.

In addition to paying interest on outstanding principal under the credit agreement, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to (x) 0.50% per annum with respect to non-extended revolving credit facility commitments and (y) 0.75% per annum with respect to extended revolving credit facility commitments. We also pay a fee on all outstanding letters of credit at a rate per annum equal to the applicable margin then in effect with respect to LIBOR loans under the revolving credit facility on the face amount of each such letter of credit, a customary fronting fee and other customary letter of credit fees.

Prepayments

The credit agreement requires us to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 0% for any fiscal year for which the Operating Company’s total net leverage ratio is less than 3.5x) of its excess cash flow;

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100% (which percentage will be reduced to 75% if the Operating Company’s total net leverage ratio is less that 3.5x) of the net cash proceeds received by our company, the Operating Company, or any of our domestic wholly-owned subsidiaries from any loss, damage, destruction or condemnation of, or any sale, transfer or other disposition of, any asset subject to certain thresholds and certain exceptions and reinvestment rights;

•	100% of the net cash proceeds received by our company or any of our subsidiaries from issuances of debt obligations of our company and our subsidiaries, subject to certain exceptions; and

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50% of the net cash proceeds received by our company or any of our subsidiaries from issuances of our equity, including net cash proceeds received by us in this offering, or the equity of the Operating Company (which percentage will be reduced to 0% for so long as the Operating Company’s total net leverage ratio is less than 3.5x), subject to certain exceptions.

We may voluntarily repay outstanding loans under the credit agreement or voluntarily reduce unutilized portions of the revolving credit facility at any time, without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Amortization and Availability

The term loan facility is payable in quarterly installments and requires payments of $4.6 million in the fourth quarter of 2009, $18.3 million in 2010, $615.7 million in 2011, $12.0 million in 2012, $12.0 million in 2013 and $1,143.0 million in 2014 (disregarding any further mandatory or voluntary prepayments that may reduce such scheduled amortization payments).

On May 28, 2009, certain of the lenders under our term loans agreed to extend the final maturity of $1,200 million of the term loans conditioned on the refinancing in full of our senior notes due 2012. As a result of such refinancing in November 2009, $611.6 million of the term loans will mature on October 7, 2011, and the remaining $1,194.0 million will mature on April 5, 2014.

On May 28, 2009, certain of our revolving credit agreement lenders agreed to extend their commitments, with respect to $112.8 million of the total commitment, conditioned on the refinancing in full of our senior notes due 2012. As a result of such refinancing in November 2009, $135.2 million of commitments under the revolving credit agreement will expire on October 7, 2010, and the remainder of the commitments will expire on October 1, 2013. Additionally, upon consummation of this offering, commitments under our senior secured revolving credit facilities will automatically increase by $12.0 million, which additional commitments will mature on October 1, 2013.

Guarantee

The obligations of the Operating Company and GPC Capital Corp. I under the senior secured credit agreement are guaranteed by Graham Packaging Holdings Company, the Operating Company and certain domestic subsidiaries of the Operating Company.

Certain Covenants and Events of Default

The credit agreement contains a number of significant covenants. We believe that these covenants are material terms of the credit agreement and that information about the covenants is material to an investor’s understanding of our financial condition and liquidity. Covenant compliance EBITDA is used to determine our compliance with certain of these covenants. Any breach of covenants in the credit agreement (including those that are tied to financial ratios based on covenant compliance EBITDA) could result in a default under our credit agreement and the lenders could elect to declare all amounts borrowed to be immediately due and payable. Any such acceleration would also result in a default under the indentures.

The covenants under the credit agreement, among other things, restrict, subject to certain exceptions, the ability of our company and our subsidiaries to:

•	incur, create, assume or permit to exist any additional indebtedness;

•	incur, create, assume or permit to exist any lien on any property or assets (including stock or other securities of any person, including any of our subsidiaries);

•	enter into sale and lease-back transactions;

•	make investments, loans, or advances;

•	engage in mergers or consolidations;

•	make certain acquisitions;

•	pay dividends and distributions or repurchase our capital stock;

•	engage in certain transactions with affiliates;

•	change the business conducted by our company and our subsidiaries;

•	amend or modify certain material agreements governing our indebtedness (including the senior notes and senior subordinated notes); or

•	make capital expenditures in excess of certain amounts.

The credit agreement further requires that the Operating Company maintain a senior secured debt to covenant compliance EBITDA ratio that does not exceed (a) 5.5x on the last day of any fiscal quarter ending on or before December 31, 2011; (b) 5.25x on the last day of the fiscal year beginning on January 1, 2012; and (c) 5.00x on the last day of any fiscal year beginning on or after January 1, 2013.

The credit agreement also contains certain customary affirmative covenants and events of default (including an event of default pursuant to a “change of control”). As of September 30, 2009, we were in compliance in all material respects with all covenants and provisions in the credit agreement. The Reorganization and the offering contemplated by this prospectus would have constituted a “change of control” under the credit agreement. However, on December 16, 2009, we amended the credit agreement to provide that the offering and the Reorganization will not constitute a “change of control” under that agreement.

Indentures

General

In October 2004, and in connection with the acquisition of O-I Plastic and the refinancing (the “2004 Refinancing”) of substantially all of the outstanding indebtedness of Graham Packaging Holdings Company, the Operating Company and GPC Capital Corp. I issued $250 million of senior notes due 2012 and $375 million of senior subordinated notes due 2014. The proceeds from these offerings were used (i) to effect the O-I Plastic acquisition and the 2004 Refinancing and (ii) to pay related fees, expenses and other transaction costs.

As of September 30, 2009, we had outstanding $250.0 million in senior notes due 2012 and $375.0 million in senior subordinated notes due 2014 co-issued by the Operating Company and GPC Capital Corp. I.

On November 24, 2009, the Operating Company and GPC Capital Corp. I issued $253.4 million aggregate principal amount of 8.25% senior unsecured notes due 2017. The net proceeds from the offering, along with cash on hand, were used to fully discharge our obligations under the 8.5% senior notes due 2012. The senior notes and the senior subordinated notes are unconditionally guaranteed, jointly and severally, by Graham Packaging Holdings Company and certain domestic subsidiaries of the Operating Company and mature on January 1, 2017, and October 7, 2014, respectively. Interest on the senior notes is payable semi-annually on January 1 and July 1 of each year at 8.25% per annum and interest on the senior subordinated notes is payable semi-annually at 9.875% per annum.

The Senior Notes

The senior notes:

•	are general unsecured obligations of the Operating Company and GPC Capital Corp. I;

•	are pari passu in right of payment with all existing and future senior debt of the Operating Company and GPC Capital Corp. I;

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are effectively subordinated to all secured debt of the Operating Company, GPC Capital Corp. I and the guarantors and structurally subordinated to the debt of any non-guarantor subsidiaries of the Operating Company; and

•	are senior in right of payment to any subordinated indebtedness of the Operating Company and GPC Capital Corp. I.

The Senior Subordinated Notes

The senior subordinated notes:

•	are general unsecured obligations of the Operating Company and GPC Capital Corp. I;

•	are subordinated in right of payment to all existing and future senior debt of the Operating Company and GPC Capital Corp. I;

•	are pari passu in right of payment with any senior subordinated indebtedness of the Operating Company and GPC Capital Corp. I; and

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are effectively subordinated to all secured debt of the Operating Company, the guarantors and GPC Capital Corp. I and structurally subordinated to the debt of any non-guarantor subsidiaries of the Operating Company.

Covenants

The indentures contain a number of significant covenants that, among other things, restrict our ability to dispose of assets, repay other indebtedness, incur additional indebtedness, pay dividends, prepay subordinated indebtedness, incur liens, make capital expenditures, investments or acquisitions, engage in mergers or consolidations, engage in certain types of transactions with affiliates and otherwise restrict our activities.

Optional Redemption

We may redeem both the senior notes and the senior subordinated notes, in whole or in part, at any time, subject to prepayment provisions.

Change of Control Offer

Upon the occurrence of a change of control, the holders of the notes can require us to repurchase some or all of their notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. The Reorganization and public offering contemplated by this prospectus will not constitute a “change of control” under the indentures governing our notes.

DESCRIPTION OF CAPITAL STOCK

The following discussion summarizes the material terms of the common stock to be issued in connection with the public offering contemplated by this prospectus. This discussion does not purport to be complete and is qualified in its entirety by reference to our restated certificate of incorporation and amended and restated bylaws that will be in effect as of the effective time of this offering. The forms of our restated certificate of incorporation and amended and restated bylaws have been filed as exhibits to the registration statement of which this prospectus forms a part. You can obtain copies of those documents by following the instructions under “Where You Can Find More Information.”

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Delaware General Corporation Law (the “DGCL”). Our restated certificate of incorporation will authorize us to issue up to 500,000,000 shares of common stock and 100,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus.

Common Stock

We will amend and restate our certificate of incorporation to, among other things, increase the number of shares of our authorized capital stock to 500,000,000 shares of common stock and effect a 1,465.4874-for-one stock split for our shares of common stock prior to the offering. Each share of our common stock outstanding will become 1,465.4874 shares of common stock pursuant to the stock split. See “Organizational Structure—Reorganization.”

The common stock has the voting rights described below under “—Voting,” and the dividend rights described below under “—Dividends.” Holders of common stock do not have conversion or redemption rights or any preemptive rights to subscribe for any of our unissued securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any preferred shares which may be authorized and issued in the future.

Preferred Stock

Our restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Voting

Holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and other factors.

Stockholder Meetings

Our amended and restated bylaws will provide that annual stockholder meetings will be held at a time and place selected by our board of directors.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws

Several provisions in our restated certificate of incorporation and amended and restated bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest, and (2) the removal of incumbent officers and directors.

Authorized Preferred Stock and Common Stock

Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

Our restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. We will have a classified board of directors, with two directors in Class I (expected to be Messrs. Quella and Kiernan), two directors in Class II

(expected to be Messrs. Burgess and Acconcia) and three directors in Class III (expected to be Messrs. Chu, Michael and Chiminski). The members of each class will serve for a term expiring at the third succeeding annual meeting of stockholders. As a result, approximately one-third of our board of directors will be elected each year. A replacement director shall serve in the same class as the former director he or she is replacing. The classification of our board of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our restated certificate of incorporation and amended and restated bylaws will provide that the number of directors will be fixed from time to time pursuant to a resolution adopted by the board, but must consist of not less than seven or more than 15 directors.

Removal of Directors; Vacancies

Our restated certificate of incorporation will provide that (i) prior to the date on which Blackstone beneficially owns less than a majority in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (ii) on and after the date Blackstone beneficially owns, in the aggregate, less than a majority but more than 10% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated bylaws will also provide that, except as set forth in the stockholders’ agreement, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, or by a sole remaining director.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless an entity’s certificate of incorporation provides otherwise. Our restated certificate of incorporation will prohibit cumulative voting.

Calling of Special Meetings of Stockholders

Our restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time by the holders of a majority in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors; provided, however, at any time when Blackstone beneficially owns, in the aggregate, less than a majority in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, special meetings of our stockholders may be called at any time only by or at the direction of the chairman of the board of directors, the board of directors or a committee of the board of directors which has been designated by the board of directors.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless otherwise provided by a corporation’s certificate of incorporation. Our restated certificate of incorporation will preclude stockholder action by written consent so long as Blackstone beneficially owns, in the aggregate, less than 40% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. These provisions, which do not apply to Blackstone, may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our restated certificate of incorporation will provide that Blackstone and any of its respective direct or indirect transferees and any group as to which such persons are a party will not constitute “interested stockholders” for purposes of this provision.

Corporate Opportunity

Our restated certificate of incorporation will provide that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for Blackstone or the members of our board of directors who are not our employees (including any directors who also serve as officers). We do not renounce our interest in any corporate opportunity offered to any such director or officer if such opportunity is expressly offered to such person solely in his or her capacity as our director or officer.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of the corporation pursuant to which they will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Supermajority Provisions

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares of stock entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our restated certificate of incorporation will provide that at any time when Blackstone beneficially owns less than a majority but more than 10% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, the following provisions in our restated certificate of incorporation and amended and restated bylaws may be amended only by the affirmative vote of holders of at least 75% of the shares of common stock entitled to vote generally in the election of directors:

•	classified board (the election and term of our directors);

•	the resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	filling vacancies on our board and newly created directorships;

•	the advance notice requirements for stockholder proposals and director nominations;

•	the indemnification provisions; and

•	the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.

In addition, our restated certificate of incorporation will grant our board of directors the authority to amend and repeal our amended and restated bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our restated certificate of incorporation.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.

Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends) or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances. Our amended and restated bylaws will also provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly required to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of his service as a director, officer, employee or agent of the corporation, or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against its directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit our company and our stockholders. In addition, an investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “GRM.”

Transfer Agent and Registrar

We have appointed American Stock Transfer & Trust Company, LLC as the transfer agent and registrar for the common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exchange of limited partnership units upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon closing of this offering, we will have outstanding an aggregate of approximately 61,444,457 shares of common stock (62,112,983 shares of common stock if the underwriters exercise their option to purchase additional shares giving effect to the exchange by the Graham Family of 668,526 limited partnership units of Graham Packaging Holdings Company for shares of our common stock to satisfy that option). In addition, as of January 22, 2010, and after giving effect to the Reorganization, options to purchase limited partnership units of Graham Packaging Holdings Company exchangeable for an aggregate of 3,049,355 shares of our common stock had vested. All of these vested options were part of 4,127,161 outstanding options to acquire limited partnership units of Graham Packaging Holdings Company that vest based on time or performance metrics. As of January 22, 2010, and after giving effect to the Reorganization, options to acquire limited partnership units exchangeable for 619,779 shares of common stock were also outstanding, the vesting of which is contingent on both conditions relating to performance goals and the sale by Blackstone of 75% of its original ownership interests, which conditions are not expected to be satisfied in the near future. Options to acquire up to 853,850 shares of common stock, a portion of which are expected to be granted in connection with this offering (none of which will have vested upon consummation of this offering), will also be outstanding. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, which we summarize below.

The 38,111,123 aggregate restricted shares and the shares held by our affiliates (excluding shares issuable upon the exchange of 5,844,184 outstanding limited partnership units of Graham Packaging Holdings Company), or 35,279,649 aggregate shares if the underwriters exercise their option to purchase additional shares in full, will be eligible for sale to the public at various times beginning after the expiration of the lock-up agreements 180 days after the date of this prospectus pursuant to Rule 144.

In addition, subject to certain limitations and exceptions, pursuant to the terms of an exchange agreement we will enter into with the Graham Family, they (subject to the terms of the exchange agreement) will have the right to exchange their limited partnership units for shares of our common stock outstanding on a one-for-one basis, subject to customary conversion rate adjustments for splits, dividends and reclassifications. Upon consummation of this offering, the Graham Family will beneficially own 5,809,017 limited partnership units (or 5,140,491 limited partnership units if the underwriters exercise in full their option to purchase additional shares of common stock), all of which will be exchangeable for shares of our common stock outstanding. The shares of common stock we issue upon such exchanges will be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into one or more registration rights agreements with our existing stockholders and unitholders that will require us to register these shares of common stock under the Securities Act. See “—Registration Rights” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and, after owning such shares for at least one year, would be entitled to sell an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-Up Agreements

In connection with this offering, we, our executive officers and directors, Blackstone, the Graham Family, MidOcean, and certain of the optionholders of Graham Packaging Holdings Company have agreed, and all of our other stockholders, consisting of former members of management, are expected to agree, with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, during the period ending 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

The 180-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period,

in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. See “Underwriting.”

Additionally, pursuant to a management exchange agreement that we will enter into with certain of our employees, the employees will also agree not to directly or indirectly sell shares of common stock that they receive upon the exchange of limited partnership units received upon exercise of Graham Packaging Holdings Company options for a period of 180 days after this offering, without our consent.

Registration Rights

Pursuant to the Registration Rights Agreement and the stockholders’ agreements, we have granted certain members of our management and other stockholders and unitholders the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by them. Assuming all outstanding limited partnership units of Graham Packaging Holdings Company were exchanged for shares of our common stock upon consummation of the offering, the shares covered by registration rights would represent approximately 64.9% of our outstanding common stock (or 59.7% if the underwriters were to exercise their option to purchase additional shares in full). These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

In addition, pursuant to the Registration Rights Agreement, the Graham Family and their affiliates may request that we file a shelf registration statement beginning on the 181st day after this offering.

For a description of rights some holders of common stock have to require us to register the shares of common stock they own, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income and estate tax consequences to non-U.S. holders of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock purchased in this offering that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a beneficial owner of our common stock that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes);

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, applicable United States Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, financial institution, insurance company, tax-exempt organization, dealer in securities, broker, “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes, persons who acquired our common stock as compensation or otherwise in connection with the performance of services, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership and upon certain determinations made at the partner level. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other applicable taxing jurisdiction, in light of your particular circumstances.

Dividends

We do not intend to pay any cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event that we pay dividends on our common stock, the dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, of the gross amount of the dividends paid. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized by a non-U.S. holder on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock.

In the case of a non-U.S. holder described in the first bullet point immediately above, the gain will be subject to United States federal income tax a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. In the case of an individual non-U.S. holder described in the second bullet point immediately above, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by United States source capital losses, will be subject to a flat 30% tax even though the individual is not considered a resident of the United States under the Code.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Our common stock that is owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of death will be included in such individual’s gross estate for United States federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to United States federal estate tax. Legislation enacted in the spring of 2001 provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the estate tax entirely in 2010. Under this legislation, the U.S. federal estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

Citigroup Global Markets Inc., Goldman, Sachs & Co. and Deutsche Bank Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
UBS Securities LLC
KeyBanc Capital Markets Inc.
Robert W. Baird & Co. Incorporated

Total	23,333,334

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $                     per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,500,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering excess sales, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our executive officers and directors, Blackstone, the Graham Family, MidOcean and certain of the optionholders of Graham Packaging Holdings Company have agreed, and all of our other stockholders, consisting of former members of management, are expected to agree, that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

At our request, the underwriters have reserved up to 5.0% of the shares for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for certain of our officers, directors and employees who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of the representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. For certain officers, directors and employees purchasing shares through the directed share program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “GRM.” In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters will undertake to sell lots of 100 or more shares to a minimum of 400 U.S. beneficial holders.

The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Us		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be $6.2 million. In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the option to purchase additional shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

•

Covering transactions involve purchases of shares either pursuant to the option to purchase additional shares or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. Certain of the underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion)

Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or where the transfer is by operation of law.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA), and accordingly the shares being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to

Article 119 CISA and the shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (CISO), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

The financial statements of Graham Packaging Company Inc. and subsidiaries included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements and financial statement schedules). Such financial statements and financial statement schedules have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these contracts and other documents. We have included or incorporated by reference copies of these documents as exhibits to our registration statement.

Graham Packaging Holdings Company files annual, quarterly and current reports and other information with the SEC. Upon completion of this offering, we will file, and Graham Packaging Holdings Company will continue to file, annual, quarterly and current reports and other information with the SEC. Those filings with the SEC are, and will continue to be, available to the public on the SEC’s website at http://www.sec.gov. Those filings are, and will continue to be, also available to the public on, or accessible through, our corporate web site at http://www.grahampackaging.com. The information contained on or accessible through our corporate web site or any other web site that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

We also intend to provide our stockholders with annual reports containing financial statements audited by our independent auditors.

The accompanying financial statements give effect to an amended and restated certificate of incorporation which will increase the number of authorized shares to 600 million shares, to a 1,465.4874-for-one split for the common stock of Graham Packaging Company Inc., and to a 3,781.4427-for-one split for the partnership units of Graham Packaging Holdings Company, which will take place prior to the effective date of the initial public offering. The following report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon the filing of the amended and restated certificate of incorporation and the completion of the 1,465.4874-for-one split of the common stock of Graham Packaging Company Inc. and the 3,781.4427-for-one split of the partnership units of Graham Packaging Holdings Company described in Note 25 to the financial statements and assuming that from December 22, 2009 to the date of such completion no other material events have occurred that would affect the accompanying financial statements or disclosure therein.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania

February 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Graham Packaging Company Inc.

York, Pennsylvania

We have audited the accompanying consolidated balance sheets of Graham Packaging Company Inc. (formerly, BMP/Graham Holdings Corporation) and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income (loss), equity (deficit), and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedules listed at Item 16(b). These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Graham Packaging Company Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Philadelphia, Pennsylvania

December 22, 2009

(except for Note 25, as to which the date is February         , 2010

GRAHAM PACKAGING COMPANY INC.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$43,879	$18,314
Accounts receivable, net	233,734	247,953
Inventories	224,361	266,184
Deferred income taxes	2,829	7,520
Prepaid expenses and other current assets	57,248	40,698

Total current assets	562,051	580,669
Property, plant and equipment	1,957,238	2,217,365
Less accumulated depreciation and amortization	894,966	972,750

Property, plant and equipment, net	1,062,272	1,244,615
Intangible assets, net	46,258	52,852
Goodwill	434,645	448,004
Other non-current assets	44,587	51,175

Total assets	$2,149,813	$2,377,315

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$56,899	$45,695
Accounts payable	100,778	166,573
Accrued expenses and other current liabilities	192,443	184,559
Deferred revenue	34,646	25,024

Total current liabilities	384,766	421,851
Long-term debt	2,442,339	2,488,637
Deferred income taxes	20,261	26,391
Other non-current liabilities	120,829	86,244
Commitments and contingent liabilities (see Notes 20 and 21)
Equity (deficit):
Graham Packaging Company Inc. stockholders’ equity (deficit):
Preferred stock, $0.01 par value, 100,000,000 shares authorized, 0 shares issued and outstanding	—	—
Common stock, $0.01 par value, 500,000,000 shares authorized, 42,975,419 shares issued and outstanding	430	430
Additional paid-in capital	296,650	293,850
Retained earnings (deficit)	(1,043,966)	(986,043)
Notes and interest receivable for ownership interests	(6,292)	(6,171)
Accumulated other comprehensive income (loss)	(65,204)	52,126

Graham Packaging Company Inc. stockholders’ equity (deficit)	(818,382)	(645,808)
Noncontrolling interests	—	—

Equity (deficit)	(818,382)	(645,808)

Total liabilities and equity (deficit)	$2,149,813	$2,377,315

See accompanying notes to consolidated financial statements.

GRAHAM PACKAGING COMPANY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except share and per share data)

	Year Ended December 31,
	2008	2007	2006
Net sales	$2,558,954	$2,470,885	$2,500,368
Cost of goods sold	2,183,286	2,129,359	2,212,279

Gross profit	375,668	341,526	288,089
Selling, general and administrative expenses	127,568	136,254	131,301
Asset impairment charges	96,064	157,692	25,861
Net loss on disposal of property, plant and equipment	6,834	19,459	14,269

Operating income	145,202	28,121	116,658

Interest expense	180,042	210,361	207,347
Interest income	(804)	(859)	(552)
Other expense, net	404	2,004	2,195

Loss before income taxes	(34,440)	(183,385)	(92,332)
Income tax provision	12,977	20,316	27,537

Loss from continuing operations	(47,417)	(203,701)	(119,869)
Loss from discontinued operations	(10,506)	(3,655)	(1,121)

Net loss	(57,923)	(207,356)	(120,990)
Net loss attributable to noncontrolling interests	—	—	—

Net loss attributable to Graham Packaging Company Inc. stockholders	$(57,923)	$(207,356)	$(120,990)

Earnings per share:

Basic and diluted loss from continuing operations per share	$(1.10)	$(4.74)	$(2.79)
Basic and diluted loss from discontinued operations per share	(0.25)	(0.09)	(0.03)

Basic and diluted net loss attributable to Graham Packaging Company Inc. stockholders per share	$(1.35)	$(4.83)	$(2.82)

Weighted average basic and diluted shares outstanding	42,975,419	42,975,419	42,975,419

See accompanying notes to consolidated financial statements.

GRAHAM PACKAGING COMPANY INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Year Ended December 31,
	2008	2007	2006
Net loss	$(57,923)	$(207,356)	$(120,990)

Other comprehensive (loss) income:
Changes in fair value of derivatives designated and accounted for as cash flow hedges (net of tax of $0 for 2008, 2007 and 2006)	(22,361)	(11,572)	(3,648)
Minimum pension liability adjustment prior to adoption of SFAS 158 (as defined in Note 1) for pension and post-retirement plans (net of a tax provision of $273)	—	—	1,837
Amortization of prior service costs and unrealized actuarial losses included in net periodic benefit costs for pension and post-retirement plans (net of a tax benefit of $342 for 2008 and a tax provision of $363 for 2007)	(29,028)	(3,670)	—
Foreign currency translation adjustments (net of a tax benefit of $985 for 2008, a tax provision of $1,212 for 2007 and $0 for 2006)	(65,941)	36,334	23,197

Total other comprehensive (loss) income	(117,330)	21,092	21,386

Comprehensive loss	(175,253)	(186,264)	(99,604)
Comprehensive loss attributable to noncontrolling interests	—	—	—

Comprehensive loss attributable to Graham Packaging Company Inc. stockholders	$(175,253)	$(186,264)	$(99,604)

See accompanying notes to consolidated financial statements.

GRAHAM PACKAGING COMPANY INC.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Notes and Interest Receivable for Ownership Interests	Accumulated Other Comprehensive Income (Loss)	Graham Packaging Company Inc. Stockholders’ Equity (Deficit)	Non- Controlling Interests	Equity (Deficit)
	Shares	Amount
Consolidated balance at January 1, 2006	42,975,419	$430	$293,136	$(652,900)	$(3,102)	$12,233	$(350,203)	$—	$(350,203)
Net loss for the year	—	—	—	(120,990)	—	—	(120,990)	—	(120,990)
Other comprehensive income	—	—	—	—	—	21,386	21,386	—	21,386
Adjustment to initially apply SFAS158 (net of a tax benefit of $239), pension and post-retirement plans	—	—	—	—	—	(2,585)	(2,585)	—	(2,585)
Stock compensation expense	—	—	187	—	—	—	187	—	187
Interest on notes receivable for ownership interests	—	—	—	—	(193)	—	(193)	—	(193)
Purchase of ownership interests	—	—	—	—	(2,762)	—	(2,762)	—	(2,762)
Equity transaction of consolidated subsidiary	—	—	297	—	—	—	297	—	297

Consolidated balance at December 31, 2006	42,975,419	430	293,620	(773,890)	(6,057)	31,034	(454,863)	—	(454,863)
Net loss for the year	—	—	—	(207,356)	—	—	(207,356)	—	(207,356)
Other comprehensive income	—	—	—	—	—	21,092	21,092	—	21,092
Stock compensation expense	—	—	608	—	—	—	608	—	608
Interest on notes receivable for ownership interests	—	—	—	—	(114)	—	(114)	—	(114)
Amounts recognized upon implementation of FIN 48 (as defined in Note 19)	—	—	—	(4,797)	—	—	(4,797)	—	(4,797)
Equity transaction of consolidated subsidiary	—	—	(378)	—	—	—	(378)	—	(378)

Consolidated balance at December 31, 2007	42,975,419	430	293,850	(986,043)	(6,171)	52,126	(645,808)	—	(645,808)
Net loss for the year	—	—	—	(57,923)	—	—	(57,923)	—	(57,923)
Other comprehensive loss	—	—	—	—	—	(117,330)	(117,330)	—	(117,330)
Stock compensation expense	—	—	2,560	—	—	—	2,560	—	2,560
Interest on notes receivable for ownership interests	—	—	—	—	(121)	—	(121)	—	(121)
Equity transaction of consolidated subsidiary	—	—	240	—	—	—	240	—	240

Consolidated balance at December 31, 2008	42,975,419	$430	$296,650	$(1,043,966)	$(6,292)	$(65,204)	$(818,382)	$—	$(818,382)

See accompanying notes to consolidated financial statements.

GRAHAM PACKAGING COMPANY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2008	2007	2006
Operating activities:
Net loss	$(57,923)	$(207,356)	$(120,990)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	177,784	203,671	206,138
Amortization of debt issuance fees	10,343	14,916	12,490
Net loss on disposal of property, plant and equipment	6,834	19,461	13,851
Pension expense	2,625	3,014	9,408
Asset impairment charges	103,922	157,853	25,875
Stock compensation expense	2,560	608	187
Foreign currency transaction (gain) loss	(1,621)	569	411
Interest receivable for ownership interests	(121)	(114)	(193)
Changes in operating assets and liabilities, net of acquisitions of businesses:
Accounts receivable	1,651	626	14,819
Inventories	30,674	(22,793)	50,931
Prepaid expenses and other current assets	(7,796)	23,324	(12,535)
Other non-current assets	(8,699)	(5,179)	4,441
Accounts payable and accrued expenses	(39,985)	(13,458)	48,297
Pension contributions	(7,991)	(7,891)	(10,684)
Other non-current liabilities	(1,056)	6,979	20,505

Net cash provided by operating activities	211,201	174,230	262,951

Investing activities:
Cash paid for property, plant and equipment	(148,576)	(153,385)	(190,539)
Proceeds from sale of property, plant and equipment	4,156	4,278	19,605
Acquisitions of/investments in businesses, net of cash acquired	—	—	(1,426)

Net cash used in investing activities	(144,420)	(149,107)	(172,360)

Financing activities:
Proceeds from issuance of long-term debt	328,182	667,461	809,828
Payment of long-term debt	(362,024)	(683,040)	(913,722)
Proceeds from issuance of equity in consolidated subsidiary	240	—	297
Purchase of equity in consolidated subsidiary	—	(378)	—
Purchase of ownership interests	—	(2,762)	—
Debt issuance fees	—	(4,500)	(1,000)

Net cash used in financing activities	(33,602)	(23,219)	(104,597)

Effect of exchange rate changes on cash and cash equivalents	(7,614)	3,083	649

Increase (decrease) in cash and cash equivalents	25,565	4,987	(13,357)
Cash and cash equivalents at beginning of year	18,314	13,327	26,684

Cash and cash equivalents at end of year	$43,879	$18,314	$13,327

Supplemental disclosures:
Cash paid for interest, net of amounts capitalized	$169,035	$198,447	$179,673
Cash paid for income taxes (net of refunds)	$9,295	$18,312	$18,664
Non-cash investing activities:
Capital leases	$403	$2,324	$11,939
Accruals for purchases of property, plant and equipment	$13,806	$19,595	$35,032
Accruals for purchases of ownership interests from severed executives	$—	$—	$2,762

See accompanying notes to consolidated financial statements.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

1. Significant Accounting Policies

Description of Business

Graham Packaging Company Inc. (“GPC”), formerly BMP/Graham Holdings Corporation, a Delaware corporation formed by Blackstone Capital Partners III Merchant Banking Fund L.P., is a holding company that conducts its operations through its majority-owned subsidiary Graham Packaging Holdings Company (“Holdings”), a Pennsylvania limited partnership; Holdings’ wholly-owned subsidiary Graham Packaging Company, L.P. (the “Operating Company”), a Delaware limited partnership; and all of the Operating Company’s subsidiaries. These entities and assets, as well as other wholly-owned subsidiaries of GPC and Holdings, are referred to collectively as Graham Packaging Company Inc. (the “Company”). The Company focuses on the manufacture and sale of value-added plastic packaging products principally to large, multinational companies in the food and beverage, household, personal care/specialty and automotive lubricants product categories. The Company has manufacturing facilities in Argentina, Belgium, Brazil, Canada, Finland, France, Mexico, the Netherlands, Poland, Spain, Turkey, the United Kingdom, the United States and Venezuela.

Principles of Consolidation

The consolidated financial statements include the operations of GPC; BCP/Graham Holdings L.L.C. (“BCP” and together with GPC, the “Equity Investors”), a Delaware limited liability company and a wholly-owned subsidiary of GPC; Holdings, formerly known as Graham Packaging Company; the Operating Company, formerly known as Graham Packaging Holdings I, L.P; and all subsidiaries thereof.

GPC owns an 80.9% limited partnership interest and BCP owns a 4% general partnership interest in Holdings. The Graham Family Investors (defined as Graham Packaging Corporation and other entities controlled by Donald C. Graham and his family) own a 0.7% general partnership interest through Graham Packaging Corporation (“Graham GP Corp”) and a 14.3% limited partnership interest in Holdings. On December 23, 2008, Roger M. Prevot, formerly President and Chief Operating Officer of the Operating Company, exercised an option to purchase 35,167 partnership units of Holdings and therefore owns a 0.1% limited partnership interest in Holdings. Additionally, Holdings owns a 99% limited partnership interest in the Operating Company, and GPC Opco GP L.L.C., a wholly-owned subsidiary of Holdings, owns a 1% general partnership interest in the Operating Company.

In addition, the consolidated financial statements of the Company include GPC Capital Corp. I (“CapCo I”), a wholly-owned subsidiary of the Operating Company, and GPC Capital Corp. II (“CapCo II”), a wholly-owned subsidiary of Holdings. The purpose of CapCo I is solely to act as co-obligor with the Operating Company under the Senior Notes and Senior Subordinated Notes (as defined herein) and as co-borrower with the Operating Company under the Credit Agreement (as defined herein). CapCo II currently has no obligations under any of the Company’s outstanding indebtedness. CapCo I and CapCo II have only nominal assets and do not conduct any independent operations. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

GPC (93.7% owned by Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P. and Blackstone Family Investment Partnership III L.P. (collectively, the “Blackstone Investors”), 6.0% owned by other investors and 0.3% owned by management) has no operations. GPC’s only assets are its direct and indirect investments in Holdings and its ownership of BCP. Holdings has no assets, liabilities or operations other than its direct and indirect investments in the Operating Company and its ownership of CapCo II and GPC Opco GP L.L.C. Holdings has fully and unconditionally guaranteed the Senior Notes and Senior Subordinated Notes of the Operating Company and CapCo I.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

Noncontrolling Interests

The Company allocates earnings and losses of Holdings to the noncontrolling interests of Holdings based on the noncontrolling interests’ relative unit ownership percentages, in accordance with Accounting Research Bulletin (“ARB”) 51, “Consolidated Financial Statements.” Further, in accordance with ARB 51, in the event losses attributable to the noncontrolling interests exceed the carrying value, such excess and any further losses are charged to the GPC stockholders, as there are no obligations of the noncontrolling interests to make good on such losses. Any future earnings are credited to the GPC stockholders to the extent previously allocated losses of the noncontrolling interests were allocated to the GPC stockholders. Net losses attributable to the noncontrolling interests of $8.6 million, $30.9 million and $18.1 million in 2008, 2007 and 2006, respectively, have been allocated to the GPC stockholders. As of December 31, 2008, accumulated losses of $69.9 million attributable to the noncontrolling interests have been allocated to the GPC stockholders and are included in the retained deficit.

Revenue Recognition

The Company recognizes revenue on product sales in the period when the sales process is complete. This generally occurs when products are shipped to the customer in accordance with terms of an agreement of sale, under which title and risk of loss have been transferred, collectability is reasonably assured and pricing is fixed or determinable. For a small percentage of sales where title and risk of loss pass at point of delivery, the Company recognizes revenue upon delivery to the customer, assuming all other criteria for revenue recognition are met. Sales are recorded net of discounts, allowances and returns. Sales allowances are recorded as a reduction to sales in accordance with Emerging Issues Task Force (“EITF”) 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” The Company maintains a sales return allowance to reduce sales for estimated future product returns.

Cost of Goods Sold

Cost of goods sold includes the cost of inventory (materials and conversion costs) sold to customers, shipping and handling costs and warehousing costs. It also includes inbound freight charges, purchasing and receiving costs, quality assurance costs, safety and environmental-related costs, packaging costs, internal transfer costs and other costs of the Company’s distribution network.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include the costs for the Company’s sales force and its related expenses, the costs of support functions, including information technology, finance, human resources, legal, global vendor contract services and executive management, and their related expenses and the costs of the Company’s research and development activities.

Research and Development Costs

The Company expenses costs to research, design and develop new packaging products and technologies as incurred. Such costs, net of any reimbursement from customers, were $9.6 million, $11.6 million and $16.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

Cash and Cash Equivalents

The Company considers cash and investments with an initial maturity of three months or less when purchased to be cash and cash equivalents. Outstanding checks of $8.4 million and $23.4 million as of December 31, 2008 and 2007, respectively, are included in accounts payable on the Consolidated Balance Sheets.

Accounts Receivable

The Company maintains allowances for estimated losses resulting from the inability of specific customers to meet their financial obligations to the Company. A specific reserve for doubtful receivables is recorded against the amount due from these customers. For all other customers, the Company recognizes reserves for doubtful receivables based on the length of time specific receivables are past due based on past experience.

Inventories

Inventories include material, labor and overhead and are stated at the lower of cost or market with cost determined by the first-in, first-out (“FIFO”) method. Provisions for potentially obsolete or slow-moving inventory are made based on management’s analysis of inventory levels, historical usage and market conditions. See Note 5.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company capitalizes significant improvements, and charges repairs and maintenance costs that do not extend the lives of the assets to expense as incurred. The Company accounts for its molds in accordance with EITF 99-5, “Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements.” All capitalizable molds, whether owned by the Company or its customers, are included in property, plant and equipment in the Consolidated Balance Sheets. Interest costs are capitalized during the period of construction of capital assets as a component of the cost of acquiring these assets. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the various assets ranging from 3 to 31.5 years. Depreciation and amortization are included in cost of goods sold and selling, general and administrative expenses on the Consolidated Statements of Operations. The Company removes the cost and accumulated depreciation of assets sold or otherwise disposed of from the accounts and recognizes any resulting gain or loss upon the disposition of the assets.

Conditional Asset Retirement Obligations

The Company accounts for obligations associated with the retirement of its tangible long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) 143, “Accounting for Asset Retirement Obligations,” and Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 47, “Accounting for Conditional Asset Retirement Obligations.” The Company recognizes a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. A conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. The Company records corresponding amounts for the asset retirement obligations as increases in the carrying amounts of the related long-lived assets, which are then depreciated over the useful lives of such long-lived assets. The net present value of these obligations was $10.3 million and $9.9 million as of December 31, 2008 and 2007, respectively.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

Goodwill and Intangible Assets

The Company accounts for purchased goodwill in accordance with SFAS 142, “Goodwill and Other Intangible Assets.” Under SFAS 142, goodwill is not amortized, but rather is tested for impairment at least annually.

Intangible assets, other than goodwill, with definite lives are amortized over their estimated useful lives. Intangible assets consist of patented technology, customer relationships, licensing agreements and non-compete agreements. The Company amortizes these intangibles using the straight-line method over the estimated useful lives of the assets ranging from 1 to 19 years. The Company periodically evaluates the reasonableness of the estimated useful lives of these intangible assets. See Note 7.

In order to test goodwill for impairment under SFAS 142, a determination of the fair value of the Company’s reporting units is required and is based upon, among other things, estimates of future operating performance. Changes in market conditions, among other factors, may have an impact on these estimates. The Company performs its required annual impairment tests in the fourth quarter of each fiscal year. See Notes 8, 9 and 22.

Other Non-Current Assets

Other non-current assets primarily include debt issuance fees and deferred income tax assets. Debt issuance fees totaled $33.9 million and $44.3 million as of December 31, 2008 and 2007, respectively. Debt issuance fees are net of accumulated amortization of $41.5 million and $31.2 million as of December 31, 2008 and 2007, respectively. Amortization is computed by the effective interest method over the term of the related debt.

Impairment of Long-Lived Assets and Intangible Assets

Long-lived assets and amortizable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company generally uses a probability-weighted estimate of the future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. Any impairment loss, if indicated, is measured on the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. When fair values are not available, the Company generally estimates fair value using probability-weighted expected future cash flows discounted at a risk-adjusted rate. See Note 9.

Derivatives

The Company accounts for derivatives under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—An Amendment of FASB Statement No. 133.” These standards establish accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 defines requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. The fair value of the derivatives is determined from sources independent of the Company, including the financial institutions which are party to the derivative instruments. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item will be recognized in earnings. If the derivative is

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative will be recorded in other comprehensive income (loss) and will be recognized in the income statement when the hedged item affects earnings.

In the past, the Company had entered into interest rate swap and collar agreements, foreign currency exchange contracts and natural gas swap agreements. These derivative contracts had been accounted for as cash flow hedges.

Benefit Plans

The Company has several defined benefit plans, under which participants earn a retirement benefit based upon a formula set forth in the plan. Accounting for defined benefit pension plans, and any curtailments thereof, requires various assumptions, including, but not limited to, discount rates, expected rates of return on plan assets and future compensation growth rates. The Company evaluates these assumptions at least once each year, or as facts and circumstances dictate, and makes changes as conditions warrant. Changes to these assumptions will increase or decrease the Company’s reported income, which will result in changes to the recorded benefit plan assets and liabilities.

Deferred Revenue

The Company often receives advance payments related to the design and development of customer molds utilized by the Company under long-term supply arrangements. The Company records these advance payments as deferred revenue and recognizes the related revenue on a straight-line basis over the related term of the long-term supply arrangement. Current and non-current deferred revenue were $34.6 million and $25.3 million, respectively, for the year ended December 31, 2008, and $25.0 million and $24.6 million, respectively, for the year ended December 31, 2007.

Foreign Currency Translation

The Company uses the local currency as the functional currency for all foreign operations, except as noted below. All assets and liabilities of such foreign operations are translated into U.S. dollars at year-end exchange rates. Income statement items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are included in accumulated other comprehensive income as a component of equity (deficit). Exchange gains and losses arising from transactions denominated in foreign currencies other than the functional currency of the entity entering into the transactions are included in current operations. For operations in highly inflationary economies, the Company remeasures such entities’ financial statements as if the functional currency was the U.S. dollar.

Comprehensive Income (Loss)

The Company follows SFAS 130, “Reporting Comprehensive Income,” which requires the classification of items of other comprehensive income (loss) by their nature, and the disclosure of the accumulated balance of other comprehensive income (loss) separately within the equity section of the consolidated balance sheet. Comprehensive income (loss) is comprised of net loss and other comprehensive income (loss), which includes certain changes in equity that are excluded from net loss. Changes in fair value of derivatives designated and accounted for as cash flow hedges, amortization of prior service costs and unrealized actuarial losses included in net periodic benefit costs for pension and post-retirement plans and foreign currency translation adjustments are

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

included in other comprehensive income (loss) and added to net loss to determine total comprehensive income (loss), which is displayed in the Consolidated Statements of Comprehensive Income (Loss). Prior to the adoption of SFAS 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132(R),” as of December 31, 2006, a minimum pension liability adjustment was required when the actuarial present value of accumulated pension plan benefits exceeded plan assets and accrued pension liabilities, less allowable intangible assets. A minimum pension liability adjustment, net of income taxes, was recorded as a component of other comprehensive income (loss). Subsequent to the adoption of SFAS 158, changes to the balances of the unrecognized prior service cost and the unrecognized net actuarial loss, net of income taxes, are recorded as a component of other comprehensive income (loss).

Income Taxes

The Company accounts for income taxes in accordance with SFAS 109, “Accounting for Income Taxes.” Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Option Plans

The Company, from time to time, grants options to purchase partnership units of Holdings. The Company adopted SFAS 123(R), “Share-Based Payment,” on January 1, 2006, using the prospective method. In accordance with SFAS 123(R), the Company applied this statement prospectively to awards issued, modified, repurchased or cancelled after January 1, 2006. Under SFAS 123(R), actual tax benefits, if any, recognized in excess of tax benefits previously established upon grant are reported as a financing cash inflow. Prior to adoption, such excess tax benefits, if any, were reported as an operating cash inflow.

The Company continued to account for equity-based compensation to employees for awards outstanding as of January 1, 2006, using the intrinsic value method prescribed in Accounting Principles Board Opinion (“APB”) 25, “Accounting for Stock Issued to Employees.” The exercise prices of all unit options were equal to or greater than the fair value of the units on the dates of the grants and, accordingly, no compensation cost has been recognized under the provisions of APB 25. SFAS 123, “Accounting for Stock-Based Compensation,” established accounting and disclosure requirements using a fair value based method of accounting for equity-based employee compensation plans. Under SFAS 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the service (or vesting) period.

Postemployment Benefits

The Company maintains deferred compensation plans for the Operating Company’s current and former Chief Executive Officers, which provide them with postemployment benefits. Accrued postemployment benefits of $4.9 million and $3.0 million as of December 31, 2008 and 2007, respectively, were included in other non-current liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on accounting for derecognition, interest, penalties, accounting in interim periods, disclosure and classification of matters related to uncertainty in income taxes and transitional requirements upon adoption of FIN 48. The Company adopted FIN 48 effective January 1, 2007, which resulted in an increase in the Company’s other non-current liabilities for unrecognized tax benefits of $10.0 million (including interest of $2.2 million and penalties of $4.8 million), an increase in the Company’s non-current deferred tax assets of $5.2 million and a corresponding decrease in retained earnings of $4.8 million. See Note 19 for additional discussion regarding the impact of the Company’s adoption of FIN 48.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements.” This statement establishes a single authoritative definition of fair value, sets out a framework to classify the source of information used in fair value measurements, identifies additional factors that must be disclosed about assets and liabilities measured at fair value based on their placement in the new framework and modifies the long-standing accounting presumption that the transaction price of an asset or liability equals its initial fair value. In February 2008, the FASB delayed the effective date for certain non-financial assets and liabilities until January 1, 2009. The Company adopted SFAS 157 effective January 1, 2008, for financial assets and liabilities (See Note 12 for further discussion). The Company adopted SFAS 157 for certain non-financial assets and liabilities effective January 1, 2009, and the adoption had no impact on its financial statements as it relates to these assets and liabilities.

In December 2007, the FASB issued SFAS 141 (Revised 2007) (“SFAS 141(R)”), “Business Combinations.” SFAS 141(R) establishes principles and requirements for the reporting entity in a business combination, including recognition and measurement in the financial statements of the identifiable assets acquired, the liabilities assumed and any noncontrolling interests in the acquiree. This statement also establishes disclosure requirements to enable financial statement users to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning after December 15, 2008. SFAS 141(R) also applies to prospective changes in acquired tax assets and liabilities recognized as part of the Company’s previous acquisitions, by requiring such changes to be recorded as a component of the income tax provision. The Company expects SFAS 141(R) will have an impact on accounting for future business combinations and on prospective changes, if any, of previously acquired tax assets and liabilities.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements—Amendment of ARB No. 51.” SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, changes in a parent’s ownership of noncontrolling interests, calculation and disclosure of the consolidated net income attributable to the parent and the noncontrolling interests, changes in a parent’s ownership interest while the parent retains its controlling financial interest and fair value measurement of any retained noncontrolling equity investment. The Company adopted SFAS 160 effective January 1, 2009. The adoption resulted in the Company recognizing allocated income or loss to noncontrolling interests in 2009.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities.” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

entity’s financial position, financial performance and cash flows. It requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related, and requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. The Company adopted SFAS 161 effective January 1, 2009.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles.” This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This statement, which became effective on November 15, 2008, did not have any impact on the Company’s financial statements.

In April 2008, the FASB issued Staff Position FAS 142-3 (“FSP 142-3”), “Determination of the Useful Life of Intangible Assets.” FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS 142. FSP 142-3 affects entities with recognized intangible assets and is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The new guidance applies prospectively to (1) intangible assets that are acquired individually or with a group of other assets and (2) both intangible assets acquired in business combinations and asset acquisitions, after the effective date. The Company adopted FSP 142-3 effective January 1, 2009, and the adoption did not have a significant impact on its financial statements.

In December 2008, the FASB issued Staff Position FAS 132(R)-1 (“FSP 132(R)-1”), “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which requires enhanced disclosures of the plan assets of an employer’s defined benefit pension or other postretirement benefit plans. The disclosures required under FSP 132(R)-1 will include information regarding the investment allocation decisions made for plan assets, the fair value of each major category of plan assets disclosed separately for pension plans and other postretirement benefit plans and the inputs and valuation techniques used to measure the fair value of plan assets that would be similar to the disclosures about fair value measurements required by SFAS 157. The disclosures in FSP 132(R)-1 are effective for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact that the adoption of FSP132(R)-1 may have on its financial statements.

In May 2009, the FASB issued SFAS 165, “Subsequent Events.” This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is effective for interim and annual fiscal periods ending after June 15, 2009. The Company adopted this guidance effective June 30, 2009, and the adoption had no impact on its financial statements.

In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets, an amendment of SFAS 140.” SFAS 166 amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities—a replacement of FASB Statement 125,” to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets, the effects a transfer will have on its financial performance and cash flows and any transferor’s continuing involvement in transferred financial assets. This statement is effective for interim and annual reporting periods that begin after November 15, 2009. The Company is currently evaluating the impact that the adoption of SFAS 166 may have on its financial statements.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

In June 2009, the FASB issued SFAS 168, “FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”). This guidance establishes the ASC as the single source of authoritative nongovernmental GAAP, superseding existing pronouncements published by the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other accounting bodies. This guidance establishes only one level of authoritative GAAP. All other accounting literature will be considered non-authoritative. The ASC reorganizes the GAAP pronouncements into accounting topics and displays them using a consistent structure. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted this guidance effective July 1, 2009.

Management has determined that all other recently issued accounting pronouncements will not have a material impact on the Company’s financial statements, or do not apply to the Company’s operations.

2. Discontinued Operations

For purposes of determining discontinued operations, the Company has determined that, in general, the plant or operating location is a component of an entity within the context of SFAS 144, “Impairment or Disposal of Long-Lived Assets.” A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. The Company routinely evaluates its manufacturing base and closes non-performing locations. The Company evaluates the results of closed operations both quantitatively and qualitatively to determine the appropriateness of reporting the results as discontinued operations. Locations sold, where the Company retains the customer relationships, are excluded from discontinued operations, as the Company retains the direct cash flows resulting from the migration of revenue to other facilities.

Subsequent to December 31, 2008, the Company sold its subsidiary Graham Emballages Plastiques S.A.S., located in Meaux, France, to an independent third party for one euro. The Company’s exit from this location was due to the failure of this subsidiary to meet internal financial performance criteria. The Company had determined the results of operations for this location, which had previously been reported in the Europe segment, would be reported as discontinued operations, in accordance with the guidance under SFAS 144. The accompanying consolidated statements of operations reflect these discontinued operations. The following table summarizes the operating results for this location for the periods presented:

	Year Ended December 31,
	2008	2007	2006
	(In thousands)
Net sales	$24,703	$22,586	$20,568
Cost of goods sold	26,873	25,547	21,780
Selling, general and administrative expenses	245	295	136
Asset impairment charges	7,858	161	14
Net loss (gain) on disposal of property, plant and equipment	—	2	(418)
Interest expense	236	185	156
Other (income) expense	(3)	1	(3)
Income tax provision	—	50	24

Net loss from discontinued operations	$(10,506)	$(3,655)	$(1,121)

In accordance with the terms of the agreement, the Company paid 2.3 million euros (approximately $3.5 million) on November 12, 2009. As a result, the Company recognized a charge subsequent to September 30, 2009, for the amount of this payment.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

3. Accounts Receivable, Net

Accounts receivable, net are presented net of an allowance for doubtful accounts of $6.5 million and $5.7 million at December 31, 2008 and 2007, respectively. Management performs ongoing credit evaluations of its customers and generally does not require collateral.

4. Concentration of Credit Risk

For the years ended December 31, 2008, 2007 and 2006, 71.1%, 71.7% and 72.6% of the Company’s net sales, respectively, were generated by its top twenty customers. The Company’s sales to PepsiCo, our largest customer, were 13.3%, 14.0% and 17.2% of total sales for the years ended December 31, 2008, 2007 and 2006, respectively. All of these sales were made in North America.

The Company had $141.8 million and $148.5 million of accounts receivable from its top twenty customers as of December 31, 2008 and 2007, respectively. The Company had $16.9 million and $24.3 million of accounts receivable from PepsiCo as of December 31, 2008 and 2007, respectively.

5. Inventories

Inventories, stated at the lower of cost or market, consisted of the following:

	December 31,
	2008	2007
	(In thousands)
Finished goods	$144,394	$188,236
Raw materials	79,967	77,948

Total	$224,361	$266,184

6. Property, Plant and Equipment

A summary of gross property, plant and equipment at December 31 is presented in the following table:

	Expected Useful Lives (in years)	2008	2007
		(In thousands)
Land		$39,111	$45,247
Buildings and improvements	7-31.5	234,801	249,248
Machinery and equipment	3-15	1,341,751	1,521,996
Molds and tooling	5	273,312	309,461
Construction in progress		68,263	91,413

		$1,957,238	$2,217,365

Depreciation expense, including depreciation expense on assets recorded under capital leases, for the years ended December 31, 2008, 2007 and 2006 was $168.2 million, $191.9 million and $193.2 million, respectively.

Capital leases included in buildings and improvements were $2.3 million and $2.3 million at December 31, 2008 and 2007, respectively. Capital leases included in machinery and equipment were $52.3 million and $52.1 million at December 31, 2008 and 2007, respectively. Accumulated depreciation on property, plant and equipment accounted for as capital leases is included with accumulated depreciation on owned assets on the Consolidated Balance Sheets.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of assets. Interest capitalized for the years ended December 31, 2008, 2007 and 2006, was $3.9 million, $5.7 million and $9.5 million, respectively.

The Company closed its plant located in Edison, New Jersey in the first half of 2008. The land and buildings at this location, having a carrying value of $6.6 million, are deemed to be held for sale, and as such have been reclassified from property, plant and equipment to prepaid expenses and other current assets on the Consolidated Balance Sheet as of December 31, 2008.

7. Intangible Assets, Net

The gross carrying amount and accumulated amortization of the Company’s intangible assets subject to amortization as of December 31, 2008, were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period
		(In thousands)
Patented technology	$23,018	$(5,869)	$17,149	10 years
Customer relationships	33,340	(4,507)	28,833	16 years
Licensing agreement	601	(550)	51	1 year
Non-compete agreement	1,500	(1,275)	225	5 years

Total	$58,459	$(12,201)	$46,258

The gross carrying amount and accumulated amortization of the Company’s intangible assets subject to amortization as of December 31, 2007, were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period
		(In thousands)
Patented technology	$24,421	$(5,646)	$18,775	11 years
Customer relationships	36,288	(3,342)	32,946	18 years
Licensing agreements	601	—	601	1 year
Non-compete agreements	1,543	(1,013)	530	5 years

Total	$62,853	$(10,001)	$52,852

Amortization expense for the years ended December 31, 2008, 2007 and 2006 was $5.7 million, $7.6 million and $7.7 million, respectively. The estimated aggregate amortization expense for each of the next five years ending December 31 is as follows (in thousands):

2009	$4,900
2010	4,600
2011	4,500
2012	4,500
2013	4,300

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

8. Goodwill

The changes in the carrying amount of goodwill were as follows:

	North America Segment	Europe Segment	South America Segment	Total
	(In thousands)
Balance at January 1, 2007	$426,125	$15,827	$2,727	$444,679
Foreign currency translation adjustments	(110)	2,780	188	2,858
Impairment	—	—	(1,100)	(1,100)
Other adjustments*	1,565	—	2	1,567

Balance at December 31, 2007	427,580	18,607	1,817	448,004
Foreign currency translation adjustments	(8,796)	(2,781)	(373)	(11,950)
Impairment	—	—	(1,409)	(1,409)

Balance at December 31, 2008	$418,784	$15,826	$35	$434,645

*	Settlement of tax audit of purchase price allocation and tax adjustment related to opening balance of pension liability.

9. Asset Impairment Charges

The components of asset impairment charges in the Consolidated Statements of Operations for the years ended December 31 are reflected in the table below and are described in the paragraphs following the table:

	Year ended December 31,
	2008	2007	2006
	(In thousands)
Property, plant and equipment	$93,161	$135,499	$14,122
Intangible assets	1,494	21,093	—
Goodwill	1,409	1,100	11,739

	$96,064	$157,692	$25,861

Property, Plant and Equipment

During 2008, the Company evaluated the recoverability of its long-lived tangible assets in light of several trends in some of the markets it serves. Among other factors, the Company considered the following in its evaluation:

•	the deteriorating economic conditions in general;

•	the expected decrease in volume of a major food and beverage customer;

•	a continuing reduction in the automotive quart/liter container business as the Company’s customers convert to multi-quart/liter containers;

•

the introduction by the Company, and the Company’s competitors, of newer production technology in the food and beverage sector which is improving productivity, causing certain of the Company’s older machinery and equipment to become obsolete; and

•	the loss of business of a large automotive lubricants customer.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

The impaired assets consisted of machinery and equipment, including support assets, for the production lines, as well as land and buildings. The Company determined the fair value of the production lines and support assets using probability-weighted discounted cash flows and determined the fair value of land and buildings using current market information.

During 2007, the Company evaluated the recoverability of its long-lived tangible assets in light of several trends in some of the markets it serves. Among other factors, the Company considered the following in its evaluation:

•	a steady conversion to concentrate containers in the liquid laundry detergent market which has decreased sales;

•	an ongoing reduction in the automotive quart/liter container business as the Company’s customers convert to multi-quart/liter containers;

•

introduction by the Company, and its competitors, of newer production technology in the food and beverage sector which has improved productivity, causing certain of the Company’s older machinery and equipment to become obsolete; and

•	the loss of the European portion of a customer’s business.

The impairment of property, plant and equipment in 2006 was primarily a result of a significant decrease in revenue in several European plants, the discontinuation of preform manufacturing in Europe and the loss of a major customer in South America.

The impairment of property, plant and equipment was recorded in the following operating segments:

	Year ended December 31,
	2008	2007	2006
	(In thousands)
North America	$85,367	$116,807	$2,942
Europe	3,534	18,149	9,267
South America	4,260	543	1,913

	$93,161	$135,499	$14,122

Intangible Assets

During 2008, the Company recorded impairment charges to its patented technologies and customer relationships of $1.0 million and $0.5 million, respectively, all in its North American operating segment. These intangible assets were recorded in conjunction with the acquisitions of the blow molded plastic container business of Owens-Illinois, Inc. (“O-I Plastic”) in 2004 and certain operations from Tetra-Pak Inc. in 2005. The patented technologies were impaired primarily as a result of not realizing the growth in revenues for this technology that was anticipated at the time of the acquisition of O-I Plastic. The customer relationships were impaired primarily as a result of reduced revenues for the plant acquired from Tetra-Pak Inc.

During 2007, the Company recorded impairment charges to its licensing agreements, customer relationships and patented technologies of $19.1 million, $1.7 million and $0.3 million, respectively, all in its North American operating segment. These intangible assets were recorded in conjunction with the acquisition of O-I Plastic in 2004. The licensing agreements were impaired due to lower projected royalty revenues associated with licensing

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

agreements acquired in the acquisition of O-I Plastic as compared to royalty revenues projected at the time of the acquisition. The customer relationships were impaired primarily as a result of reduced revenues with a major customer resulting from that customer’s policy regarding allocation of its business among several vendors. The patented technologies were impaired primarily as a result of the conversion of a significant portion of the Company’s continuous extrusion manufacturing to Graham Wheel technology.

Goodwill

The Company performs its annual test of impairment of goodwill as of December 31. As a result of this test the Company recorded impairment charges of $1.4 million, $1.1 million and $11.7 million for the years ended December 31, 2008, 2007 and 2006, respectively, related to the following locations (with the operating segment under which it reports in parentheses):

•	Brazil in 2008 (South America)

•	Argentina in 2008 (South America)

•	Venezuela in 2006 and 2007 (South America)

•	Ecuador in 2006 (South America)

•	the United Kingdom in 2006 (Europe)

•	Finland in 2006 (Europe)

The plants in Brazil and Argentina have not performed at the levels expected and the Company’s projected discounted cash flows for these reporting units resulted in fair values that were not sufficient to support the goodwill recorded at the time of the respective acquisitions of these plants. The Venezuela plant had suffered several years of losses and the Company’s projected discounted cash flows for this reporting unit had resulted in a fair value that was not sufficient to support the goodwill recorded at the time of the O-I Plastic acquisition. In 2006, the Company was notified that it would lose the business of a major customer of the Ecuador plant. The Company closed its Ecuador plant in 2007. The Finland and the United Kingdom plants had not performed at the levels expected and the Company’s projected discounted cash flows for these reporting units had resulted in fair values that were not sufficient to support the goodwill recorded at the time of the O-I Plastic acquisition.

10. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2008	2007
	(In thousands)
Accrued employee compensation and benefits	$65,460	$68,409
Accrued interest	32,969	32,069
Accrued sales allowance	27,425	29,622
Other	66,589	54,459

	$192,443	$184,559

In recent years, the Company has initiated a series of restructuring activities to reduce costs, achieve synergies and streamline operations.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

For the year ended December 31, 2008, the Company recognized severance expense in the United States of $1.6 million (reflected in cost of goods sold) related to the closure of its plant in Edison, New Jersey and the related severing of 115 employees, 110 of whom were terminated by December 31, 2008. Substantially all of the cash payments for these termination benefits are expected to be made by March 31, 2010. The Company also recognized severance expense of $1.8 million (reflected in selling, general and administrative expenses) related to the separation of the Operating Company’s former Chief Operating Officer on April 30, 2008. Substantially all of the cash payments for these termination benefits are expected to be made by June 30, 2010.

For the year ended December 31, 2007, the Company recognized severance expense in the United States of $2.1 million (reflected predominantly in selling, general and administrative expenses) related to the severing of 59 employees, all of whom were terminated by December 31, 2008. Substantially all of the cash payments for these termination benefits are expected to be made by March 31, 2009. The Company also recognized severance expense in France of $1.9 million (reflected in selling, general and administrative expenses) in 2007, and reduced the accrual in 2008 by $0.3 million, related to the severing of 12 employees, eleven of whom were terminated as of December 31, 2008. Substantially all of the cash payments for these termination benefits are expected to be made by June 30, 2009.

For the year ended December 31, 2006, the Company recognized severance expense in the United States of $1.6 million (reflected predominantly in selling, general and administrative expenses) related to the severing of 46 employees, all of whom were terminated by December 31, 2008. All of the cash payments for these termination benefits have been made as of December 31, 2008. The Company also recognized severance expense of $5.3 million (reflected in selling, general and administrative expenses) related to the separation of the Operating Company’s former Chief Executive Officer and Chief Financial Officer on December 3, 2006. Substantially all of the cash payments for these termination benefits are expected to be made by December 31, 2009.

For the year ended December 31, 2005, the Company recognized severance expense in the United States of $2.3 million (reflected in selling, general and administrative expenses) related to the severing of 16 employees. All of the cash payments for these termination benefits have been made as of December 31, 2008. The Company also recognized severance expense in France of $3.8 million (reflected in cost of goods sold) related to the severing of 37 employees. All of the cash payments for these termination benefits have been made as of December 31, 2008.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

The following table summarizes these severance accruals, and related expenses and payments, by operating segment for the last three years. At December 31, 2008, $0.3 million of the consolidated balance was included in other non-current liabilities and the remainder was included in accrued employee compensation and benefits:

	North America	Europe	Total
	(In thousands)
Balance at January 1, 2006	$2,043	$4,244	$6,287
Charged to expense during the year	6,965	53	7,018
Payments during the year	(2,245)	(3,412)	(5,657)
Foreign currency translation adjustments	—	379	379
Other adjustments	(1)	(192)	(193)

Balance at December 31, 2006	6,762	1,072	7,834
Charged to expense during the year	2,067	1,951	4,018
Payments during the year	(4,125)	(711)	(4,836)
Foreign currency translation adjustments	—	84	84
Other adjustments	(42)	(270)	(312)

Balance at December 31, 2007	4,662	2,126	6,788
Charged to expense during the year	3,545	86	3,631
Payments during the year	(5,064)	(1,498)	(6,562)
Foreign currency translation adjustments	—	36	36
Other adjustments	(126)	(589)	(715)

Balance at December 31, 2008	$3,017	$161	$3,178

In addition to the above costs, as of December 31, 2006, the Company had accrued payments made on January 5, 2007, to the Operating Company’s former Chief Executive Officer and Chief Financial Officer for the repurchase of all of their outstanding ownership interests and options, pursuant to separation agreements dated as of December 3, 2006. The gross amount accrued as of December 31, 2006, and paid in 2007, was $3.4 million.

11. Debt Arrangements

Long-term debt consisted of the following:

	December 31,
	2008	2007
	(In thousands)
Term Loan	$1,842,188	$1,860,938
Revolver	—	—
Foreign and other revolving credit facilities	2,455	14,501
Senior Notes	250,000	250,000
Senior Subordinated Notes	375,000	375,000
Capital leases	21,427	33,180
Other	8,168	713

	2,499,238	2,534,332
Less amounts classified as current	56,899	45,695

Total	$2,442,339	$2,488,637

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

The Company’s credit agreement consists of a senior secured term loan to the Operating Company in an aggregate principal amount of $1,842.2 million outstanding as of December 31, 2008 (the “Term Loan” or “Term Loan Facility”), and a $250.0 million senior secured revolving credit facility (the “Revolver” and, together with the Term Loan, the “Credit Agreement”). The obligations of the Operating Company and CapCo I under the Credit Agreement are guaranteed by Holdings and certain domestic subsidiaries of the Operating Company. The Term Loan is payable in quarterly installments and requires payments of $41.6 million (including the excess cash flow payment of $22.8 million due for the year ended December 31, 2008, payable by March 31, 2009, as further described below) in 2009, $18.7 million in 2010 and approximately $1,781.9 million in 2011 (disregarding any further mandatory or voluntary prepayments that may reduce such scheduled amortization payments, and before consideration of the subsequent amendment in May 2009, described below). The final maturity date of the Term Loan Facility is October 7, 2011. The Revolver expires on October 7, 2010 (see below for further discussion on the subsequent amendment). Availability under the Revolver as of December 31, 2008, was $237.6 million (as reduced by $12.4 million of outstanding letters of credit). Interest under the Credit Agreement is payable at (a) the “Alternate Base Rate” (“ABR”) (the higher of the Prime Rate or the Federal Funds Rate plus 0.50%) plus a margin ranging from 1.00% to 1.75%; or (b) the “Eurodollar Rate” (the applicable interest rate offered to banks in the London interbank eurocurrency market) plus a margin ranging from 2.00% to 2.75%. A commitment fee of 0.50% is due on the unused portion of the revolving loan commitment.

Substantially all domestic tangible and intangible assets of the Company are pledged as collateral pursuant to the terms of the Credit Agreement.

As of December 31, 2008, the Company had outstanding $250.0 million in Senior Notes and $375.0 million in Senior Subordinated Notes co-issued by the Operating Company and CapCo I (collectively the “Notes”). The Notes are unconditionally guaranteed, jointly and severally, by Holdings and certain domestic subsidiaries of the Operating Company and mature on October 7, 2012 (Senior Notes), and October 7, 2014 (Senior Subordinated Notes). Interest on the Senior Notes is payable semi-annually at 8.50% and interest on the Senior Subordinated Notes is payable semi-annually at 9.875%. As further described below, the Company’s obligations under the Senior Notes were fully discharged.

During 2004 and 2005, the Operating Company entered into forward starting interest rate swap agreements that effectively fixed the interest rate on $925.0 million of the Term Loan at a weighted average rate of 4.02%. These swap agreements went into effect at various points in 2006 and expired in December 2007 ($650.0 million) and January 2008 ($275.0 million).

During 2007, the Operating Company entered into two forward starting interest rate collar agreements that effectively fix the interest rate within a fixed cap and floor rate on $385.0 million of the Term Loan at a weighted average cap rate of 4.70% and a weighted average floor rate of 2.88%. These forward starting collar agreements went into effect January 2008 and expire in 2010.

During 2008, the Operating Company entered into four forward starting interest rate swap agreements that effectively fix the interest rate on $350.0 million of the Term Loan at a weighted average rate of 4.08%. These swap agreements will go into effect August 2009 and expire in 2011.

The Credit Agreement and indentures governing the Notes contain a number of significant covenants that, among other things, restrict the Company’s and the Company’s subsidiaries’ ability to dispose of assets, repay other indebtedness, incur additional indebtedness, pay dividends, prepay subordinated indebtedness, incur liens, make capital expenditures, investments or acquisitions, engage in mergers or consolidations, engage in transactions with affiliates and otherwise restrict the Company’s activities. In addition, under the Credit Agreement, the Company is required to satisfy specified financial ratios and tests. The Credit Agreement also requires that up to 50% of excess cash flow (as defined in the Credit Agreement) be applied on an annual basis to

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

pay down the Term Loan. An excess cash flow payment of $22.8 million was due for the year ended December 31, 2008, payable by March 31, 2009. As of December 31, 2008, the Company was in compliance with all covenants.

Under the Credit Agreement, the Operating Company is subject to restrictions on the payment of dividends or other distributions to Holdings (and therefore restrict the ability of Holdings to pay dividends to the Company); provided that, subject to certain limitations, the Operating Company may pay dividends or other distributions to Holdings:

•	in respect of overhead, tax liabilities, legal, accounting and other professional fees and expenses; and

•

to fund purchases and redemptions of equity interests of Holdings or GPC held by then present or former officers or employees of Holdings, the Operating Company or their Subsidiaries (as defined therein) or by any employee stock ownership plan upon that person’s death, disability, retirement or termination of employment or other circumstances with annual dollar limitations.

The Company’s weighted average effective interest rate on the outstanding borrowings under the Term Loan and Revolver was 5.50% and 7.50% at December 31, 2008 and 2007, respectively, excluding the effect of interest rate swap agreements.

The Company had several revolving credit facilities denominated in U.S. dollars, Brazilian real, Argentine pesos, Polish zloty and Venezuelan bolivar with aggregate available borrowings at December 31, 2008 equivalent to $8.1 million. The Company’s average effective interest rate on borrowings of $2.5 million on these credit facilities at December 31, 2008, was 20.3%. The Company’s average effective interest rate on borrowings of $14.5 million on these credit facilities at December 31, 2007, was 13.99%.

Cash paid for interest during 2008, 2007 and 2006, net of amounts capitalized of $3.9 million, $5.7 million and $9.5 million, respectively, totaled $169.0 million, $198.4 million and $179.7 million, respectively.

The annual debt service requirements of the Company, excluding the effect of the subsequent activity described below, for the succeeding five years are as follows (in thousands):

2009	$56,899
2010	29,375
2011	1,787,720
2012	250,232
2013	12

Subsequent Activity

Subsequent to year end, on May 28, 2009, the Company entered into the Fourth Amendment to the Credit Agreement (the “Amendment”), amending the Company’s Credit Agreement. Pursuant to the Amendment, certain term loan lenders have agreed to extend the maturity of $1,200.0 million of such term loans, and the LIBOR margin with respect to such extended term loans has been increased, as further discussed below. The maturity date and interest margins with respect to those term loans held by lenders that did not consent to extend the maturity of their term loans remain unchanged. In addition, pursuant to the Amendment, certain revolving credit lenders have agreed to extend the maturity of $112.8 million of revolving credit commitments, and the LIBOR margin with respect to revolving credit loans made pursuant to such extended revolving credit commitments has been increased, as further discussed below. The maturity date, interest margins and commitment fee with respect to those revolving credit commitments held by lenders that did not consent to extend the maturity of their revolving credit commitments remain unchanged. The Company also voluntarily reduced the amount of total revolving credit commitments available to it under the Credit Agreement from $250.0 million to $248.0 million.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

After giving effect to the Amendment, the Credit Agreement consists of a non-extended senior secured term loan (“Term Loan B”) and an extended senior secured term loan (“Term Loan C”) to the Operating Company in aggregate principal amounts of $611.6 million and $1,172.9 million ($1,194.0 million outstanding less $21.1 million unamortized discount) as of September 30, 2009, respectively. In addition, after giving effect to the Amendment, the Revolver consists of a non-extended senior secured revolving credit facility (“Non-Extending Revolver”) and an extended senior secured revolving credit facility (“Extending Revolver”) in aggregate principal amounts available of $135.2 million and $112.8 million, respectively.

The Term Loan B is payable in quarterly installments and requires payments of $1.6 million in the fourth quarter of 2009, $6.3 million in 2010 and $603.7 million in 2011 (disregarding any mandatory or voluntary prepayments that may reduce such scheduled amortization payments). The final maturity date of the Term Loan B is October 7, 2011. The Term Loan C is payable in quarterly installments and requires payments of $3.0 million in the fourth quarter of 2009, $12.0 million in each of 2010, 2011, 2012 and 2013 and $1,143.0 million in 2014 (disregarding any mandatory or voluntary prepayments that may reduce such scheduled amortization payments). The final maturity date of the Term Loan C is April 5, 2014.

The Non-Extending Revolver expires on October 7, 2010, and the Extending Revolver expires on October 1, 2013. Availability under the Revolver as of September 30, 2009, was $237.3 million (as reduced by $10.7 million of outstanding letters of credit).

Interest under the Term Loan B and the Non-Extending Revolver is payable at (a) the “Alternate Base Rate” (“ABR”) (the higher of the Prime Rate or the Federal Funds Rate plus 0.50%) plus a margin ranging from 1.00% to 1.75%; or (b) the “Eurodollar Rate” (the applicable interest rate offered to banks in the London interbank eurocurrency market) plus a margin ranging from 2.00% to 2.75%. Interest under the Term Loan C and the Extending Revolver is payable at (a) the “Adjusted Alternate Base Rate” (the higher of (x) the Prime Rate plus a margin of 3.25%; (y) the Federal Funds Rate plus a margin of 3.75%; or (z) the one-month Eurodollar Rate, subject to a floor of 2.50%, plus a margin of 4.25%); or (b) the Eurodollar Rate, subject to a floor of 2.50%, plus a margin of 4.25%. A commitment fee of 0.50% is due on the unused portion of the Non-Extending Revolver. A commitment fee of 0.75% is due on the unused portion of the Extending Revolver.

The Credit Agreement contains certain affirmative and negative covenants as to the operations and financial condition of the Company, as well as certain restrictions on the payment of dividends and other distributions to Holdings. As of September 30, 2009, the Company was in compliance with all covenants.

In accordance with EITF 96-19, “Accounting for a Modification or Exchange of Debt Instruments,” the Company performed an analysis to determine whether the Amendment would be recorded as an extinguishment of debt or a modification of debt. Based on the Company’s analysis, it was determined that the Amendment qualified as a debt extinguishment under this guidance and, as a result, the Company recorded a gain on debt extinguishment of $0.8 million. The gain on debt extinguishment is comprised of the following items (in millions):

Recorded value of debt subject to amendment, prior to amendment	$1,200.0
Fair value of debt resulting from amendment	(1,177.3)

Gain on extinguished debt, before costs	22.7
Write-off of deferred financing fees on extinguished debt	(9.3)
New issuance costs on extinguished debt	(12.6)

Total	$0.8

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

In conjunction with the Amendment, the Company recorded in the nine months ended September 30, 2009, $2.5 million in deferred financing fees, which were included in other non-current assets on the balance sheet and are being amortized to interest expense over the terms of the respective debt using the effective interest method.

Subsequent to year end, on November 24, 2009, the Operating Company and CapCo I issued $253.4 million aggregate principal amount of 8.25% senior notes due 2017 pursuant to Rule 144A under the Securities Act of 1933, as amended. These notes were issued pursuant to the terms of an indenture by and among the Operating Company and CapCo I, as co-issuers, Holdings, as parent guarantor, certain 100%-owned subsidiaries of the Operating Company, as subsidiary guarantors, and The Bank of New York Mellon, as trustee. The notes were issued at a price of 98.667% of par value, resulting in $250.0 million of gross proceeds. The $3.4 million of discount will be amortized and included in interest expense as the notes mature. The net proceeds from the offering, along with cash on hand, were used to fully discharge the Company’s obligations and interest payments under the Senior Notes.

12. Fair Value of Financial Instruments and Derivatives

The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

Cash and Cash Equivalents, Accounts Receivable and Accounts Payable

The fair values of these financial instruments approximate their carrying amounts.

Long-Term Debt

The Company’s long-term debt consists of both variable-rate and fixed-rate debt. The fair values of the Company’s long-term debt were based on market price information. The Company’s variable-rate debt, including the Company’s Credit Agreement, totaled $1,846.1 million and $1,875.7 million at December 31, 2008 and 2007, respectively. The fair value of this long-term debt, including the current portion, was approximately $1,325.7 million and $1,875.7 million at December 31, 2008 and 2007, respectively. The Company’s fixed-rate debt, including $250.0 million of Senior Notes and $375.0 million of Senior Subordinated Notes, totaled $653.1 million and $658.7 million at December 31, 2008 and 2007, respectively. The fair value of this long-term debt, including the current portion, was approximately $436.9 million and $588.8 million at December 31, 2008 and 2007, respectively.

Derivatives

The Company is exposed to market risk from changes in interest rates and currency exchange rates. The Company manages these exposures on a consolidated basis and enters into various derivative transactions for selected exposure areas. The financial impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes.

Interest rate collar and swap agreements are used to hedge exposure to interest rates associated with the Company’s Credit Agreement. Under these agreements, the Company agrees to exchange with a third party at specified intervals the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. In 2008 and 2007, the assets or liabilities associated with interest rate swap agreements and collar agreements were recorded on the balance sheet in prepaid expenses and other current assets and other non-current assets, or in other current liabilities and other non-current liabilities, at fair value. The hedges are highly effective as defined in SFAS 133, with the effective portion of the cash flow hedges recorded in other comprehensive income (loss). The effective portion of these cash flow hedges recorded in other

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

comprehensive income (loss) was an unrealized loss of $22.6 million and $0.7 million as of December 31, 2008 and 2007, respectively. Failure to properly document the Company’s interest rate swap and collar agreements as effective hedges would result in income statement recognition of all or part of the cumulative $22.6 million unrealized loss recorded in accumulated other comprehensive income (loss) as of December 31, 2008. Approximately 43% of the amount recorded within other comprehensive income (loss) is expected to be recognized as interest expense in the twelve months ending December 31, 2009.

Derivatives are an important component of the Company’s interest rate management program, leading to acceptable levels of variable interest rate risk. Had the Company not hedged its interest rates in 2008, 2007 and 2006, interest expense would have been lower by $0.2 million and higher by $12.3 million and $11.5 million, respectively, compared to an entirely unhedged variable-rate debt portfolio.

The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The Company, where possible and cost effective in the Company’s judgment, utilizes foreign currency hedging activities to protect against volatility associated with purchase commitments that are denominated in foreign currencies for machinery and equipment and other items created in the normal course of business. The terms of these contracts are generally less than one year. Gains and losses related to qualifying hedges of foreign currency firm commitments or anticipated transactions are accounted for as cash flow hedges in accordance with SFAS 133. At December 31, 2008, the Company had foreign currency exchange contracts outstanding for the purchase of Canadian dollars and pound sterling in an aggregate amount of $10.2 million. There were no foreign currency exchange contracts outstanding at December 31, 2007.

The following table presents information for the Company’s interest rate collar agreements, interest rate swap agreements and foreign currency exchange contracts. These derivative financial instruments are accounted for as cash flow hedges. The notional amount does not necessarily represent amounts exchanged by the parties, and therefore is not a direct measure of the Company’s exposure to credit risk. The fair value approximates the cost to settle the outstanding contracts.

	December 31,
	2008	2007
	(In thousands)
Collar agreements:
Notional amount	$385,000	$385,000
Fair value—liability	(6,436)	(785)

Swap agreements:
Notional amount	350,000	275,000
Fair value—(liability) asset	(16,142)	78

Foreign currency exchange contracts:
Notional amount	10,208	—
Fair value—liability	(240)	—

On January 1, 2008, the Company adopted SFAS 157, which did not have a significant impact on its financial statements. SFAS 157 established the following fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1:	Level 1 inputs are quoted prices in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

Level 2:	Level 2 inputs include the following:

a)	Quoted prices in active markets for similar assets or liabilities.

b)	Quoted prices in markets that are not active for identical or similar assets or liabilities.

c)	Inputs other than quoted prices that are observable for the asset or liability.

d)	Inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3:	Level 3 inputs are unobservable inputs for the asset or liability.

The following table presents the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008, by level within the fair value hierarchy:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3
	(In thousands)
Assets:
Derivative financial instruments	$—	$110	$—
Liabilities:
Derivative financial instruments	$—	$23,177	$—

The Company’s derivative financial instruments predominantly consist of interest rate collar and swap agreements based on LIBOR swap rates and foreign currency exchange contracts, which are observable at commonly quoted intervals for the full term of the derivatives and therefore considered a level 2 input.

Credit risk arising from the inability of a counterparty to meet the terms of the Company’s financial instrument contracts is generally limited to the amounts, if any, by which the counterparty’s obligations exceed the obligations of the Company. It is the Company’s policy to enter into financial instruments with a diverse group of creditworthy counterparties in order to spread the risk among multiple counterparties. With respect to the Company’s cash flow hedges, the Company routinely considers the possible impact of counterparty default when assessing whether a hedging relationship continues to be effective. The Company has considered the recent market events in determining the impact, if any, of counterparty default on its cash flow hedges. The cash flow hedges that the Company currently has are with major banking institutions that have not, in management’s opinion, been significantly impacted by the current market conditions. Accordingly, the Company has concluded that the likelihood of counterparty default is remote.

13. Transactions with Related Parties

The Company had transactions with entities affiliated through common ownership. The Company was a party to an Equipment Sales, Services and License Agreement dated February 2, 1998 (“Equipment Sales Agreement”) with Graham Engineering Corporation (“Graham Engineering”), under which Graham Engineering provided the Company with certain sizes of the Graham Wheel, which is an extrusion blow molding machine, on an exclusive basis within the countries and regions in which the Company had material sales of plastic containers. The Graham Family Investors own Graham Engineering and have a 15% ownership interest in Holdings. In addition, they have supplied management services to Holdings since 1998. The Equipment Sales Agreement terminated on December 31, 2007. An entity affiliated with the Blackstone Investors, who have an 80% ownership interest in Holdings, has supplied management services to Holdings since 1998. Under the Fifth

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

Amended and Restated Limited Partnership Agreement and the Amended and Restated Monitoring Agreement, Holdings is obligated to make annual payments of $2.0 million and $3.0 million to affiliates of the Graham Family Investors and the Blackstone Investors, respectively.

Transactions with entities affiliated through common ownership included the following:

	Year Ended December 31,
	2008	2007	2006
	(In thousands)
Equipment and related services purchased from affiliates	$1,272	$11,011	$10,311
Goods and related services purchased from affiliates	$—	$—	$35
Management services provided by affiliates	$5,213	$5,293	$5,140
Interest income on notes receivable from owners	$121	$114	$193

Account balances with affiliates included the following:

	As of December 31,
	2008	2007
	(In thousands)
Accounts payable	$1,386	$1,745
Other non-current liabilities	$695	$635
Notes and interest receivable for ownership interests	$2,060	$1,939
Receivable from owner	$4,232	$4,232

At December 31, 2008, the Company had loans outstanding to certain current and former management employees of the Company of $2.1 million for the purchase of shares of GPC. These loans were made in connection with the capital call payments made on September 29, 2000, and March 29, 2001, pursuant to the capital call agreement dated as of August 13, 1998. The proceeds from the loans were used to fund management’s share of the capital call payments. The loans mature on September 28, 2012, and March 30, 2013, respectively, and accrue interest at a rate of 6.22%. The loans are secured by a pledge of the stock purchased by the loans and by a security interest in any bonus due and payable to the respective borrowers on or after the maturity date of the loans. The loans and related interest are reflected in equity (deficit) on the Consolidated Balance Sheets. Subsequent to year end, in October 2009, certain of our executive officers repaid $0.3 million of these loans.

On behalf of the Blackstone Investors, the Company made payments to the Operating Company’s former Chief Executive Officer and Chief Financial Officer on January 5, 2007, for its repurchase of all of their outstanding shares of GPC, pursuant to separation agreements dated as of December 3, 2006. As a result of these payments, the Blackstone Investors became the owners of the shares and owe the Company $4.2 million. This receivable is reflected in equity (deficit) on the Consolidated Balance Sheets.

Affiliates of the Blackstone Investors have also provided funding to the Company to cover its operating expenses, resulting in a payable to the affiliates of the Blackstone Investors, which is reflected in other non-current liabilities.

Gary G. Michael, a member of the committee that advises Holdings and its partners (the “Advisory Committee”), also serves on the Board of Directors of The Clorox Company, which is a large customer of the Company. Included in current assets at December 31, 2008 and 2007, were receivables from The Clorox Company of $3.6 million and $2.1 million, respectively. Included in net sales for the years ended December 31, 2008, 2007 and 2006, were net sales to The Clorox Company of $45.2 million, $30.0 million and $30.6 million, respectively.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

14. Pension Plans

Substantially all employees of the Company participate in noncontributory defined benefit or defined contribution pension plans.

The U.S. defined benefit plan covering salaried employees provides retirement benefits based on the final five years average compensation, while plans covering hourly employees provide benefits based on years of service. The Company’s hourly and salaried pension plan covering non-union employees was frozen to future salary and service accruals in the fourth quarter of 2006. The Company recorded a $3.1 million curtailment gain in the fourth quarter of 2006 as a result of the plan freeze.

On September 29, 2006, the FASB issued SFAS 158. The Company adopted SFAS 158 effective December 31, 2006. The adoption of SFAS 158 resulted in a decrease in equity (deficit) of $2.6 million as of December 31, 2006.

The Company uses a December 31 measurement date for all of its plans. The components of pension expense and other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) were as follows:

	Pension Plan
	U.S.			Non-U.S.
	2008	2007	2006	2008	2007	2006
	(In thousands)
Net periodic benefit cost and amounts recognized in other comprehensive income (loss):
Service cost	$1,821	$2,192	$10,387	$690	$798	$718
Interest cost	4,695	4,339	4,245	910	891	774
Expected return on assets	(5,711)	(5,114)	(3,977)	(963)	(953)	(771)
Amortization of prior service cost	665	673	388	54	53	31
Amortization of net loss	80	85	738	66	50	78
Special benefits	318	—	14	—	—	—
Curtailment gain	—	—	(3,085)	—	—	(132)

Net periodic pension costs	1,868	2,175	$8,710	757	839	$698

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):
Prior service cost for period	356	5,050		—	303
Net loss (gain) for period	29,585	27		(325)	(504)
Amortization of prior service cost	(665)	(673)		(54)	(53)
Amortization of net loss	(80)	(85)		(66)	(50)
Foreign currency exchange rate change	—	—		(84)	369

Total	29,196	4,319		(529)	65

Total recognized in net periodic benefit cost and other comprehensive income (loss)	$31,064	$6,494		$228	$904

The estimated prior service cost and net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2009 are $0.7 million and $1.6 million, respectively, for the U.S. plans, and $0.1 million and $0.1 million, respectively, for the non-U.S. plans.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

All of the Company’s plans have a benefit obligation in excess of plan assets. Using the most recent actuarial valuations, the following table sets forth the change in the Company’s benefit obligation and pension plan assets at market value for the years ended December 31, 2008 and 2007. The Company uses the fair value of its pension assets in the calculation of pension expense for all of its pension plans.

	U.S.		Non-U.S.
	2008	2007	2008	2007
	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$(76,049)	$(68,018)	$(18,256)	$(16,539)
Service cost	(1,821)	(2,192)	(690)	(798)
Interest cost	(4,695)	(4,339)	(910)	(891)
Benefits paid	2,440	1,360	541	355
Change in benefit payments due to experience	—	—	(18)	(3)
Participant contributions	—	—	(102)	(106)
Effect of exchange rate changes	—	—	4,094	(1,273)
(Increase) decrease in benefit obligation due to change in discount rate	(6,949)	1,699	—	—
Special termination benefits	(318)	—	—	—
Actuarial gain	165	491	2,916	1,302
Increase in benefit obligation due to plan change	(356)	(5,050)	—	(303)

Benefit obligation at end of year	$(87,583)	$(76,049)	$(12,425)	$(18,256)

Change in plan assets:
Plan assets at market value at beginning of year	$64,333	$55,908	$14,767	$12,761
Actual return on plan assets	(17,090)	2,897	(1,611)	160
Foreign currency exchange rate changes	—	—	(3,356)	1,092
Employer contributions	7,206	6,888	785	1,003
Participant contributions	—	—	102	106
Benefits paid	(2,440)	(1,360)	(541)	(355)

Plan assets at market value at end of year	$52,009	$64,333	$10,146	$14,767

Funded status	$(35,574)	$(11,716)	$(2,279)	$(3,489)

Amounts recognized in the consolidated balance sheets consist of:
Current liabilities	$—	$—	$(16)	$(18)
Non-current liabilities	(35,574)	(11,716)	(2,263)	(3,471)

Total	$(35,574)	$(11,716)	$(2,279)	$(3,489)

Amounts recognized in accumulated other comprehensive income (loss):
Unrecognized prior service cost	$6,158	$6,467	$459	$550
Unrecognized net actuarial loss	31,258	1,753	485	924

Total	$37,416	$8,220	$944	$1,474

Accrued benefit cost:
Accrued benefit cost at beginning of year	$(3,496)	$(8,209)	$(2,015)	$(2,368)
Net periodic benefit cost	(1,868)	(2,175)	(757)	(839)
Employer contributions	7,206	6,888	785	1,003
Effect of exchange rate changes	—	—	652	189

Accrued benefit cost at end of year	$1,842	$(3,496)	$(1,335)	$(2,015)

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

The following table presents significant assumptions used to determine benefit obligations at December 31:

	2008	2007
Discount rate:
U.S.	6.25%	6.00%
Canada	6.25%	5.25%
UK	6.40%	5.37%
Mexico	8.16%	7.64%

Rate of compensation increase:
U.S.	N/A	N/A
Canada	4.00%	4.00%
UK	3.80%	3.60%
Mexico	5.04%	4.54%

The following table presents significant weighted average assumptions used to determine benefit cost for the years ended December 31:

	Actuarial Assumptions
	U.S.	Canada	UK	Mexico
Discount rate:
2008	6.00%	5.25%	5.37%	7.64%
2007	5.75%	5.00%	5.00%	5.59%
2006	5.75%	5.00%	4.90%	7.46%

Long-term rate of return on plan assets:
2008	8.75%	7.00%	7.10%	N/A
2007	8.75%	8.00%	6.92%	N/A
2006	8.75%	8.00%	6.20%	N/A

Weighted average rate of increase for future compensation levels:
2008	N/A	4.00%	3.60%	4.54%
2007	4.50%	4.00%	3.60%	4.91%
2006	4.50%	4.00%	3.50%	4.88%

Pension expense is calculated based upon a number of actuarial assumptions established on January 1 of the applicable year, detailed in the table above, including a weighted-average discount rate, an expected long-term rate of return on plan assets and rate of increase in future compensation levels. The discount rate used by the Company for valuing pension liabilities is based on a review of high quality corporate bond yields with maturities approximating the remaining life of the projected benefit obligations. The U.S. expected long-term rate of return assumption on plan assets (which consist mainly of U.S. equity and debt securities) was developed by evaluating input from the Company’s actuaries and investment consultants as well as long-term inflation assumptions. Projected returns by such consultants are based on broad equity and bond indices. The expected long-term rate of return on plan assets is based on an asset allocation assumption of 65% with equity managers and 35% with fixed income managers. At December 31, 2008, the Company’s asset allocation was 52% with equity managers, 37% with fixed income managers and 11% other. At December 31, 2007, the Company’s asset allocation was 60% with equity managers, 34% with fixed income managers and 6% other. The Company believes that its long-term asset allocation on average will approximate 65% with equity managers and 35% with fixed income managers. The Company regularly reviews its actual asset allocation and periodically rebalances its

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

investments to targeted allocations when considered appropriate. Based on this methodology, the Company’s expected long-term rate of return assumption was 8.75% in 2008 and 2007.

Asset allocation for the Company’s UK plan is 35% with equity managers, 50% with fixed income managers and 15% in real estate.

The Company made cash contributions to its pension plans in 2008 of $8.0 million and paid benefit payments of $3.0 million. The Company estimates that based on current actuarial calculations it will make cash contributions to its pension plans in 2009 of $6.7 million. Cash contributions in subsequent years will depend on a number of factors including performance of plan assets.

Due to recent market volatility, the Company’s defined benefit plans have experienced significant market declines in plan assets. As a result, the Company’s projected 2009 actuarially determined adjusted funding target attainment percentages (“AFTAP”) have declined proportionately. As of April 1, 2009, benefit restrictions and other notification requirements may be imposed on defined benefit plans if certain AFTAP levels are not achieved. The Company’s AFTAP levels for 2008 were between 80% and 90%. If these levels are maintained for the 2009 plan year, the Company will be exempt from such benefit restrictions and other notification requirements. To maintain these levels we anticipate additional voluntary funding of $16 million to $18 million in 2009 for the 2008 plan year.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Benefit Payments
(In thousands)
2009	$2,519
2010	2,718
2011	3,047
2012	3,541
2013	3,980
Years 2014 – 2018	26,786

The Company also participated in a defined contribution plan under Internal Revenue Code Section 401(k), which covered all U.S. employees of the Company except those represented by a collective bargaining unit. The Company’s contributions were determined as a specified percentage of employee contributions, subject to certain maximum limitations. The Company’s costs for the defined contribution plan for 2008, 2007 and 2006 were $8.3 million, $8.5 million and $3.2 million, respectively.

The Company also had statutory plans in France and the Netherlands that are not included in the amounts above. As of December 31, 2008, these plans had pension liabilities of $2.5 million and $0.5 million for France and the Netherlands, respectively.

15. Holdings Partnership Agreement

Holdings was formed under the name “Sonoco Graham Company” on April 3, 1989, as a limited partnership in accordance with the provisions of the Pennsylvania Uniform Limited Partnership Act, and on March 28, 1991, Holdings changed its name to “Graham Packaging Company.” Pursuant to an Agreement and Plan of Recapitalization, Redemption and Purchase, dated as of December 18, 1997 (the “Recapitalization Agreement”), (i) Holdings, (ii) the then owners of the Company (the “Graham Entities”) and (iii) GPC and BCP agreed to a recapitalization of Holdings (the “Recapitalization”). Closing under the Recapitalization Agreement occurred on

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

February 2, 1998. Upon the closing of the Recapitalization, the name of Holdings was changed to “Graham Packaging Holdings Company.” Holdings will continue until its dissolution and winding up in accordance with the terms of the Holdings Partnership Agreement (as defined below).

As contemplated by the Recapitalization Agreement, Graham Family Investors (as successors and assigns of Graham Capital Corporation and Graham Family Growth Partnership), Graham GP Corp, GPC and BCP entered into a Fifth Amended and Restated Agreement of Limited Partnership (the “Holdings Partnership Agreement”). The general partners of the partnership are BCP and Graham GP Corp. The limited partners of the partnership are GPC Holdings, L.P., GPC and Roger M. Prevot.

Capital Accounts. A capital account is maintained for each partner on the books of Holdings. The Holdings Partnership Agreement provides that at no time during the term of the partnership or upon dissolution and liquidation thereof shall a limited partner with a negative balance in its capital account have any obligation to Holdings or the other partners to restore such negative balance. Items of partnership income or loss are allocated to the partners’ capital accounts in accordance with their percentage interests except as provided in Section 704(c) of the Internal Revenue Code with respect to contributed property where the allocations are made in accordance with the U.S. Treasury regulations thereunder.

Distributions. The Holdings Partnership Agreement requires certain tax distributions to be made if and when Holdings has taxable income. Other distributions shall be made in proportion to the partners’ respective percentage interests.

Transfers of Partnership Interests. The Holdings Partnership Agreement provides that, subject to certain exceptions including, without limitation, an IPO Reorganization (as defined below) and the transfer rights described below, general partners shall not withdraw from Holdings, resign as a general partner nor transfer their general partnership interests without the consent of all general partners, and limited partners shall not transfer their limited partnership interests.

If either Graham GP Corp. and/or GPC Holdings, L.P. (individually “Continuing Graham Partner” and collectively the “Continuing Graham Partners”) wishes to sell or otherwise transfer its partnership interests pursuant to a bona fide offer from a third party, Holdings and the Equity Investors must be given a prior opportunity to purchase such interests at the same purchase price set forth in such offer. If Holdings and the Equity Investors do not elect to make such purchase, then such Continuing Graham Partner may sell or transfer such partnership interests to such third party upon the terms set forth in such offer. If the Equity Investors wish to sell or otherwise transfer their partnership interests pursuant to a bona fide offer from a third party, the Continuing Graham Partners shall have a right to include in such sale or transfer a proportionate percentage of their partnership interests. If the Equity Investors (so long as they hold 51% or more of the partnership interests) wish to sell or otherwise transfer their partnership interests pursuant to a bona fide offer from a third party, the Equity Investors shall have the right to compel the Continuing Graham Partners to include in such sale or transfer a proportionate percentage of their partnership interests.

Dissolution. The Holdings Partnership Agreement provides that Holdings shall be dissolved upon the earliest of (i) the sale, exchange or other disposition of all or substantially all of Holdings’ assets (including pursuant to an IPO Reorganization), (ii) the withdrawal, resignation, filing of a certificate of dissolution or revocation of the charter or bankruptcy of a general partner, or the occurrence of any other event which causes a general partner to cease to be a general partner unless (a) the remaining general partner elects to continue the business or (b) if there is no remaining general partner, a majority-in-interest of the limited partners elect to continue the partnership, or (iii) such date as the partners shall unanimously elect.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

IPO Reorganization. “IPO Reorganization” means the transfer of all or substantially all of Holdings’ assets and liabilities to CapCo II in contemplation of an initial public offering of the shares of common stock of CapCo II. The Holdings Partnership Agreement provides that, without the approval of each general partner, the IPO Reorganization may not be effected through any entity other than CapCo II.

16. Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss), net of income taxes, consisted of:

	Cash Flow Hedges	Pension Liability	Cumulative Translation Adjustments	Total Other Comprehensive Income (Loss)	Total Other Comprehensive Income (Loss) Attributable to Noncontrolling Interests	Total Other Comprehensive Income (Loss) Attributable to GPC Stockholders
Balance at January 1, 2006	$14,514	$(4,541)	$2,260	$12,233	$—	$12,233
Other comprehensive income	(3,648)	—	23,197	19,549	—	19,549
Minimum pension liability adjustment prior to adoption of SFAS 158	—	1,837	—	1,837	—	1,837
Adjustment to initially apply SFAS 158	—	(2,585)	—	(2,585)	—	(2,585)

Balance at December 31, 2006	10,866	(5,289)	25,457	31,034	—	31,034
Other comprehensive income	(11,572)	(3,670)	36,334	21,092	—	21,092

Balance at December 31, 2007	(706)	(8,959)	61,791	52,126	—	52,126
Other comprehensive income	(22,361)	(29,028)	(65,941)	(117,330)	—	(117,330)

Balance at December 31, 2008	$(23,067)	$(37,987)	$(4,150)	$(65,204)	$—	$(65,204)

17. Option Plans

On February 2, 1998, Holdings adopted the Graham Packaging Holdings Company Management Option Plan (the “1998 Option Plan”). On November 17, 2004, Holdings adopted a second option plan entitled 2004 Graham Packaging Holdings Company Management Option Plan (the “2004 Option Plan”). On March 7, 2008, Holdings adopted a third option plan entitled 2008 Graham Packaging Holdings Company Management Option Plan (the “2008 Option Plan” and, together with the 1998 Option Plan and the 2004 Option Plan, the “Option Plans”). The compensation committee of Holdings has been appointed to administer the Option Plans, including, without limitation, the determination of the individuals to whom grants will be made, the number of Units (as herein defined) subject to each grant and the various terms of such grants.

The Option Plans provide for the grant to management employees of Holdings and its subsidiaries and non-employee members of the Advisory Committee, advisors, consultants and other individuals providing services to Holdings of options (“Options”) to purchase limited partnership interests in Holdings equal to 0.000002% of Holdings (prior to any dilution resulting from any interests granted pursuant to the Option Plans) (each 0.000002% interest being referred to as a “Unit”). The aggregate number of Units with respect to which Options may be granted under the 1998 Option Plan may not exceed 2,386,090 Units and the aggregate number of Units with respect to which Options may be granted at any time under the 2008 Option Plan, together with the 2004 Option Plan, may not exceed 4,834,196 Units, representing a total of up to 12.5% of the equity of Holdings.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

Under the 1998 Option Plan and the 2004 Option Plan, the exercise price per Unit is or will be equal to or greater than the fair value of a Unit on the date of grant. Under the 2008 Option Plan, the exercise price per Unit is or will be less than, equal to, or greater than the fair value of a Unit on the date of grant, provided that there are limitations on exercise of any Option granted at less than fair value on the grant date. The Company determines the fair value of a Unit by considering market multiples of comparable public companies and recent transactions involving comparable public and private companies, and by performing discounted cash flow analyses on its projected cash flows. The Company utilizes the services of an appraisal firm to assist in these analyses. The number and type of Units covered by outstanding Options and exercise prices may be adjusted to reflect certain events such as recapitalizations, mergers or reorganizations of or by Holdings. The Option Plans are intended to advance the best interests of the Company by allowing such employees to acquire an ownership interest in Holdings, thereby motivating them to contribute to the success of the Company and to remain in the employ of the Company.

In general, Options awarded under the 1998 Option Plan vest according to either a time-based component or time-based and performance-based components as follows: 50% of the Options vest and become exercisable in 20% increments annually over five years, so long as the holder of the Option is still an employee on the vesting date, and 50% of the Options vest and become exercisable in 20% increments annually over five years, so long as Holdings achieves specified earnings targets for each year, although these Options do become exercisable in full without regard to Holdings’ achievement of these targets on the ninth anniversary of the date of grant, so long as the holder of the Option is still an employee on that date.

In general, except for Options granted in 2006, Options awarded under the 2004 Option Plan and the 2008 Option Plan vest and become exercisable in 25% increments annually over four years, so long as the holder of the Option is still an employee on the vesting date. On December 4, 2006, 1,118,173 Options were granted to Warren D. Knowlton (who at the time was the Operating Company’s Chief Executive Officer and as of December 31, 2008, became the Executive Chairman of the Advisory Committee), 670,904 of which have vested and are exercisable as of December 31, 2008, an additional 20% of the Options which vest and become exercisable on December 4, 2009, and an additional 20% of the Options which vest and become exercisable on December 4, 2010, so long as the holder of the Option is still an employee on the vesting date. On December 4, 2006, 419,362 Options were granted to Mark S. Burgess (who at the time was the Operating Company’s Chief Financial Officer and as of January 1, 2009, became the Operating Company’s Chief Executive Officer), 50% of which vest and become exercisable in 25% increments annually, on the anniversaries of the grant date, over four years so long as the holder of the Option is still an employee on the vesting date, and 50% of which vest and become exercisable in 25% increments annually, on the anniversaries of the grant date, over four years so long as Holdings achieves specified earnings targets each year and so long as the holder of the Option is still an employee on the vesting date. On December 4, 2006, 838,724 Options were granted to Mr. Knowlton and Mr. Burgess which vest and become exercisable upon (A) the Blackstone Investors’ sale of their interest in Holdings and (B) the attainment of certain financial performance goals.

The weighted average fair value at date of grant for Options granted in 2008, 2007 and 2006 was $2.81, $1.67 and $1.59 per Option, respectively. The fair value of each Option was estimated on the date of the grant using a fair value option pricing model, with the following weighted-average assumptions:

	2008	2007	2006
Dividend yield	0%	0%	0%
Expected volatility	30%	30%	30%
Risk-free interest rate	2.28%	3.50%	4.53%
Expected option life (in years)	4.5	3.2	4.5

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

The Company estimates expected volatility based upon the volatility of the stocks of comparable public companies. The Company’s expected life of Options granted was based upon actual experience and expected employee turnover. The risk-free interest rate was based on the implied yield available on U.S. Treasury zero-coupon issues with a term equivalent to the expected life of the Options granted. The Company has not paid dividends in the past and does not plan to pay any dividends in the foreseeable future.

A summary of the changes in the Options outstanding under the Option Plans during 2008 is as follows:

	Units Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(In years)	(In millions)
Outstanding at beginning of year	5,469,346	$9.23
Granted (1)	1,348,841	9.72
Exercised	(35,168)	6.82
Forfeited (1)	(1,829,008)	11.75

Outstanding at end of year	4,954,011	8.46	7.8	$—

Vested or expected to be vested at end of year	3,958,127	8.75	7.7	—
Exercisable at end of year	2,421,622	8.42	7.5	—

(1)	Includes 1,103,047 Options that had a weighted average exercise price of $13.64, which were cancelled and re-granted at an exercise price of $9.72.

In 2008, the Company cancelled 1,103,047 Options of approximately 125 employees that had a weighted average exercise price of $13.64 and re-granted 1,103,047 Options at an exercise price of $9.72, which was Holdings’ fair value on March 7, 2008. As a result, the Company will incur incremental compensation expense of approximately $1.1 million over the four year vesting period of the re-granted Options. The incremental expense recorded during the year ended December 31, 2008, was $0.5 million, including $0.3 million related to the acceleration of vesting upon the termination of employment of the Operating Company’s former Chief Operating Officer on April 30, 2008.

On January 22, 2008, the Company extended the term for certain Options granted on February 2, 1998, for which any unexercised Options would have expired on February 2, 2008. No change was made to the number of Options, nor the exercise price, and the Options remained fully vested. On December 22, 2008, the Company extended the term for certain Options granted on January 1, 1999, for which any unexercised Options would have expired on December 31, 2008. No change was made to the number of Options, nor the exercise price, and the Options remained fully vested. These extensions of the term were considered modifications under SFAS 123(R) which required a charge to expense in 2008 of $0.9 million for the difference between the fair value of the Options after the modifications and the fair value of the Options before the modifications.

As of December 31, 2008, there was $1.8 million of total unrecognized compensation cost related to outstanding Options that is expected to be recognized over a weighted average period of 2.6 years. In 2007, the Company made payments totaling $0.6 million to a former Chief Executive Officer and a former Chief Financial Officer of the Operating Company for 476,084 Options, pursuant to separation agreements dated as of December 3, 2006. For the years ended December 31, 2008 and 2006, the Company received net proceeds of $0.2 million and $0.3 million, respectively, from the exercise of Options.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

The intrinsic value of Options exercised for the years ended December 31, 2008 and 2007, was $0.0 million and $0.6 million, respectively.

18. Other Expense, Net

Other expense, net consisted of the following:

	Year Ended December 31,
	2008	2007	2006
	(In thousands)
Foreign exchange loss	$215	$1,917	$1,925
Other	189	87	270

	$404	$2,004	$2,195

19. Income Taxes

The provision (benefit) for income taxes consisted of:

	Year Ended December 31,
	2008	2007	2006
	(In thousands)
Current provision:
Federal	$23	$—	$—
State and local	527	234	113
Foreign	11,495	17,026	16,677

Total current provision	12,045	17,260	16,790

Deferred provision:
Federal	(536)	2,260	1,661
State and local	12	(2,245)	4,794
Foreign	1,456	3,041	4,292

Total deferred provision	932	3,056	10,747

Total provision	$12,977	$20,316	$27,537

The Company reported income (loss) from continuing operations before income taxes relating to domestic operations of ($78.6) million, ($198.9) million and ($82.1) million, and relating to foreign operations of $44.2 million, $15.5 million and ($10.2) million for the years ended December 31, 2008, 2007, and 2006, respectively.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

The following table sets forth the deferred income tax assets and liabilities that result from temporary differences between the reported amounts and the tax bases of the assets and liabilities:

	December 31,
	2008	2007
	(In thousands)
Deferred income tax assets:
Net operating loss carryforwards	$329,687	$322,426
Capital loss carryforwards	7,657	6,786
Fixed assets, due to differences in depreciation, impairment and assigned values	5,530	5,871
Accrued retirement indemnities	2,966	4,230
Inventories	3,226	3,765
Accruals and reserves	15,230	15,547
Deferred revenue	6,957	6,205
Tax credits	11,222	10,083
Other items	5,964	2,669

Gross deferred income tax assets	388,439	377,582
Valuation allowance	(361,582)	(326,123)

Net deferred income tax assets	26,857	51,459

Deferred income tax liabilities:
Investment in partnership	1,664	12,072
Fixed assets, due to differences in depreciation, impairment and	26,501	42,322
Inventories	531	978
Amortizable intangibles, due to differences in amortization, impairment and assigned values	9,320	10,189
Unremitted earnings of foreign subsidiaries	5,551	5,308
Other items	980	416

Gross deferred income tax liabilities	44,547	71,285

Net deferred income tax liabilities	$17,690	$19,826

Current deferred income tax liabilities of $3.8 million in 2008 and $3.1 million in 2007 are included in accrued expenses. Non-current deferred income tax assets of $3.5 million in 2008 and $2.2 million in 2007 are included in other non-current assets.

Pursuant to the requirements of SFAS 109, “Accounting for Income Taxes,” we assess the realizability of deferred tax assets based on an evaluation of positive and negative evidence of future taxable income. The negative evidence includes a history of losses, including cumulative losses in recent years. Due to the history of losses, the positive evidence was limited to the reversal of existing taxable temporary differences and future income projections were not considered. A valuation allowance was established based on the gross deferred tax asset less the deferred tax liabilities that will generate ordinary taxable income and reverse in the same jurisdictions before the expiration of the loss carryforwards.

The valuation allowance for deferred income tax assets of $361.6 million and $326.1 million at December 31, 2008 and 2007, respectively, relates principally to the uncertainty of realizing the benefits arising from tax loss and credit carryforwards. The Company believes that it will generate sufficient future taxable

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

income to realize the income tax benefits related to the remaining deferred income tax asset. The valuation allowance increase in 2008 primarily relates to tax benefits associated with current operating losses and related tax loss carryforwards.

The amount of the valuation allowance required to reduce the deferred tax assets to the amount that is more likely than not to be realized is assessed on an on-going basis. We expect that the assumptions and estimates underlying the current determination may change and require adjustments to the valuation allowance in future periods. Such subsequent changes would impact our future income tax provisions.

The difference between the actual income tax provision for continuing operations and an amount computed by applying the U.S. federal statutory rate for corporations to loss before income taxes is attributable to the following:

	Year Ended December 31,
	2008	2007	2006
	(In thousands)
Taxes at U.S. federal statutory rate	$(12,054)	$(64,185)	(32,316)
Partnership income allocated to noncontrolling interests	273	3,276	1,228
State income tax net of federal benefit	350	(1,307)	3,189
Income taxed in multiple jurisdictions	2,703	6,678	5,983
Permanent differences between tax and book accounting	1,372	4,145	3,753
Prior year adjustments	137	306	30
FIN 48 contingencies	5,011	9,654	—
Change in valuation allowance	19,081	61,193	45,719
Tax credits	(4,191)	2,403	(819)
Other	295	(1,847)	770

	$12,977	$20,316	$27,537

As of December 31, 2008, the Company’s domestic subsidiaries have U.S. federal net operating loss carryforwards of approximately $688.7 million. These net operating loss carryforwards are available to offset future taxable income and expire in the years 2017 through 2028. The Company also has various state net operating loss carryforwards that expire through 2028. The determination of the state net operating loss carryforwards is dependent upon the subsidiaries’ taxable income or loss, apportionment percentages and other respective state laws that can change from year to year and impact the amount of such carryforward. The Company’s international operating subsidiaries have, in the aggregate, approximately $190.6 million of tax loss carryforwards available as of December 31, 2008. These losses are available to reduce the originating subsidiaries’ future taxable foreign income and have varying expiration dates. The loss carryforwards relating to the Company’s French subsidiaries ($162.4 million), UK subsidiaries ($5.7 million), and Brazilian subsidiaries ($4.3 million) have no expiration date. The remainder of the foreign loss carryforwards have expiration dates ranging from 2009 through 2017.

As of December 31, 2008, the Company’s domestic subsidiaries had federal and state income tax credit carryforwards of approximately $8.3 million consisting of $1.5 million of Alternative Minimum Tax credits which never expire, $4.5 million of federal research and development credits and other general business credits which expire in the years 2009 through 2024 and $2.3 million of state tax credits with expiration dates from 2009 through 2013. The Company’s subsidiaries in Mexico and Argentina have tax credit carryforwards of $3.3 million and $0.5 million, respectively, which expire in the years 2009 through 2019.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

As of December 31, 2008, the Company’s equity in the undistributed earnings of foreign subsidiaries which are deemed to be permanently reinvested, and for which income taxes had not been provided, was zero. Therefore, no U.S. or foreign tax will be payable on undistributed earnings of such foreign subsidiaries.

The Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” effective January 1, 2007. This Interpretation prescribes a recognition threshold of more-likely-than-not for recognition of tax benefits. The transition adjustments of $4.8 million were shown as a reduction to retained earnings.

The following table summarizes the activity related to the gross unrecognized tax benefits (“UTB”) from January 1, 2008, through December 31, 2008, (in thousands):

Balance as of January 1, 2008	$41,817
Increases related to prior year tax positions	1,304
Decreases related to prior year tax positions	(156)
Increases related to current year tax positions	11,328
Decreases related to settlements with taxing authorities	(52)
Decreases related to lapsing of statute of limitations	(1,128)
Currency translation adjustments	(867)

Balance as of December 31, 2008	$52,246

Offsetting long-term deferred income tax assets in the amount of $18.8 million and $15.3 million at December 31, 2008 and 2007, respectively, are not reflected in the gross UTB balance above. Approximately $10.9 million of UTB at December 31, 2008, and $12.4 million of UTB at December 31, 2007, if recognized, would impact the Company’s effective tax rate. The Company does not expect a significant change in the UTB balance in the next twelve months.

The Company operates and files income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. Its tax returns are periodically audited by domestic and foreign tax authorities. During 2008, the Company concluded an examination of the 2004 and 2005 U.S. federal income tax returns of its U.S. corporate subsidiary group by the Internal Revenue Service (“IRS”). While settlement with the IRS has been reached for these years, any net operating loss carryforwards generated in prior years (generally, 1997 and later loss years) remain subject to examination by the IRS. The Company is currently under examination by various state and foreign authorities. The U.S. corporate subsidiaries have open tax years from 2003 forward for certain state purposes. The Company generally has open tax years subject to audit scrutiny of three to five years in Europe and six years in Mexico and South America.

Upon adoption of FIN 48, the Company has elected to begin treating interest and penalties related to taxes as a component of income tax expense. As of December 31, 2008 and 2007, the Company has recorded UTB of $6.0 million and $7.5 million, respectively, related to interest and penalties, all of which, if recognized, would affect the Company’s effective tax rate. During the year ended December 31, 2008, the Company recorded a tax benefit related to a decrease in UTB for interest and penalties of $1.5 million. The Company’s prior policy was to treat interest related to tax issues as interest expense and to record penalties as other expense.

Cash income tax payments of $9.3 million, $18.3 million and $18.6 million were made for income tax liabilities in 2008, 2007 and 2006, respectively.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

20. Commitments

In connection with plant expansion and improvement programs, the Company had commitments for capital expenditures of approximately $50.2 million at December 31, 2008.

The Company is a party to various capital and operating leases involving real property and equipment. Lease agreements may include escalating rent provisions and rent holidays, which are expensed on a straight-line basis over the term of the lease. Total rent expense for operating leases was $52.8 million, $55.7 million and $54.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Minimum future lease obligations on long-term noncancelable operating leases in effect at December 31, 2008, were as follows (in thousands):

2009	$32,922
2010	27,975
2011	23,518
2012	19,021
2013	17,229
Thereafter	58,900

Minimum future lease obligations on capital leases in effect at December 31, 2008, were as follows (in thousands):

2009	$5,929
2010	9,686
2011	5,652
2012	155
2013	5
Thereafter	—

The gross amount of assets under capital leases was $54.6 million and $54.4 million as of December 31, 2008 and 2007, respectively. The deferred rent liability relating to escalating rent provisions and rent holidays was $2.5 million and $2.4 million as of December 31, 2008 and 2007, respectively.

The Company has entered into agreements with an unrelated third-party for the financing of specific accounts receivable of certain foreign subsidiaries. The financing of accounts receivable under these agreements is accounted for as a sale of receivables in accordance with SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” Under the terms of the financing agreements, the Company transfers ownership of eligible accounts receivable without recourse to the third-party purchaser in exchange for cash. Proceeds on the transfer reflect the face value of the accounts receivable less a discount. The discount is recorded against net sales on the consolidated statement of operations in the period of the sale. The eligible receivables financed pursuant to this factoring agreement are excluded from accounts receivable on the consolidated balance sheet and are reflected as cash provided by operating activities on the consolidated statement of cash flows, while non-eligible receivables remain on the balance sheet with a corresponding liability established when those receivables are financed. The Company does not continue to service, administer and collect the eligible receivables under this program. The third-party purchaser has no recourse to the Company for failure of debtors constituting eligible receivables to pay when due. The Company maintains insurance on behalf of the third-party purchaser to cover any losses due to the failure of debtors constituting eligible receivables to

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

pay when due. At December 31, 2008 and 2007, the Company had sold $29.9 million and $32.4 million of eligible accounts receivable, respectively, which represent the face amounts of total outstanding receivables at those dates.

Under the Fifth Amended and Restated Limited Partnership Agreement and the Amended and Restated Monitoring Agreement, the Company is obligated to make annual payments of $2.0 million and $3.0 million to affiliates of the Graham Family Investors and the Blackstone Investors, respectively.

21. Contingencies and Legal Proceedings

On November 3, 2006, the Company filed a complaint with the Supreme Court of the State of New York, New York County, against Owens-Illinois, Inc. and OI Plastic Products FTS, Inc. (collectively, “OI”). The complaint alleges certain misrepresentations by OI in connection with the Company’s 2004 purchase of O-I Plastic and seeks damages in excess of $30 million. In December 2006, OI filed an Answer and Counterclaim, seeking to rescind a Settlement Agreement entered into between OI and the Company in April 2005, and disgorgement of more than $39 million paid by OI to the Company in compliance with that Settlement Agreement. The Company filed a Motion to Dismiss the Counterclaim in July 2007, which was granted by the Court in October 2007. On August 1, 2007, the Company filed an Amended Complaint to add additional claims seeking indemnification from OI for claims made against the Company by former OI employees pertaining to their pension benefits. These claims arise from an arbitration between the Company and Glass, Molders, Pottery, Plastic & Allied Workers, Local #171 (the “Union”) that resulted in an award on April 23, 2007, in favor of the Union. The Arbitrator ruled that the Company had failed to honor certain pension obligations for past years of service to former employees of OI, whose seven Union-represented plants were acquired by the Company in October 2004. In the Amended Complaint, the Company maintains that under Section 8.2 of the Stock Purchase Agreement between OI and the Company, OI is obligated to indemnify the Company for any losses associated with differences in the two companies’ pension plans including any losses incurred in connection with the Arbitration award. The litigation is proceeding.

The Company is a party to various other litigation matters arising in the ordinary course of business. The ultimate legal and financial liability of the Company with respect to such litigation cannot be estimated with certainty, but management believes, based on its examination of these matters, experience to date and discussions with counsel, that ultimate liability from the Company’s various litigation matters will not be material to the business, financial condition, results of operations or cash flows of the Company.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

22. Segment Information

The Company is organized and managed on a geographical basis in three operating segments: North America, Europe and South America. The accounting policies of the segments are consistent with those described in Note 1. The Company’s measure of segment profit or loss is operating income. Segment information for the three years ended December 31, 2008, representing the reportable segments currently utilized by the chief operating decision makers, was as follows:

	Year	North America	Europe	South America	Eliminations (a)	Total
	(In thousands)
Net sales (b)(c)	2008	$2,196,048	$274,382	$89,747	$(1,223)	$2,558,954
	2007	2,140,470	256,841	75,471	(1,897)	2,470,885
	2006	2,220,713	215,573	64,578	(496)	2,500,368

Operating income (loss)	2008	$119,648	$30,181	$(4,627)	$—	$145,202
	2007	19,182	8,175	764	—	28,121
	2006	123,335	3,118	(9,795)	—	116,658

Depreciation and amortization	2008	$149,765	$20,492	$5,268	$—	$175,525
	2007	176,317	20,887	4,511	—	201,715
	2006	179,550	19,899	5,170	—	204,619

Asset impairment charges	2008	$86,861	$3,534	$5,669	$—	$96,064
	2007	137,900	18,150	1,642	—	157,692
	2006	2,942	11,935	10,984	—	25,861

Interest expense, net	2008	$174,128	$2,678	$2,432	$—	$179,238
	2007	204,432	3,193	1,877	—	209,502
	2006	203,338	2,520	937	—	206,795

Income tax provision (benefit)	2008	$3,569	$9,560	$(152)	$—	$12,977
	2007	10,206	9,481	629	—	20,316
	2006	19,833	7,257	447	—	27,537

Identifiable assets (b)(c)(d)	2008	$872,465	$151,142	$38,665	$—	$1,062,272
	2007	1,017,156	182,180	45,279	—	1,244,615

Goodwill	2008	$418,784	$15,826	$35	$—	$434,645
	2007	427,580	18,607	1,817	—	448,004

Cash paid for property, plant and equipment	2008	$116,442	$20,767	$11,367	$—	$148,576
	2007	123,617	20,584	9,184	—	153,385
	2006	164,330	18,869	7,340	—	190,539

(a)	To eliminate intercompany transactions.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

(b)	The Company’s net sales for Europe include countries having significant sales as follows:

	Year Ended December 31,
	2008	2007	2006
	(In millions)
Poland	$63.7	$59.5	$46.4
France	34.4	34.6	29.8
Rotselaar (Belgium)	52.6	46.9	39.9
Spain	40.8	38.2	35.9

The Company’s identifiable assets for Europe include countries having significant identifiable assets as follows:

	December 31,
	2008	2007
	(In millions)
Poland	$37.7	$46.7
France	19.9	38.0
Rotselaar (Belgium)	31.1	33.0
Spain	27.6	30.1

(c)	The Company’s net sales for North America include sales in Mexico which totaled approximately $150.4 million, $138.4 million and $143.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Identifiable assets in Mexico totaled approximately $51.6 million and $59.7 million as of December 31, 2008 and 2007, respectively. Approximately all of the North America reportable segment’s remaining net sales and identifiable assets are in the United States.
(d)	Represents property, plant and equipment, net.

Product Net Sales Information

The following is supplemental information on net sales by product category:

	Food and Beverage	Household	Automotive Lubricants	Personal Care/Specialty	Total
	(In thousands)
2008	$1,561,273	$491,641	$319,253	$186,787	$2,558,954
2007	1,488,699	499,101	277,874	205,211	2,470,885
2006	1,465,272	505,218	284,726	245,152	2,500,368

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

23. Loss Per Share

The following table presents the computation of basic and diluted loss per share for the years presented:

	Year Ended December 31,
	2008	2007	2006
	(In thousands except share and per share data)
Numerator:
Loss from continuing operations	$(47,417)	$(203,701)	$(119,869)
Loss from discontinued operations	(10,506)	(3,655)	(1,121)
Less: Net loss attributable to noncontrolling interests (1)	—	—	—

Net loss attributable to GPC stockholders	(57,923)	(207,356)	(120,990)
Less: Holdings’ earnings adjustment for potential dilutive options to purchase partnership units (2)	—	—	—

Adjusted net loss attributable to GPC stockholders for computation of diluted earnings per share	$(57,923)	$(207,356)	$(120,990)

Denominator:
Weighted average number of GPC shares outstanding—basic and diluted (3)	42,975,419	42,975,419	42,975,419
Loss per share—basic and diluted:
Loss from continuing operations	$(1.10)	$(4.74)	$(2.79)
Loss from discontinued operations	(0.25)	(0.09)	(0.03)
Net loss attributable to GPC stockholders	$(1.35)	$(4.83)	$(2.82)

(1)	The noncontrolling interests in equity was $0 as of each of December 31, 2008, 2007 and 2006. Accordingly, no loss has been attributed to noncontrolling interests.
(2)	No adjustment has been made for Holdings’ earnings as all options to purchase partnership units were antidilutive for each of the years ended December 31, 2008, 2007 and 2006. For the years ended December 31, 2008, 2007 and 2006, 4,954,011, 5,469,346 and 6,724,785 potential options to purchase partnership units, respectively, have been excluded from the computation of diluted loss per share.
(3)	As of December 31, 2008, 2007 and 2006, there were no potentially dilutive common stock equivalents outstanding regarding GPC shares. Accordingly, the number of basic and diluted weighted average shares outstanding is the same.

24. Capital Stock

The authorized capital stock of the Company consisted of 500,000,000 shares of $0.01 par value common stock and 100,000,000 shares of $0.01 par value preferred stock. There were 42,975,419 shares of common stock, and 0 shares of preferred stock issued and outstanding for each of the years ended December 31, 2008, 2007 and 2006.

25. Subsequent Events

The Company is currently pursuing an initial public offering, which is expected to be completed during 2010. This transaction would result in, among other things, the ability of the holders of noncontrolling interests of Holdings to exchange such interests for shares of common stock of the Company at the time of, or subsequent to, the initial public offering.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2008

The Company amended and restated its certificate of incorporation to, among other things, increase the number of shares of its authorized common stock to 500 million shares and to authorize the issuance of up to 100 million shares of preferred stock.

On January 15, 2010, the Company approved a 1,465.4874-for-1 stock split of the Company’s common stock and a 3,781.4427-for-1 split of Holdings’ partnership units which will take place prior to the effective date of the initial public offering. All shares, units, per share and per unit information in the consolidated financial statements have been retroactively adjusted to reflect these stock and unit splits.

GRAHAM PACKAGING COMPANY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2009	December 31, 2008
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$196,823	$43,879
Accounts receivable, net	221,594	233,734
Inventories	189,937	224,361
Deferred income taxes	3,001	2,829
Prepaid expenses and other current assets	38,347	57,248

Total current assets	649,702	562,051
Property, plant and equipment, net	1,047,085	1,062,272
Intangible assets, net	43,769	46,258
Goodwill	435,705	434,645
Other non-current assets	34,026	44,587

Total assets	$2,210,287	$2,149,813

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$33,003	$56,899
Accounts payable	130,977	100,778
Accrued expenses and other current liabilities	213,245	192,443
Deferred revenue	30,530	34,646

Total current liabilities	407,755	384,766
Long-term debt	2,409,482	2,442,339
Deferred income taxes	24,018	20,261
Other non-current liabilities	103,318	120,829
Commitments and contingent liabilities (see Notes 15 and 16)
Equity (deficit):
Graham Packaging Company Inc. stockholders’ equity (deficit):
Preferred stock, $0.01 par value, 100,000,000 shares authorized, 0 shares issued and outstanding	—	—
Common stock, $0.01 par value, 500,000,000 shares authorized, 42,975,419 shares issued and outstanding	430	430
Common stock subscribed, not yet issued	250	—
Subscription receivable	(250)	—
Additional paid-in capital	297,209	296,650
Retained earnings (deficit)	(993,084)	(1,043,966)
Notes and interest receivable for ownership interests	(6,475)	(6,292)
Accumulated other comprehensive income (loss)	(45,904)	(65,204)

Graham Packaging Company Inc. stockholders’ equity (deficit)	(747,824)	(818,382)
Noncontrolling interests	13,538	—

Equity (deficit)	(734,286)	(818,382)

Total liabilities and equity (deficit)	$2,210,287	$2,149,813

See accompanying notes to condensed consolidated financial statements.

GRAHAM PACKAGING COMPANY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Nine Months Ended September 30,
	2009	2008
	(In thousands, except share and per share data)
Net sales	$1,736,368	$2,003,425
Cost of goods sold	1,418,300	1,701,519

Gross profit	318,068	301,906
Selling, general and administrative expenses	89,478	100,939
Asset impairment charges	14,171	11,821
Net loss on disposal of property, plant and equipment	4,408	5,615

Operating income	210,011	183,531
Interest expense	127,019	135,087
Interest income	(832)	(520)
Gain on debt extinguishment	(756)	—
Other income, net	(2,065)	(720)

Income before income taxes	86,645	49,684
Income tax provision	21,821	10,870

Income from continuing operations	64,824	38,814
Loss from discontinued operations	(3,924)	(1,707)

Net income	60,900	37,107
Net income attributable to noncontrolling interests	10,018	—

Net income attributable to Graham Packaging Company Inc. stockholders	$50,882	$37,107

Earnings per share:

Income from continuing operations per share:
Basic	$1.26	$0.90
Diluted	$1.26	$0.89
Loss from discontinued operations per share:
Basic	$(0.08)	$(0.04)
Diluted	$(0.08)	$(0.04)
Net income attributable to Graham Packaging Company Inc. stockholders per share:
Basic	$1.18	$0.86
Diluted	$1.18	$0.85
Weighted average shares outstanding:
Basic	42,975,419	42,975,419
Diluted	42,980,617	42,975,419

See accompanying notes to condensed consolidated financial statements.

GRAHAM PACKAGING COMPANY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Nine Months Ended September 30,
	2009	2008
	(In thousands)
Net income	$60,900	$37,107

Other comprehensive income (loss):
Changes in fair value of derivatives designated and accounted for as cash flow hedges (net of tax of $0 for all periods presented)	434	(1,825)
Amortization of amounts in accumulated other comprehensive income (loss) as of the date the Company discontinued hedge accounting for its interest rate collar and swap agreements (net of tax of $0 for all periods presented)	6,065	—
Amortization of prior service costs and unrealized actuarial losses included in net periodic benefit costs for pension and post-retirement plans (net of a tax benefit of $210 and $66 for the nine months ended September 30, 2009 and 2008, respectively)	1,071	422
Foreign currency translation adjustments (net of a tax benefit of $29 and $91 for the nine months ended September 30, 2009 and 2008, respectively)	15,151	(5,274)

Total other comprehensive income (loss)	22,721	(6,677)

Comprehensive income	83,621	30,430
Comprehensive income attributable to noncontrolling interests	13,538	—

Comprehensive income attributable to Graham Packaging Company Inc. stockholders	$70,083	$30,430

See accompanying notes to condensed consolidated financial statements.

GRAHAM PACKAGING COMPANY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2009	2008
	(In thousands)
Operating activities:
Net income	$60,900	$37,107
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	118,790	133,526
Gain on debt extinguishment	(756)	—
Amortization of debt issuance fees	6,392	7,760
Net loss on disposal of property, plant and equipment	4,408	5,615
Pension expense	3,845	1,997
Asset impairment charges	18,308	11,821
Unrealized loss on termination of cash flow hedge accounting	4,896	—
Stock compensation expense	658	2,192
Foreign currency transaction (gain) loss	(143)	203
Interest on receivable for ownership interests	(94)	(91)
Changes in operating assets and liabilities:
Accounts receivable	12,967	7,388
Inventories	32,730	5,692
Prepaid expenses and other current assets	17,774	545
Other non-current assets	(3,476)	(7,928)
Accounts payable and accrued expenses	43,239	16,199
Pension contributions	(15,288)	(7,267)
Other non-current liabilities	3,096	1,948

Net cash provided by operating activities	308,246	216,707

Investing activities:
Cash paid for property, plant and equipment	(104,497)	(99,306)
Proceeds from sale of property, plant and equipment	879	3,299
Purchase of/investment in a business	(1,385)	—

Net cash used in investing activities	(105,003)	(96,007)

Financing activities:
Proceeds from issuance of long-term debt	38,983	296,564
Payment of long-term debt	(76,984)	(322,980)
Purchase of ownership interests	(89)	—
Debt issuance fees	(14,977)	—

Net cash used in financing activities	(53,067)	(26,416)

Effect of exchange rate changes on cash and cash equivalents	2,768	(1,671)

Increase in cash and cash equivalents	152,944	92,613
Cash and cash equivalents at beginning of period	43,879	18,314

Cash and cash equivalents at end of period	$196,823	$110,927

Supplemental disclosures
Cash paid for interest, net of amounts capitalized	$111,411	$119,144
Cash paid for income taxes (net of refunds)	12,089	5,490
Non-cash investing and financing activities:
Capital leases	1,551	2,196
Accruals for purchases of property, plant and equipment	15,388	11,500
Accruals for debt issuance fees	153	—

See accompanying notes to condensed consolidated financial statements.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

September 30, 2009

1. Basis of Presentation

The accompanying Condensed Consolidated Financial Statements (Unaudited) of Graham Packaging Company Inc. (“GPC”), a Delaware corporation (formerly known as BMP/Graham Holdings Corporation), have been prepared in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles” or “GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete annual financial statements. All entities and assets owned by GPC are referred to collectively with GPC as the “Company.” Graham Packaging Holdings Company, a subsidiary which is 84.9% owned by GPC, is referred to as “Holdings.” Graham Packaging Company, L.P., Holdings’ wholly-owned subsidiary, is referred to as the “Operating Company.” In the opinion of the management of the Company, all adjustments (consisting only of usual recurring adjustments considered necessary for a fair presentation) are reflected in the Condensed Consolidated Financial Statements (Unaudited). The Condensed Consolidated Balance Sheet (Unaudited) as of December 31, 2008, is derived from audited financial statements. The Condensed Consolidated Financial Statements (Unaudited) and notes included in this report should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2008. The results of operations for the nine months ended September 30, 2009, are not necessarily indicative of the results to be expected for the full year ending December 31, 2009.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued guidance under FASB Accounting Standards Codification (“ASC”) 820-10, “Fair Value Measurements and Disclosures” (formerly Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measurements”). This guidance establishes a single authoritative definition of fair value, sets out a framework to classify the source of information used in fair value measurements, identifies additional factors that must be disclosed about assets and liabilities measured at fair value based on their placement in the new framework and modifies the long-standing accounting presumption that the transaction price of an asset or liability equals its initial fair value. In February 2008, the FASB delayed the effective date for certain non-financial assets and liabilities until January 1, 2009. The Company adopted this guidance effective January 1, 2008, for financial assets and liabilities (see Note 12). The Company adopted this guidance for certain non-financial assets and liabilities effective January 1, 2009, and the adoption had no impact on its financial statements as it relates to these assets and liabilities.

In December 2007, the FASB issued guidance under ASC 810-10, “Consolidations” (formerly SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements—Amendment of ARB No. 51”). This guidance establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, changes in a parent’s ownership of noncontrolling interests, calculation and disclosure of the consolidated net income attributable to the parent and the noncontrolling interests, changes in a parent’s ownership interest while the parent retains its controlling financial interest and fair value measurement of any retained noncontrolling equity investment. The adoption resulted in the Company recognizing allocated income and loss to noncontrolling interests in 2009.

In March 2008, the FASB issued guidance under ASC 815-30, “Derivatives and Hedging—Cash Flow Hedges” (formerly SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”). This guidance is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

position, financial performance and cash flows. It requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also requires more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related, and requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. The Company adopted this guidance effective January 1, 2009 (see Note 13).

In December 2008, the FASB issued guidance under ASC 715, “Defined Benefit Plans” (formerly Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”), which requires enhanced disclosures of the plan assets of an employer’s defined benefit pension or other postretirement benefit plans. The disclosures required under this guidance will include information regarding the investment allocation decisions made for plan assets, the fair value of each major category of plan assets disclosed separately for pension plans and other postretirement benefit plans and the inputs and valuation techniques used to measure the fair value of plan assets that would be similar to the disclosures about fair value measurements required by ASC 820, “Fair Value Measurements and Disclosures.” The disclosures in this guidance are effective for fiscal years ending after December 15, 2009.

In April 2009, the FASB issued guidance under ASC 825-10-65-1, “Financial Instruments” (formerly Staff Position FAS 107-1 and Accounting Principles Board Opinion (“APB”) 28-1, “Interim Disclosures about Fair Value of Financial Instruments”). This guidance requires disclosures about fair value of financial instruments for interim reporting periods that were previously only required in annual financial statements. This guidance is effective for interim periods ending after June 15, 2009. The Company adopted this guidance effective June 30, 2009 (see Note 12).

In May 2009, the FASB issued guidance under ASC 855, “Subsequent Events” (formerly SFAS 165, “Subsequent Events”). This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is effective for interim and annual fiscal periods ending after June 15, 2009. The Company adopted this guidance effective June 30, 2009, and the adoption had no impact on its financial statements.

In June 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets, an amendment of SFAS 140,” which has not yet been codified in the ASC. SFAS 166 amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities—a replacement of FASB Statement 125,” to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets, the effects a transfer will have on its financial performance and cash flows and any transferor’s continuing involvement in transferred financial assets. This statement is effective for interim and annual reporting periods that begin after November 15, 2009. The Company is currently evaluating the impact that the adoption of SFAS 166 may have on its financial statements.

In June 2009, the FASB issued guidance under ASC 105-10, “Generally Accepted Accounting Principles” (formerly SFAS 168, “FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”). This guidance establishes the ASC as the single source of authoritative nongovernmental GAAP, superseding existing pronouncements published by the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other accounting bodies. This guidance establishes only one level of authoritative GAAP. All other accounting literature will be considered non-authoritative. The ASC reorganizes the GAAP pronouncements into accounting topics and displays them

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

using a consistent structure. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted this guidance effective July 1, 2009.

Management has determined that all other recently issued accounting pronouncements will not have a material impact on the Company’s financial statements, or do not apply to the Company’s operations.

Noncontrolling Interests

On January 1, 2009, the Company adopted new guidance issued under ASC 810-10, “Consolidations.” This guidance establishes new standards that govern the accounting for, and reporting of, noncontrolling interests in partially-owned consolidated subsidiaries and the loss of control of subsidiaries. Specifically, the guidance requires that: (1) a noncontrolling interest, previously referred to as minority interest, is to be reported as part of equity in the consolidated financial statements; (2) losses are to be allocated to a noncontrolling interest even when such allocation might result in a deficit balance, thereby reducing the losses attributed to the controlling interest; (3) changes in ownership interest are to be treated as equity transactions if control is maintained; (4) changes in ownership interest resulting in a gain or loss are to be recognized in earnings if control is gained or lost; and (5) in a business combination the noncontrolling interest’s share of net assets acquired is to be recorded at fair value, plus its share of goodwill. The provisions under this guidance are prospective upon adoption, except for the presentation and disclosure requirements. The presentation and disclosure requirements must be applied retrospectively for all periods presented. Accordingly, the Company’s Condensed Consolidated Balance Sheets (Unaudited) as of September 30, 2009, and December 31, 2008, and the Condensed Consolidated Statements of Operations (Unaudited) for the nine months ended September 30, 2009 and 2008, have been retrospectively adjusted. In addition, the Company has included Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited) for the nine months ended September 30, 2009 and 2008.

The Company attributes earnings and losses of Holdings to the noncontrolling interests of Holdings based on the noncontrolling interests’ relative unit ownership percentages. Net income attributable to the noncontrolling interests was $10.0 million and $0.0 million for the nine months ended September 30, 2009 and 2008, respectively. As a result of accumulated net losses attributable to the noncontrolling interests, net income attributable to the noncontrolling interests of $5.7 million for the nine months ended September 30, 2008, has been attributed to the GPC stockholders. As of September 30, 2009, accumulated income of $13.5 million attributable to the noncontrolling interests is included in a separate component of equity (deficit). As of December 31, 2008, accumulated losses of $69.9 million attributable to the noncontrolling interests have been allocated to the GPC stockholders and are included in the retained deficit.

Derivatives

During 2007, the Company entered into two interest rate collar agreements, which became effective in January 2008, under which the Company purchased a cap at a Eurodollar rate of 4.70% and sold a floor at a weighted average Eurodollar rate of 2.88%, on $385.0 million of term loans. During 2008, the Company entered into four interest rate swap agreements which became effective in August 2009, under which the Company receives variable interest based on the Eurodollar rate and pays fixed interest at a weighted average rate of 4.08%, on $350.0 million of term loans. The interest rate collar and swap agreements were accounted for as cash flow hedges and were highly effective, as defined by ASC 815, “Derivatives and Hedging,” until January 2009 when the Company elected to roll over its senior secured term loan in one-month increments to reduce its cash interest, as opposed to continuing to roll over its senior secured term loan in three-month increments to match the terms of its interest rate collar agreements. The Company has therefore discontinued hedge accounting for its interest rate collar and swap agreements. The amount recorded in accumulated other comprehensive income (loss) as of the date the Company discontinued hedge accounting for its interest rate collar and swap agreements

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

is being recognized as interest expense over the period in which the previously hedged activity continues to occur. Changes in the fair value of the interest rate collar and swap agreements from that date are also being recognized as interest expense. (See Note 13 for further discussion).

The fair value of the derivatives is determined from sources independent of the Company, including the financial institutions which are party to the derivative instruments. The fair value of derivatives also considers the credit default risk of the paying party. Since hedge accounting was discontinued in early 2009 for the Company’s interest rate collar and swap agreements, no change in fair value was recorded in other comprehensive income for the nine months ended September 30, 2009. The change in fair value on the effective portion of the Company’s interest rate cash flow hedges for the nine months ended September 30, 2008, was recorded in other comprehensive income and was an unrealized loss of $2.3 million for the nine months ended September 30, 2008, respectively. Of the amount recorded within accumulated other comprehensive income (loss) as of September 30, 2009, 59% is expected to be recognized in interest expense in the next twelve months.

During 2009, the Company entered into a $1.2 million foreign currency exchange contract to hedge the exchange rate exposure on a transaction that is denominated in pound sterling. The contract was renewed in the third quarter for another six months and increased to $1.5 million. This foreign currency exchange contract is accounted for as a cash flow hedge and is highly effective as defined by ASC 815. During 2009, the Company also entered into foreign currency exchange contracts totaling $1.8 million to hedge the exchange rate exposure on transactions denominated in euros; all of these contracts have expired. These foreign currency exchange contracts were not designated as hedges under ASC 815.

With respect to the cash flow hedges, the Company routinely considers the possible impact of counterparty default when assessing whether a hedging relationship continues to be effective. The Company has considered the recent market events in determining the impact, if any, of counterparty default on its cash flow hedges. The cash flow hedges that the Company currently has are with major banking institutions and the Company has concluded that the likelihood of counterparty default is remote.

Comprehensive Income

Included in other comprehensive income and added to net income to determine total comprehensive income are the following:

•	changes in fair value of derivatives designated and accounted for as cash flow hedges;

•	amortization of amounts in accumulated other comprehensive income (loss) as of the date the Company discontinued hedge accounting for its interest rate collar and swap agreements;

•	amortization of prior service costs and unrealized actuarial losses included in net periodic benefit costs for pension and post-retirement plans; and

•	foreign currency translation adjustments.

Option Plans

The Company, from time to time, grants options to purchase partnership units of Holdings. The Company adopted the guidance under ASC 718-20, “Awards Classified as Equity,” on January 1, 2006, using the prospective method. In accordance with the guidance under this topic, the Company applied this guidance prospectively to awards issued, modified, repurchased or cancelled after January 1, 2006.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

The Company continued to account for equity based compensation to employees for awards outstanding as of January 1, 2006, using the intrinsic value method allowed by the guidance in ASC 718-10-30, “Stock Compensation Initial Measurement.” The exercise prices of all unit options were equal to or greater than the fair value of the units on the dates of the grants and, accordingly, no compensation cost has been recognized for these options.

A summary of the changes in the unit options outstanding under the option plans for the nine months ended September 30, 2009, is as follows:

	Options	Weighted Average Exercise Price/Option	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2009	4,954,011	$8.46
Granted (1)	657,971	6.64
Exercised	—	—
Forfeited (2)	(463,643)	6.96

Outstanding at September 30, 2009	5,148,339	8.36	7.4	$25.9

Vested or expected to vest	4,231,582	8.60	7.3	$20.3
Exercisable at September 30, 2009	2,635,798	8.54	6.9	$12.8

(1)	In the first nine months of 2009, the Company granted options to purchase 657,971 limited partnership units in Holdings. As a result, the Company will incur incremental compensation expense of approximately $0.6 million over the four-year vesting period of the options. The incremental expense recorded during the nine months ended September 30, 2009, was $0.1 million.
(2)	Pursuant to the employment agreement effective December 4, 2006, for Warren D. Knowlton, the Operating Company’s former Chief Executive Officer and current Executive Chairman, Mr. Knowlton received an option (the “Performance Option”) to purchase 559,275 limited partnership units in Holdings that vests upon (A) the Blackstone Investors’ (as defined herein) sale of their entire interest in Holdings and (B) the attainment of certain financial performance goals. Seventy-five percent, or 419,362, of the limited partnership units in Holdings subject to Mr. Knowlton’s Performance Option were forfeited automatically when Mr. Knowlton ceased to be Chief Executive Officer of the Operating Company. These 419,362 options are reflected as “forfeited” in the table above.

Equity Investments

Investments in which the Company owns 20% to 50% of the common stock of, or otherwise exercises significant influence over, an investee are accounted for under the equity method. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments, the proportionate share of earnings and losses and distributions. The Company reviews the value of equity method investments and records impairment charges in the consolidated statement of operations for any decline in value that is determined to be other-than-temporary.

On August 12, 2009, the Company purchased a 22% interest in PPI Blow Pack Private Limited, an Indian limited liability company, for $1.4 million which is being accounted for under the equity method of accounting and is reflected in other non-current assets.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

Subsequent Events

The Company has evaluated subsequent events that have occurred after the balance sheet date but before the financial statements were available to be issued, which the Company considers to be the date of filing with the Securities and Exchange Commission. The Company has announced the pursuit of an initial public offering which is further described in Note 23. The Company has also issued new senior notes and discharged its obligations under its existing senior notes on November 24, 2009, which is more fully described in Note 11. The Company has concluded that no other events or transactions have occurred that would require adjustments to, or disclosure in, its financial statements.

2. Discontinued Operations

For purposes of determining discontinued operations, the Company has determined that, in general, the plant or operating location is a component of an entity within the context of ASC 360-10-35-15, “Subsequent Measurement—Impairment or Disposal of Long-Lived Assets.” A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. The Company routinely evaluates its manufacturing base and closes non-performing locations. The Company evaluates the results of closed operations both quantitatively and qualitatively to determine the appropriateness of reporting the results as discontinued operations. Locations sold, where the Company retains the customer relationships, are excluded from discontinued operations, as the Company retains the direct cash flows resulting from the migration of revenue to other facilities.

Subsequent to September 30, 2009, the Company sold its subsidiary Graham Emballages Plastiques S.A.S., located in Meaux, France, to an independent third party for one euro. The Company’s exit from this location was due to the failure of this subsidiary to meet internal financial performance criteria. The Company had determined the results of operations for this location, which had previously been reported in the Europe segment, would be reported as discontinued operations, in accordance with the guidance under ASC 205-20, “Discontinued Operations.” The accompanying condensed consolidated statements of operations and related notes to condensed consolidated financial statements reflect these discontinued operations. The following table summarizes the operating results for this location for the periods presented:

	Nine Months Ended September 30,
	2009	2008
	(In thousands)
Net sales	$14,379	$19,795
Cost of goods sold	14,126	21,227
Selling, general and administrative expenses	4	75
Asset impairment charges	4,138	—
Interest expense, net	35	200

Loss from discontinued operations	$(3,924)	$(1,707)

In accordance with the terms of the agreement, the Company paid 2.3 million euros (approximately $3.5 million) on November 12, 2009. As a result, the Company recognized a charge subsequent to September 30, 2009, for the amount of this payment.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

3. Accounts Receivable, Net

Accounts receivable, net are presented net of an allowance for doubtful accounts of $5.3 million and $6.5 million at September 30, 2009, and December 31, 2008, respectively. Management performs ongoing credit evaluations of its customers and generally does not require collateral.

4. Concentration of Credit Risk

For the nine months ended September 30, 2009 and 2008, 69.7% and 71.7% of the Company’s net sales were generated by its top twenty customers. The Company’s sales to PepsiCo, the Company’s largest customer, were 11.3% and 14.0% of total sales for the nine months ended September 30, 2009 and 2008, respectively. All of these sales were made in North America.

The Company had $140.7 million and $141.8 million of accounts receivable from its top twenty customers as of September 30, 2009, and December 31, 2008, respectively. The Company had $17.0 million and $16.9 million of accounts receivable from PepsiCo as of September 30, 2009, and December 31, 2008, respectively.

5. Inventories

Inventories, stated at the lower of cost or market, consisted of the following:

	September 30, 2009	December 31, 2008
	(In thousands)
Finished goods	$127,899	$144,394
Raw materials	62,038	79,967

Total	$189,937	$224,361

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

6. Property, Plant and Equipment, Net

A summary of property, plant and equipment, net is presented in the following table:

	Expected Useful Lives	September 30, 2009	December 31, 2008
	(in years)	(In thousands)
Land		$38,924	$39,111
Buildings and improvements	7-31.5	238,596	234,801
Machinery and equipment (1)	3-15	1,344,604	1,297,793
Molds and tooling	3-5	283,048	273,312
Computer hardware and software	3-7	39,048	38,491
Furniture and fixtures	7	5,459	5,467
Construction in progress		67,393	68,263

Property, plant and equipment		2,017,072	1,957,238
Less: accumulated depreciation and amortization		969,987	894,966

Property, plant and equipment, net		$1,047,085	$1,062,272

(1)	A majority of the assets in the machinery & equipment category has an expected useful life of 15 years. Also included in this category are autos, which have an expected useful life of three years; plastic pallets, which have an expected useful life of seven years; extruders and certain related equipment, drives and gearboxes, which have expected useful lives from two to seven years; labelers, which have an expected useful life of ten years; and forklifts, which generally have an expected useful life of four years.

Depreciation expense, including depreciation expense on assets recorded under capital leases, for the nine months ended September 30, 2009 and 2008, was $112.8 million and $126.4 million, respectively.

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of these assets. Interest capitalized for the nine months ended September 30, 2009 and 2008, was $2.5 million and $3.2 million, respectively.

The Company closed its plant located in Edison, New Jersey in 2008. The land and building at this location, having a carrying value of $6.6 million, are deemed to be held for sale, and as such are reflected in prepaid expenses and other current assets on the Condensed Consolidated Balance Sheets (Unaudited) as of September 30, 2009, and December 31, 2008.

7. Intangible Assets, Net

The gross carrying amount and accumulated amortization of the Company’s intangible assets subject to amortization as of September 30, 2009, were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period
		(In thousands)
Patented technology	$24,171	$(7,751)	$16,420	10 years
Customer relationships	33,708	(6,365)	27,343	16 years
Non-compete agreement	1,500	(1,494)	6	5 years

Total	$59,379	$(15,610)	$43,769

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

The gross carrying amount and accumulated amortization of the Company’s intangible assets subject to amortization as of December 31, 2008, were as follows:

	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period
		(In thousands)
Patented technology	$23,018	$(5,869)	$17,149	10 years
Customer relationships	33,340	(4,507)	28,833	16 years
Licensing agreements	601	(550)	51	1 year
Non-compete agreements	1,500	(1,275)	225	5 years

Total	$58,459	$(12,201)	$46,258

Amortization expense for the nine months ended September 30, 2009 and 2008, was $3.8 million and $4.3 million, respectively. Remaining estimated aggregate amortization expense for 2009 is $1.2 million. The estimated aggregate amortization expense for each of the next five years ending December 31 is as follows (in thousands):

2010	$4,700
2011	4,600
2012	4,600
2013	4,500
2014	4,100

8. Goodwill

The changes in the carrying amount of goodwill were as follows:

	North America Segment	Europe Segment	South America Segment	Total
	(In thousands)
Balance at December 31, 2008	$418,784	$15,826	$35	$434,645
Foreign currency translation adjustments	665	398	(3)	1,060

Balance at September 30, 2009	$419,449	$16,224	$32	$435,705

9. Asset Impairment Charges

The Company identified an indicator of possible impairment of certain assets in Argentina, Brazil, Mexico, Poland and the United States for the nine months ended September 30, 2009, and in Brazil, Canada, Mexico and the United States for the nine months ended September 30, 2008. As a result, the Company evaluated the recoverability of these assets and determined that the undiscounted future cash flows were below the carrying value of these long-lived assets. Additionally, management had no plans to redeploy the majority of these assets. Accordingly, the Company adjusted the carrying value of these long-lived assets to their estimated fair value in accordance with the guidance under ASC 360-10-35-15, “Subsequent Measurement—Impairment or Disposal of Long-lived Assets,” resulting in impairment charges being recorded in continuing operations of $14.2 million and $11.8 million for the nine months ended September 30, 2009 and 2008, respectively.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

The Company signed a Letter of Intent in the second quarter of 2009 to sell its manufacturing facility located in Meaux, France to an independent third party for one euro. The transaction was completed in the fourth quarter of 2009. The Company had concluded that the net assets related to this transaction were fully impaired and recorded an impairment charge within discontinued operations of $4.1 million for the nine months ended September 30, 2009.

10. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	September 30, 2009	December 31, 2008
	(In thousands)
Accrued employee compensation and benefits	$67,343	$65,460
Accrued interest	37,322	32,969
Accrued sales allowance	22,843	27,425
Other	85,737	66,589

	$213,245	$192,443

In recent years, the Company has initiated a series of restructuring activities to reduce costs, achieve synergies and streamline operations.

For the year ended December 31, 2008, the Company recognized severance expense in the United States of $1.6 million (reflected in cost of goods sold) related to the closure of its plant located in Edison, New Jersey and the related severing of 115 employees, 112 of whom were terminated by September 30, 2009. Substantially all of the cash payments for these termination benefits are expected to be made by March 31, 2010. The Company also recognized severance expense of $1.8 million (reflected in selling, general and administrative expenses) related to the separation of the Operating Company’s former Chief Operating Officer on April 30, 2008. Substantially all of the cash payments for these termination benefits are expected to be made by June 30, 2010.

For the year ended December 31, 2007, the Company recognized severance expense in the United States of $2.1 million (reflected predominantly in selling, general and administrative expenses) related to the severing of 59 employees. All of the cash payments for these termination benefits have been made as of March 31, 2009. The Company also recognized severance expense in France of $1.9 million (reflected in selling, general and administrative expenses) in 2007, and reduced the accrual in 2008 and 2009 by $0.3 million and $0.2 million, respectively, related to the severing of 12 employees. All of the cash payments for these termination benefits have been made as of March 31, 2009.

For the year ended December 31, 2006, the Company recognized severance expense in the United States of $1.6 million (reflected predominantly in selling, general and administrative expenses) related to the severing of 46 employees. All of the cash payments for these termination benefits have been made as of March 31, 2008. The Company also recognized severance expense of $5.3 million (reflected in selling, general and administrative expenses) related to the separation of the Operating Company’s former Chief Executive Officer and Chief Financial Officer on December 3, 2006. Substantially all of the cash payments for these termination benefits are expected to be made by December 31, 2009.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

For the year ended December 31, 2005, the Company recognized severance expense in the United States of $2.3 million (reflected in selling, general and administrative expenses) related to the severing of 16 employees. All of the cash payments for these termination benefits have been made as of March 31, 2008. The Company also recognized severance expense in France of $3.8 million (reflected in cost of goods sold) related to the severing of 37 employees. All of the cash payments for these termination benefits have been made as of September 30, 2008.

The following table summarizes these severance accruals, and related expenses and payments, by operating segment. The severance accrual at September 30, 2009, was included in accrued employee compensation and benefits.

	North America	Europe	Total
	(In thousands)
Balance at January 1, 2008	$4,662	$2,126	$6,788
Charged to expense during the year	3,545	86	3,631
Payments during the year	(5,064)	(1,498)	(6,562)
Foreign currency translation adjustments	—	36	36
Other adjustments	(126)	(589)	(715)

Balance at December 31, 2008	3,017	161	3,178
Payments during the period	(2,214)	—	(2,214)
Foreign currency translation adjustments	—	(12)	(12)
Other adjustments	(19)	(149)	(168)

Balance at September 30, 2009	$784	$—	$784

11. Debt Arrangements

Long-term debt consisted of the following:

	September 30, 2009	December 31, 2008
	(In thousands)
Term loans (net of $21.1 million and $0.0 million unamortized discount as of September 30, 2009, and December 31, 2008, respectively)	$1,784,472	$1,842,188
Revolver	—	—
Foreign and other revolving credit facilities	3,133	2,455
Senior Notes	250,000	250,000
Senior Subordinated Notes	375,000	375,000
Capital leases	18,540	21,427
Other	11,340	8,168

	2,442,485	2,499,238
Less amounts classified as current (net of $4.8 million and $0.0 million unamortized discount as of September 30, 2009, and December 31, 2008, respectively)	33,003	56,899

Total	$2,409,482	$2,442,339

On May 28, 2009, the Company entered into the Fourth Amendment to the Credit Agreement (the “Amendment”), amending the Company’s credit agreement, dated as of October 7, 2004 (the “Credit Agreement”). Pursuant to the Amendment, certain term loan lenders have agreed to extend the maturity of

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

$1,200.0 million of such term loans, and the LIBOR margin with respect to such extended term loans has been increased, as further discussed below. The maturity date and interest margins with respect to those term loans held by lenders that did not consent to extend the maturity of their term loans remain unchanged. In addition, pursuant to the Amendment, certain revolving credit lenders have agreed to extend the maturity of $112.8 million of revolving credit commitments, and the LIBOR margin with respect to revolving credit loans made pursuant to such extended revolving credit commitments has been increased, as further discussed below. The maturity date, interest margins and commitment fee with respect to those revolving credit commitments held by lenders that did not consent to extend the maturity of their revolving credit commitments remain unchanged. The Company also voluntarily reduced the amount of total revolving credit commitments available to it under the Credit Agreement from $250.0 million to $248.0 million.

After giving effect to the Amendment, the Credit Agreement consists of a non-extended senior secured term loan (“Term Loan B”) and an extended senior secured term loan (“Term Loan C” and, together with the Term Loan B, the “Term Loans” or “Term Loan Facility”) to the Operating Company in aggregate principal amounts of $611.6 million and $1,172.9 million ($1,194.0 million outstanding less $21.1 million unamortized discount) as of September 30, 2009, respectively. In addition, after giving effect to the Amendment, the Credit Agreement consists of a non-extended senior secured revolving credit facility (“Non-Extending Revolver”) and an extended senior secured revolving credit facility (“Extending Revolver” and, together with the Non-Extending Revolver, the “Revolver”) in aggregate principal amounts available of $135.2 million and $112.8 million, respectively. The obligations of the Operating Company and GPC Capital Corp. I (“CapCo I”) under the Credit Agreement are guaranteed by Holdings and certain domestic subsidiaries of the Operating Company.

The Term Loan B is payable in quarterly installments and requires payments of $1.6 million in the fourth quarter of 2009, $6.3 million in 2010 and $603.7 million in 2011 (disregarding any mandatory or voluntary prepayments that may reduce such scheduled amortization payments). The final maturity date of the Term Loan B is October 7, 2011. The Term Loan C is payable in quarterly installments and requires payments of $3.0 million in the fourth quarter of 2009, $12.0 million in each of 2010, 2011, 2012 and 2013 and $1,143.0 million in 2014 (disregarding any mandatory or voluntary prepayments that may reduce such scheduled amortization payments). The final maturity date of the Term Loan C is April 5, 2014.

The Non-Extending Revolver expires on October 7, 2010, and the Extending Revolver expires on October 1, 2013. Availability under the Revolver as of September 30, 2009, was $237.3 million (as reduced by $10.7 million of outstanding letters of credit).

Interest under the Term Loan B and the Non-Extending Revolver is payable at (a) the “Alternate Base Rate” (“ABR”) (the higher of the Prime Rate or the Federal Funds Rate plus 0.50%) plus a margin ranging from 1.00% to 1.75%; or (b) the “Eurodollar Rate” (the applicable interest rate offered to banks in the London interbank eurocurrency market) plus a margin ranging from 2.00% to 2.75%. Interest under the Term Loan C and the Extending Revolver is payable at (a) the “Adjusted Alternate Base Rate” (the higher of (x) the Prime Rate plus a margin of 3.25%; (y) the Federal Funds Rate plus a margin of 3.75%; or (z) the one-month Eurodollar Rate, subject to a floor of 2.50%, plus a margin of 4.25%); or (b) the Eurodollar Rate, subject to a floor of 2.50%, plus a margin of 4.25%. A commitment fee of 0.50% is due on the unused portion of the Non-Extending Revolver. A commitment fee of 0.75% is due on the unused portion of the Extending Revolver.

The Credit Agreement contains certain affirmative and negative covenants as to the operations and financial condition of the Company, as well as certain restrictions on the payment of dividends and other distributions to Holdings. As of September 30, 2009, the Company was in compliance with all covenants.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

Substantially all domestic tangible and intangible assets of the Company are pledged as collateral pursuant to the terms of the Credit Agreement.

As required by the guidance under ASC 470-50-40, “Modifications and Extinguishments,” the Company performed an analysis to determine whether the Amendment would be recorded as an extinguishment of debt or a modification of debt. Based on the Company’s analysis, it was determined that the Amendment qualified as a debt extinguishment under this guidance and, as a result, the Company recorded a gain on debt extinguishment of $0.8 million. The gain on debt extinguishment is comprised of the following items (in millions):

Recorded value of debt subject to amendment, prior to amendment	$1,200.0
Fair value of debt resulting from amendment (see Note 12 for further discussion)	(1,177.3)

Gain on extinguished debt, before costs	22.7
Write-off of deferred financing fees on extinguished debt	(9.3)
New issuance costs on extinguished debt	(12.6)

Total	$0.8

In conjunction with the Amendment, the Company recorded $2.5 million in deferred financing fees, which are included in other non-current assets on the Condensed Consolidated Balance Sheet (Unaudited) and are being amortized to interest expense over the terms of the respective debt using the effective interest method.

As of September 30, 2009, and December 31, 2008, the Company had outstanding $250.0 million in Senior Notes and $375.0 million in Senior Subordinated Notes co-issued by the Operating Company and CapCo I (collectively, the “Notes”). The Notes are unconditionally guaranteed, jointly and severally, by Holdings and certain domestic subsidiaries of the Operating Company and mature on October 7, 2012 (Senior Notes), and October 7, 2014 (Senior Subordinated Notes). Interest on the Senior Notes is payable semi-annually at 8.50% and interest on the Senior Subordinated Notes is payable semi-annually at 9.875%. As further described below, the Company’s obligations under the Senior Notes were fully discharged.

Subsequent to quarter end, on November 24, 2009, the Operating Company and CapCo I issued $253.4 million aggregate principal amount of 8.25% senior notes due 2017 pursuant to Rule 144A under the Securities Act of 1933, as amended. These notes were issued pursuant to the terms of an indenture by and among the Operating Company and CapCo I, as co-issuers, Holdings, as parent guarantor, certain 100%-owned subsidiaries of the Operating Company, as subsidiary guarantors, and The Bank of New York Mellon, as trustee. The notes were issued at a price of 98.667% of par value, resulting in $250.0 million of gross proceeds. The $3.4 million of discount will be amortized and included in interest expense as the notes mature. The net proceeds from the offering, along with cash on hand, were used to fully discharge the Company’s obligations and interest payments under the Senior Notes.

12. Fair Value Measurement

The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

Cash and Cash Equivalents, Accounts Receivable and Accounts Payable

The fair values of these financial instruments approximate their carrying amounts.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

Long-Term Debt

The Company’s long-term debt consists of both variable-rate and fixed-rate debt. The fair values of the Company’s long-term debt were based on market price information. The Company’s variable-rate debt, including the Company’s Credit Agreement, totaled $1,793.0 million (net of $21.1 million unamortized discount) and $1,846.1 million at September 30, 2009, and December 31, 2008, respectively. The fair values of this long-term debt, including the current portion, were approximately $1,797.3 million and $1,325.7 million at September 30, 2009, and December 31, 2008, respectively. The Company’s fixed-rate debt, including $250.0 million of Senior Notes and $375.0 million of Senior Subordinated Notes, totaled $649.5 million and $653.1 million at September 30, 2009, and December 31, 2008, respectively. The fair values of this long-term debt, including the current portion, were approximately $658.3 million and $436.9 million at September 30, 2009, and December 31, 2008, respectively.

Derivatives

On January 1, 2008, the Company adopted the guidance under ASC 820-10, “Fair Value Measurements and Disclosures,” which established the following fair value hierarchy that prioritizes the inputs used to measure fair value:

Level 1:	Inputs are quoted prices in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs include the following:

a)	Quoted prices in active markets for similar assets or liabilities.

b)	Quoted prices in markets that are not active for identical or similar assets or liabilities.

c)	Inputs other than quoted prices that are observable for the asset or liability.

d)	Inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs are unobservable inputs for the asset or liability.

Recurring Fair Value Measurements

The following table presents the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of September 30, 2009, by level within the fair value hierarchy:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3
	(In thousands)
Liabilities:
Interest rate collar agreements	$—	$2,643	$—
Interest rate swap agreements	—	18,766	—
Foreign currency exchange contract	—	42	—
Natural gas swap agreements	—	56	—

The fair values of the Company’s derivative financial instruments are observable at commonly quoted intervals for the full term of the derivatives and therefore considered level 2 inputs.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

Non-recurring Fair Value Measurements

The Company has real estate located in Edison, New Jersey that is held for sale. The aggregate carrying value of these assets at September 30, 2009, was $6.6 million, which is less than the fair value of these assets and therefore resulted in no impairment charge for these assets. The determination of fair value included certain unobservable inputs, which reflect the Company’s assumptions regarding how market participants would price these assets in the marketplace, and therefore are considered level 3 inputs. The fair value of this real estate was based on offers received from potential buyers.

The Company also recorded impairment charges in continuing operations of $14.2 million for the nine months ended September 30, 2009, for long-lived assets in Argentina, Brazil, Mexico, Poland and the United States whose carrying values exceeded fair values. Fair values for these assets were based on projected future cash flows, discounted using a risk-adjusted rate, which the Company considers level 3 inputs.

As previously discussed, the Company signed a Letter of Intent in the second quarter of 2009 to sell its manufacturing facility located in Meaux, France to an independent third party. The transaction was completed in the fourth quarter of 2009. Results of operations for this location are being treated as discontinued operations. After consideration of level 3 inputs, the Company has concluded that there are no projected future cash flows for this location and, as a result, the Company recorded an impairment charge in discontinued operations of $4.1 million for the nine months ended September 30, 2009.

As previously discussed, on May 28, 2009, the Company entered into the Fourth Amendment to the Credit Agreement. In accordance with the guidance under ASC 470-50-40, “Modifications and Extinguishments,” this transaction was treated as a debt extinguishment and the new debt was initially recorded at its fair value of $1,177.3 million, which was based on the average trading price on the first trade date and is considered a level 2 input. The initial fair value discount of $22.7 million is being amortized to interest expense over the term of the Term Loan C using the effective interest method.

13. Derivative Financial Instruments

The Company’s business and activities expose it to a variety of market risks, including risks related to changes in interest rates, foreign currency exchange rates and commodity prices. These financial exposures are monitored and managed by the Company as an integral part of its market risk management program. This program recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effects that market volatility could have on operating results. As part of its market risk management strategy, the Company uses derivative instruments to protect cash flows from fluctuations caused by volatility in interest rates, foreign currency exchange rates and commodity prices.

Cash Flow Hedges

The Company’s interest rate risk management strategy is to use derivative instruments to minimize significant unanticipated earnings fluctuations that may arise from volatility in interest rates of the Company’s borrowings and to manage the interest rate sensitivity of its debt.

The Company uses foreign currency exchange contracts as hedges against payments of intercompany balances and anticipated purchases denominated in foreign currencies. The Company enters into these contracts to protect itself against the risk that the eventual net cash flows will be adversely affected by changes in exchange rates.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

The Company’s energy risk management strategy is to use derivative instruments to minimize significant unanticipated manufacturing cost fluctuations that may arise from volatility in natural gas prices.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on derivatives representing hedge ineffectiveness, if any, are recognized in current earnings.

The maximum term over which the Company is hedging exposures to the variability of cash flows (for all forecasted transactions, excluding interest payments on variable-rate debt) is 12 months.

Derivatives Not Designated as Hedging Instruments

During the first quarter of 2009, the Company elected to roll over its senior secured term loan in one-month increments to reduce its cash interest, as opposed to continuing to roll over its senior secured term loan in three-month increments to match the terms of its interest rate collar agreements. The Company has therefore discontinued hedge accounting for its interest rate collar and swap agreements.

During the first quarter of 2009, the Company entered into foreign currency exchange contracts to hedge the effects of fluctuations in exchange rates on an anticipated euro-denominated purchase of equipment. The gains or losses on the derivatives were recognized in current earnings.

Financial instruments are not held by the Company for trading purposes.

The notional amounts of the Company’s derivative instruments outstanding as of September 30, 2009, were as follows:

Notional Amount
(In thousands)
Derivatives designated as hedges:
Foreign currency exchange contract	$1,544
Natural gas swap agreements	111

Total derivatives designated as hedges	$1,655

Derivatives not designated as hedges:
Interest rate collar agreements	$385,000
Interest rate swap agreements	350,000

Total derivatives not designated as hedges	$735,000

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

The fair values of the Company’s derivative instruments outstanding as of September 30, 2009, were as follows:

	Balance Sheet Location	Fair Value
		(In thousands)
Liability derivatives:
Derivatives designated as hedges:
Foreign currency exchange contract	Accrued expenses and other current liabilities	$42
Natural gas swap agreements	Accrued expenses and other current liabilities	56

Total derivatives designated as hedges		98

Derivatives not designated as hedges:
Interest rate collar agreements	Accrued expenses and other current liabilities	2,643
Interest rate swap agreements	Accrued expenses and other current liabilities	10,163
Interest rate swap agreements	Other non-current liabilities	8,603

Total derivatives not designated as hedges		21,409

Total liability derivatives		$21,507

The gains and losses on the Company’s derivative instruments during the nine months ended September 30, 2009, were as follows:

	Amount of Gain or (Loss) Recognized to AOCI (a) (Effective Portion)	Income Statement Classification	Amount of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)
	(In thousands)		(In thousands)
Derivatives designated as hedges:
Cash flow hedges:
Foreign currency exchange contract	$107	Other income, net	$107
Natural gas swap agreements	(173)	Cost of goods sold	(367)

Total derivatives designated as hedges	$(66)		$(260)

			Amount of Gain or (Loss) Recognized in Income
			(In thousands)
Derivatives not designated as hedges:
Interest rate collar agreements		Interest expense	$(6,282)
Interest rate swap agreements		Interest expense	(5,860)
Foreign currency exchange contracts		Other income, net	95

Total derivatives not designated as hedges			$(12,047)

(a)	Accumulated other comprehensive income (loss) (“AOCI”).

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

14. Income Taxes

The Company accounts for income taxes in accordance with ASC 740, “Accounting for Income Taxes.” Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates. The Company previously established a valuation allowance with respect to certain deferred income tax assets. During the nine months ended September 30, 2009, the valuation allowance decreased by $17.1 million, primarily as a result of changes in deferred income tax assets associated with current year utilization of net operating losses, and increases in deferred income tax liabilities.

The Company had $57.2 million of Unrecognized Tax Benefits (“UTB”), exclusive of interest and penalties, as of September 30, 2009. For the nine months ended September 30, 2009, the Company recorded a net increase in UTB of $5.0 million, exclusive of interest and penalties. Offsetting long-term deferred income tax assets at September 30, 2009, were $23.0 million. As of September 30, 2009, the Company had recorded additional UTB of $5.3 million related to interest and penalties. The Company does not expect a significant change in the UTB balance in the next twelve months. Approximately $8.6 million of UTB at September 30, 2009, if recognized, would impact the Company’s effective tax rate.

15. Commitments

The Company is a party to various capital and operating leases involving real property and equipment. Total rent expense for operating leases was $37.8 million and $40.5 million for the nine months ended September 30, 2009 and 2008, respectively.

Under certain agreements, the Company is obligated to make annual payments of $2.0 million and $3.0 million to affiliates of the Graham Family Investors (defined as Graham Capital Company, GPC Investments LLC and Graham Alternative Investment Partners I or affiliates thereof or other entities controlled by Donald C. Graham and his family) and the Blackstone Investors (defined as Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P. and Blackstone Family Investment Partnership III L.P.), respectively. See Note 19 for further discussion of the Company’s obligations under these agreements.

16. Contingencies and Legal Proceedings

On April 10, 2009, OnTech Operations, Inc. (“OnTech”) initiated an arbitration proceeding against the Company, in which OnTech alleges that the Company breached a bottle purchase agreement dated April 28, 2008, and an equipment lease dated June 1, 2008. In its statement of claims, OnTech alleges, among other things, that the Company’s failure to produce bottles as required by the bottle purchase agreement resulted in the failure of OnTech’s business. As a result, OnTech is seeking to recover the value of its business, which it alleges is between $80 million and $150 million, which is in excess of 10% of the Company’s current assets. The arbitration is currently scheduled to be heard by a three arbitrator panel between March 15, 2010 and March 23, 2010.

The Company believes that OnTech’s claims are without legal, contractual or factual merit. The Company is vigorously defending against these claims and feels that the likelihood of it not prevailing is remote. Accordingly, the Company has not accrued a loss on this claim.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

On November 3, 2006, the Company filed a complaint with the Supreme Court of the State of New York, New York County, against Owens-Illinois, Inc. and OI Plastic Products FTS, Inc. (collectively, “OI”). The complaint alleges certain misrepresentations by OI in connection with the Company’s 2004 purchase of the blow molded plastic container business of Owens-Illinois, Inc. (“O-I Plastic”) and seeks damages in excess of $30 million. In December 2006, OI filed an Answer and Counterclaim, seeking to rescind a Settlement Agreement entered into between OI and the Company in April 2005, and disgorgement of more than $39 million paid by OI to the Company in compliance with that Settlement Agreement. The Company filed a Motion to Dismiss the Counterclaim in July 2007, which was granted by the Court in October 2007. On August 1, 2007, the Company filed an Amended Complaint to add additional claims seeking indemnification from OI for claims made against the Company by former OI employees pertaining to their pension benefits. These claims arise from an arbitration between the Company and Glass, Molders, Pottery, Plastic & Allied Workers, Local #171 (the “Union”) that resulted in an award on April 23, 2007, in favor of the Union. The Arbitrator ruled that the Company had failed to honor certain pension obligations for past years of service to former employees of OI, whose seven Union-represented plants were acquired by the Company in October 2004. In the Amended Complaint, the Company maintains that under Section 8.2 of the Stock Purchase Agreement between the Company and OI, OI is obligated to indemnify the Company for any losses associated with differences in the two companies’ pension plans including any losses incurred in connection with the Arbitration award. The litigation is proceeding.

The Company is a party to various litigation matters arising in the ordinary course of business. The ultimate legal and financial liability of the Company with respect to such litigation cannot be estimated with certainty, but management believes, based on its examination of these matters, experience to date and discussions with counsel, that ultimate liability from the Company’s various litigation matters will not be material to the business, financial condition, results of operations or cash flows of the Company.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

17. Segment Information

The Company is organized and managed on a geographical basis in three operating segments: North America, Europe and South America. Segment information for the nine months ended September 30, 2009 and 2008, and as of September 30, 2009, and December 31, 2008, representing the reportable segments currently utilized by the chief operating decision makers, was as follows:

		North America	Europe	South America	Eliminations (a)	Total
		(In thousands)
Net sales (b)(c)	Nine months ended September 30, 2009	$1,497,834	$171,622	$67,162	$(250)	$1,736,368
	Nine months ended September 30, 2008	1,719,288	214,446	70,893	(1,202)	2,003,425

Operating income (loss)	Nine months ended September 30, 2009	$188,033	$24,947	$(2,969)	$—	$210,011
	Nine months ended September 30, 2008	156,121	25,386	2,024	—	183,531

Depreciation and amortization	Nine months ended September 30, 2009	$102,020	$13,163	$3,275	$—	$118,458
	Nine months ended September 30, 2008	112,842	15,060	3,865	—	131,767

Asset impairment charges	Nine months ended September 30, 2009	$11,449	$1,428	$1,294	$—	$14,171
	Nine months ended September 30, 2008	11,535	—	286	—	11,821

Interest expense, net	Nine months ended September 30, 2009	$123,119	$879	$2,189	$—	$126,187
	Nine months ended September 30, 2008	130,598	2,068	1,901	—	134,567

Other (income) expense, net	Nine months ended September 30, 2009	$(867)	$753	$(3,361)	$1,410	$(2,065)
	Nine months ended September 30, 2008	245	(472)	(493)	—	(720)

Income tax provision (benefit)	Nine months ended September 30, 2009	$11,571	$9,103	$1,147	$—	$21,821
	Nine months ended September 30, 2008	3,256	6,871	743	—	10,870

Identifiable assets (b)(c)(d)	As of September 30, 2009	$853,121	$143,446	$50,518	$—	$1,047,085
	As of December 31, 2008	872,465	151,142	38,665	—	1,062,272

Goodwill	As of September 30, 2009	$419,449	$16,224	$32	$—	$435,705
	As of December 31, 2008	418,784	15,826	35	—	434,645

Cash paid for property, plant and equipment	Nine months ended September 30, 2009	$86,629	$8,192	$9,676	$—	$104,497
	Nine months ended September 30, 2008	77,677	13,142	8,487	—	99,306

(a)	To eliminate intercompany transactions.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

(b)	The Company’s net sales for Europe include countries having significant sales as follows:

	Nine Months Ended September 30,
	2009	2008
	(In millions)
Poland	$35.5	$50.0
Belgium	39.8	43.8
Spain	29.8	31.7
France	17.0	27.0

The Company’s identifiable assets for Europe include countries having significant identifiable assets as follows:

	September 30, 2009	December 31, 2008
	(In millions)
Poland	$35.7	$37.7
Belgium	34.0	33.6
Spain	25.2	27.6
France (1)	15.7	19.9

(1)	Amount as of December 31, 2008, includes assets located in Meaux, France with a carrying value as of December 31, 2008, of $6.7 million; all assets at this location were fully impaired as of September 30, 2009.

(c)	The Company’s net sales for North America include sales in Mexico which totaled $110.9 million and $117.7 million for the nine months ended September 30, 2009 and 2008, respectively. Identifiable assets in Mexico totaled $52.0 million and $51.6 million as of September 30, 2009, and December 31, 2008, respectively. Substantially all of the North America reportable segment’s remaining net sales and identifiable assets are in the United States.
(d)	Represents property, plant and equipment, net.

Product Net Sales Information

The following is supplemental information on net sales by product category:

	Nine Months Ended September 30,
	2009	2008
	(In thousands)
Food and Beverage	$1,067,635	$1,231,940
Household	319,488	371,669
Personal Care/Specialty	129,622	141,310
Automotive Lubricants	219,623	258,506

Total Net Sales	$1,736,368	$2,003,425

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

18. Pension Plans

The components of net periodic pension cost for the Company’s defined benefit pension plans consisted of the following:

	Nine Months Ended September 30,
	2009	2008
	(In thousands)
Components of net periodic pension cost:
Service cost	$1,715	$1,988
Interest cost	4,516	4,235
Expected return on plan assets	(4,296)	(5,038)
Net amortization and deferral of prior service costs	1,761	653
Curtailment/special charges	207	239
Employee contributions	(58)	(80)

Net periodic pension cost	$3,845	$1,997

The Company previously disclosed in its financial statements for the year ended December 31, 2008, that it expected to contribute $6.7 million to its pension plans in 2009. This amount has been adjusted to $4.0 million as a result of the Workers, Retiree and Employer Recovery Act of 2008. In addition, on April 1, 2009, the Company made a voluntary contribution of $12.7 million to its U.S. defined benefit plans to maintain specific funding target percentages. As of September 30, 2009, $2.6 million of required contributions to its pension plans has been made and the Company expects to make an additional $1.4 million of contributions in the remainder of 2009.

In June 2009, the Company announced that it was closing its plant located in Bristol, PA. The closing is expected to occur during the fourth quarter of 2009. As a result of this closing, the Company has recorded a preliminary curtailment charge of $0.2 million for the vesting of all non-vested pension plan participants. This amount will be finalized at the time of the actual plant closing.

The Company recognized $5.5 million and $6.3 million of expense for its 401(k) plans in the first nine months of 2009 and 2008, respectively.

19. Transactions with Related Parties

The Company had transactions with entities affiliated through common ownership. The Company made payments to Graham Engineering Company for equipment and related services of $1.3 million and $1.1 million for the nine months ended September 30, 2009 and 2008, respectively. Affiliates of both of the Graham Family Investors and the Blackstone Investors have supplied management services to Holdings since 1998. The Company has recorded $3.8 million of expense for these services for each of the nine months ended September 30, 2009 and 2008. Under the Fifth Amended and Restated Limited Partnership Agreement and the Amended and Restated Monitoring Agreement, Holdings is obligated to make annual payments of $2.0 million and $3.0 million to affiliates of the Graham Family Investors and the Blackstone Investors, respectively.

At September 30, 2009, the Company had loans outstanding to certain current and former management employees of the Company for the purchase of shares of GPC. These loans were made in connection with the capital call payments made on September 29, 2000, and March 29, 2001, pursuant to a capital call agreement

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

dated as of August 13, 1998. The proceeds from the loans were used to fund management’s share of the capital call payments. The loans mature on September 28, 2012, and March 30, 2013, respectively, and accrue interest at a rate of 6.22%. The loans are secured by a pledge of the stock purchased by the loans and by a security interest in any bonus due and payable to the respective borrowers on or after the maturity date of the loans. The loans and related interest, totaling $2.1 million as of September 30, 2009, and December 31, 2008, are reflected in equity (deficit) on the Condensed Consolidated Balance Sheets (Unaudited). Subsequent to quarter end, in October 2009, certain of the Company’s executive officers repaid $0.3 million of these loans.

On behalf of the Blackstone Investors, the Company made payments to a former Chief Executive Officer and Chief Financial Officer of the Operating Company on January 5, 2007, for its repurchase of all of their outstanding shares of GPC, pursuant to separation agreements dated as of December 3, 2006. Additionally, on behalf of the Blackstone Investors, the Company made a payment to a former Senior Vice President on April 10, 2009, for its repurchase of all of his outstanding shares of GPC. As a result of these payments, the Blackstone Investors became the owners of these shares and owe the Company $4.4 million. This receivable is reflected in equity (deficit) on the Condensed Consolidated Balance Sheets (Unaudited).

The Company incurred a $5.0 million fee from Blackstone Management Partners III L.L.C. in connection with the Fourth Amendment to the Credit Agreement. This amount was charged against the gain on debt extinguishment (see Note 11).

20. Environmental Matters

As a result of the Company closing its plant located in Edison, New Jersey, the Company is subject to New Jersey’s Industrial Site Recovery Act (“ISRA”). The Company acquired this facility from Owens-Illinois, Inc. in 2004. ISRA is an environmental law that specifies a process of reporting to the New Jersey Department of Environmental Protection (“NJDEP”) and, in some situations, investigating, cleaning up and/or taking other measures with respect to environmental conditions that may exist at an industrial establishment that has been shut down or is being transferred. The Company is in the process of evaluating and implementing its obligations under ISRA regarding this facility. The Company has recorded a preliminary reserve of $0.4 million for this obligation. This amount may change based on results of additional investigation expected to be undertaken for NJDEP.

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

21. Earnings Per Share

The following are reconciliations of income from continuing operations, loss from discontinued operations and net income attributable to GPC stockholders used to calculate basic and diluted earnings per share.

The following summarizes earnings per share for the nine months ended September 30, 2009:

	As Reported	Attributable to Noncontrolling Interests (1)	Attributable to GPC Stockholders for Computation of Basic Earnings Per Share	Adjustment for Potentially Dilutive Options to Purchase Partnership Units (2)	Adjusted for Computation of Diluted Earnings Per Share
Numerator:
Income from continuing operations	$64,824	$(10,609)	$54,215	$(154)	$54,061
Loss from discontinued operations	(3,924)	591	(3,333)	9	(3,324)

Net income	$60,900	$(10,018)	$50,882	$(145)	$50,737

Denominator:
Weighted average number of GPC shares outstanding (3)			42,975,419		42,980,617

			Basic		Diluted
Earnings per share:
Income from continuing operations			$1.26		$1.26
Loss from discontinued operations			(0.08)		(0.08)

Net income attributable to GPC stockholders			$1.18		$1.18

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

The following summarizes earnings per share for the nine months ended September 30, 2008:

	As Reported	Attributable to Noncontrolling Interests (1)	Attributable to GPC Stockholders for Computation of Basic Earnings Per Share	Adjustment for Potentially Dilutive Options to Purchase Partnership Units (2)	Adjusted for Computation of Diluted Earnings Per Share
Numerator:
Income from continuing operations	$38,814	$—	$38,814	$(656)	$38,158
Loss from discontinued operations	(1,707)	—	(1,707)	29	(1,678)

Net income	$37,107	$—	$37,107	$(627)	$36,480

Denominator:
Weighted average number of GPC shares outstanding (4)			42,975,419		42,975,419

			Basic		Diluted
Earnings per share:
Income from continuing operations			$0.90		$0.89
Loss from discontinued operations			(0.04)		(0.04)

Net income attributable to GPC stockholders			$0.86		$0.85

(1)	The allocation of earnings is based on the noncontrolling interests’ relative ownership percentage.
(2)	Holdings adjustment is based on incremental earnings that would be attributable to those potentially dilutive options to purchase partnership units on an “as-if converted” basis. For the nine months ended September 30, 2009 and 2008, 3,379,967 and 1,063,304 potential options to purchase partnership units, respectively, have been excluded as the options are either antidilutive or as a result of the related contingencies not being met as of the reporting dates. Regarding contingencies, there are two types of options that contain contingencies: (1) those which vest and become exercisable upon the attainment of certain financial performance goals associated with a sale of Blackstone’s entire interest in the Company, and (2) those which vest and become exercisable upon Holdings’ achievement of specified earnings targets.
(3)	Reflects 5,198 incremental shares issuable from the subscription receivable calculated using the treasury stock method.
(4)	As of September 30, 2008, there were no potentially dilutive common stock equivalents outstanding regarding GPC shares. Accordingly, the number of basic and diluted weighted average shares outstanding is the same.

22. Capital Stock

The authorized capital stock of the Company consisted of 500,000,000 shares of $0.01 par value common stock and 100,000,000 shares of $0.01 par value preferred stock. There were 42,975,419 shares of common stock and 0 shares of preferred stock issued and outstanding as of both September 30, 2009, and December 31, 2008.

In accordance with the terms and conditions of his employment agreement, the Chief Financial Officer agreed to purchase 37,611 shares of GPC common stock for $0.3 million. In accordance with Regulation S-X,

GRAHAM PACKAGING COMPANY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

September 30, 2009

Rule 5-02, this amount has been recorded in equity (deficit) as common stock subscribed, not yet issued with a corresponding deduction for the subscription receivable. The subscription receivable was subsequently paid on October 12, 2009.

23. Subsequent Events

The Company is currently pursuing an initial public offering, which is expected to be completed during 2010. This transaction would result in, among other things, the ability of the holders of noncontrolling interests of Holdings to exchange such interests for shares of common stock of the Company at the time of, or subsequent to, the initial public offering.

The Company amended and restated its certificate of incorporation to, among other things, increase the number of shares of its authorized common stock to 500 million shares and to authorize the issuance of up to 100 million shares of preferred stock.

On January 15, 2010, the Company approved a 1,465.4874-for-1 stock split of the Company’s common stock and a 3,781.4427-for-1 split of Holdings’ partnership units which will take place prior to the effective date of the initial public offering. All shares, units, per share and per unit information in the condensed consolidated financial statements have been retroactively adjusted to reflect these stock and unit splits.

23,333,334 Shares

Common Stock

PROSPECTUS

Citi

Goldman, Sachs & Co.

Deutsche Bank Securities

BofA Merrill Lynch

UBS Investment Bank

KeyBanc Capital Markets

Baird

Until                 , all dealers that effect transactions in these securities, whether or not participating in this offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable solely by the Registrant and expected to be incurred in connection with the offer and sale of the securities being registered. All amounts are estimates, except the SEC registration fee and the FINRA filing fee.

SEC registration fee	$30,612
FINRA filing fee	35,500
NYSE listing fee	250,000
Transfer agent’s fee	3,500
Printing and engraving expenses	750,000
Legal fees and expenses	3,000,000
Accounting fees and expenses	2,100,000
Miscellaneous	30,388

Total	$6,200,000

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

As permitted by the Delaware General Corporation Law, the registrant’s Amended and Restated By-Laws includes provisions that (i) eliminate, to the fullest extent permitted by the Delaware General Corporation Law, the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, and (ii) require the registrant to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions.

As permitted by the Delaware General Corporation Law, the Amended and Restated By-Laws of the registrant provide that (i) the registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) the registrant may indemnify any other person as set forth in the Delaware General Corporation Law, and (iii) the rights conferred in the Amended and Restated By-Laws are not exclusive.

The registrant has also obtained officers’ and directors’ liability insurance that insures against liabilities that officers and directors of the registrant, in such capacities, may incur.

At present, there is no pending litigation or proceeding involving a director, officer or employee of the registrant regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

Reference is made to the form of underwriting agreement filed as Exhibit 1 hereto for provisions providing that the underwriters are obligated under certain circumstances, to indemnify the registrant’s directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended.

Item 15.	Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement, the registrant issued the following securities which were not registered under the Securities Act of 1933, as amended:

On October 12, 2009, the registrant sold 37,611 shares of common stock to David W. Bullock for an aggregate purchase price of $250,000.

No underwriters were involved in the foregoing sale of securities. This issuance was deemed exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 701 under the Securities Act. In accordance with Rule 701, the shares that were issued were deemed exempt from registration under the Securities Act of 1933, as amended, were completed pursuant to a written compensatory benefit plan, and the issuances did not, during any consecutive 12-month period, exceed 15% of the outstanding shares of the registrant’s common stock, calculated in accordance with the provisions of Rule 701.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules.

The following Financial Statement Schedules are included herein:

Schedule I – Graham Packaging Company Inc. Registrant’s Condensed Financial Statements

Schedule II – Graham Packaging Company Inc. Valuation and Qualifying Accounts

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Graham Packaging Company Inc. has duly caused this amendment no. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of York, State of Pennsylvania, on February 1, 2010.

GRAHAM PACKAGING COMPANY INC.

By:	/s/ David W. Bullock
Name:	David W. Bullock
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 4 to the registration statement has been signed by the following persons in the capacities indicated on February 1, 2010.

Signature	Capacity

*	Chief Executive Officer
Mark S. Burgess

David W. Bullock	Chief Financial Officer
David W. Bullock

*	Vice President, Corporate Controller & Treasurer
William E. Hennessey

*	President & Assistant Secretary; Director
Chinh E. Chu

*	Vice President & Assistant Treasurer; Director
James A. Quella

*By:	/s/ David W. Bullock
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
†1.1	Form of Underwriting Agreement.

†3.1	Form of Restated Certificate of Incorporation of Graham Packaging Company Inc.

†3.2	Form of Amended and Restated By-Laws of Graham Packaging Company Inc.

4.1	Indenture dated as of October 7, 2004, among Graham Packaging Company, L.P. and GPC Capital Corp. I and Graham Packaging Holdings Company, as guarantor, and The Bank of New York as Trustee, relating to the Senior Notes Due 2012 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by Graham Packaging Holdings Company (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Graham Packaging Holdings Company on October 14, 2004 (File No. 333-53603-03)).

4.2	Indenture dated as of October 7, 2004, among Graham Packaging Company, L.P. and GPC Capital Corp. I and Graham Packaging Holdings Company, as guarantor, and The Bank of New York, as Trustee, relating to the Senior Subordinated Notes Due 2014 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by Graham Packaging Holdings Company (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Graham Packaging Holdings Company on October 14, 2004 (File No. 333-53603-03)).

4.3	Indenture, dated as of November 24, 2009, among Graham Packaging Company, L.P., GPC Capital Corp. I, the Guarantors named therein and the Bank of New York Mellon, as Trustee, relating to the Senior Notes Due 2017 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by the Guarantors named therein (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Graham Packaging Holdings Company on November 24, 2009 (File No. 333-53603-03)).

4.4	Form of 8 1/2% Senior Note due 2012 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Graham Packaging Holdings Company on October 14, 2004 (File No. 333-53603-03)).

4.5	Form of 9 7/8% Series Senior Subordinated Note due 2014 (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Graham Packaging Holdings Company on October 14, 2004 (File No. 333-53603-03)).

4.6	Form of 8 1/4% Senior Note due 2017 (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Graham Packaging Holdings Company on November 24, 2009 (File No. 333-53603-03)).

†4.7	Form of Common Stock Certificate.

**5.1	Opinion of Simpson Thacher & Bartlett LLP.

10.1	First Lien Credit Agreement, dated as of October 7, 2004, among Graham Packaging Holdings Company, Graham Packaging Company, L.P., as the borrower, GPC Capital Corp. I, as the co-borrower, the lenders named therein, Deutsche Bank AG Cayman Islands Branch, as administrative agent and as collateral agent, Citigroup Global Markets Inc., as syndication agent, Goldman Sachs Credit Partners, L.P., General Electric Capital Corporation and Lehman Commercial Paper Inc., as co-documentation agents, and Lasalle Bank National Association and Manufacturers and Traders Trust Company, as senior managing agents (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Graham Packaging Holdings Company on October 14, 2004 (File No. 333-53603-03)).

10.2	Registration Rights Agreement, dated as of February 2, 1998, by and among Graham Packaging Company, L.P., GPC Capital Corp. II, Graham Capital Corporation, Graham Family Growth Partnership, BCP /Graham Holdings L.L.C., BMP/Graham Holdings Corporation and the other parties named therein (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form S-4/A filed by Graham Packaging Holdings Company on July 13, 1998 (File No. 333-53603-03)).

Exhibit No.	Description
10.3	Amended and Restated Monitoring Agreement, dated as of September 30, 2004, among Graham Packaging Holdings Company, L.P., Graham Packaging Company, L.P., Blackstone Management Partners III L.L.C. and Graham Alternative Investment Partners I (incorporated herein by reference to Exhibit 10.7 to Amendment No. 1 to the Registration Statement on Form S-4/A filed by Graham Packaging Holdings Company on July 8, 2005 (File No. 333-125173-02)).

10.4	Management Stockholders Agreement, dated as of February 2, 1998, among Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P., Blackstone Family Investment Partnership III, L.P., BMP/Graham Holdings Corporation, Graham Packaging Holdings Company, L.P., GPC Capital Corp. II and the management investors named therein (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form S-4/A filed by Graham Packaging Holdings Company on July 13, 1998 (File No. 333-53603-03)).

10.5	Stockholders’ Agreement, dated as of February 2, 1998, among Blackstone Capital Partners III Merchant Banking Fund L.P., Blackstone Offshore Capital Partners III L.P., Blackstone Family Investment Partnership III, L.P., BMP/Graham Holdings Corporation, Graham Packaging Holdings Company, GPC Capital Corp. II and BT Investment Partners, Inc. (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form S-4/A filed by Graham Packaging Holdings Company on July 13, 1998 (File No. 333-53603-03)).

10.6	Graham Packaging Holdings Company Management Option Plan (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on Form S-4/A filed by Graham Packaging Holdings Company on July 31, 1998 (File No. 333-53603-03)).

10.7	2004 Graham Packaging Holdings Company Management Option Plan (incorporated herein by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed by Graham Packaging Holdings Company on March 31, 2005 (File No. 333-53603-03)).

10.8	Form of Employment Agreement, dated as of March 28, 2007, between Graham Packaging Holdings Company and Warren D. Knowlton (incorporated herein by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed by Graham Packaging Holdings Company on April 2, 2007 (File No. 333-53603-03)).

10.9	Form of Employment Agreement, dated as of March 28, 2007, between Graham Packaging Holdings Company and Mark S. Burgess (incorporated herein by reference to Exhibit 10.15 to the Annual Report on Form 10-K filed by Graham Packaging Holdings Company on April 2, 2007 (File No. 333-53603-03)).

10.10	Form of Employment Agreement, dated as of June 27, 2002, between Graham Packaging Holdings Company and Philip R. Yates (incorporated herein by reference to Exhibit 10.16 to Amendment No. 2 to the Registration Statement on Form S-1 filed by GPC Capital Corp. II on July 10, 2002 (File No. 333-89022)).

10.11	Form of Employment Agreement, dated as of June 27, 2002, between Graham Packaging Holdings Company and Roger M. Prevot (incorporated herein by reference to Exhibit 10.17 to Amendment No. 2 to the Registration Statement on Form S-1 filed by GPC Capital Corp. II on July 10, 2002 (File No. 333-89022)).

10.12	Form of Employment Agreement, dated as of June 27, 2002, between Graham Packaging Holdings Company and Ashok Sudan (incorporated herein by reference to Exhibit 10.18 to the Annual Report on Form 10-K filed by Graham Packaging Holdings Company on March 31, 2005 (File No. 333-53603-03)).

10.13	Form of Employment Agreement, dated as of January 1, 2005, between Graham Packaging Holdings Company and Peter T. Lennox (incorporated herein by reference to Exhibit 10.18 to the Annual Report on Form 10-K filed by Graham Packaging Holdings Company on March 31, 2006 (File No. 333-53603-03)).

Exhibit No.	Description
10.14	First Amendment to Credit Agreement, dated as of December 9, 2005, among Graham Packaging Holdings Company, Graham Packaging Company, L.P., as the borrower, GPC Capital Corp. I, as the co-borrower, the lenders named therein, Citigroup Global Markets Inc., as syndication agent, Goldman Sachs Credit Partners, L.P., General Electric Capital Corporation and Lehman Commercial Paper Inc., as co-documentation agents, Deutsche Bank AG Cayman Islands Branch, as administrative agent and as collateral agent for the lenders, and LaSalle Bank National Association and Manufacturers and Traders Trust Company, as senior managing agents (incorporated herein by reference to Exhibit 10.21 to the Annual Report on Form 10-K filed by Graham Packaging Holdings Company on March 31, 2006 (File No. 333-53603-03)).

10.15	Second Amendment to Credit Agreement, dated as of April 18, 2006, among Graham Packaging Holdings Company, Graham Packaging Company, L.P., as the borrower, GPC Capital Corp. I, as the co-borrower, the lenders named therein, Citigroup Global Markets Inc., as syndication agent, Goldman Sachs Credit Partners, L.P., General Electric Capital Corporation and Lehman Commercial Paper Inc., as co-documentation agents, Deutsche Bank AG Cayman Islands Branch, as administrative agent and as collateral agent for the lenders, and LaSalle Bank National Association and Manufacturers and Traders Trust Company, as senior managing agents (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Graham Packaging Holdings Company on April 21, 2006 (File No. 333-53603-03)).

10.16	Third Amendment to Credit Agreement, dated as of March 30, 2007, among Graham Packaging Holdings Company, Graham Packaging Company, L.P., as the borrower, GPC Capital Corp. I, as the co-borrower, the lenders named therein, Citigroup Global Markets Inc., as syndication agent, Goldman Sachs Credit Partners, L.P., General Electric Capital Corporation and Lehman Commercial Paper Inc., as co-documentation agents, Deutsche Bank AG Cayman Islands Branch, as administrative agent and as collateral agent for the lenders, and LaSalle Bank National Association and Manufacturers and Traders Trust Company, as senior managing agents (incorporated herein by reference to Exhibit 10.25 to the Annual Report on Form 10-K filed by Graham Packaging Holdings Company on April 2, 2007 (File No. 333-53603-03)).

10.17	Fourth Amendment to Credit Agreement, dated as of May 28, 2009, among Graham Packaging Holdings Company, Graham Packaging Company, L.P., as the borrower, GPC Capital Corp. I, as the co-borrower, the lenders named therein and Deutsche Bank AG Cayman Islands Branch, as administrative agent for the lenders (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Graham Packaging Holdings Company on May 29, 2009 (File No. 333-53603-03)).

†10.18	Fifth Amendment to Credit Agreement, dated as of December 16, 2009, among Graham Packaging Holdings Company, Graham Packaging Company, L.P., as the borrower, GPC Capital Corp. I, as the co-borrower, the lenders named therein and Deutsche Bank AG Cayman Islands Branch, as administrative agent for the lenders.

10.19	Form of Separation Agreement, dated as of December 3, 2006, between Graham Packaging Holdings Company and Philip R. Yates (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Graham Packaging Holdings Company on December 7, 2006 (File No. 333-53603-03)).

10.20	Form of Amended and Restated Option Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Graham Packaging Holdings Company on February 6, 2008 (File No. 333-53603-03)).

10.21	2008 Graham Packaging Holdings Company Management Option Plan (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Graham Packaging Holdings Company on August 7, 2008 (File No. 333-53603-03)).

Exhibit No.	Description
10.22	Side Agreement to employment agreement between Graham Packaging Company, L.P. and Roger Prevot dated April 21, 2008 (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Graham Packaging Holdings Company on August 7, 2008 (File No. 333-53603-03)).
10.23	Form of Option Unit Agreement pursuant to the Graham Packaging Holdings Company 2008 Management Option Plan (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Graham Packaging Holdings Company on April 10, 2008 (File No. 333-53603-03)).
10.24	Letter Agreement, dated December 18, 2008, between Graham Packaging Holdings Company, Graham Packaging Company, L.P. and Warren D. Knowlton (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Graham Packaging Holdings Company on December 19, 2008 (File No. 333-53603-03)).
10.25	Form of Amended and Restated Option Unit Agreement (incorporated herein by reference to Exhibit 10.24 to the Annual Report on Form 10-K filed by Graham Packaging Holdings Company on March 10, 2009 (File No. 333-53603-03).
10.26	Employment Agreement, dated as of May 4, 2009, between Graham Packaging Holdings Company, Graham Packaging Company, L.P. and David Bullock (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Graham Packaging Holdings Company on May 4, 2009 (File No. 333-53603-03).
10.27	Option Agreement (for performance-based “MOIC” options), dated as of May 4, 2009, between Graham Packaging Holdings Company and David Bullock (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Graham Packaging Holdings Company on May 4, 2009 (File No. 333-53603-03).
10.28	Option Agreement (for time-based options), dated as of May 4, 2009, between Graham Packaging Holdings Company and David Bullock (incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Graham Packaging Holdings Company on May 4, 2009 (File No. 333-53603-03).
10.29	Option Agreement, dated as of June 17, 2009, between Graham Packaging Holdings Company and Mark S. Burgess (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Graham Packaging Holdings Company on June 19, 2009 (File No. 333-53603-03)).
†10.30	Management Subscription Agreement, dated as of May 4, 2009, between BMP/Graham Holdings Corporation and David Bullock.
†10.31	Form of Income Tax Receivable Agreement with GPC Holdings, L.P.
†10.32	Form of Income Tax Receivable Agreement with Blackstone Capital Partners III Merchant Banking Fund L.P.
†10.33	Form of Stockholders’ Agreement.
†10.34	Form of Registration Rights Agreement.
†10.35	Form of Exchange Agreement.
†10.36	Form of Sixth Amended and Restated Agreement of Limited Partnership.
†10.37	Form of Termination Agreement for the Amended and Restated Monitoring Agreement.
†10.38	Employment Agreement, dated as of March 23, 2008, between Graham Packaging Company, L.P. and David Nachbar.
†10.39	Termination Agreement, dated as of March 27, 2008, between Graham Packaging Company, L.P. and George Lane.
†10.40	Form of Director Fee Agreement.
†10.41	Form of Graham Packaging Holdings Company Management Option Unit Exchange Agreement.
†10.42	Form of 2010 Equity Compensation Plan.
†10.43	Form of Nonqualified Stock Option Agreement.

Exhibit No.	Description
†10.44	Form of IPO Transaction Bonus Agreement.
†10.45	Form of Retention Bonus Agreement.
†10.46	Form of Amended and Restated Option Agreement.
†10.47	Form of Amended and Restated Employment Agreement Between Graham Packaging Company Inc., Graham Packaging Holdings Company, Graham Packaging Company, L.P. and Mark S. Burgess.
†10.48	Graham Packaging Company Inc. Annual Incentive Plan.
†10.49	Form of Graham Packaging Holdings Company and Graham Packaging Company, L.P. Transaction Bonus and Release Agreement with Warren D. Knowlton.
†21.1	List of Subsidiaries.
23.1	Consent of Simpson Thacher & Bartlett (included in Exhibit 5.1).
**23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
†23.3	Consent of Angelo G. Acconcia.
†23.4	Consent of Mark S. Burgess.
†23.5	Consent of John R. Chiminski.
†23.6	Consent of Charles E. Kiernan.
†23.7	Consent of Gary G. Michael.
†24.1	Power of Attorney (included on signature page).

**	Filed herewith.
†	Previously filed.

SCHEDULE I

GRAHAM PACKAGING COMPANY INC.

REGISTRANT’S CONDENSED FINANCIAL STATEMENTS

(in thousands)

	December 31,
	2008	2007
BALANCE SHEETS
Assets:
Current assets	$—	$—
Other non-current assets	—	—

Total assets	$—	$—

Liabilities and equity (deficit):
Current liabilities	$—	$—
Investment in subsidiary	817,687	645,173
Other non-current liabilities	695	635

Total liabilities	818,382	645,808
Equity (deficit):
Preferred stock, $0.01 par value, 100,000,000 shares authorized, 0 shares issued and outstanding	—	—
Common stock, $0.01 par value, 500,000,000 shares authorized, 42,975,419 shares issued and outstanding	430	430
Additional paid-in capital	296,650	293,850
Retained earnings	(1,043,966)	(986,043)
Notes and interest receivable for ownership interests	(6,292)	(6,171)
Accumulated other comprehensive income (loss)	(65,204)	52,126

Equity (deficit)	(818,382)	(645,808)

Total liabilities and equity (deficit)	$—	$—

	Year Ended December 31,
	2008	2007	2006
STATEMENTS OF OPERATIONS
Selling, general and administration expenses	$60	$62	$23
Equity in loss from continuing operations of subsidiaries	(47,290)	(203,021)	(119,875)
Equity in loss from discontinued operations of subsidiaries	(10,506)	(3,655)	(1,121)

Loss before income taxes	(57,856)	(206,738)	(121,019)
Income tax provision (benefit)	67	618	(29)

Net loss	$(57,923)	$(207,356)	$(120,990)
Total other comprehensive (loss) income	(117,330)	21,092	21,386

Comprehensive loss attributable to Graham Packaging Company, Inc.	$(175,253)	$(186,264)	$(99,604)

	Year Ended December 31,
	2008	2007	2006
STATEMENTS OF CASH FLOWS
Operating activities:
Net loss	$(57,923)	$(207,356)	$(120,990)
Adjustments to reconcile net loss to net cash provided by operating activities:
Change in other current liabilities	236	—	—
Change in other non-current liabilities	(109)	680	(6)
Equity in net loss of subsidiaries	57,796	206,676	120,996

Net cash provided by operating activities	—	—	—

Increase in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of period	—	—	—

Cash and cash equivalents at end of period	$—	$—	$—

Supplemental cash flow information:
Cash paid for income taxes	$26	$13	$18

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SCHEDULE II

GRAHAM PACKAGING COMPANY INC.

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Year ended December 31, 2008
Allowance for doubtful accounts	$5,734	$1,298	$580	$6,452
Allowance for inventory losses	6,966	3,593	4,077	6,482

Year ended December 31, 2007
Allowance for doubtful accounts	$6,299	$—	$565	$5,734
Allowance for inventory losses	5,505	2,776	1,315	6,966

Year ended December 31, 2006
Allowance for doubtful accounts	$11,272	$662	$5,635	$6,299
Allowance for inventory losses	4,451	1,132	78	5,505

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